DAIWA

DAIWA ASSOCIATE HOLDINGS LIMITED

台和商事控股有限公司

(Stock Code 股份代號: 1037)



Annual Report 年報

2007/08









董事
劉得還(總裁)
陳婉薇(副總裁)
尹楚輝
麥漢佳
畢滌凡°
蔡毓藩°
廖毅榮°
° *獨立非執行董事*

公司秘書
何聚聲

合資格會計師
何聚聲

主要往來銀行
香港上海滙豐銀行有限公司
中信嘉華銀行
渣打銀行(香港)有限公司
花旗銀行

核數師
羅兵咸永道會計師事務所
香港執業會計師

本公司之法律顧問
麥堅時律師行

百慕達法之法律顧問
Appleby Spurling Hunter

註冊辦事處
Canon's Court, 22 Victoria Street
Hamilton HM12, Bermuda

總辦事處及主要營業地點
香港九龍觀塘成業街16號
怡生工業中心G座11字樓

主要股份過戶登記處
Butterfield Fund Services (Bermuda) Limited
11 Rosebank Centre, Bermudiana Road
Hamilton, Bermuda

香港股份過戶登記處
卓佳雅柏勤有限公司
香港灣仔皇后大道東28號
金鐘匯中心26樓

美國證券託存收據處
The Bank of New York Company Inc.
101 Barclay Street, New York
N.Y. 10286 U.S.A.

股份代號-1037

DIRECTORS
LAU Tak Wan *(President)*
CHAN Yuen Mei, Pinky *(Vice-president)*
WAN Chor Fai
MAK Hon Kai, Stanly
Barry John BUTTIFANT°
Choi Yuk Fan°
Liu Ngai Wing°
° *independent non-executive directors*

COMPANY SECRETARY
HO Chui Sing

QUALIFIED ACCOUNTANT
HO Chui Sing

PRINCIPAL BANKERS
The Hong Kong and Shanghai Banking Corporation Limited
CITIC Ka Wah Bank Limited
Standard Chartered Bank (HK) Limited
Citibank, N.A.

AUDITORS
PricewaterhouseCoopers
Certified Public Accountants

LEGAL ADVISERS TO THE COMPANY
Baker & Mckenzie

LEGAL ADVISERS ON BERMUDA LAW
Appleby Spurling Hunter

REGISTERED OFFICE
Canon's Court, 22 Victoria Street
Hamilton HM12, Bermuda

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS
11th Floor, Block G, East Sun Industrial Centre
16 Shing Yip Street, Kwun Tong, Kowloon, Hong Kong

PRINCIPAL REGISTRAR
Butterfield Fund Services (Bermuda) Limited
11 Rosebank Centre, Bermudiana Road
Hamilton, Bermuda

REGISTRAR IN HONG KONG
Tricor Abacus Limited
26/F., Tesbury Centre,
28 Queen's Road East, Wanchai, Hong Kong

ADR DEPOSITARY
The Bank of New York Company Inc.
101 Barclay Street, New York
N.Y. 10286 U.S.A.

STOCK CODE-1037

目錄 Contents

		頁次 Pages
總裁報告	President's Statement	2
財務概要	Financial Summary	11
企業管治報告	Corporate Governance Report	14
董事會報告書	Report of the Directors	22
獨立核數師報告	Independent Auditor's Report	35
綜合損益表	Consolidated Income Statement	37
綜合資產負債表	Consolidated Balance Sheet	38
資產負債表	Balance Sheet	39
綜合現金流量表	Consolidated Cash Flow Statement	40
綜合權益變動表	Consolidated Statement of Changes in Equity	41
財務報表附註	Notes to the Financial Statements	43
購股權資料	Share Option Information	122
股東週年大會通告	Notice of Annual General Meeting	128


DAIWA

雁田廠區 *The Yan-tian Factory Site*

本人謹代表台和商事控股有限公司(本公司)及其附屬公司(統稱為本集團)向各股東提呈截至二零零八年三月三十一日止年度已審核之業績。

On behalf of the Board of Directors, I would like to present to shareholders the audited results of Daiwa Associate Holdings Limited (the "Company") and its subsidiaries (collectively the "Group") for the year ended 31 March 2008.

本人藉此感謝各員工對本集團之貢獻及努力，使本集團於過去一年，在充滿競爭的營商環境中，保持了業務增長。

I am taking this opportunity to express our gratitude to the Group's staff for their contributions enabling the Group to work through a tough business environment and securing the business growth for the preceding year.

業績及股息

RESULTS AND DIVIDEND

本集團之營業額及毛利額在過去六年持續增長。截至二零零八年三月三十一日止年度，本集團營業額錄得十九億一千一百萬港元(二零零七年：十七億三千七百四十萬港元)，比去年財政年度增長百分之十；毛利額錄得一億八千九百九十萬港元(二零零七年：一億七千四百六十萬港元)，比去年財政年度增長百分之八點七。



我司電子原器件經銷業務為客戶提供市場導向之完整的電子設計方案
System design solution meeting the market demands, a value-added distribution services from the Group

The Group's turnover and gross profit kept increasing in the past 6 years. Turnover was reported as HK$1,911 million (2007: HK$1,737.4 million) for the year ended 31 March 2008, which indicates an increase of 10% from last financial year. Gross profit increased by 8.7% to HK$189.9 million (2007: HK$174.6 million)

截至二零零八年三月三十一日：

— 利息、稅項、攤銷及折舊前經營溢利三千九百五十萬港元(二零零七年：三千八百三十萬港元)。

— 本年度集團錄得經營溢利二千四百五十萬港元(二零零七年：二千二百四十萬港元)。

— 因近期之新會計準則所定，集團錄得美元外匯合約未變現之市場指標價虧損約六百三十萬港元，以致顯著地影響集團之除稅及少數股東權益後之綜合盈利降為六百九十萬港元(二零零七年：一千一百萬港元)，比去年同期減少百分之三十七點三。

— 每股基本盈利為2.30港仙(二零零七年：4.00港仙)。

For the year ended 31 March 2008:

– The earnings before interest, tax, amortization and depreciation (EBITDA) are HK$39.5 million (2007: HK$38.3 million).

– The operating profit (EBIT) of the Group is HK$24.5 million (2007: HK$22.4 million).

– Because of the recent accounting practice, the Group recorded HK$6.3 million, an unrealized fair value loss in relation to mark-to-market derivative on the US$ exchange rate contract which significantly affects the consolidated net profit after taxation and minority interests of the Group be dropped to HK$6.9 million (2007: HK$11 million), representing a decrease of 37.3% from last year.

– The basic earnings per share is HK2.30 cents (2007: HK4.00 cents).

董事局建議向於二零零八年八月二十八日名列於本公司股東名冊之股東派發末期股息每股0.25港仙。如股東週年大會上獲股東通過，末期股息將於二零零八年九月十日派發。本年度，集團宣佈派發中期股息每普通股派1港仙。

The Board of Directors has recommended the payment of a final dividend of HK0.25 cent per ordinary share payable to shareholders whose names appear on the Register of Members of the Company on 28 August, 2008. Subject to the shareholders' approval at the forthcoming annual general meeting, the dividend will be payable on 10 September, 2008. During the year, the Group announced an interim dividend of HK1 cent per ordinary share.

本年集團綜合盈利下降之主要原因如下：

1) 為了應付營業賬項及應收營業賬項之滙兑風險，集團定立了遠期外幣合約以對沖該風險。雖然管理層極具信心，這等合約只會對集團帶來正面的影響；但根據新近之會計準則，此等合約必需於年結當天重新評估價值。在多個評估理論中，集團採用了一個較保守之評估報告，從而撥備了六百三十萬港元以作未變現合約之市場指標可能虧損。然而，管理層極具信心當遠期外幣合約到期時，可緩和此虧損。

2) 在上個財政年度，集團仍需補貼河源新工場之設立和試產；隨著新廠漸趨成熟，來年同類之支出將明顯減少。

3) 集團擁有部份小額投資但持有相對大股份比率的聯營公司；應佔此等聯營公司虧損亦令集團造成若干虧損。管理層將尋求將此等聯營公司之股權出讓以減少虧損。

The major reasons for the decrease in consolidated net profit of the reported year are as follows:

1) In order to minimize the impact of the fluctuation of foreign exchange rate in accounts payable and accounts receivable, the Group has engaged in forward foreign currency contracts to set-off this business risk. Although the management has big confidence to project that these contracts will bring in positive result to the Group, the Group must evaluate the value of these contracts to follow the recent accounting principles. Among different valuation theoretical approaches, the management has adopted a conservative one which results in booking a HK$6.3 million projected, unrealized fair value loss of the mark-to-market derivative. However, the management has strong confident that the effect will be mitigated at the time when the contracts mature.

2) In the reported year, the Group still subsidized the setting up and test run of the new production site in Heyuan. As the production in the new factory has already become matured, the subsidies will become less significant in the coming fiscal year.



個人數碼影音播放機
MP4 Digital Media Player

3) The Group has small investment in some associate companies with relative substantial share percentages. The share of losses in these associate companies also contributed to certain losses of the Group. The management will seek for disposal of the shareholdings in these companies in order to minimize losses.

流動資金及財務資源

於二零零八年三月三十一日，本集團之流動資產淨值達一億八千九百一十萬港元(二零零七年：一億九千二百五十萬港元)，而股東資本為三億八千七百八十萬港元(二零零七年：三億七千零二十萬港元)。銀行貸款與融資租約承擔總額為二億一千八百九十萬港元，而資本負債比率(借貸總額除以扣除少數股東權益後之股東資金)為0.56。年底現金及銀行結餘由去年九千三百四十萬港元港元增加至一億三百四十萬港元。

LIQUIDITY AND FINANCIAL RESOURCES

At 31 March 2008, the Group's net current assets amounted to HK$189.1 million (2007: HK$192.5 million) and the shareholders' funds were HK$387.8 million (2007: HK$370.2 million). The total bank loan and finance lease was HK$218.9 million and the gearing ratio which is defined as total borrowings to shareholders' funds, excluding minority interests, is 0.56. The year-end cash and bank balances were increased from HK$93.4 million to HK$103.4 million.

於二零零八年三月三十一日，本集團所獲之總銀行信貸額約二億八千三百萬港元，而仍可動用之信貸額為四千四百萬港元。在同日融資租約承擔為二百五十萬港元。本公司提供信貸擔保予多間銀行促使該等銀行借貸予本集團全資擁有之附屬公司。於二零零八年三月三十一日，公司已提供之信貸擔保總額為三億五千六百六十萬港元。

At 31 March 2008, total available banking facilities of the Group were approximately HK$283 million, of which HK$44 million was unutilised. Finance lease obligations outstanding on the same date amounted to HK$2.5 million. The Company issued corporate guarantees to banks for granting of banking facilities to wholly owned subsidiaries. At 31 March 2008, total amount of corporate guarantee committed was HK$356.6 million.

本集團之資產由股東資金、應付營業賬項、融資租約及銀行信貸組成。應付營業賬項於一年內償還，銀行借貸包括商業貸款於一年內償還而銀行分期貸款則於三至四年內償還。由於業務增長、個人電腦產品增長及新廠房之新增資本性開支增加，銀行借貸總額亦因而增加。

The Group's assets are mostly financed by shareholders' funds, trade payables, finance lease and bank borrowings. Trade payables are repayable within one year. Bank borrowings composed of trade financing repayable within one year and term loans repayable in installments from 3 to 4 years. Total bank borrowings have increased due to the growth in business, personal computer products and new capital expenditures.



最先進的印刷電路板裝配車間
Latest SMT PCB Assembly Facilities

借貸主要以港元為單位以減低匯兌風險。而集團之現金及現金等價物主要以港元、美元、加拿大元、人民幣為單位。本集團使用外幣遠期合約以應付某些外幣應付款，及控制外幣交易帶來之滙兌風險。除外幣遠期合約以外，集團繼續將常規之採購及銷售收支相互對應；配合這些方式，集團因而能控制及減低財務成本及匯兌風險。集團之主要貸款均為浮動息率並跟隨香港銀行同業拆息率計算。

The borrowings are mostly denominated in Hong Kong dollars to prevent currency risk. The Group's cash and cash equivalents are mainly denominated in Hong Kong dollars, US dollars, Canadian dollars and Renminbi. The Group has engaged in foreign currency forward contracts with banks to hedge certain daily foreign currency trade payments to control the conversion risk arising from foreign currency transactions. Other than forward contract, the Group continuously matches the payments and receipts of foreign currency arising from routine purchases and sales. Combining these methods, the Group is able to control and minimize the financial cost and exchange risk. Most of the Group's borrowings are interest bearing at floating rates which are in reference to the Hong Kong HIBOR rate.

本年度之營業額有顯著的增加，但存貨水平相反由去年之二億五千六百八十萬港元減少至二億三千八百六十萬港元，庫存平均流轉控制於六十天內。應收營業賬項及應付營業賬項亦跟隨營業額相應地增加。

With the increase in turnover in the reported year, inventory level was relatively decreased to HK$238.6 million from HK$256.8 million of last financial year. Average stock turnover is controlled to less than 60 stock turnover days. The trade receivables and payables also increased in proportion with the increase in turnover.

本年度，由於被行使認股權証的原因，本集團因而發行了26,274,436股普通股股份，行使價格為每股0.4港元或0.5港元。另外，集團亦於公開市場購回了184,000股普通股股份，回購價由每股0.59港元至0.64港元不等。

In the reported year, the Group issued 26,274,436 new ordinary shares due to the exercise of warrants. The exercise price was HK$0.4 and HK$0.5 per share. The Group also repurchased 184,000 ordinary shares in the open market. The purchase prices ranged from HK$0.59 to HK$0.64 per share.

業務回顧及前景

本年度，除去少數股東權益後綜合淨盈利較去年為少，但二零零八年三月三十一日止年度集團之核心業務卻有理想成績。雖然電子消費產品之營業額相對地下降，但集團整體營業額較上一個財政年度增加百分之十至十九億一仟一百萬港元(二零零七：十七億三千七百萬港元)，而毛利亦增加了百分之八點七至一億八千九百九十萬港元(二零零七：一億七千四百六十萬港元)。

本集團致力於以下三項主要業務：

— 電子元器件 — 經銷及製造業務

— 電腦及數碼產品 — 經銷及製造業務

— 電子專業合約生產服務(EMS)及電子消費產品業務

BUSINESS REVIEW AND PROSPECT

Although the consolidated net profit after minority interests was smaller than that of last year, the year ended 31 March 2008 was a remarkable year in the Group's core business. Despite the relative dropping of turnover in consumer electronics, the consolidated turnover of the Group was increased by 10% to HK$1,911 million (2007: HK$1,737 million); and the gross profit of the Group was increased by 8.7% to HK$189.9 million (2007: HK$174.6 million) when compare to last fiscal year.



採用 DECT 數碼技術的無線電話機
Digital Cordless Telephones employing DECT technology

The Group is engaged in three major core businesses, namely:

— Electronic Components — Distribution and Manufacturing

— Digital and Personal Computer Products — Distribution and Manufacturing

— Contract Electronic Manufacturing Service (EMS) and Consumer Electronics

電子元器件 — 經銷及製造業務

去年，集團能夠成功打進流動電話市場，主要銷售中央處理器、分裂器件集成電路和集團生產之超薄揚聲器；加上其他品牌的電子元器件，此部份之營業額明顯地比去年增長了百分之二十一，達到八億零六十萬港元(二零零七年：六億六千一百五十萬港元)；而毛利亦錄得八千二百五十萬港元(二零零七年：六千五百四十萬港元)，比去年增長百分之三十四點四。

在此分部，集團在香港及中國擁有分銷權之各國品牌，並包括集團所製作之電子元器件。產品包括二、三極管、集成電路、供電模塊、MCU、CPU、記憶晶片及顯示屏等。此等元器件應用於電子玩具、供電器、收音機、CD機、DVD機、電視、MP3/MP4及擴音機。在更高層次上面，此業務更提供應用於空調機、MP3、電動單車、iPod連接座及供電管理模塊的主控方案等。

Electronic Components — Distribution and Manufacturing

In the reported year, the Group successfully entered into the market of mobile phone in promoting MCP (Masked Central Processor), discrete IC and components as well as ultra thin loud speakers which was produced in the Group. Together with electronic components from the team, turnover of this segment was grown significantly to HK$800.6 million (2007: HK$661.5 million) representing a growth of 21% when compared with last fiscal year. The gross profit also recorded a 34.4% growth to HK$82.5 million (2007: HK$65.4 million).

Business in this segment is to act as authorized distributor of various renowned brand names including the Group's own manufactured electronic components to manufacturers in Hong Kong and China. Products of this segment includes diodes, transistors, integrated circuits (IC), power modules, MCU, CPU, memory chips and display modules etc. Applications of these components are electronic toys, power supplies, radio, CD players, DVD players, TV, MP3/MP4 and amplifiers. In the more advanced level, this segment also provides solutions for controller of air-conditioner, MP3, electronic bicycle, iPod dockings as well as power management modules etc.

集團在此業務擁有超過25年的經驗；除了於香港有穩固的根基外，集團為少數現存特約經銷商中，其中一間在中國展開業務的先導公司。經歷二十多年之中國經營經驗，結合香港及中國之本地專才，集團在中國的主要城市已建立了強健之銷售網絡和物流根基。深圳及上海銷售辦事處在競爭對手中成績卓越。為了能更深入佔據國內市場，集團額外投放資源於經銷部份的工程及研發部，以加強其提供整體方案的能力。

The Group has more than 25 years of experience in this segment. Other than the solid base in Hong Kong, the Group is one of the very few existing distributors who were pioneer to penetrate in the China market. After more than 20 years of establishment in China, the Group has built up strong sales network and logistic foundation in major China cities by the joint management between Hong Kong and local Chinese elites. The performance of Shenzhen and Shanghai sales office were outstanding among competitors. In order to explore further business opportunities, the Group had further strengthened the engineering capability in providing total solutions to customers.



我司電子製品之新發展，圖中的為對講機的半成品電路板
Walkie-Talkie PCBs, a new market sector being develop for the consumer electronics manufacturing business

集團接連獲得著名電子元器件供應商之代理權；去年，集團成功地獲得Freescale，Rohm及Silicon Laboratory之授權代理；加上現時東芝、松下、安森美(On-Semiconductor)，Lite-on，阿諾德磁材(Arnold Magnetics)，Chino-Excel Technology Corp (CET)，Elan Microelectronics Corp (ELAN)及MCS Logic Ltd (MCS Logic)，京瓷(Kyocera)，Diodes之授權經銷，集團將更能鞏固在香港及國內之授權經銷電子元器件及半導體業務之領導地位。

The Group kept gaining new distributorship from renown electronic components suppliers. In the reported year, the Group had successfully gained new authorized distributorships from Freescale, Rohm and Silicon Laboratory. Together with existing distributorship of Toshiba, Panasonic, On-semiconductor, Lite-on, Arnold Magnetic, Chino-Excel Technology Corp (CET), Elan Microelectronics Corp (ELAN) and MCS Logic Ltd (MCS Logic), Kyocera, Diodes, the Group could further strengthen its status as one of the leading authorized distributors for electronic components and semi-conductors in Hong Kong and the PRC.

電腦及數碼產品 — 經銷及製造業務

在電腦及數碼產品業務營業額達四億八千一百三十萬港元(二零零七年：四億零十萬港元)，與去年同期比較增長百分之二十點三，而毛利亦增長百分之十九點四至四千三百萬港元(二零零七年：三千六百萬港元)。

此業務分部之產品主要包括集團在北美州之個人電腦經銷業務。產品包括主機版，顯示卡、硬盆視像儲存、電腦機箱、供電器、軟件、記憶模塊、桌面及手提電腦等。此業務亦包括集團所製造之MP3、MP4、數碼相框及USB記憶條等。

此業務之總銷售辦事處設在多倫多，分公司分佈於溫哥華、哈里法斯及卡加里；加拿大合和公司在電腦硬盆、顯示屏及主機板之市場佔有重要之市場佔有率。集團已作好準備，希望能進入筆記部電腦分銷市場，並期望能在此市場上佔一席位。

Digital and Personal Computer Products — Distribution and Manufacturing

Turnover of the digital and personal computer products business grew to HK$481.3 million (2007: HK$400.1 million) which represented a growth of 20.3% in the reported year. Gross profit also grew by 19.4% to HK$43 million (2007: HK $36 million).

Business in this segment mainly comes from the distribution of personal computer products in North America. Products in this segment are motherboards, display cards, hard disk drives, optical storage device, computer cases, power supply, software memory modules, desk-top computer, notebook computers, and with business came from the manufacturing of MP3, MP4, digital picture frames and USB memory drives.

With head office in Toronto and branches in Vancouver, Halifax, and Calgary, Daiwa Canada had gained substantial market share of hard disk drives, display monitors and motherboards. The Group is well prepared to enter into the market of bulk distribution of note book computers and expecting to gain meaningful market share in the coming years.

電子專業合約生產服務(EMS)及電子消費產品業務

電子專業合約生產服務(EMS)

在此生產業務上，EMS之營業額較去年錄得百分之十八點九之可觀的增長至五億八百八十萬港元(二零零七年：四億二千七百九十萬港元)。但由於原材料價格上升，所以毛利下調了百分之八點三至五千九百七十萬港元(二零零七年：六千五百一十萬港元)。

於滙報年度，集團為此業務新增加了一個生產線，以作無塵車間及高速新SMD貼片設施之用。同時，集團亦為此生產添置了充氮回流錫爐、自動精確印錫機、X光檢測儀等設施。在提高產品品質外，此業務之產能亦提升了百份之五十。

集團同時亦生產通訊發射站模塊、活性天線、雷達部件、汽車電子模塊及工業用無接觸印字機底板組件等業務。

透過增加工程及技術之投資，集團開始探討和客戶共同開發產品之可行性；集團希望此EMS之發展路向可使集團在眾競爭對手中有更突出之表現。

電子消費產品業務

於滙報年度，塑膠和金屬等之原材料價格較成品之銷售價格上升得更急速。為免承受這方面的風險，集團透過選擇性地接受客戶之訂單以維持合理的銷售價格。由於實施此政策，原產品設計及生產(OEM，ODM)電子消費產品製造業務之營業額大幅下調了百分之五十一點四至一億二千零二十萬港元(二零零七年：二億四千七百二十萬港元)；但毛利不跌反升了百分之二十一點三至九百七十萬港元(二零零七年：八百萬港元)。

EMS And Consumer Electronics

EMS (Contract Electronic Manufacturing Service)

In this business segment, turnover was significantly increased by 18.9% to HK$508.8 million when compared with last fiscal year (2007: HK$427.9 million), however due to the increase of cost in material, the gross profit decreased by 8.3% to HK$59.7 million (2007: HK$65.1 million) when compared with last year.


PM11:30
FM90.3

匹配iPod及iPhone 的帶鬧鐘收音機
iPod/iPhone Docking Clock Radio

In the reporting year, a new production floor equipped with clean rooms was added. The team was also equipped with new fast speed SMD production lines with nitrogen filled furnaces, precise screen solder paste application printer and X-ray failure analysis checker. Other than the further enhancement of the quality of products, the capacity of this sector was increased by more than 50%.

The Group also engages in the production of telecommunication modules in mobile phone base stations, active antennas, radar parts, electronic modules in automobiles as well as PCB assembly for industrial purpose product etc.

With the increase of investment in engineering and technological innovation, the Group starts to explore the possibility of co-development of new products with customers. The Group expects that this direction of EMS production will bring the Group to be distinct among competitors.

Consumer Electronics

In the reported year, prices of raw material, such as plastic and metal, increased in a quicker rate in comparison to the increase in selling prices. In order to eliminate this risk, the Group had to selectively accept customer orders to maintain reasonable prices. As a result of this policy, turnover of the OEM and ODM manufacturing of consumer electronics in the reporting year was HK$120.2 million (2007: 247.2 million) which represents a decrease of 51.4% but gross profit was increased by 21.3% to HK$9.7 million (2007: HK$8 million).

當大部份競爭對手正在忍受著在東莞和深圳地區昂貴之運作成本時，集團已將勞工密集的生產線搬到運作成本較低之河源市生產。在開辦此新工場期間，集團在新、舊工場維持了平衡的運作；因而對集團產生了短暫的虧損；在二零零七年十一月，集團已將所有同類的產品集中於河源生產，由此，此業務在來年需集團補貼的數目將不明顯。

When most of the other competitors are suffering from the high operation cost in Dongguan and Shenzhen area, the Group has relocated its labor intensive production floor to Heyuan, an area of much lower operation cost. In the establishment period of this new factory, the Group has maintained two parallel production and management teams in both old and the new production site which generates a temporary negative contribution to the Group. However, since Nov 2007, all the concerned resources have already been consolidated in the new factory and the negative contribution of this segment will become insignificant in the coming fiscal year.

在此業務分類部，產品大多為家用之手提視聽產品例如iPod音源插座、收音機、揚聲器、手提CD、卡式機、小型音響、鬧鐘收音機及電子玩具等。集團已設計好相當之新產品及方案以準備新客戶之來臨。

Products in this segment was mostly portable audio and video products for households such as iPod dockings, radio, loud speakers, boom-box (portable CD), cassette player, mini compo Hi-Fi, clock radio and electronic toys. To prepare for the upcoming of new buyers, the Group has developed new models and solutions in the reported year.

集團亦開始發佈了1.8G、2.4G和5.8G的無綫電話、對講機和其他通訊方面的產品。自滙報年度開始，第一批產品的軟件設計及模具已籌備完成。集團期望此新產品線可在下一財政年度推出市面。同時，集團亦會推出中價之DAB收音機及應用無線Wi-Fi之網絡收音機。

The Group also started to launch products in 1.8G, 2.4G and 5.8G cordless DECT phones, Walkie Talkie and other applications in telecommunication. In the reported year, software design and new tooling for the kick-off models were finished. The Group expects that this new product line can be launched to the market in the coming year. The group will also develop mid-price level new products in DAB radio and internet radio by using the Wi-Fi technology.

為更加優化集團在消費電子產品之能力，集團成功地開設了工模部，以製造原本外求之模具。同時，集團安裝了二十多台塑膠注塑機和無塵房絲印噴油設備，這更能提升集團在競爭上能有取得更佳之位置。

To further enhance the capability in consumer electronics, the Group had established successfully a tooling and mould division to fabricate tooling and moulds for various internal product which the Group outsourcing in previous years. The setting up of 20+ plastic injection machines with silk screening printing and clean room paint spray workshop can further upgrade the Group in a better position with good competitive edge.

業務前景

中國的新勞動合同法於二零零八年一月份實施後，大部份中國工場都面對巨大之勞工成本增加；其中有不少的競爭對手被迫結業。集團在河源設立之工場，不論在工人及營運成本方面，都比較低廉，因而使集團在這事件中站得更穩固。在二零零八年初，已有新客戶主動接觸本集團，希望本集團能取代其已結業之舊供應商。由此，集團更有信心此轉變可為集團帶來良機，去選擇更優質之客戶。同時，塑膠和工模工場之成功設立可使集團更能增加垂直生產的能力和更節省成本。

FUTURE PROSPECT

After the implementation of new labor contract law in China since Jan 2008, most China based factories suffered from the substantial increase in labor cost and a substantial number of competitors has already or will be forced out from the industry. By the setting up of the Group's new factory in Heyuan, labor cost as well as other operation cost of the factory was considerably reduced which enable the Group to stand firm in the event. In the beginning of 2008, new customers have already started approaching the Group to replace their old suppliers who has quitted from the market. The management is confident that this event provides a good opportunity for the Group to select more higher quality customers. At the same time, the successful setting up of plastic and tooling shop can further play a significant role in vertical production and cost saving.

在EMS業務上，現有之生產設備差不多已全部在充份使用中。集團將會再添置一條SMD貼片生產設備，以應付更大之生產需求。在來年年中即將開始投產的DECT無綫電話，將會為集團的製造業務帶進一個新紀元。

與此同時，在EMS開發之「Combiner Modules」已獲得著名之移動電話供應商認可；這方面之成績將可為此相關業務帶來可觀的貢獻。



芯片直接焊接到印刷電路板上的工藝
Chip On Board Assembling Process in Action

In the EMS segment, the capacity of equipment is almost fully employed. The Group will procure new SMD devices to further increase capacity of this segment. Products for the DECT cordless phone will be launched by the middle of this fiscal year which will bring the Group to a new era of manufacturing.

At the same time, the successful development of EMS business in "Combiner Modules" has already been approved by renown mobile phone manufacturer. Result in this new product will be a good add on to the business in this sector.

在電子元器件之分銷業務上，集團於在過去兩年所簽訂之新分銷協議的供應商都是半導體行業之表表者。集團已在這些產品上積累了相當之認識及經驗，並將會為集團帶來有意義之回報。

In the distribution segment of electronic components, the new distributorships gained in last 2 years are good players in the semiconductor market. The Group has already gained good knowledge in the distribution of these new products and will bring in meaningful contribution in the coming fiscal year.

為使分銷業務能在中國有更佳之滲透性，集團將會於成都設立一個新的銷售辦事處。另一方面，集團亦積極尋找收購具協同效應之公司以進一步強化分銷業務。

In order to further penetrate the distribution business in the China market, the Group will also establish new sales office in Chengdu. On the other hand, for the further synergy effect of the distribution business, the Group is looking for opportunities to acquire proper operations in the industry.

總結來說，管理層深信來年是本集團具成果的一年。

As a summary, the management believes that the coming year will be a fruitful year for the Group.

員工

於二零零八年三月三十一日，本集團共聘請了約六千名僱員，其中香港及加拿大分別有一百二十名及八十名僱員，其餘大部份為駐國內各生產基地之僱員。

集團之薪酬政策乃根據市場趨勢及按個別員工工作表現及經驗而釐定。業務員之薪酬包括工資及佣金，佣金是按個人營業指標而釐定；一般僱員除薪金外，可享有年終花紅，數額視乎部門之盈利及個人表現評估。集團亦提供強積金或公積金及醫療福利給予所有香港僱員。根據本公司於二零零五年八月十八日採納之購股權計劃或職業退休計劃，集團可授予購股權給公司董事及符合要求的僱員。直至二零零八年三月三十一日，集團並沒有授予購股權。

集團將投放更多資源於提供僱員在集團內部及外部的培訓；除了讓僱員出席講座外，集團繼續推薦合資格的僱員報名參加例如：ISO9000，TS16949及Six-Sigma品質管理系統之專業課程，此等培訓課程不單提供僱員事業發展，亦同時可提升集團之管理能力。

EMPLOYEES

At 31 March 2008, the Group employed a total of approximately 6,000 employees of which 120 were Hong Kong based and 80 were Canada based. Most of the others were PRC employees in different production sites.

The Group's remuneration policy is in line with the prevailing market practices and is determined on the basis of performance and experience of the individual. Sales personnel are remunerated by salaries and incentives in accordance with the achievement of their sales target. General staff are offered year-end discretionary bonuses, which are based on the divisional performance and individual appraisals. The Group also provides a Mandatory Provident Fund or ORSO scheme and medical benefits to all Hong Kong employees. Pursuant to the terms and conditions of the share option scheme adopted by the Company on 18 August 2005, the Group may grant share options to directors and eligible employees. Up to 31 March 2008, no share options had been granted.

The Group is committed to devoting more resources in providing internal and external training to the employees. In addition to sending staff to participate in seminars and lectures, the Group continues to recommend qualified staff to take part in professional courses such as the ISO9000, TS16949 and Six-Sigma Quality Systems. The training programs not only enhance employees' career development and professional knowledge, but also contribute to up-grading the management system of the Group.

五年財務概要

FIVE YEARS FINANCIAL SUMMARY

以下為本集團過去五個年度之綜合業績，資產及負債。

The following is a summary of the consolidated results, assets and liabilities of the Group for the last five years.

		二零零八 2008 千港元 HK$'000	二零零七 2007 千港元 HK$'000	二零零六 2006 千港元 HK$'000	二零零五 2005 千港元 HK$'000	二零零四 2004 千港元 HK$'000
營業額	**Turnover**	**1,911,025**	1,737,449	1,540,139	1,225,840	841,606
股東應佔盈利	Profit attributable to shareholders	**6,891**	10,994	12,648	20,575	15,330
資產總值	Total assets	**810,902**	773,513	685,250	607,630	474,851
負債總額	Total liabilities	**422,258**	402,077	325,833	258,282	192,707
資產淨值	Net assets	**388,644**	371,436	359,417	349,348	282,144
股本	Share capital	**30,423**	27,814	27,218	26,596	15,881
儲備	Reserves	**357,340**	342,435	330,953	322,125	265,587
股東權益	Shareholders equity	**387,763**	370,249	358,171	348,721	281,468
少數股東權益	Minority interests	**881**	1,187	1,246	627	676
權益總額	Total equity	**388,644**	371,436	359,417	349,348	282,144

五年財務概要(續) FIVE YEAR FINANCIAL SUMMARY *(continued)*

資產淨值
Net Assets

百萬港元
HK$ million


400
350
300
250
200
150
100
50
0
2004
2005
2006
2007
2008

營業額
Turnover

百萬港元
HK$ million


2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
2004
2005
2006
2007
2008

二零零八年度按主要業務劃分之營業額
TURNOVER BY PRINCIPAL BUSINESS FOR 2008


電子元器件製造及經銷
Manufacturing and distribution of electronic components (42%)
個人電腦及數碼產品經銷及製造
Manufacturing and distribution of personal computer and digital products (25%)
合約電子專業生產服務及電子消費產品
Contract electronic manufacturing service and consumer electronics (33%)

二零零八年度按地區劃分之營業額
TURNOVER BY GEOGRAPHICAL SEGMENT FOR 2008


其他亞洲國家
Other Asian countries (1%)
日本
Japan (17%)
歐洲
Europe (9%)
香港及中國大陸
Hong Kong and Mainland China (42%)
北美洲
North America (31%)

		營業額 Turnover	
		二零零八 2008 千港元 ***HK$'000***	二零零七 2007 千港元 *HK$'000*
電子元器件製造及經銷	Manufacturing and distribution of electronic components	**800,649**	661,475
合約電子專業生產服務及電子消費產品	Contract electronic manufacturing service and consumer electronics	**629,019**	675,017
個人電腦及數碼產品經銷及製造	Manufacturing and distribution of personal computer and digital products	**481,357**	400,957
		1,911,025	1,737,449

本公司董事會(「董事會」)致力維持良好之企業管治標準及程序，以確保資料披露之完整性、透明度及質素，藉以提高股東價值。

The board of directors of the Company (the "Board") is committed to maintain good corporate governance standard and procedures to ensure the integrity, transparency and quality of disclosure in order to enhance the shareholders' value.

本公司於截至二零零八年三月三十一日止年度一直採用及遵守香港聯合交易所有限公司證券上市規則(「上市規則」)附錄14載列之企業管治常規守則(「守則」)之原則及所有適用守則條文，惟下述偏離事項除外。董事會將繼續檢討及提升本公司之企業管治常規及準則，確保業務活動及決策制訂過程乃以適當及審慎方式規管。

The Company has adopted the principles and complied with all the applicable code provisions of the Code on Corporate Governance Practices ("Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules") for the year ended 31 March 2008, save for the deviations discussed below. The Board will continuously review and improve the corporate governance practices and standards of the Company to ensure that business activities and decision making processes are regulated in a proper and prudent manner.

董事之證券交易

DIRECTORS' SECURITIES TRANSACTION

本公司已採納上市規則附錄10所載列之上市發行人董事進行證券交易之標準守則作為有關董事進行證券交易之行為守則(「標準守則」)。經向本公司所有董事作出具體查詢後，本公司董事確認彼等於截至二零零八年三月三十一日止年度內一直遵守標準守則所載之規定標準。

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules as its own code of conduct regarding directors' securities transactions (the "Model Code"). Having made specific enquiry of all directors of the Company, the directors of the Company have confirmed that they have fully complied with the required standard as set out in the Model Code throughout the year ended 31 March 2008.

董事會

BOARD OF DIRECTORS

董事會專注於整體策略及政策，尤其關注本集團之增長及財務表現。董事會之主要功能如下：

(1) 制訂本集團之策略性方向及發展；

(2) 決定本集團主要政策、策略計劃及績效目標；

(3) 監察管理層之表現；

(4) 批准財政計劃及年度預算、重大撥款建議、主要融資及投資建議；

The Board focuses on overall strategies and policies with particular attention paid to the growth and financial performance of the Group. The principle functions of the Board are to:

(1) establish the strategic direction and development of the Group;

(2) determine the broad policies, strategic plans and performance objectives of the Group;

(3) monitor management performance;

(4) approve financial plans and annual budgets, major funding proposals, key funding and investment proposals;

董事會(續)

(5) 監察評估內部監控、風險管理、財務匯報及守規之程序；

(6) 就企業管治承擔責任。

董事會目前由四名執行董事及三名獨立非執行董事組成。

董事會每年至少舉行四次例會，議程包括批准全年及中期業績，以及檢討本集團之業務運作及內部監控系統。除此等例會外，董事會亦就批准重大或特別事項召開會議。

於本年度內，董事會共召開五次董事會會議。

本年度董事會成員、董事會會議次數及各董事之出席情況如下：

BOARD OF DIRECTORS *(continued)*

(5) oversee the processes for evaluating the adequacy of internal controls, risk management, financial reporting and compliance;

(6) assume responsibility for corporate governance.

The Board comprises four executive directors and three independent non-executive directors.

Regular Board meetings are held at least four times a year to approve annual and interim results, and to review the business operation and the internal control system of the Group. Apart from these regular meetings, Board meetings are also held to approve major or special issues.

Five Board meetings were held during the year ended 31 March 2008.

Members of the Board, number of Board meetings held and the attendance of each member during the year are set out as follows:

董事會成員	Members of the Board	出席會議次數／董事會會議次數 Number of meetings attended/ Number of Board meetings held
執行董事	**Executive directors**	
劉得還先生*(總裁)*	Mr. LAU Tak Wan *(President)*	5/5
陳婉薇女士*(副總裁)*	Ms. CHAN Yuen Mei, Pinky *(Vice-President)*	5/5
尹楚輝先生	Mr. WAN Chor Fai	5/5
麥漢佳先生	Mr. MAK Hon Kai, Stanly	5/5
獨立非執行董事	**Independent non-executive directors**	
畢滌凡先生	Mr. Barry John BUTTIFANT	5/5
蔡毓藩先生	Mr. CHOI Yuk Fan	5/5
廖毅榮先生	Mr. LIU Ngai Wing	5/5

董事會(續)

BOARD OF DIRECTORS *(continued)*

本公司已收到各獨立非執行董事之年度確認書，確認彼等符合上市規則第3.13條所載有關其獨立性之規則。本公司認為所有獨立非執行董事均屬獨立人士。

The Company has received from each independent non-executive directors an annual confirmation of independence pursuant to Rule 3.13 of the Listing Rule. The Company considers that all of the independent non-executive directors are independent.

董事會已根據本公司性質及業務目標，維持適合本公司業務需要之均衡技能及經驗。董事名單及彼等之簡歷已載列於第24至27頁之董事會報告書內。

Given the nature and business objectives of the Company, the Board has a balance of skill and experience appropriate for the requirements of the business of the Company. List of directors and their biographical details are set out on pages 24 to 27.

主席及行政總裁

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

根據守則條文第A.2.1條，主席及行政總裁之角色應予以區分，不應由同一人擔任。

Under the Code provision A.2.1, the roles of the chairman and chief executive officer should be separated and should not be performed by the same individual.

劉得還先生為本公司董事會主席兼總裁。董事會認為，總裁與行政總裁之角色相同。董事會認為，現行架構為本集團提供強大兼一致的領導，並使業務得以有效率及有效能地策劃及執行。因此，董事會相信，劉得還先生繼續擔任本公司之董事會主席兼總裁符合本公司股東之最佳利益。然而，本集團將於日後適當時候檢討現有架構。

Mr. LAU Tak Wan is the Chairman of the Board and the president of the Company. In the opinion of the Board, the role of the president and the chief executive officer is the same. The Board considers that the present structure provides the Group with strong and consistent leadership and allows for efficient and effective business planning and execution. Hence, the Board believes that it is in the best interest of the shareholders of the Company that Mr. LAU Tak Wan will continue to assume the roles of the Chairman of the Board and the president of the Company. However, the Company will review the current structure as and when it becomes appropriate in future.

獨立非執行董事

INDEPENDENT NON-EXECUTIVE DIRECTORS

根據守則第A.4.1條，非執行董事應有指定委任期，並可予重選；此外，根據守則第A.4.2條，每位董事(包括有指定委任期的董事)應最少每三年輪值辭任。

Under the Code provision A.4.1, the non-executive directors should be appointed for a specific term, subject to re-election and under the Code provision A.4.2, every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

目前，三名獨立非執行董事的委任任期並非指定，而是根據公司章程細則條文於股東週年大會輪值辭任和重選。他們的任期將於須重選時檢討。

Currently, the three independent non-executive directors are not appointed for a specific term but are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the bye-laws of the Company, and their appointment will be reviewed when they are due for re-election.

薪酬委員會

薪酬委員會負責向董事會提出有關本公司所有董事及高級管理層薪酬政策及結構之建議，並獲董事會授權，代表董事會釐定本公司所有執行董事及高級管理層之具體薪酬。

REMUNERATION COMMITTEE

The Remuneration Committee is responsible for making recommendations to the Board on, among other things, the Company's policy and structure for the remuneration of all directors and senior management of the Company and is delegated by the Board with the responsibility to determine on behalf of the Board the specific remuneration packages for all Executive directors and senior management of the Company.

薪酬委員會成員	Members of Remuneration Committee:	出席會議次數／委員會會議次數 No. of Meeting Attended/ No. of Meeting
獨立非執行董事	**Independent non-executive directors**	
廖毅榮先生*(主席)*	Mr. LIU Ngai Wing *(Chairman)*	1/1
蔡毓藩先生	Mr. CHOI Yuk Fan	1/1
執行董事	**Executive director**	
劉得還先生	Mr. LAU Tak Wan	1/1

審核委員會

AUDIT COMMITTEE

本公司已設立審核委員會，並書面訂立特別職權範圍。

The Audit Committee was established with a specific written terms of reference.

審核委員會負責檢討和監察本集團之財務申報過程及內部監控系統，並向董事會提供建議及意見。

The Audit Committee is responsible for reviewing and supervising the financial reporting process and internal control system of the Group and providing advice and recommendations to the Board.

審核委員會亦獲授權取得外界法律或其他獨立專業意見，及於視為必須之情況下，確保具備有關經驗之外界人士出席會議。

Audit Committee is also authorized to obtain outside legal or other independent professional advice and to secure the attendance of outsiders with relevant experience and expertise if it considers this necessary.

於本年度內，審核委員會共召開兩次審核委員會會議。

Two Audit Committee meetings were held during the year ended 31 March 2008.

本年度審核委員會成員，審核委員會會議次數，及各成員之出席情況如下：

Members of the Audit Committee, number of Audit Committee meetings held and the attendance of each member during the year are set out as follows:

審核委員會成員	Members of the Audit Committee	出席會議次數／審核委員會會議次數 Number of meetings attended/Number of Audit Committee meetings held
獨立非執行董事成員	**Members of Independent non-executive directors:**	
畢滌凡先生*(主席)*	Mr. Barry John BUTTIFANT *(Chairman)*	2/2
蔡毓藩先生	Mr. CHOI Yuk Fan	2/2
廖毅榮先生	Mr. LIU Ngai Wing	2/2

於本年度內，審核委員會履行了如下職責：

During the year, the Audit Committee has performed the following duties:

(1) 與核數師共同審閱年報及審閱未經審核之中期財務報告，並提出建議供董事會批准；

(1) reviewed the annual financial statements with the auditors and reviewed the unaudited interim financial statements, with recommendations to the Board for approval;

(2) 審閱會計準則之變動及評估可能對本集團財務報告書產生之潛在影響；

(2) reviewed the change in accounting standards and policies as well as assessment of potential impacts on the Group's financial statements;

審核委員會(續)

(3) 審閱本集團之內部監控系統，及商議有關事項包括財務、經營、程序遵守及風險管理等工作；

(4) 檢討有關規管及法定要求之合規事宜；

(5) 考慮及建議委任、續聘及批准外聘核數師之薪酬、聘用條款；

(6) 根據適用標準審閱及監察外聘核數師之獨立性及客觀性，以及核數程序之有效性；及

(7) 於開始進行核數前與外聘核數師討論有關核數之性質及範疇和申報責任。

提名董事

本公司並無成立提名委員會。守則所建議提名委員會之職責及職能由董事會共同履行，並無董事參與釐定其本身之委任條款，亦無獨立非執行董事參與評估其本身之獨立身份。

董事編製財務報表之責任

董事會確認彼等編製本集團財務報表之責任，並確保財務報表乃根據法例規定及適用之會計準則編製，董事會亦確保會準時刊發本集團之財務報表。

AUDIT COMMITTEE *(continued)*

(3) reviewed the Group's internal control system and discussed the relevant issues including financial, operational, compliance controls and risk management functions;

(4) reviewed the compliance issues with the regulatory and statutory requirements;

(5) considered and recommended the appointment, re-appointment and approved the remuneration and terms of engagement of external auditor;

(6) reviewed and monitored external auditor's independence and objectivity and the effectiveness of the audit process in accordance with applicable standards; and

(7) discussed with external auditor the nature and scope of the audit and reporting obligations before the audit commences.

NOMINATION OF DIRECTORS

The Company did not establish a Nomination Committee. The duties and functions of the Nomination Committee recommended in the Code are performed by the Board collectively with no director being involved in fixing his/her own terms of appointment and no independent non-executive director being involved in assessing his own independence.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The Board acknowledge their responsibility for the preparation of the financial statements of the Group and ensure that the financial statements are in accordance with statutory requirements and applicable accounting standards. The Board also ensure the timely publication of the financial statements of the Group.

核數師之酬金

AUDITORS' REMUNERATION

於本年度內，本公司之核數師羅兵咸永道會計師事務所就向本集團提供下列服務分別收取之費用如下：

During the year, PricewaterhouseCoopers, the external auditors of the Company, provided the following services to the Group and their respective fees charged are set out as follows:

服務種類	Type of services	收取之費用 Fees charged *千港元* *HK$'000*
本集團之審核費用	Audit fee for the Group	2,380
稅務服務	Taxation services	103
總額	Total	2,483

問責及審核

ACCOUNTABILITY AND AUDIT

董事明白彼等須負責根據法定及規管要求編制相關會計期間之本集團賬目。董事於編制截至二零零七年九月三十日止六個月及截至二零零八年三月三十一日止年度賬目時，已採納適當會計政策並貫徹採用該等政策。申報年度賬目已按持續經營之基準編制。

The directors of the Company acknowledge their responsibility for the preparation of the accounts of the Group for the relevant accounting periods in accordance with statutory and regulatory requirements. In preparing the accounts for the six months ended 30 September 2007 and for the year ended 31 March 2008, the directors have adopted appropriate accounting policies and applied them consistently. The accounts for the reporting year have been prepared on a going concern basis.

核數師發表其有關申報責任的聲明載列於年報中第35至36頁內。

A statement by the auditors about their reporting responsibilities is set out on pages 35 to 36 in the annual report.

內部監控

INTERNAL CONTROLS

現任董事會負責本集團之內部監控系統，並承擔管理業務風險及維護一個清晰及有效之內部監控，以保障股東投資及本集團資產，並每年與審核委員會檢討內部監控系統之成效。

The Board is responsible for the Group's system of internal controls and is committed to managing business risks and maintaining a sound and effective internal control system to safeguard the shareholders' investment and the Group's assets. The effectiveness of the internal control system was also discussed on an annual basis with the Audit Committee.

內部監控(續)

本集團之內部監控系統包含其政策、程序、工作連同本集團其他範疇,旨在:

(1) 容許其適當地於重大業務、營運上、財務上、遵守上及其他風險作出的意見,以促進營運之效率及成效及達致業務目標。此包括保障投資,免受不適當的使用或損失及詐騙,並且保證責任得以確定及處理;

(2) 確保保存妥當的會計記錄以提供可靠之財務資料供內部使用或對外滙報;及

(3) 確保遵守相關法例及規定,以及有關工作方式遵守內部政策。

內部監控制度乃為合理但非絕對地確保防範重大錯誤陳述或損失,以及旨在管理而非消除營運制度失當之風險,以達致本集團之目標。

INTERNAL CONTROLS *(continued)*

The Group's internal control system encompasses its policies, processes, tasks, and other aspects of the Group that taken together:

(1) facilitate its effective and efficient operation by allowing it to respond appropriately to significant business, operational, financial, compliance and other risks with a view of achieving business objectives. This includes the safeguarding of assets from inappropriate use or from loss and fraud and ensuring that liabilities are identified and managed;

(2) help ensure maintenance of proper accounting records for the provision of reliable financial information for internal or external reporting; and

(3) help ensure compliance with relevant legislation and regulations, and also with internal policies with respect to the conduct of business.

The internal control system is designed to provide reasonable, but not absolute, assurance of no material mis-statement or loss and to manage rather than eliminate risks of failure in operational systems and achievement of the Group's objectives.

董事會同寅謹將截至二零零八年三月三十一日止年度報告書連同經審核之賬目呈覽。

The Directors submit their report together with the audited accounts for the year ended 31 March 2008.

主要業務

PRINCIPAL ACTIVITIES

本公司為一間投資控股公司，其附屬公司主要從事設計、發展、生產及經銷電子元器件，電子專業生產服務和經銷及製造個人電腦及數碼產品。

The Company is an investment holding company. Its subsidiaries are principally engaged in the design, development, manufacturing and distribution of electronic components, electronic manufacturing services and distribution and manufacturing of personal computer and digital products.

本集團於本年度之營業額及經營盈利貢獻依業務及地區分部載列於賬目附註5。

An analysis of the Group's turnover and contribution to operating profit by business segment and geographical segment for the year is set out in note 5 to the accounts.

業績及分派

RESULTS AND APPROPRIATIONS

本集團於本年度之業績載列於第37頁之綜合損益表內。

The results of the Group for the year are set out in the consolidated income statement on page 37.

中期股息每股0.01港元已於二零零七年十二月十二日宣佈派發，總額為3,038,000港元。董事會建議派發二零零八年三月三十一日止年度之末期股息每股0.25港仙，總額為761,000港元。

An interim dividend of HK$0.01 per share totalling HK$3,038,000 was declared on 12 December 2007. The Board of Directors proposed a final dividend of HK0.25 cent per share totalling HK$761,000 in respect of the year ended 31 March 2008.

附屬公司

SUBSIDIARIES

於二零零八年三月三十一日，本公司之主要附屬公司詳情載列於賬目附註19。

Particulars of the company's principal subsidiaries at 31 March 2008 are set out in note 19 to the accounts.

物業、機器及設備

PROPERTY, PLANT AND EQUIPMENT

本集團物業、機器及設備之變動情況載列於賬目附註17。

Movements in property, plant and equipment of the Group are set out in note 17 to the accounts.

股本

SHARE CAPITAL

於本年度內，本公司股本之變動情況載列於賬目附註32。

Movements in share capital of the company are set out in note 32 to the accounts.

認股權證

WARRANTS

於本年度內，本公司認股權證之變動情況載列於賬目附註34。

Movements in warrants of the company are set out in note 34 to the accounts.

儲備

於本年度內，撥入儲備及自儲備撥出之重大金額及有關詳情載列於賬目附註35。

RESERVES

The amounts and particulars of material transfers to and from reserves during the year are set out in note 35 to the accounts.

可供分派儲備

於二零零八年三月三十一日，本公司可分派之儲備計為83,801,000港元(二零零七年：91,366,000港元)，此金額已包括繳入盈餘72,309,000港元(二零零七年：72,309,000港元)。

DISTRIBUTABLE RESERVES

At 31 March 2008, the reserves of the company available for distribution amounted to HK$83,801,000 (2007: HK$91,366,000), including contributed surplus of HK$72,309,000 (2007: HK$72,309,000).

捐款

於本年度內，本集團作出之慈善捐款為580,000港元(二零零七年：167,000港元)。

DONATIONS

The Group made charitable donations of HK$580,000 (2007: HK$167,000) during the year.

優先購買權

儘管百慕達法例並無對優先購買權加以限制，及本公司組織章程細則並無優先購買權之規定，本公司會按現時股東持有股份比例售賣新股票予股東。

PRE-EMPTIVE RIGHTS

There is no provisions for pre-emptive rights under the Company's bye-laws and there was no restriction against such right under the laws in Bermuda, which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders.

五年財務概要

本集團截至二零零八年三月三十一日止前五個年度每年之綜合業績，資產及負債概要載列於第11至12頁。

FIVE YEAR FINANCIAL SUMMARY

A summary of the consolidated results, assets and liabilities of the Group for each of the five years ended 31 March 2008 is set out on pages 11 to 12.

主要客戶及供應商

截至二零零八年三月三十一日止年度，本集團之五位最大客戶共佔本年度集團總營業額約為百分之十五點九，而最大之客戶約佔百分之八。本集團之五位最大供應商則共佔本年度集團總採購額約百分之三十四點二，其中最大之供應商約佔百分之二十點三。

董事、彼等之聯繫人士或任何股東(指據董事所知擁有本公司百分之五以上股本權益之股東)並無於上述之主要供應商或客戶中擁有任何權益。

MAJOR CUSTOMERS AND SUPPLIERS

For the year ended 31 March 2008, sales to the five largest customers of the Group in total accounted for approximately 15.9% of the Group's total turnover, with the largest customer accounting for about 8.0%. The five largest suppliers of the Group together in total accounted for approximately 34.2% by value of the Group's total purchases during the year, with the largest supplier accounted for about 20.3%.

None of the directors, their associates or any shareholder (which to the knowledge of the directors owns more than 5% of the company's share capital) had an interest in the major suppliers or customers noted above.

董事

本年度內及直至本報告日期之在任董事如下：

執行董事

劉得還先生*(總裁)*
陳婉薇女士*(副總裁)*
尹楚輝先生
麥漢佳先生

獨立非執行董事

畢滌凡先生
蔡毓藩先生
廖毅榮先生

劉得還先生、陳婉薇女士及尹楚輝先生按照本公司之公司組織章程細則第99條輪值告退，惟彼等均願膺選連任。

各董事包括獨立非執行董事獲委任後，須根據本公司組織章程細則在公司之股東週年大會上輪值告退，惟可膺選連任。

董事及高級管理人員之個人資料

執行董事

劉得還先生，現年五十八歲，為本集團之創辦人兼總裁。劉先生畢業於香港浸會學院(現稱香港浸會大學)社會學系及在電子業管理及生產方面擁有超過二十年經驗。在創立本集團之前，劉先生在電子業內更擁有超過六年經營本身業務之經驗。彼負責本集團整體之企業策劃、策略發展及市場推廣工作。

陳婉薇女士，現年五十一歲，為劉得還先生之配偶。陳女士為本集團副總裁兼行政及財務董事，負責集團行政、人力資源及財務管理。彼於一九九八年加入本集團，陳女士擁有超過二十年之會計及財務管理經驗，同時擁有超過十年經營本身業務之經驗。

DIRECTORS

The directors who held office during the year and up to the date of this report were:

Executive directors

Mr. LAU Tak Wan *(President)*
Ms. CHAN Yuen Mei, Pinky *(Vice-president)*
Mr. WAN Chor Fai
Mr. MAK Hon Kai, Stanly

Independent non-executive directors

Mr. Barry John BUTTIFANT
Mr. CHOI Yuk Fan
Mr. LIU Ngai Wing

Mr. LAU Tak Wan, Ms. CHAN Yuen Mei, Pinky and Mr. WAN Chor Fai retire by rotation in accordance with clause 99 of the Company's bye-laws and, being eligible, offer themselves for re-election.

The terms of office of the directors, including the independent non-executive directors, are subject to retirement by rotation and are eligible for re-election at the Company's annual general meeting in accordance with the Company's bye-laws.

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT

Executive directors

Mr. LAU Tak Wan, aged 58, is the founder and the President of the Group. Mr. Lau graduated from Hong Kong Baptist College (now known as Hong Kong Baptist University) in Sociology and has more than 20 years' management and production experience in the electronics industry. Prior to founding the Group, Mr. Lau had over 6 years' experience in running his own business in the electronics industry. He is responsible for the overall corporate planning, strategic development and marketing of the Group.

Ms. CHAN Yuen Mei, Pinky, aged 51, is the spouse of Mr. LAU Tak Wan. Ms. Chan is the Vice-president of the Group. Also she is the Director of Administration and Finance responsible for administration, human resources and finance of the Group. Prior to joining the Group in 1998, Ms. Chan has over 20 years of experience in accounting and financial management and at the same time running her own business for more than 10 years.

董事及高級管理人員之個人資料(續)

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT *(continued)*

執行董事(續)

尹楚輝先生，現年五十歲，為本集團之CEO(製造業務)。尹先生畢業於香港理工學院(現稱香港理工大學)之生產及工業工程系，現時負責本集團業務發展及生產管理。彼擁有超過十九年之生產管理及市場推廣經驗。在一九八七年加入本集團之前，尹先生在一家國際集團工作，負責管理電子部門。

麥漢佳先生，現年四十六歲，為本集團之CEO(經銷業務)，負責本集團整體之市場策略與電子元器件之經銷。彼於一九八八年加入本集團，擁有超過二十年電子零件之銷售及市場推廣經驗。

獨立非執行董事

畢滌凡先生，現年六十三歲，於二零零八年二月獲委任為駿豪集團(駿豪集團)之集團財務執行董事及新昌營造集團有限公司(新昌營造集團)之執行董事。於加入駿豪集團前，畢先生獲委任為Hsin Chong International Holdings Limited (HCIH)之董事總經理，該公司擁有一家物業建築公司 — 新昌營造集團(於二零零七年十一月獲駿豪集團收購)及一家物業管理服務公司 — 新昌管理集團有限公司之重大股權。畢先生亦獲委任為該兩家上市公司之替任董事。加入HCIH前，畢先生為霸菱亞洲投資有限公司之營運合夥人。彼於二零零一年至二零零二年期間擔任和記行(集團)有限公司之董事總經理，並於二零零二年至二零零四年期間出任該公司董事會顧問，彼於萬威國際有限公司擔任董事總經理超過8年及曾於森那美香港有限公司及寶麗碧集團工作超過11年，其間曾出任財務董事及董事總經理職務。彼為香港上市公司：佐丹奴國際有限公司及華訊股份有限公司之獨立非執行董事及兩家於紐約證券交易所上市Global-Tech Appliances Inc及中國海王星辰連鎖藥店有限公司之董事。

Executive directors *(continued)*

Mr. WAN Chor Fai, aged 50, is the CEO (Manufacturing) of the Group. Mr. Wan graduated from Hong Kong Polytechnic (now known as The Hong Kong Polytechnic University) in Production and Industrial Engineering and is responsible for the business development and manufacturing management of the Group. He has more than 19 years' experience in manufacturing and marketing. Prior to joining the Group in 1987, he worked for an international conglomerate and was in charge of the electronics division.

Mr. MAK Hon Kai, Stanly, aged 46, is the CEO (Distribution) of the Group responsible for the Group's overall marketing strategy and the distribution of electronic components. Mr. Mak joined the Group in 1988. He has more than 20 years' experience in the sales and marketing of electronic components.

Independent non-executive directors

Mr. Barry John BUTTIFANT, aged 63, has been appointed as the Executive Director — Finance of Mission Hills Group ("MHG") and an Executive Director of Hsin Chong Construction Group Ltd ("HCCG") in February 2008. Prior to joining MHG, he was the managing director of Hsin Chong International Holdings Limited ("HCIH"), which has significant shareholdings in a property construction company HCCG (which was acquired by MHG in November 2007), and a property management service company, Synergis Holdings Limited. Mr. Buttifant was also an alternate director for both of these public companies. Before joining HCIH, Mr. Buttifant was an Operating Partner of Barings Private Equity Partners Asia Limited. He was also the Managing Director of Wo Kee Hong (Holdings) Limited ("Wo Kee Hong") from 2001 to 2002 and was the Adviser to the board of directors of Wo Kee Hong from 2002 to 2004. He was the Managing Director of IDT International Limited for over 8 years and had worked for Sime Darby Hong Kong Limited and Polly Peck Group for more than 11 years in the capacity of Finance Director and Managing Director during the period. He is also an independent non-executive director of Hong Kong public companies: Giordano International Limited, and Alltronics Holdings Limited, and two NYSE public companies: Global-Tech Appliances Inc and China Nepstar Chain Drugstore Limited.

董事及高級管理人員之個人資料(續)

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT *(continued)*

獨立非執行董事(續)

畢先生為特許公認會計師公會、香港會計師公會、The Chartered Management Institute、香港管理專業協會及香港董事學會之資深會員。彼於一九九四年成為本公司獨立非執行董事。

廖毅榮先生，現年五十七歲，持有香港中文大學環球商業管理學理科碩士學位，香港理工大學酒店及旅遊管理學理科碩士學位及公開大學工商管理碩士學位。

廖先生現時為駿新能源集團有限公司及恒豐金業科技有限公司之獨立非執行董事。廖先生為香港會計師公會，特許秘書及行政人員公會會員及特許公認會計師公會之資深會員。

蔡毓藩先生，現年五十五歲，持有由倫敦大學於一九八八年頒發之法律學士學位及於一九九一年由香港大學頒發之法律深造文憑。蔡先生於二零零三年至二零零五年為蔡毓藩律師行負責人，但於二零零五年六月轉至王東昇鍾金榮律師事務所執業，為香港及海外客戶提供法律專業服務。

蔡先生於一九九三年開始從事法律服務工作之前，曾於一九七七年至一九九零年期間在香港政府民政事務署服務十三年。

Independent non-executive directors *(continued)*

Mr. Buttifant is a fellow member of the Association of Chartered Certified Accountants, the Hong Kong Institute of Certified Public Accountants, the Chartered Management Institute; the Hong Kong Management Association and the Hong Kong Institute of Directors. He became an independent non-executive director of the Company in 1994.

Mr. LIU Ngai Wing, aged 57, holds a Master of Science Degree in Global Business from the Chinese University of Hong Kong, a Master of Science Degree in Hotel and Tourism Management from the Hong Kong Polytechnic University and a Master Degree in Business Administration from the Open University of Hong Kong.

Mr. Liu is an independent non-executive director of New Smart Energy Holdings Limited and Hang Fung Gold Technology Ltd. He is an associate member of both the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Secretaries and Administrators, and is also a fellow member of Association of Chartered Certified Accountants.

Mr. CHOI Yuk Fan, aged 55, was awarded Bachelor of Laws Degree (LLB) by University of London in 1988 and Post-graduate Certificate in Laws (PCLL) by University of Hong Kong in 1991. Mr Choi was the Principal of Messrs. Y.F. Choi & Co., Solicitors from 2003 to 2005 but transferred to Messrs. Ong & Chung Co., Solicitors, as an associate providing professional legal services for customers of Hong Kong and foreign countries.

Mr. Choi was admitted as a Solicitor of the High Court of Hong Kong in 1993 and a Solicitor of the Supreme Court of England and Wales in 1994. Before Mr. Choi took up his legal career in 1993, he had served in the Home Affairs Department for about 13 years (1977-1990).

董事及高級管理人員之個人資料*(續)*

高級管理人員

何聚聲先生，現年三十六歲，為本集團之合資格會計師及於二零零三年加入本集團。何先生持有香港理工大學會計學學士學位及為香港會計師公會之會員。何先生擁有超過九年之會計、財務及審計工作經驗。

董事服務合約

各執行董事已與本公司訂立服務合約及此等服務合約將於此後一直持續生效，直至任何一方給予不少於三個月或六個月書面通知予以終止為止。

擬於即將舉行之股東週年大會上膺選連任之董事並無與本公司訂立仍未屆滿而於一年內免付補償(法定補償除外)則不能予終止之服務合約。

董事享有權益之合約

除上文所詳述之董事服務合約外及下文所述之關連交易，於年終或本年度內任何時間，本公司或其任何附屬公司概無簽訂任何涉及本集團之業務而本公司董事直接或間接在其中擁有重大權益之其他重要合約。

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT *(continued)*

Senior management

Mr. HO Chui Sing, aged 36, is the Qualified Accountant of the Group and joined the Group in 2003. He holds a Bachelor Degree in Accountancy from the Hong Kong Polytechnic University. He is a member of the Hong Kong Institute of Certified Public Accountants and had over 9 years' accounting, finance and auditing experience.

DIRECTORS' SERVICE CONTRACTS

Each of the executive directors has entered into a service contract with the Company and these service contracts will continue thereafter until terminated by either party for not less than three or six months' prior written notice.

None of the directors who are proposed for re-election at the forthcoming annual general meeting has a service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

DIRECTORS' INTERESTS IN CONTRACTS

Apart from the directors' service contracts noted above and the connected transactions noted as below, no other contracts of significance in relation to the Group's business to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

董事及最高行政人員於本公司或任何有聯繫法團之股份、相關股份及債權證之權益及淡倉

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN THE SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY ASSOCIATED CORPORATION

於二零零八年三月三十一日，本公司之董事及最高行政人員在本公司或其任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及債權證中擁有根據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之權益及淡倉(包括根據證券及期貨條例之該等條文被當作或視為擁有之權益及淡倉)，或須記錄於根據證券及期貨條例第352條所規定由本公司備存之登記冊之權益及淡倉，或根據上市規則之上市公司董事進行證券交易的標準守則須知會本公司及聯交所之權益及淡倉如下：

At 31 March 2008, the interests and short positions of the Directors and chief executives of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required, pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have taken under such provisions of the SFO), to be notified to the Company and the Stock Exchange, or which were required, pursuant to Section 352 of the SFO, to be entered in the register kept by the Company, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers in the Listing Rules, to be notified to the Company and the Stock Exchange were as follows:

(a) 於本公司每股面值0.10港元之股份好倉

(a) Long position in the Company's shares of HK$0.10 each

	已發行普通股／衍生工具所附相關股份之數目 Number of issued ordinary shares/underlying shares attached to derivatives								
	非上市認股權證 Unlisted Warrants		已發行普通股 Ordinary shares in issued						
董事姓名 Name of directors	法團權益 Corporate interests	附註 Notes	個人權益 Personal interests	附註 Notes	法團權益 Corporate interests	附註 Notes	其他權益 Other interests	總數 Total interests	百分比 Percentage
劉得還先生 Mr. LAU Tak Wan	7,862,388	2	6,537,141	1	147,706,499	2&3&4	1,142,854	155,386,494	51.08%
陳婉薇女士 Ms. CHAN Yuen Mei, Pinky	7,862,388	2	4,022,854	1	147,706,499	2&3&4	3,657,141	155,386,494	51.08%
尹楚輝先生 Mr. WAN Chor Fai	–		50,000		–		–	50,000	0.016%
畢滌凡先生 Mr. Barry John BUTTIFANT	–		500,000		–		–	500,000	0.16%

董事及最高行政人員於本公司或任何有聯繫法團之股份、相關股份及債權證之權益及淡倉(續)

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN THE SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY ASSOCIATED CORPORATION *(continued)*

(a) 於本公司每股面值0.10港元之股份好倉*(續)*

附註：

1. 劉先生及陳女士(劉先生之配偶)聯名擁有本公司股份2,880,000股。

2. China Capital Holdings Investment Ltd(「China Capital」)實益擁有本公司7,862,388認股權證及股份74,431,436股。China Capital之百分之六十已發行股本由劉先生擁有，餘下百分之四十已發行股本由陳女士擁有。

3. Leading Trade Ltd(「Leading Trade」)實益擁有本公司股份60,918,396股。Leading Trade百分之五十已發行股本由劉先生擁有，餘下百分之五十已發行股本由陳女士擁有。

4. Cyber Concept Limited(「Cyber Concept」)實益擁有本公司股份12,356,667股。Cyber Concept百分之五十已發行股本由劉先生擁有，餘下百分之五十已發行股本由陳女士擁有。

(a) Long position in the Company's shares of HK$0.10 each *(continued)*

Notes:

1. 2,880,000 shares in the Company were jointly held by Mr. Lau and Ms. Chan (the spouse of Mr. Lau).

2. 7,862,388 warrants and 74,431,436 shares in the Company were beneficially owned by China Capital Holdings Investment Ltd ("China Capital"). The issued share capital of China Capital is 60% owned by Mr. Lau. and 40% owned by Ms. Chan.

3. 60,918,396 shares in the Company were beneficially owned by Leading Trade Ltd ("Leading Trade"). The issue share capital of Leading Trade is 50% owned by Mr. Lau and 50% owned by Ms. Chan.

4. 12,356,667 shares in the Company were beneficially owned by Cyber Concept Limited ("Cyber Concept"). The issued share Capital of Cyber Concept is 50% owned by Mr. Lau and 50% owned by Ms. Chan.

董事及最高行政人員於本公司或任何有聯繫法團之股份、相關股份及債權證之權益及淡倉(續)

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN THE SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY ASSOCIATED CORPORATION *(continued)*

(b) 於本公司有聯繫法團之股份

(b) Shares of associated corporations of the company

Dominion International Limited由劉得還先生及陳婉薇女士各擁有百分之五十權益：

Dominion International Limited, which is 50% owned by Mr. Lau, and 50% owned by Ms. Chan:

	持有之無投票權遞延股份數目 **Number of non-voting deferred shares held**
寶宇電線有限公司 Cosmos Wires and Connectors Manufacturing Limited	50,000
Westpac Digital Limited	1
宏標實業有限公司 Vastpoint Industrial Limited	455,000
台和商事有限公司 Daiwa Associate (H.K.) Limited	1,500,000

此外，劉先生及陳女士分別實益擁有寶宇精準工業有限公司之無投票權遞延股份140,000股及10,000股。

In addition, each of Mr. Lau and Ms. Chan beneficially owns 140,000 and 10,000 non-voting deferred shares respectively in Cosmotec Precision Industrial Limited.

除上述披露者外，於二零零八年三月三十一日，本公司之董事或最高行政人員或彼等之聯繫人士概無於本公司或其任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及債權證中擁有根據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之權益或淡倉(包括根據證券及期貨條例之該等條文被當作或視為擁有之權益及淡倉)，或須記錄於根據證券及期貨條例第352條所規定由本公司備存之登記冊之權益或淡倉，或根據上市規則之上市公司董事進行證券交易的標準守則須知會本公司及聯交所之任何權益或淡倉。

Save as disclosed above, as at 31 March 2008, none of the Directors, chief executives of the Company or their associates had any interests or short positions in any shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required, pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have taken under such provisions of the SFO), to be notified to the Company and the Stock Exchange, or which were required, pursuant to Section 352 of the SFO, to be entered in the register kept by the Company, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers in the Listing Rules, to be notified to the Company and the Stock Exchange.

管理合約

本年度內，本公司並無就整體業務或任何重要業務之管理或行政工作簽訂或存有任何合約。

MANAGEMENT CONTRACTS

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

關連交易

於二零零六年六月一日，本集團其中一間附屬公司，Daiwa Distribution (Ontario) Inc.，與劉得還先生及陳婉薇女士共同擁有之公司就一間加拿大辦事處訂立一項租借協議，為期由二零零六年六月一日至二零一一年五月三十一日。此辦事處之月租為15,332.64加元。

根據上市規則，上述交易構成關連交易。董事認為，上述交易按正常商業條款及按公平磋商基準訂立或並就整體而言，對本公司股東公平和合理。

根據上市規則，上述各項關連交易構成獲豁免關連交易。

除上文所述者外，本年度內，本公司或其附屬公司均無參予任何交易，乃根據香港聯合交易所有限公司之《證券上市規則》(「上市規則」)被界定為本公司須予披露的關連交易。

CONNECTED TRANSACTIONS

A subsidiary of the Group, Daiwa Distribution (Ontario) Inc., had entered into a rental agreement in respect of office space in Canada on 1 June 2006 with a company jointly owned by Mr. Lau Tak Wan and Ms. Chan Yuen Mei, Pinky for the period from 1 June 2006 to 31 May 2011. Monthly rental paid for the office premises is CAN$15,332.64.

The above constituted a connected transaction under the Listing Rules. The Directors are of the opinion that the above transaction was entered into on normal commercial terms and on an arm's length basis and is fair and reasonable so far as the shareholders of the Company, taken as a whole, are concerned.

The above connected transaction constituted an exempted connected transaction under the Listing Rules.

Save as disclosed above, neither the Company nor its subsidiaries had entered into any connected transactions discloseable by the Company under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") during the year.

購股權計劃

於二零零五年八月十八日，本公司為遵守上市規則第17章之規定採納新購股權計劃(「新計劃」)，以取代過往有效之舊購股權計劃(「舊計劃」)。截至二零零八年三月三十一日止本公司概無根據新計劃授出購股權及根據舊計劃授出而於期內未行使之購股權。

SHARE OPTION SCHEMES

On 18 August 2005, the Company adopted a new share option scheme (the "New Scheme") in compliance with Chapter 17 of the Listing Rules, which replaced the old share option scheme (the "Old Scheme") in force previously. The Company has not granted any options under the New Scheme and no share options were outstanding as at 31 March 2008.

主要股東的權益

於二零零八年三月三十一日，就各董事所知，下列人士(本公司董事或最高行政人員除外)於本公司之股份、相關股份或債權證中擁有根據證券及期貨條例第XV部第2及3分部條文須向本公司披露之權益或淡倉，或直接或間接擁有附有權利可於任何情況下在本集團任何其他成員公司之股東大會上投票之任何類別股本面值5%或以上之權益。

INTERESTS OF SUBSTANTIAL SHAREHOLDERS

As at 31 March 2008, to the best knowledge of the Directors, the following parties (other than Directors or chief executives of the Company), had an interest or short position in the shares, underlying shares or debentures of the Company which are required to be disclosed to the Company under the provision of Divisions 2 and 3 and Part XV of the SFO, or, who was, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

於本公司股份的權益

Interests in the shares of the Company

	附註 *Note*	持有股份數目 **Number of shares held**	相關股份權益 — 非上市認股權證 **Interest in underlying shares — unlisted warrants**	佔已發行股份總數百分比 **% of the total issued shares**
Leading Trade Limited	*1*	60,918,396	—	20.02%
China Capital Holdings Investment Limited	*2*	74,431,436	7,862,388	27.05%
南華集團有限公司 South China Holdings Limited		36,502,198	—	12.00%

附註：

1. Leading Trade Limited之50%權益為劉得還先生所擁有及50%權益為陳婉薇女士所擁有。因此，根據證券及期貨條例，Leading Trade Limited、劉先生及陳女士均被視為擁有60,918,396、163,248,882及163,248,882股本公司股份之權益。

2. China Capital Holdings Investment Limited之60%權益為劉得還先生所擁有及40%權益為陳婉薇女士所擁有。因此，根據證券及期貨條例，China Capital Holdings Investment Limited、劉先生及陳女士分別被視為擁有74,431,436、163,248,882及163,248,882股本公司股份之權益。

Notes:

1. Leading Trade Limited is 50% owned by Mr. LAU Tak Wan and 50% owned by Ms. CHAN Yuen Mei, Pinky. Accordingly, Leading Trade Limited, Mr. Lau and Ms. Chan were deemed by SFO to be interested in 60,918,396, 163,248,882 and 163,248,882 shares of the Company.

2. China Capital Holdings Investment Limited is 60% owned by Mr. LAU Tak Wan and 40% owned by Ms. CHAN Yuen Mei, Pinky. Accordingly, China Capital Holdings Investment Limited, Mr. Lau and Ms. Chan were deemed by SFO to be interested in 74,431,436, 163,248,882 and 163,248,882 shares of the Company respectively.

除上述披露外，於二零零八年三月三十一日，本公司未獲通知任何超過本公司已發行股本5%或以上且已記錄入按證券及期貨條例第336條設立之主要股東名冊之權益。

Save as disclosed above, the Company has not been notified of any other interest representing 5% or more of the issued share capital of the Company and recorded in the register of Substantial Shareholders maintained under Section 336 of the SFO as at 31 March 2008.

公眾持股量之充足性

基於本公司可公開獲得之資料並就其董事所知，本公司已於回顧年度內維持足夠之公眾持股量。

SUFFICIENCY OF PUBLIC FLOAT

Based on the information publicly available to the Company and within the knowledge of the Directors, the Company has maintained a sufficient public float throughout the year under review.

企業管治常規

本公司之企業管治常規詳情載列於第14至21頁之企業管理報告。

CORPORATE GOVERNANCE PRACTICE

Details of the Company's corporate governance practices are set out in the Corporate Governance Report on pages 14 to 21.

獨立非執行董事之獨立性

本公司已接獲各獨立非執行董事之年度確認書，確認彼等符合上市規則第3.13條所載有關其獨立性之規定。本公司認為所有獨立非執行董事均屬獨立人士。

INDEPENDENCE OF INDEPENDENT NON-EXECUTIVE DIRECTORS

The Company has received from each independent non-executive director an annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules. The Company considers that all of the independent non-executive directors are independent.

審核委員會

本公司已參照由香港會計師公會發出之「成立審核委員會指引」編製及採納列明審核委員會之職權及責任之職權範圍書。審核委員會就集團審計範圍內的事項擔任董事會與公司核數師之間的重要橋樑。審核委員會亦負責檢討公司內部審核工作，以及內部監控與風險評估等方面的效能。委員會由三位獨立非執行董事畢淋凡先生、蔡毓藩先生及廖毅榮先生組成。委員會於本財政年度內已召開兩次會議。

AUDIT COMMITTEE

The written terms of reference which describe the authority and duties of the Audit Committee were prepared and adopted with reference to "A Guide for Effective Audit Committees" published by the Hong Kong Institute of Certified Public Accountants. Audit Committee provides an important link between the Board and the company's auditors in matters coming within the scope of the group audit. It also reviews the effectiveness of both the internal audit and of internal controls and risk evaluation. The Committee comprises three independent non-executive directors, namely Mr. Barry John BUTTIFANT, Mr. CHOI Yuk Fan and Mr. LIU Ngai Wing. Two meetings were held during the current financial year.

購買、出售或贖回本公司之上市證券

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

於本年度內，本公司於香港聯合交易所有限公司購回合共184,000股本公司每股面值0.10港元之股份，該等股份已全部註銷。購回股份之詳情如下：

During the year ended 31 March 2008, the Company purchased a total of 184,000 shares of HK$0.10 each of the Company on The Stock Exchange of Hong Kong Limited, all of these shares were cancelled. Particulars of the shares repurchased are as follows:

交易月份／年份 Trading Month/Year	購回股份數目 Number of shares repurchased	每股股份成交價 Price per share 所付最高價 Highest price paid *港元* *HK$*	 所付最低價 Lowest price paid *港元* *HK$*	總額（包括交易費用開支） Total cost (including expenses) *港元* *HK$*
二零零七年五月 May 2007	150,000	0.640	0.596	92,500
二零零七年六月 June 2007	34,000	0.640	0.590	21,760
	184,000			114,260

除上述披露外，本公司或其任何附屬公司於截至二零零八年三月三十一日止期間內概無購買、出售或贖回任何本公司之上市證券。

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold and redeemed any of the Company's listed securities during the year ended 31 March 2008.

核數師

AUDITOR

本年度賬目已經由羅兵咸永道會計師事務所審核，該核數師任滿告退，惟符合資格，願膺選連任。

The accounts have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment.

承董事會命
總裁
劉得還

On behalf of the Board
LAU Tak Wan
President

香港，二零零八年七月三十日

Hong Kong, 30 July 2008

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central, Hong Kong

致 台和商事控股有限公司
(於百慕達註冊成立的有限公司)
全體股東

本核數師(以下簡稱「我們」)已審核列載於第37至121頁台和商事控股有限公司(「公司」)及其附屬公司(以下合稱「集團」)的綜合財務報表,此綜合財務報表包括於二零零八年三月三十一日的綜合及公司資產負債表與截至該日止年度的綜合損益表、綜合權益變動表和綜合現金流量表,以及主要會計政策概要及其他附註解釋。

董事就財務報表須承擔的責任

公司董事須負責根據香港會計師公會頒佈的香港財務報告準則及按照香港《公司條例》的披露規定編製及真實而公平地列報該等綜合財務報表。這責任包括設計、實施及維護與編製及真實而公平地列報財務報表相關的內部控制,以使財務報表不存在由於欺詐或錯誤而導致的重大錯誤陳述;選擇和應用適當的會計政策;及按情況下作出合理的會計估計。

核數師的責任

我們的責任是根據我們的審核對該等綜合財務報表作出意見,並按照百慕達一九八一年《公司法》第90條僅向整體股東報告,除此之外本報告別無其他目的。我們不會就本報告的內容向任何其他人士負上或承擔任何責任。

我們已根據香港會計師公會頒佈的香港審計準則進行審核。這些準則要求我們遵守道德規範,並規劃及執行審核,以合理確定此等財務報表是否不存有任何重大錯誤陳述。

TO THE SHAREHOLERS OF DAIWA ASSOCIATE HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)

We have audited the consolidated financial statements of Daiwa Associate Holdings Limited (the "Company") and its subsidiaries (together, the "Group") set out on pages 37 to 121, which comprise the consolidated and company balance sheets as at 31 March 2008, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with Section 90 of the Companies Act 1981 of Bermuda and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

審核涉及執行程序以獲取有關財務報表所載金額及披露資料的審核憑證。所選定的程序取決於核數師的判斷，包括評估由於欺詐或錯誤而導致財務報表存有重大錯誤陳述的風險。在評估該等風險時，核數師考慮與該公司編製及真實而公平地列報財務報表相關的內部控制，以設計適當的審核程序，但並非為對公司的內部控制的效能發表意見。審核亦包括評價董事所採用的會計政策的合適性及所作出的會計估計的合理性，以及評價財務報表的整體列報方式。

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

我們相信，我們所獲得的審核憑證是充足和適當地為我們的審核意見提供基礎。

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

意見

我們認為，該等綜合財務報表已根據香港財務報告準則真實而公平地反映公司及集團於二零零八年三月三十一日的事務狀況及集團截至該日止年度的利潤及現金流量，並已按照香港《公司條例》的披露規定妥為編製。

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 March 2008 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

羅兵咸永道會計師事務所
執業會計師

香港，二零零八年七月三十日

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 30 July 2008

		附註 Note	二零零八 2008 千港元 HK$'000	二零零七 2007 千港元 HK$'000
營業額	Turnover	5	**1,911,025**	1,737,449
銷售成本	Cost of sales	7	**(1,721,155)**	(1,562,893)
毛利	**Gross profit**		**189,870**	174,556
其他收益	Other income	6	**778**	881
銷售及經銷開支	Selling and distribution expenses	7	**(31,488)**	(29,678)
一般及行政開支	General and administrative expenses	7	**(134,673)**	(123,351)
經營溢利	**Operating profit**		**24,487**	22,408
融資成本 — 淨值	Finance costs — net	9	**(8,459)**	(7,080)
應佔聯營公司虧損	Share of loss of an associated company		**(2,519)**	–
除稅前溢利	**Profit before income tax**		**13,509**	15,328
利得稅開支	Income tax expense	10	**(5,925)**	(6,011)
本年度溢利	**Profit for the year**		**7,584**	9,317
應佔溢利：	Attributable to:			
本公司權益持有人	Equity holders of the Company	13	**6,891**	10,994
少數股東權益	Minority interests		**693**	(1,677)
			7,584	9,317
股息	**Dividends**	14	**4,184**	6,959
本公司權益持有人應佔每股盈利	**Earnings per share for profit attributable to equity holders of the Company**			
— 基本	– Basic	15	**HK2.30 cents 港仙**	HK4.00 cents 港仙
— 攤薄	– Diluted	15	**HK2.26 cents 港仙**	HK3.99 cents 港仙

		附註 Note	二零零八 2008 千港元 HK$'000	二零零七 2007 千港元 HK$'000
非流動資產	**Non-current assets**			
商譽	Goodwill	16	**28,199**	25,079
物業、機器及設備	Property, plant and equipment	17	**194,544**	178,153
租賃土地及土地使用權	Leasehold land and land use rights	18	**25,208**	25,376
共同控制實體權益	Interest in a jointly controlled entity	20	**1**	1
聯營公司權益	Interest in an associated company	21	**—**	—
遞延所得稅資產	Deferred income tax assets	31	**1,386**	701
可供出售財務資產	Available-for-sale financial assets	22	**319**	4,340
其他資產	Other assets		**710**	710
			250,367	234,360
流動資產	**Current assets**			
存貨	Inventories	23	**238,574**	256,753
應收營業賬項及應收票據	Trade and notes receivables	24	**185,589**	177,168
應收聯營公司款項	Amount due from an associated company	38	**17,637**	—
預付款項、按金及其他應收款項	Prepayments, deposits and other receivables	25	**15,347**	11,456
衍生金融工具	Derivative financial instruments	30	**—**	344
現金及現金等價物	Cash and cash equivalents	26	**103,388**	93,432
			560,535	539,153
總資產	**Total assets**		**810,902**	773,513
權益	**Equity**			
公司權益持有人應佔股本及儲備	**Capital and reserves attributable to equity holders of the Company**			
股本	Share capital	32	**30,423**	27,814
儲備	Reserves	35	**357,340**	342,435
			387,763	370,249
少數股東權益	**Minority interests**		**881**	1,187
權益總額	**Total equity**		**388,644**	371,436
非流動負債	**Non-current liabilities**			
借貸	Borrowings	27	**45,346**	50,377
遞延所得稅負債	Deferred income tax liabilities	31	**5,480**	5,015
			50,826	55,392
流動負債	**Current liabilities**			
借貸	Borrowings	27	**173,567**	140,336
應付營業賬項	Trade payables	28	**161,071**	180,177
應付費用及其他應付款項	Accruals and other payables	29	**28,272**	23,710
應付稅項	Taxation payable		**2,243**	2,462
衍生金融工具	Derivative financial instruments	30	**6,279**	—
			371,432	346,685
總負債	**Total liabilities**		**422,258**	402,077
總權益及負債	**Total equity and liabilities**		**810,902**	773,513
流動資產淨值	**Net current assets**		**189,103**	192,468
資產總值減流動負債	**Total assets less current liabilities**		**439,470**	426,828

劉得還	**陳婉薇**	**LAU Tak Wan**	**CHAN Yuen Mei, Pinky**
總裁	*副總裁*	*President*	*Vice-President*

		附註 Note	二零零八 2008 千港元 HK$'000	二零零七 2007 千港元 HK$'000
非流動資產	**Non-current assets**			
附屬公司投資	Investments in subsidiaries	19	**34,038**	34,038
應收附屬公司款項	Amounts due from subsidiaries	38	**296,631**	292,423
			330,669	326,461
流動資產	**Current assets**			
預付款項、按金及其他應收款項	Prepayments, deposits and other receivables	25	**174**	192
可收回稅項	Tax recoverable		**55**	—
現金及現金等價物	Cash and cash equivalents	26	**32**	52
			261	244
總資產	**Total assets**		**330,930**	326,705
權益	**Equity**			
公司權益持有人應佔股本及儲備	**Capital and reserves attributable to equity holders of the Company**			
股本	Share capital	32	**30,423**	27,814
儲備	Reserves	35	**300,087**	298,496
權益總額	**Total equity**		**330,510**	326,310
流動負債	**Current liabilities**			
應付費用及其他應付款項	Accruals and other payables	29	**420**	354
應付稅項	Taxation payable		**—**	41
總負債	**Total liabilities**		**420**	395
總權益及負債	**Total equity and liabilities**		**330,930**	326,705
流動負債淨值	**Net current liabilities**		**(159)**	(151)
資產淨值	**Net assets**		**330,510**	326,310

劉得還	**陳婉薇**	**LAU Tak Wan**	**CHAN Yuen Mei, Pinky**
總裁	*副總裁*	*President*	*Vice-President*

		附註 Note	二零零八 2008 千港元 **HK$'000**	二零零七 2007 千港元 HK$'000
經營業務之現金流量	**Cash flows from operating activities**			
營運之現金流入/(流出)淨額	Net cash inflow/(outflow) from operations	36(a)	**31,974**	(27,096)
支付利息	Interest paid		**(9,985)**	(8,313)
收取利息	Interest received		**1,526**	1,233
支付香港利得稅	Hong Kong profits tax paid		**(1,402)**	(691)
支付中國企業所得稅款	Mainland China enterprise income tax paid		**(3,049)**	(1,774)
加拿大所得稅(支付)/退款	Canadian income tax (paid)/refunded		**(1,408)**	341
經營業務之現金流入/(流出)淨額	**Net cash inflow/(outflow) from operating activities**		**17,656**	(36,300)
投資業務之現金流量	**Cash flows from investing activities**			
購買物業、機器及設備	Purchases of property, plant and equipment		**(35,538)**	(34,820)
出售物業、機器及設備及土地及土地使用權所得款項	Proceeds from disposal of property, plant and equipment, and leasehold land and land use rights	36(b)	**630**	533
出售附屬公司	Disposal of subsidiaries	36(d)	**(17,492)**	–
購買租賃土地及土地使用權	Purchase of leasehold land and land use rights		**(544)**	(180)
購買可供出售財務資產	Purchase of available-for-sale financial assets		**–**	(247)
收購附屬公司	Acquisition of subsidiaries	36(c)	**–**	(360)
投資業務之現金流出淨額	**Net cash outflow from investing activities**		**(52,944)**	(35,074)
融資業務之現金流量	**Cash flows from financing activities**			
發行股份所得款項	Proceeds from issue of shares		**11,764**	3,800
發行股份成本	Share issue costs		**–**	(6)
購回股份	Purchase of own shares		**(114)**	(782)
新增銀行貸款	New bank borrowings		**536,078**	440,750
償還銀行貸款	Repayment of bank borrowings		**(493,900)**	(355,882)
融資租賃租金支出之本金部份	Payment of capital element of finance lease obligations		**(2,528)**	(3,194)
支付股息	Dividends paid		**(7,595)**	(3,681)
融資業務之現金流入淨額	**Net cash inflow from financing activities**		**43,705**	81,005
現金及現金等價物之增加淨額	**Net increase in cash and cash equivalents**		**8,417**	9,631
於四月一日之現金及現金等價物	**Cash and cash equivalents at 1 April**		**93,432**	83,540
現金及現金等價物之滙兑盈餘	**Exchange gains on cash and cash equivalents**		**1,539**	261
於三月三十一日之現金及現金等價物	**Cash and cash equivalents at 31 March**		**103,388**	93,432

		公司權益持有人應佔 Attributable to equity holders of the Company				
		股本 Share capital 千港元 HK$'000 (附註32) (Note 32)	儲備 Reserves 千港元 HK$'000 (附註35) (Note 35)	總額 Total 千港元 HK$'000	少數股東權益 Minority interests 千港元 HK$'000	權益總額 Total equity 千港元 HK$'000
於二零零七年四月一日	**At 1 April 2007**	27,814	342,435	370,249	1,187	**371,436**
外幣換算差額	Currency translation differences	–	7,186	7,186	912	**8,098**
年度溢利	Profit for the year	–	6,891	6,891	693	**7,584**
重估可供出售財務資產收益／(虧損)	Gain/(loss) on revaluation of available-for-sale financial assets	–	19	19	(80)	**(61)**
年度確認之收入及支出總額	Total recognised income and expenses for the year	–	14,096	14,096	1,525	**15,621**
		27,814	356,531	384,345	2,712	**387,057**
由於行使認股權證而發行股份	Issue of shares upon exercise of warrants	2,627	9,137	11,764	–	**11,764**
購回股份	Purchase of own shares	(18)	(96)	(114)	–	**(114)**
出售附屬公司	Disposal of subsidiaries	–	(637)	(637)	(1,831)	**(2,468)**
股息	Dividends	–	(7,595)	(7,595)	–	**(7,595)**
		2,609	809	3,418	(1,831)	**1,587**
於二零零八年三月三十一日	At 31 March 2008	30,423	357,340	387,763	881	**388,644**

		公司權益持有人應佔 Attributable to equity holders of the Company				
		股本 Share capital 千港元 HK$'000 (附註32) (Note 32)	儲備 Reserves 千港元 HK$'000 (附註35) (Note 35)	總額 Total 千港元 HK$'000	少數股東權益 Minority interests 千港元 HK$'000	權益總額 Total equity 千港元 HK$'000
於二零零六年四月一日	At 1 April 2006	27,218	330,953	358,171	1,246	359,417
外幣換算差額	Currency translation differences	–	707	707	–	707
年度溢利	Profit for the year	–	10,994	10,994	(1,677)	9,317
重估可供出售財務資產收益	Gain on revaluation of available-for-sale financial assets	–	1,046	1,046	–	1,046
年度確認可之收入及支出總額	Total recognised income and expenses for the year	–	12,747	12,747	(1,677)	11,070
		27,218	343,700	370,918	(431)	370,487
由於行使認股權證而發行股份	Issue of shares upon exercise of warrants	760	3,040	3,800	–	3,800
發行股份成本	Share issue costs	–	(6)	(6)	–	(6)
購回股份	Purchase of own shares	(164)	(618)	(782)	–	(782)
收購附屬公司	Acquisition of subsidiaries	–	–	–	1,618	1,618
股息	Dividends	–	(3,681)	(3,681)	–	(3,681)
		596	(1,265)	(669)	1,618	949
於二零零七年三月三十一日	At 31 March 2007	27,814	342,435	370,249	1,187	371,436

1. 一般資料

台和商事控股有限公司(「本公司」)於一九九四年二月三日根據一九八一年百慕達公司法於百慕達註冊成立為獲豁免有限公司。其註冊辦事處地址為Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda。本公司於一九九四年四月十四日在香港聯合交易所有限公司(「聯交所」)上市。

本公司及其附屬公司(統稱為「集團」)主要從事設計、發展、生產及經銷電子元器件，合約電子專業生產服務及電子消費產品業務，及經銷及生產個人電腦及數碼產品。集團主要業務位於香港、中國、日本及加拿大。

本財務報表以港元(千港元)呈報。

本財務報表於二零零八年七月三十日獲董事會批准刊發。

2. 重要會計政策概要

在編製綜合財務報表中所採用之主要會計政策摘要如下。這些政策在所呈報的所有年度均一致應用，除了另有說明外。

(a) 編製基準

本集團之綜合財務報表乃根據香港財務報告準則而編製。綜合財務報表乃根據歷史成本常規法編製，惟若干金融資產及金融負債(包括衍生工具)按公平值計量(如適用)。

編製符合香港財務報告準則之賬目需要使用若干關鍵會計估算。這亦需要管理層在應用本集團會計政策過程中行使其判斷。涉及高度的判斷或高度複雜性的範疇，或涉及對綜合財務報表屬重大假設和估算的範疇，在附註4中披露。

1. GENERAL INFORMATION

Daiwa Associate Holdings Limited ("the Company") is a limited liability company incorporated in Bermuda on 3 February 1994 as an exempted company under Companies Act 1981 of Bermuda. The address of its registered office is Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda. The shares of the Company have been listed on the Main Board of The Stock Exchange of Hong Kong Limited since 14 April 1994.

The Company and its subsidiaries (together "the Group") are principally engaged in the design, development, manufacturing and distribution of electronic components, contract electronic manufacturing services and consumer electronics, and the manufacturing and distribution of personal computer and digital products. The Group operates mainly in Hong Kong, Mainland China, Canada and Japan.

These financial statements are presented in thousands of Hong Kong dollars (HK$'000), unless otherwise stated.

These financial statements have been approved for issue by the Company's Board of Directors on 30 July 2008.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Basic of preparation

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"). The consolidated financial statements are prepared under the historical cost convention except that certain financial assets and financial liabilities (including derivative financial instruments) are measured at fair value, as appropriate.

The preparation of financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 4.

2. 重要會計政策概要(續)

(a) 編製基準(續)

截至二零零八年三月三十一日止年度，以下準則、準則之修訂及詮釋已強制適用。

香港會計準則第1號(修訂本)	財務報表的呈列：資本披露
香港財務報告準則第7號	財務工具：披露
香港(國際財務報告解釋委員會)—詮釋第7號	應用香港會計準則第29號「嚴重通脹經濟中的財務報告」下的重列法
香港(國際財務報告解釋委員會)—詮釋第8號	香港財務報告準則第2號的範圍
香港(國際財務報告解釋委員會)—詮釋第9號	重估嵌入式衍生工具
香港(國際財務報告解釋委員會)—詮釋第10號	中期財務報告及減值
香港(國際財務報告解釋委員會)—詮釋第11號	香港財務報告準則第2號—集團及庫存股份交易

採納以上準則、準則之修訂及詮釋對本集團並無重大影響。

以下已公佈之新準則、準則之修訂及詮釋並未生效及未被提前採納。本集團相信採納該等準則、準則之修訂及詮釋將不會使本集團之業績及財務狀況產生重大影響。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(a) Basic of preparation *(continued)*

The following standards, amendments to standards and interpretations are mandatory for financial year ended 31 March 2008.

HKAS 1 (Amendment)	Presentation of Financial Statements: Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HK(IFRIC)-Int 7	Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies
HK(IFRIC)-Int 8	Scope of HKFRS 2
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives
HK(IFRIC)-Int 10	Interim Financial Reporting and Impairment
HK(IFRIC)-Int 11	HKFRS 2 — Group and Treasury Share Transactions

The adoption of the above standards, amendments to standards and interpretations did not have any significant financial impact to the Group.

The following new standards, amendments to standards and interpretations have been issued but are not effective and have not been early adopted. The Group anticipates that the adoption of these standards, amendments to standards and interpretations would not result in a significant impact on the results and financial position of the Group.

2. 重要會計政策概要(續)

(a) 編製基準(續)

香港會計準則第1號(經修訂)	財務報表的呈列(由二零零九年一月一日或之後的年報期間起生效)
香港財務報告準則第23號(修訂本)	借貸成本(由二零零九年一月一日或之後的年報期間起生效)
香港財務報告準則第8號	營運分部(由二零零九年一月一日或之後的年報期間起生效)
香港(國際財務報告詮釋委員會)一詮釋第12號	服務專利權安排(由二零零八年一月一日或之後的年報期間起生效)
香港(國際財務報告詮釋委員會)一詮釋第13號	客戶忠誠度計劃(由二零零八年七月一日或之後的年報期間起生效)
香港(國際財務報告詮釋委員會)一詮釋第14號	香港會計準則第19號一界定福利資產之限制,最低資金要求及其相互作用(由二零零八年一月一日或之後的年報期間起生效)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(a) Basic of preparation *(continued)*

HKAS 1 (Revised)	Presentation of Financial Statements (effective for annual periods beginning on or after 1 January 2009)
HKAS 23 (Amendment)	Borrowing Costs (effective for annual periods beginning on or after 1 January 2009)
HKFRS 8	Operating Segments (effective for annual periods beginning on or after 1 January 2009)
HK(IFRIC)-Int 12	Service Concession Arrangements (effective for annual periods beginning on or after 1 January 2008)
HK(IFRIC)-Int 13	Customer Loyalty Programmes (effective for annual periods beginning on or after 1 July 2008)
HK(IFRIC)-Int 14	HKAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction (effective for annual periods beginning on or after 1 January 2008)

2. 重要會計政策概要*(續)*

(a) 編製基準*(續)*

此外，以下準則修訂已頒發惟並未生效，及集團並未有提早採納。

香港會計準則第27號(經修訂)	綜合及獨立財務報表(於二零零九年七月一日或之後年報期間生效)
香港會計準則第32號及第1號(修訂本)	清盤所產生的可回售財務工具及責任(於二零零九年一月一日起生效)
香港財務報告準則第2號(修訂本)	以股份支付款項歸屬條件及註銷(由二零零九年一月一日起生效)
香港財務報告準則第3號(經修訂)	業務合併(由二零零九年七月一日起生效)

集團已開始評估這些轉變將帶來的影響，管理層仍於詳細評估將帶來的影響當中。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(a) Basic of preparation *(continued)*

In addition, the following amendments to standards have also been issued but are not effective and have not been early adopted by the Group.

HKAS 27 (Revised)	Consolidated and Separate Financial Statements (effective from annual period beginning on or after 1 July 2009)
HKAS 32 and HKAS 1 (Amendments)	Puttable Financial Instruments and Obligations arising on Liquidation (effective from 1 January 2009)
HKFRS 2 (Amendment)	Share-based Payment — Vesting Condition and Cancellations (effective from 1 January 2009)
HKFRS 3 (Revised)	Business Combinations (effective from 1 July 2009)

The Group has already commenced an assessment of the impact of these changes. The expected impact is still being assessed in detail by management.

2. 重要會計政策概要(續)

(b) 綜合賬目

綜合財務報表包括本公司及其全部附屬公司截至三月三十一日止之財務報表。

(i) 附屬公司

附屬公司乃指本集團有權監控其財務及營運政策之所有實體(包括特別目的之實體),一般表示本集團擁有該實體半數以上投票權。在評定本集團是否控制另一實體時,目前可行使或可兌換之潛在投票權之存在及影響均予考慮。附屬公司之賬目自控制權轉讓予本集團之日起全面綜合計入,並自該控制權終止之日停止綜合計入賬目。

就本集團收購附屬公司以收購會計法入賬。收購成本按所給予資產、所發行股本工具及所產生或承擔負債於交換日期之公平值,另加收購之直接應佔成本計量。於業務合併取得之可識別資產以及承擔之負債及或然負債,而不論任何少數股東權益之數額,初步按收購日期之公平值計量。收購成本超出本集團應佔所取得可識別資產淨值公平值之差額乃入賬為商譽。倘收購成本少於所收購附屬公司資產淨值之公平值,則有關差額直接於綜合損益表確認。

集團內公司間之交易以及集團內公司間之交易所產生結餘及未變現收益均予以對銷。惟被視為顯示所轉讓資產出現減值外,未變現虧損亦會對銷。附屬公司之會計政策已作所需變動,以確保與本集團所採納政策一致。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(b) Consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries made up to 31 March.

(i) Subsidiaries

Subsidiaries are entities, including special purpose entities, over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the consolidated income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transactions provide evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

2. 重要會計政策概要(續)

(b) 綜合賬目(續)

(i) 附屬公司(續)

於附屬公司之投資在本公司資產負債表以成本值扣減減值虧損撥備入賬(如有)。附屬公司之業績由本公司按已收及應收股息基準入賬。

(ii) 少數股東權益

本集團採納了一項政策，將其與少數股東進行之交易視為與本集團以外的人士進行的交易。向少數股東進行的出售而導致本集團的盈虧於綜合損益表記賬。向少數股東進行購置而導致的商譽，相當於所支付的任何代價與相關應佔所收購附屬公司淨資產之賬面值的差額。

(iii) 聯營公司

聯營公司指所有本集團對其有重大影響力而無控制權的實體，通常附帶有20%-50%投票權的股權。聯營公司投資以權益會計法入賬，初始以成本確認。本集團於聯營公司之投資包括收購時已識別的商譽(扣除任何累計減值虧損)。

本集團應佔收購後聯營公司的溢利或虧損於損益表內確認，而應佔收購後儲備的變動則於儲備賬內確認。投資賬面值會根據累計之收購後儲備變動而作出調整。如本集團應佔一家聯營公司之虧損等於或超過其在該聯營公司之權益，包括任何其他無抵押應收款，本集團不會確認進一步虧損，除非本集團已代聯營公司承擔責任或作出付款。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(b) Consolidation *(continued)*

(i) *Subsidiaries (continued)*

In the Company's balance sheet the investments in subsidiaries are stated at cost less accumulated impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(ii) *Minority interests*

The Group applies a policy of treating transactions relating to equity interests in the subsidiaries with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains and losses for the Group that are recorded in the consolidated income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

(iii) *Associated companies*

Associated companies are entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investment in an associated company is accounted for using the equity method of accounting and is initially recognised at cost. The Group's investment in an associated company includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group's share of its associated company's post-acquisition profits or losses is recognised in the consolidated income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associated company equals or exceeds its interest in the associated company, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associated company.

2. 重要會計政策概要(續)

(b) 綜合賬目(續)

(iii) 聯營公司(續)

本集團與其聯營公司之間交易的未實現收益按集團在聯營公司權益的數額對銷。除非交易提供所轉讓資產減值之憑證，否則未實現虧損亦予以對銷。聯營公司的會計政策已按需要作出改變，以確保與本集團採用的政策符合一致。

(iv) 共同控制實體

共同控制實體指涉及成立法團，合夥經營或其他實體之合營企業，當中每名合營方均擁有權益。該實體之經營方式與其他實體相同，惟合營方之間合約安排規定彼等對有關實體之經濟活動擁有共同控制權。

於共同控制實體之投資以權益會計法入賬，初步按成本確認。本集團之應佔共同控制實體收購後溢利或虧損於綜合損益表確認，而應佔收購後儲備變動則於儲備確認。累計收購後變動於投資賬面值調整。倘本集團應佔共同控制實體之虧損相等於或超出其於該共同控制實體之投資(包括任何其他無抵押應收款項)，本集團不會進一步確認虧損，除非本集團已代表共同控制實體承擔負債或付款。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(b) Consolidation *(continued)*

(iii) *Associated companies* (continued)

Unrealised gains on transactions between the Group and its associated company are eliminated to the extent of the Group's interests in the associated company. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of the associated company have been changed where necessary to ensure consistency with the policies adopted by the Group.

(iv) *Jointly controlled entity*

A jointly controlled entity is an entity established under a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to a joint control and none of the participating parties has unilateral control over the economic activity.

In the consolidated financial statements, investment in a jointly controlled entity is accounted for by the equity method of accounting and is initially recognised at cost. The Group's share of post-acquisition profits or losses of the jointly controlled entity is recognised in the consolidated income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in jointly controlled entity equals or exceeds its interest in the jointly controlled entity, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the jointly controlled entity.

2. 重要會計政策概要(續)

(b) 綜合賬目(續)

(iv) 共同控制實體(續)

本集團與其共同控制實體間之交易所產生未變現收益與本集團於該共同控制實體之權益對銷。惟交易有證據顯示所轉讓資產出現減值則除外,未變現虧損亦會對銷。共同控制實體之會計政策在必要情況下已予以修訂,以確保符合本集團所採納之政策。

(c) 分部報告

業務分部指從事提供產品或服務的一組資產和業務,而產品或服務的風險和回報與其他業務分部的不同。地區分部指在某個特定經濟環境中從事提供產品或服務,其產品或服務的風險和回報有別於在其他經濟環境中營運的分部。

(d) 外幣換算

(i) 功能和呈報貨幣

本集團旗下各公司之財務報表所列項目均採用有關公司營業所在之主要經濟環境通用之貨幣(「功能貨幣」)為計算單位。綜合財務報表以港元呈報。港元為本公司之功能貨幣及呈報貨幣。

(ii) 交易及結餘

外幣交易按交易當日適用之匯率兑換為功能貨幣。因結算交易及按結算日匯率換算貨幣資產和負債產生之外匯損益均於收益表確認。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(b) Consolidation *(continued)*

(iv) *Jointly controlled entity (continued)*

Unrealised gains on transactions between the Group and its jointly controlled entity are eliminated to the extent of the Group's interest in the jointly controlled entity. Unrealised losses are also eliminated unless the transactions provide evidence of an impairment of the assets transferred. Accounting policies of the jointly controlled entity have been changed where necessary to ensure consistency with the policies adopted by the Group.

(c) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

(d) Foreign currency translation

(i) *Functional and presentation currency*

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in Hong Kong dollars ("HK$"), which is the Company's functional and presentation currency.

(ii) *Transactions and balances*

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

2. 重要會計政策概要(續)

(d) 外幣換算(續)

(iii) 集團公司

功能貨幣與列賬貨幣不同的所有集團實體(當中沒有嚴重通脹貨幣)的業績和財務狀況按如下方法換算為列賬貨幣：

(i) 每份呈報的資產負債表內的資產和負債按該資產負債表日期的收市匯率換算；

(ii) 每份損益表內的收入和費用按平均匯率換算(除非此匯率並不代表交易日期匯率的累計影響的合理約數；在此情況下，收支項目按交易日期的匯率換算)；及

(iii) 所有由此產生的匯兌差額確認為權益的獨立組成項目。

在綜合賬目時，換算海外業務的淨投資，以及換算借貸及其他指定作為該等投資對沖的貨幣工具所產生的匯兌差額列入股東權益。售出或清理部分海外業務時，該等匯兌差額在綜合損益表確認為出售盈虧的一部份。

收購海外實體產生的商譽及公平值調整視為該海外實體的資產和負債，並按收市匯率換算。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(d) Foreign currency translation *(continued)*

(iii) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognised in the consolidated income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2. 重要會計政策概要(續)

(e) 土地租賃及土地使用權

土地租賃及土地使用權於營運租賃內列賬，有關金額按成本減去累計攤銷及累計減值損失(如有)列賬。成本主要包含支付廠房及物業所在土地之使用權之金額。土地使用權得到相關使用權開始，為期由26至57年不等。租賃及土地使用權期內按直線法攤銷。

(f) 物業、機器及設備

物業、機器及設備(在建工程除外)均按歷史成本減累計折舊及累計減值虧損(如有)入賬。歷史成本包括收購有關項目直接應佔開支。

當與項目有關之未來經濟利益可能流入本集團，而該項目成本能可靠計算時，其後成本方會計入資產之賬面值或確認為獨立資產(按適用情況而定)。其他維修及保養費用於產生期間於收益表支銷。

物業、機器及設備之折舊以直線法或剩餘價值法於各資產估計可用年期內攤分其成本至剩餘價值，所採用年率如下：

物業	直線法2%
廠房設備及機器	剩餘價值法15%
裝修、傢俬及設備	剩餘價值法10%至33%
汽車	剩餘價值法15%至33%
模具及工具	剩餘價值法15%至50%

固定資產中之融資租賃亦按照以上之年率作出折舊。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(e) Leasehold land and land use rights

Leasehold land and land use rights are stated at cost less accumulated amortisation and accumulated impairment losses (if any). Cost mainly represents consideration paid for the rights to use the land on which various plants and buildings are situated for a period of 26 to 57 years from the date the respective right was granted. Amortisation of leasehold land and land use rights is calculated on a straight-line basis over the period of the relevant leases and land use rights.

(f) Property, plant and equipment

Property, plant and equipment other than construction-in-progress are stated at historical cost less accumulated depreciation and accumulated impairment losses, if any. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are expensed in the income statement during the period in which they are incurred.

Depreciation of property, plant and equipment is calculated using the straight-line or reducing balance methods to allocate cost of each asset to their residual values over their estimated useful lives, as follows:

Buildings	straight-line 2%
Plant and machinery	reducing balance 15%
Leasehold improvements furniture, fixtures and equipment	reducing balance 10% to 33%
Motor vehicles	reducing balance 15% to 33%
Moulds and tooling	reducing balance 15% to 50%

Assets held under finance leases are depreciated on the same basis as described above.

2. 重要會計政策概要(續)

(f) 物業、機器及設備(續)

資產之剩餘價值及可用年期於各結算日審閱及調整(如適用)。倘資產之賬面值高於其估計可收回金額，則其賬面值即時撇減至可收回金額。

出售有關物業、機器及設備資產之損益透過比較所得款項淨值與賬面值釐定，並計入損益表。

在建工程乃指在建築期間之廠房，並以成本減累積減值虧損入賬。成本包括樓宇建築成本及在興建期間為該等資產融資借貸所產生的利息費用及其他建築直接成本。所有其他借貸產生的利息費用均是成本。在建工程截至相關資產建設完成且可作擬定用途前不會計提折舊。有關資產投入使用時，該等成本會撥歸其他物業、廠房及設備，並按上文所載的政策折舊。

(g) 商譽

商譽指收購成本超過於收購日期本集團應佔所收購附屬公司的淨可識辨資產公平值及或然負債得出的數額。收購附屬公司的商譽包括在無形資產內。商譽每年就減值進行測試，並按成本減累計減值虧損列賬。出售某個實體的盈虧包括與被出售實體有關的商譽的賬面值。

就減值測試而言，商譽會分配至現金產生單位。預期會從產生商譽之業務合併中獲益之現金產生單位或現金產生單位組別會獲分配商譽。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(f) Property, plant and equipment *(continued)*

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals of property, plant and equipment are determined by comparing the net sales proceeds with the carrying amount of the relevant assets and are recognised in the income statement.

Construction-in-progress represents factory premises under construction and is stated at cost less accumulated impairment losses, if any. Cost includes the costs of construction, interest charges arising from borrowings used to finance these assets during the period of construction and other direct costs attributable to the construction. All other borrowing costs are expensed. No provision for depreciation is made on construction in progress until such time as the relevant assets are completed and are available for the intended use. When the assets concerned are brought into use, the costs are transferred to other property, plant and equipment and depreciated in accordance with the policy as stated above.

(g) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets and contingent liabilities of the acquired subsidiaries at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is tested annually for impairment and is carried at cost less accumulated impairment losses, if any. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

2. 重要會計政策概要(續)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(h) 附屬公司、聯營公司共同控制實體及非金融資產的減值

沒有確定使用年期之資產無需攤銷，但最少每年就減值進行測試，及當有事件出現或情況改變顯示賬面值可能無法收回時就減值進行檢討。須作攤銷之資產，當有事件出現或情況改變顯示賬面值可能無法收回時就減值進行檢討。減值虧損按資產之賬面值超出其可收回金額之差額於損益表內確認。可收回金額以資產之公平值扣除銷售成本或使用價值兩者之較高者為準。於評估減值時，資產將按可識辨現金流量(現金產生單位)的最低層次組合。除商譽外，已蒙受減值的資產在每個報告日期均就減值是否可以撥回進行檢討。

(h) Impairment of investments in subsidiaries, an associated company, a jointly controlled entity and non-financial assets

Assets that have an indefinite useful life are not subject to amortisation, which are at least tested annually for impairment. Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows ("cash-generating units"). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

(i) 金融資產

本集團按以下類別將其金融資產分類：按公平值計入損益之金融資產、貸款及應收款項及可供出售金融資產。分類視乎收購金融資產之目的而定。管理層於初步確認金融資產時將其分類。

(i) Financial Assets

The Group classifies its financial assets into financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date.

(i) 按公平值計入損益之金融資產

按公平值計入損益之金融資產為持作買賣之金融資產。倘收購一項金融資產之主要目的為在短期內出售，則該項資產會分類作此類別。衍生工具除非被指定作對沖，否則均歸入持作買賣之類別。此分類之資產如持有作貿易用途或預期於12個月內結算，分類為流動資產。

(i) Financial assets at fair value through profit or loss

This category consists of financial assets held for trading and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

2. 重要會計政策概要(續)

(i) 財務資產(續)

(ii) ***貸款及應收款項***

貸款及應收款項為有固定或可確定付款且沒有在活躍市場上報價。包括在流動資產內但若到期日由結算日起計過12個月者，則分類為非流動資產。貸款及應收款項包括應收貿易賬項、貸款及其他應收款項。

(iii) ***可供出售金融資產***

可供出售金融資產乃指定為此類別或不屬於其他任何類別之非衍生金融工具。除非管理層有意在結算日後十二個月內將資產出售，否則資產應列為非流動資產。

經常性投資買賣在交易日(即本集團承諾購買及出售之日期)確認。所有並非按公平值計入損益賬之金融資產之投資初步以公平值加交易成本入賬。按公平值計入損益列賬之金融資產初步以公平值確認，交易成本屬於損益賬支銷。若從投資收取現金流量之權利已過期或已轉移及本集團已將所有權之重要風險及回報轉移，金融資產將不予確認。可供出售金融資產及按公平值計入損益之金融資產其後以公平值列賬。貸款及應收賬款初步按公平值確認，其後使用實際利率法按攤銷成本扣除任何減值撥備列賬。

因「按公平值計入損益之金融資產」類別內公平值變動產生之盈虧，及來自於損益之金融資產之股息收入，於產生期間在損益賬內確認。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(i) **Financial Assets** *(continued)*

(ii) ***Loans and receivables***

Loans and receivables are non-derivative financial assets with fixed or determined payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables include trade and notes receivables, loans and other receivables.

(iii) ***Available-for-sale financial assets***

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Purchases and sales of financial assets are recognised on trade-date, that is the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transactions costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value and transaction costs are expensed in the income statement. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are initially recognised at fair value and subsequently carried at amortised cost using effective interest method, less any provision for impairment.

Gains or losses arising from changes in the fair value of the financial assets at fair value through profit or loss category are presented in the income statement in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognised in the income statement as part of other income when the Group's right to receive payments is established.

2. 重要會計政策概要(續)

(i) 財務資產(續)

歸類為可供出售金融資產之貨幣性證券(以外幣計),其公平值變動可分為由已攤銷成本變動所引致之滙兑差異,及其他賬面值變動。貨幣性證券之滙兑差異於損益表入賬,而非貨幣性證券之滙兑差異則在權益內反映。歸類為可供出售金融資產之貨幣性及非貨幣性證券之公平值之變動在權益內反映。

當分類為可供出售的證券售出或減值時,在權益中確認的累計公平值調整列入損益表內作為投資證券的盈虧。

可供出售金融資產之利息收入已列入損益表其他收入之內。若本集團收取股息之權利已確定,可供出售股權工具之股息可在損益賬確認。

上市投資之公平值乃按其現行買價而釐定。如金融資產在市場上並不活躍(及對非上市證券而言),本集團採用評估方法確定公平值。這包括最近期之經公平磋商後釐定之交易、對其他相類工具之參考、貼現現金流量分析及期權定價模式,盡量採用市面上之資料,及盡量減少使用個別企業因素。

本集團於每個結算日評估某單一金融資產或金融資產組合在減值時有否客觀之證明。若權益證券歸類為可供出售金融資產,證券公平值嚴重或長期低於其成本時,便是一種減值跡象。如可供出售金融資產存在任何此等証明,則累計虧損(以購入成本及現在之公平值之差異,扣減該金融資產先前已在損益賬確認之任何減值虧損)須自權益內移除,及在損益賬入賬。股權工具之減值虧損,在損益賬反映後,則不能在損益賬沖回。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(i) Financial Assets *(continued)*

Changes in the fair value of monetary securities denominated in foreign currency and classified as available-for-sale are analysed between translation differences resulting from changes in amortised cost of the security and other changes in the carrying amount of the security. The translation differences on monetary securities are recognised in the income statement; translation differences on non-monetary securities are recognised in equity. Changes in the fair value of monetary and non-monetary securities are recognised in equity.

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognised in equity are included in the income statement as gains and losses from investment securities.

Interest on available-for-sale securities calculated using the effective interest method is recognised in the income statement as part of other income. Dividends on available-for-sale equity instruments are recognised in the income statement as part of other income when the Group's right to receive payments is established.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active, the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, discounted cash flow analysis and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss which is measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the income statement, is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

2. 重要會計政策概要(續)

(j) 衍生金融工具之會計處理

衍生工具初步按於衍生工具合約訂立日期之公平值確認，其後按公平值重新計量。確認所產生之收益或虧損的方法取決於該衍生工具是否指定作對沖工具，如指定為對沖工具，則取決於其所對沖項目之性質。由於集團的衍生金融工具並不符合資格作對沖會計處理，衍生工具之公平值變動須立即於損益賬入賬。

(k) 存貨

存貨按成本及可變現淨值兩者的較低者列賬。成本乃按加權平均基準之方法計算。製成品及在製品的成本包括原材料、直接勞工、其他直接成本和相關的生產經常開支(依據正常營運能力)。這不包括貸款成本。可變現淨值為在通常業務過程中的估計銷售價，減適用的變動銷售費用。

(l) 應收賬款及其他應收款項

應收賬款及其他應收款項須初步按公平值確認，其後以有效利率法按攤銷成本減減值撥備(如有)計算。當有客觀證據顯示本集團將不能按應收款項原本期限收回全數款項時，須即就應收賬款及其他應收款項作出撥備。撥備金額為資產賬面值與按有效利率折讓之估計未來現金流量現值之間之差額。資產賬面值於使用撥備賬目過程中減少，虧損金額在損益賬確認為其他經營開支。倘應收賬款無法收回，則於撥備賬目中撇銷應收賬款。其後收回的之前撇銷款項在損益賬計入其他收益。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(j) Derivative financial instruments

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair values. The method of recognising the resulting gains or losses depends on whether the derivative is designated and qualified as a hedging instrument, and if so, the nature of the item being hedged. Since the derivative financial instruments entered into by the Group do not qualify for hedge accounting, changes in the fair value of any derivative instruments are recognised immediately in the income statement.

(k) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined by using the weighted average method. The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity). It excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

(l) Trade and other receivables

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The carrying amount of the assets is reduced through the use of an allowance account, and the amount of the loss is recognised in the income statement within administrative expenses. When a receivable is uncollectible, it is written off against the allowance account for receivables. Subsequently recoveries of amounts previously written off are credited to other gains in the income statement.

2. 重要會計政策概要*(續)*

(m) 現金及現金等價物

現金及現金等價物包括手頭現金、銀行通知存款及銀行透支。銀行透支在資產負債表的流動負債項中貸款內列示。

(n) 財務負債及權益

集團推行之財務負債及權益工具按照契約安排分類及定義為財務負債及權益工具。財務負債(包括應付營業賬項)乃是以公平值計算及使用有效利息方法。權益工具是任何契約不符合財務負債的定義及有根據顯示對集團扣除所有負債後還有剩餘權益。

普通股分類為權益。發行新股或購股權之應佔成本扣除稅項後將收益直接於權益中扣除。

當任何集團公司購入公司之股本，其權益代價支付「包括應付直接成本」，由保留盈利轉到股本贖回儲備。

(o) 借貸

借貸初步以公平值(扣除所產生交易成本)確認。借貸其後以攤銷成本列賬。所得款項(扣除交易成本)與贖回價值間之差額，乃以有效利率法於借貸期間在收益表確認。

除非本集團有權無條件將償項延長至結算日後最少十二個月後清償，否則借貸歸類為流動負債。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(m) Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

(n) Financial liabilities and equity

Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument. Financial liabilities (including trade payables) are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest method. An equity instrument is any contract that does not meet the definition of financial liability and evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Ordinary shares are classified as equity. Incremental costs, net of tax, directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds.

Where any Group company purchases the Company's equity share capital, the consideration paid, including any directly attributable incremental costs, is transferred from retained profits to capital redemption reserve.

(o) Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

2. 重要會計政策概要(續)

(p) 借貸成本

建設任何合資格資產的借貸成本於有關資產需要落成及達致其擬定用途的期間撥作資本。所有借貸成本於產生期間計入損益賬。所有借貸成本均於發生年度內在損益表支付。

(q) 當期及遞延所得稅

當期所得稅支出根據本集團及聯營公司及共同控制實體營運及產生應課稅收入的國家於結算日已頒佈或實質頒佈的稅務法例計算。管理層就適用稅務法例詮釋所規限的情況定期評估報稅表的狀況，並在適用情況下根據預期須向稅務機關支付的稅款設定撥備。

遞延所得稅乃就資產及負債之稅基與其於財務報表所示賬面值之間暫時差額，以負債法作出全數撥備。然而，倘遞延所得稅乃產生自於交易(業務合併除外)中對資產或負債之初步確認，而交易當時並無影響會計或應課稅溢利或虧損，則不會列賬。遞延所得稅乃以於結算日已頒佈或實際頒佈之稅率及法律釐定，並預期於變現相關遞延所得稅資產或償還遞延所得稅負債時適用。

所確認遞延所得稅資產以預期日後可能出現應課稅溢利用作抵銷暫時差額為限。

除非本集團可控制撥回該暫時差額之時間，及該暫時差額不大可能於可預見將來撥回，本集團就於附屬公司、聯營公司及共同控制實體之投資所產生暫時差額作出遞延所得稅撥備。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(p) Borrowing costs

Borrowing costs incurred for the construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use. All borrowing costs are charged to the income statement in the period in which they are incurred.

(q) Current and deferred income tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Group and its associated company and jointly controlled entity operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or a liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates and laws that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, an associated company and a jointly controlled entity, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

2. 重要會計政策概要(續)

(r) 僱員福利

(i) 退休金責任

本集團設有定額界定供款計劃。本集團按強制、合約或自願基準向受託人管理之退休金供款。本集團於支付供款後，再無其他付款責任。供款於到期時確認為僱用成本。預付供款確認為資產，惟以退回現金或可扣減日後付款金額為限。

供款在應付時確認為僱員福利開支，且可由全數歸屬供款前離開計劃的有關僱員所放棄的供款而減少(如適用)。

(ii) 花紅計劃

當本集團因僱員已提供之服務而產生現有法定或推定責任，而該責任金額可靠估算時，酌情發放之花紅之預計成本將被確立為負債。酌情發放之花紅之負債預期在十二個月內支付，並以預計需付之金額計算。

(s) 撥備

當集團因已發生的事件須承擔現有之法律性或推定性的責任，而解除責任時有可能消耗資源，並在責任金額能夠可靠地作出估算的情況下，需確立撥備。有關將來營運的損失並不可以確認撥備。

倘出現多項類似責任，則償還有關責任所需之資源流出的可能性乃經考慮整個責任類別後釐定。即使同一責任類別之任何一個項目之資源流出可能性不大，仍須確認撥備。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(r) Employee benefits

(i) Pension obligation

The Group participates in various defined contribution retirement benefit schemes. A defined contribution plan is a pension plan under which the Group pays contributions on a mandatory, contractual or voluntary basis into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

The contributions are recognised as employment costs when they are due and, where appropriate, are reduced by contributions forfeited by those relevant employees who leave the scheme prior to vesting fully in the contributions.

(ii) Bonus plan

The expected cost of bonus payments is recognised as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made. Liabilities of bonus plan are expected to be settled within twelve months and are measured at the amounts expected to be paid when they are settled.

(s) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

2. 重要會計政策概要*(續)*

(s) 撥備*(續)*

撥備按預期解除責任所需開支之現值計算，而上述現值按可反映金錢之時間價值及責任特定風險之現有市場評估的稅前比率計算。撥備隨時間流逝而增加之金額確認為利息支出。

(t) 租賃(作為承租人)

(i) 融資租約

凡資產擁有權之絕大部分風險及回報轉讓予本集團之租約，均列作融資租約。融資租約在開始時按租賃資產之公平值或最低租金付款之現值(以較低者為準)撥充資本。每期租金均分攤為負債及財務費用，以達到每期尚未償還的融資結餘按等額比率扣除。相應租賃承擔在扣除財務費用後計入流動及非流動借貸內。財務費用之利息部分於租約期內在損益表確認，使財務費用與每個期間之負債餘額之比為常數定期利率。

(ii) 經營租約

凡資產擁有權之絕大部分風險及回報仍歸出租公司所有之租約，均列作經營租約。根據經營租約作出之付款(扣除出租公司給予之任何優惠)在租期內以直線法自綜合損益表中扣除。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(s) Provisions *(continued)*

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

(t) Leases (as the lessee)

(i) Finance leases

Leases that substantially transfer to the Group all the risks and rewards of ownership of assets are accounted for as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in current and non-current liabilities, where appropriate. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

(ii) Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the lease periods.

2. 重要會計政策概要(續)

(u) 收入及收益確認

收入包括銷售貨品及服務已收或應收代價之公平值，並扣除增值税、退貨、回扣及折扣後列示及扣除集團內部交易後。本集團於能可靠計量收益及收入金額，且可能有未來經濟利益流入公司以及本集團以下各項業務符合特定條件時確認收益及收入。

(i) 銷售貨品

銷售貨品之收益確認當銷售貨品於集團實體向客戶交付產品、客戶接受產品及能合理保證相關應收款項能收回後確認。

(ii) 利息收入

利息收入以有效利率法按時間比例基準確認。

(iii) 租金收入

營業租約租金收入按租期以直線法確認。

(v) 股息分派

向本公司權益持有人分派之股息於本公司股東或董事(如適用)批准股息期間在財務報表確認為負債。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(u) Revenue and income recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Group's activities, net of value-added tax, returns, rebates and discounts and after elimination of sales within the Group. The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group's activities as described below.

(i) Sales of goods

Revenue from the sale of goods is recognised when a group entity has delivered products to the customer, the customer has accepted the products and collectivity of the related receivables is reasonably assured.

(ii) Interest income

Interest income is recognised on a time-proportion basis using the effective interest method.

(iii) Rental income

Rental income under operating leases is recognised on a straight-line basis over the lease periods.

(v) Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders or directors, where appropriate.

3. 財務風險管理

3.1 財務風險因素

本集團經營活動面對各種財務風險，包括外匯風險、價格風險、信貸風險、流動資金風險及現金流量利率風險。本集團整體風險管理計劃針對難以預測的金融市場，以將對本集團財務表現的潛在不利影響降至最低。

管理層定期管理本集團之財務風險。用作對沖若干風險的財務衍生金融工具由本集團董事局批准的政策所規管。本集團一般會透過簽訂遠期外匯合約以管理其外匯風險。本集團並無運用衍生金融工具作投機活動。

(a) 外匯風險

本集團業務主要位於香港、中國及加拿大，大部份交易以港元、人民幣、美元及加元結算。倘日後商業交易或已確認資產及負債以非公司功能貨幣之貨幣計值，則外匯風險將會產生。本集團主要面臨美元，人民幣及加元的外匯風險。

管理層已訂立政策，要求集團公司管理與其功能貨幣有關的外匯風險。管理主要包括有關集團公司因銷售及購貨以非公司功能貨幣而引起之風險。集團亦定期檢討外匯風險及使用遠期合約去管理外匯風險。

於二零零八年三月三十一日，集團尚有若干未平倉的外幣(美元)遠期合約，美元近期經歷一定之貶值，此乃主要的因素導致期末衍生金融工具確認了重大負債，詳細於附註30披露。

3. FINANCIAL RISK MANAGEMENT

3.1 Financial risk factors

The Group's activities expose it to a variety of financial risks: foreign exchange risk, price risk, credit risk, liquidity risk, and cash flow and fair value interest-rate risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance.

Management regularly monitors the financial risks of the Group. The use of derivative financial instruments to hedge certain risk exposures is governed by the Group's policies approved by the board of directors of the Company. The Group would normally enter into certain forward foreign exchange contracts to manage its foreign exchange risks. The Group does not use derivative financial instruments for speculative purposes.

(a) Foreign exchange risk

The Group mainly operates in Hong Kong, the People's Republic of China ("PRC") and Canada with most of the transactions settled in United States dollars ("US dollars"), HK$, Chinese Renminbi ("RMB") and Canadian dollars ("CAD"). Foreign exchange risk arises when future commercial transactions or recognised assets or liabilities are denominated in a currency that is not the entity's functional currency. The Group is exposed to foreign exchange risk from various currency exposures, primarily with respect to US dollars, Canadian dollars and RMB.

Management has a policy to require group companies to manage their foreign exchange risk against functional currency. It mainly includes managing the exposures arise from sales and purchases made by the relevant group companies in currencies other than their own functional currencies. The Group also manages its foreign exchange risk by performing regular reviews of the Group's net foreign exchange exposures and has entered into certain foreign exchange contracts to manage foreign exchange risks.

As at 31 March 2008, the Group had certain outstanding forward foreign currency contracts to sell/purchase US dollars. US dollars recently experienced certain depreciation which is a major reason for the recognition of a significant liability in respect of derivative financial instruments as at year end, details of which have been disclosed in Note 30.

3. 財務風險管理(續)

3.1 財務風險因素(續)

(a) 外匯風險(續)

於二零零八年三月三十一日，本集團若干應收營業賬項、現金及銀行結餘及應付營業賬項以外幣計值，詳情於附註24、26、28及38披露。

於二零零八年三月三十一日，倘港元對其他外幣貶值／升值5%且所有其他因素保持不變，則年度稅後溢利將會減少／增加約200,000港元(二零零七年：減少／增加400,000港元)，主要是因換算以外幣列值的應收營業賬項、現金及銀行結餘及應付營業賬項而產生的匯兑損益。

於二零零八年三月三十一日，倘港元對美元貶值／升值0.05且所有其他變量保持不變，則年度稅後溢利將會增加／減少5,500,000港元／2,300,000港元，主要是因衍生金融工具的公平值改變的結果。

(b) 價格風險

本集團面對股本證券價格風險，乃源於綜合資產負債表分類為可供出售金融資產的投資。由於可供出售金融資產對集團的重要性相對不大，因此管理層認為該可供出售金融資產的價格轉變對集團影響不大。據此，並沒有呈列關於價格風險的敏感性分析。

(c) 信貸風險

本集團並無高度集中的信貸風險。載於綜合資產負債表的銀行結餘應收營業賬項、按金、其他應收款、衍生金融工具及可供出售財務資產的賬面值為本集團財務資產所承受的最大信貸風險。

3. FINANCIAL RISK MANAGEMENT *(continued)*

3.1 Financial risk factors *(continued)*

(a) *Foreign exchange risk* *(continued)*

As at 31 March 2008, certain of the Group's receivables, cash and bank balances and trade payables were also denominated in foreign currencies, details of which have been disclosed in Notes 24, 26, 28 and 38.

At 31 March 2008, if HK dollar had weakened/strengthened by 5% against other foreign currencies, with all other variables held constant, post-tax profit for the year would have been approximately HK$0.2 million higher/low (2007: HK$0.4 million lower/higher), mainly as a result of foreign exchange gains/losses on translation of foreign currency-denominated receivables, cash and cash bank balances and trade payables.

As at 31 March 2008, if the exchange rate of HKD/USD had been 0.05 higher/lower, with all other variables held constant, post-tax profit for the year would have been approximately HK$5.5 million/HK$2.3 million higher/lower, mainly as a result of the changes in fair value loss of the derivative financial instruments.

(b) *Price risk*

The Group is exposed to equity securities price risk because investments held by the Group are classified on the consolidated balance sheet as available-for-sale financial assets. As the available-for-sale financial assets are relatively insignificant to the Group, management considers that the Group's volatility against changes in the price of the available-for-sale financial assets would not be significant. Accordingly, no sensitivity analysis is presented for the price risk.

(c) *Credit risk*

The Group has no significant concentrations of credit risk. The carrying amounts of cash at bank, trade and notes receivables, deposits and other receivables, derivatives financial instruments and available-for-sale financial assets included in the consolidated balance sheet represent the Group's maximum exposure to credit risk in relation to its financial assets.

3. 財務風險管理(續)

3.1 財務風險因素(續)

(c) 信貸風險(續)

本集團大部分銀行結餘由位於香港、中國及加拿大的大型金融機構持有;所有衍生金融工具亦與該等金融機構簽訂,管理層認為屬於高信貸質量。本集團採取限額政策以限制對任何金融機構的信貸風險且管理層並不預期會出現任何因該等金融機構不履約而產生的虧損。

集團已制訂政策保証銷售的客戶均有良好信貸記錄及集團定期評估客戶的信貸錄。集團一般不會要求客戶提供抵押。

管理層定期根據債務人付款紀錄、逾期時間、財務狀況及有否存在交易爭議,對能否收回應收營業及其他應收款項進行整體及個別評估。本集團過往未收回之賬項及其他應收款項並無超出有關撥備額,而董事認為,已就不可收回之應收賬款已於綜合財務報表中作出充份撥備。

(d) 流動資金風險

審慎的流動資金風險管理指維持充足的現金及現金等價物,及透過充裕之已承擔信貸融資以維持可供動用資金。

3. FINANCIAL RISK MANAGEMENT *(continued)*

3.1 Financial risk factors *(continued)*

(c) *Credit risk* *(continued)*

Substantially all of the Group's cash at bank are deposited in major financial institutions located in Hong Kong, the PRC and Canada; all derivatives financial instruments are also entered into with these financial institutions, which management believes are of high credit quality. The Group has a policy to limit the amount of credit exposure to any financial institution and management does not expect any losses arising from non-performance by these counterparties.

The Group also has policies in place to ensure that sale of products are made to customers with an appropriate credit history and the Group performs periodic credit evaluations of its customers. Normally the Group does not require collaterals from trade debtors.

Management makes periodic collective assessment as well as individual assessment on the recoverability of trade and other receivables based on historical payment records, the length of the overdue period, the financial strength of the trade and other debtors and whether there are any disputes with the relevant debtors. The Group's historical experience in collection of trade and other receivables falls within the recorded allowances and directors are of the opinion that adequate provision for uncollectible receivables has been made in these consolidated financial statements.

(d) *Liquidity risk*

Prudent liquidity management implies maintaining sufficient cash and cash equivalents and the availability of funding through an adequate amount of committed credit facilities.

3. 財務風險管理(續)

3. FINANCIAL RISK MANAGEMENT *(continued)*

3.1 財務風險因素(續)

3.1 Financial risk factors *(continued)*

(d) 流動資金風險(續)

本集團的主要現金需求是為添置及提升物業、廠房及設備、償付有關債務,以及支付應付營業賬項及其他應付款及經營開支。本集團透過內部資源與銀行借款等不同組合為其營運資本所需提供資金。

本集團的政策是定期監察當前及預期的流動資金需求以確保維持足夠現金及現金等價物,及透過足夠的信貸,以滿足短期及長期的流動資金所需。

下表載列根據由結算日至合約到期日的剩餘期間本集團及本公司相關到期類別的財務負債分析。下表披露的金額為基於本集團及本公司需要償付的最早日期訂約非貼現現金流量。

(d) ***Liquidity risk*** *(continued)*

The Group's primary cash requirements have been for additions of and upgrades on property, plant and equipment, settlement of borrowings, payment for trade and other payables, and payment for operating expenses. The Group mainly finances its working capital requirements through a combination of internal resources and bank borrowings.

The Group's policy is to regularly monitor current and expected liquidity requirements to ensure it maintains sufficient cash balances and adequate credit facilities to meet its liquidity requirements in the short and long term.

The table below analyses the Group's and the Company's financial liabilities and net-settled derivative financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flow based on the earliest date on which the Group or the Company can be required to pay.

		一年內 **Within 1 year** *HK$'000*	一年至兩年 **Between 1 and 2 years** *HK$'000*	二年至五年 **Between 2 and 5 years** *HK$'000*
集團	**Group**			
二零零八年三月三十一日	**At 31 March 2008**			
銀行貸款	Borrowings	176,364	31,446	17,146
應付營業賬項	Trade payables	161,071	—	—
應付費用及其他應付款項	Accruals and other payables	28,272	—	—
衍生金融工具	Derivative financial instruments	2,484	3,795	—
二零零七年三月三十一日	At 31 March 2007			
銀行貸款	Borrowings	142,566	24,509	28,238
應付營業賬項	Trade payables	180,177	—	—
應付費用及其他應付款項	Accruals and other payables	23,710	—	—
公司	**Company**			
二零零八年三月三十一日	**At 31 March 2008**			
應付費用及其他應付款項	Accruals and other payables	420	—	—
二零零七年三月三十一日	At 31 March 2007			
應付費用及其他應付款項	Accruals and other payables	354	—	—

3. 財務風險管理(續)

3.1 財務風險因素(續)

(e) 現金流量及公平值利率風險

由於本集團並無重大計息資產，因此除銀行存款，本集團的收入及經營現金流量大致上不受市場利率變動的影響，而有關銀行結餘的詳情在附註26披露。本集團所涉及的利率變動風險主要來自借款，有關詳情在附註27披露。按浮動利率計息的借款使本集團面對現金流量風險，而按固定利率計息的借款則使本集團面對公平值利率風險。本集團並無利用任何利率掉期安排對沖利率風險。

於二零零八年三月三十一日，倘借貸利率增多／減少50點子且所有其他變量保持不變，則年度稅後溢利將會減少／增多293,000港元(二零零七年：減少／增多318,000港元)，主要是因浮動借貸利率的利息費用增加／減少。

3.2 公平值估計

本集團流動金融資產之賬面值包括現金及現金等價物、應收營業賬項及應收票據，應收聯營公司款，按金及其他應收賬款，而本集團流動金融負債包括應付營業賬項、其他應付賬款及應計費用、及即期借貸，且因臨近到期日而與其公平值相若。

在活躍市場買賣的金融工具(例如衍生工具和可供出售證券)之公平值根據結算日的市場報價列賬。本集團持有的財務資產的市場報價為當時買盤價；而財務負債的市場報價為當時的賣盤價。沒有在活躍市場買賣的金融工具(例如場外衍生工具)的公平值利用估值技術釐定。遠期外匯合約的公平值利用結算日遠期市場匯率釐定。

3. FINANCIAL RISK MANAGEMENT *(continued)*

3.1 Financial risk factors *(continued)*

(e) Cash flow and fair value interest-rate risk

The Group's income and operating cash flows are substantially independent of changes in market interest rates. The Group has no significant interest-bearing assets except for the cash at bank, details of which are disclosed in Note 26. The Group's exposure to changes in interest rates is mainly attributable to its bank borrowings, details of which are disclosed in Note 27. Borrowings carry at floating rates expose the Group to cash flow interest rate risk whereas those carry at fixed rates expose the Group to fair value interest rate risk. The Group has not used any interest rate swaps to hedge its exposure to interest rate risk.

As at 31 March 2008, if the interest rates on borrowings had been 50 basis points higher/lower, with all other variables held constant, post-tax profit for the year would have been HK$293,000 (2007: HK$318,000) lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings.

3.2 Fair value estimation

The carrying amounts of the Group's current financial assets, including cash and cash equivalents, trade and notes receivables, amount due from an associated company, and deposits and other receivables, and the Group's current financial liabilities including trade payables, accruals and other payables and current borrowings, approximate their fair values due to their short maturities.

The fair value of financial instruments traded in active markets (such as publicly traded derivatives and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

3. 財務風險管理(續)

3.2 公平值估計(續)

並非於活躍市場買賣的金融工具(如場外交易的衍生金融工具)的公平值採用估值方法釐定。本集團採用多種方法及作出多項以各結算日市況為基準的假設。相似工具的市場報價或交易商報價用於長期債項。其他方法(如現金流量的估計貼現值),乃用於釐定餘下金融工具的公平值。遠期外匯合約的公平值由結算日的遠期外匯報價而釐定。

於一年內到期的財務資產及負債的面值減任何估計信貸調整後的數額假設與公平值相若。就披露而言,財務負債的公平值是按本集團同類財務工具可得的現行市場利率折現未來合約現金流量而估計。

3.3 資金風險管理

本集團的資金管理政策,是保障集團能繼續營運,以為股東提供回報和為其他權益持有人提供利益,同時維持最佳的資本結構以減低資金成本。

本集團管理資本架構,並根據經濟環境的變動作出調整。為了維持或調整資本結構,本集團可能會調整支付予股東的股息數額、向股東返還資本、發行新股或獲得新的銀行貸款。

本集團利用負債比率監察其資本。此比率按照債務淨額除以總資本計算。債務淨額為總借貸(包括綜合資產負債表所列的即期及非即期貸款)減去現金及現金等價物。總資本為「權益」(如綜合資產負債表所列)加債務淨額。

3. FINANCIAL RISK MANAGEMENT *(continued)*

3.2 Fair value estimation *(continued)*

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of forward foreign exchange contracts is determined with reference to quoted forward exchange rates at the balance sheet date.

The nominal value less estimated credit adjustments of financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

3.3 Capital risk management

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Group manages the capital structure and make adjustments to it in the light of changes in economic conditions. In order to maintain or adjust the capital structure, the Group may adjust the dividend payments to shareholders, return capital to shareholders, issue new shares or to obtain new bank borrowings.

The Group also monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (include current and non-current borrowings as shown in the consolidated balance sheet) less cash and cash equivalents. Total capital is calculated as "equity", as shown in the consolidated balance sheet, plus net debt.

3. 財務風險管理(續) 3. FINANCIAL RISK MANAGEMENT *(continued)*

3.3 資金風險管理(續) 3.3 Capital risk management *(continued)*

於二零零八年及二零零七年三月三十一日，負債比率如下：

The table below analyses the Group's capital structure as at 31 March 2008 and 2007:

		二零零八 **2008** *千港元* ***HK$'000***	二零零七 2007 *千港元* *HK$'000*
總借貸*(附註27)*	Total borrowings *(Note 27)*	**218,913**	190,713
減：現金及現金等價物*(附註26)*	*Less:* Cash and cash equivalents *(Note 26)*	**(103,388)**	(93,432)
債務淨額	Net debt	**115,525**	97,281
總權益	Total equity	**388,644**	371,436
總資本	Total capital	**504,169**	468,717
資本負債比率	Gearing ratio	**23%**	21%

於二零零八年資本負債比率增加主要為集團於中國的業務及營運擴張，以致借貸總額增大所致。

The increase in the gearing ratio during 2008 was mainly resulted from the increase in total borrowings during the year for the expansion of the Group's operations in the PRC.

於二零零八年三月三十一日，集團可使用借貸總額約為282,670,000港元(二零零七年：275,450,000港元)，而其中238,802,000港元(二零零七年：177,329,000港元)已被集團使用。

As at 31 March 2008, the total banking facilities made available to the Group amounting to approximately HK$282,670,000 (2007: HK$275,450,000) of which approximately HK$238,802,000 (2007: HK$177,329,000) was utilised by the Group.

4. 重要會計估計及判斷

本集團將依據過往預備財務報表的經驗及其他因素包括按現況對日後事件的合理預測，不斷為估計及判斷作出評估。

本集團對未來作出估計所得之會計估計顧名思義甚少相等於相關實際結果。以下所述為有相當風險的估計及假設，可導致須於下個財政年度對資產與負債之賬面值作重大調整。

(a) 物業、機器及設備的可使用年期及餘值

本集團管理層釐定其物業、機器及設備的估計可使用年期、餘值及有關折舊費用除在建工程外，其餘有關估計是基於本集團有意使用該等資產從而獲取未來經濟利益的估計年期而得出。是項估計乃以具相似性質或功能的物業、機器及設備的過往實際可使用年限為基準。倘可使用年期有別於估計則管理層將調整折舊費用，或將已報廢或出售的技術上過時或非策略資產撇帳或減值。

實際經濟年期可能與估計可用年期有別，實際餘值亦可能與估計餘值不同。本集團定期檢討折舊年期及餘值，故兩者可能出現變動，可能影響日後期間之折舊費用。

(b) 非金融資產減值

本集團每年對商譽進行測試是否有任何減值(附註16)。物業、機器及設備、租賃土地與土地使用權乃於有事件或情況變動顯示其賬面值可能不能收回時作減值檢討。可收回金額乃按其使用價值釐訂並考慮最近期市場資料及過往經驗。此等計算及估值須運用判斷及推算。

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENT

Estimates and judgement used in preparing financial statements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Useful lives, residual values and depreciation of property, plant and equipment

The Group's management determines the estimated useful lives, residual values and related depreciation charges for its property, plant and equipment, other than construction-in-progress, with reference to the estimated periods that the Group intends to derive future economic benefits from use of these assets. This estimate is based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions. Management will adjust the depreciation charge where useful lives or residual values are vary with previously estimated, or it will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold.

Actual economic lives may differ from estimated useful lives and actual residual values may differ from estimated residual values. Periodic review could result in a change in depreciable lives and residual values and therefore depreciation expense in the future periods.

(b) Impairment of non-financial assets

The Group tests annually whether goodwill has suffered any impairment (Note 16). Other non-financial assets including property, plant and equipment and leasehold land and land use rights are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amounts have been determined based on value-in-use calculations or fair value less costs to sell. These calculations require the use of judgements and estimates.

4. 重要會計估計及判斷*(續)*

(b) 非金融資產減值*(續)*

本集團於資產減值方面須作出判斷，特別是評估(i)有否出現可能資產價值收不回事件之跡象；(ii)資產賬面值是否獲得可收回金額支持，公平值減可賣成本或日後現金流量現值淨額以較高者決定，而日後現金流量按持續使用資產評估；及(iii)編製現金流量預測所用合適主要假設包括現金流量預測是否以合適比率折算。管理層所選假設以評估減值包括現金流量預測所用折算率或增長率若有變化，可能對減值檢測所用現值淨額帶來重大影響，從而影響集團財務狀況及營運成績。如預測表現及現金流量預測有重大逆轉改變，該減值需於損益表列賬。

(c) 撇減存貨至可變現淨值

存貨可變現淨值指日常業務估計售價扣除估計銷售開支。有關估計根據現行市況及過往出售類似產品之經驗而作出。相關估計可能因客戶口味及競爭對手在行業激烈競爭中所採取措施而出現重大變動。管理層於各結算日重新評估此等估計。

(d) 應收賬項及其他應收款減值之估計

本集團按照對應收賬項及其他應收款可收回程度之評估就應收賬項及其他應收款作出減值撥備。此評估是基於其客戶及其他欠債人的信貸歷史，及當時市場狀況，同時需要加上判斷及估計。管理層在每年年結時進行重估。

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENT *(continued)*

(b) Impairment of non-financial assets *(continued)*

Management judgement is required in the area of asset impairment particularly in assessing: (i) whether an event has occurred that may indicate that the related asset values may not be recoverable; (ii) whether the carrying value of an asset can be supported by the recoverable amount, being the higher of fair value less costs to sell and net present value of future cash flows which are estimated based upon the continued use of the asset in the business; and (iii) the appropriate key assumptions to be applied in preparing cash flow projections including whether these cash flow projections are discounted using an appropriate rate. Changing the assumptions selected by management in assessing impairment, including the discount rates or the growth rate assumptions in the cash flow projections, could materially affect the net present value used in the impairment test and as a result affect the Group's financial position and results of operations. If there is a significant adverse change in the projected performance and resulting future cash flow projections, it may be necessary to take an impairment charge to the income statement.

(c) Net realisable value of inventories

Net realisable value of inventories is the estimated selling price in the ordinary course of business, less estimated costs of completion and variable selling expenses. These estimates are based on the current market condition and the historical experience of manufacturing and selling products of similar nature. It could change significantly as a result of changes in customer taste and competitor actions in response to severe industry cycle. Management reassesses these estimates at each balance sheet date.

(d) Trade and other receivables

The Group's management determines the provision for impairment of trade and other receivables based on an assessment of the recoverability of the receivables. This assessment is based on the credit history of its customers and other debtors and the current market condition, and requires the use of judgements and estimates. Management reassesses the provision at each balance sheet date.

4. 重要會計估計及判斷(續)

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENT *(continued)*

(e) 衍生工具及其他金融工具的公平值

沒有在活躍市場買賣的金融工具的公平值利用估值技術釐定。本集團利用判斷選取一種合適公平值的方法，並主要根據每個結算日當時的市場情況作出假設。此公平值方法需要作出主觀假設，包括遠期外幣兌換率、無風險率及市場波幅。變更主觀假設將重大影響估計公平值。

(e) Fair value of derivative financial instruments

The fair value of derivative financial instruments which are not traded in an active market is determined by using valuation techniques. The Group uses its judgement to select an appropriate valuation method and makes assumptions that are mainly based on market conditions existing at the balance sheet date. The valuation models require the input of subjective assumptions, including forward foreign exchange rates, risk free rates and market volatility. Changes in subjective input assumptions can materiality affect the fair value estimate.

(f) 所得稅及遞延稅項

本集團須繳納多個司法權區的所得稅。釐定各司法權區的所得稅撥備時，需作出判斷。在日常業務中有若干未能確定最終稅項的交易及計算。倘該等事宜的最終稅務結果有異於最初記錄的數額，則有關差額會影響釐定有關數額期間的所得稅及遞延所得稅撥備。

與若干暫時差異及稅項虧損有關之遞延所得稅資產按管理層認為未來有可能出現應課稅溢利可用作抵銷該等暫時差異或稅項虧損而確認。當預期之金額與原定估計有差異時，則該差異將會於估計改變之期間內影響遞延所得稅資產之確認及所得稅費用。

(f) Income taxes and deferred tax

The Group is subject to income taxes in various jurisdictions. Judgement is required in determining the provision for income taxes in each of these jurisdictions. There are transactions and calculations during the ordinary course of business for which the ultimate tax determination is uncertain. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Deferred income tax assets relating to certain temporary differences and tax losses are recognised when management considers it is likely that future taxable profits will be available against which the temporary differences or tax losses can be utilised. When the expectations are different from the original estimates, such differences will impact the recognition of deferred income tax assets and income tax charges in the period in which such estimates have been changed.

5. 營業額及分部資料

5. TURNOVER AND SEGMENT INFORMATION

		集團 Group	
		二零零八 **2008** *千港元* ***HK$'000***	二零零七 2007 *千港元* *HK$'000*
營業額	Turnover		
銷售貨品	Sales of goods	**1,911,025**	1,737,449

5. 營業額及分部資料(續)

5. TURNOVER AND SEGMENT INFORMATION (continued)

(a) 主要報告形式 — 業務分部資料：

於二零零八年三月三十一日，集團由三個主要分部組成：(i)電子元器件製造及經銷(電子元器件)；(ii)合約電子專業生產服務及電子消費產品業務；(iii)個人電腦及數碼產品製造及經銷(個人電腦及數碼產品)。

(a) Primary reporting format — business segments:

At 31 March 2008, the Group is organised into three main business segments: (i) Manufacturing and distribution of electronic components ("Electronic Components"); (ii) Contract electronic manufacturing service and consumer electronics ("EMS and Consumer Electronics"); and (iii) Manufacturing and distribution of personal computers and digital products ("PC and Digital Products").

		電子元器件 Electronic Components		合約電子專業生產服務及電子消費產品業務 EMS and Consumer Electronics		個人電腦及數碼產品 PC and Digital Products		抵銷項 Eliminations		集團 Group	
		二零零八 2008 千港元 HK$'000	二零零七 2007 千港元 HK$'000	二零零八 2008 千港元 HK$'000	二零零七 2007 千港元 HK$'000	二零零八 2008 千港元 HK$'000	二零零七 2007 千港元 HK$'000	二零零八 2008 千港元 HK$'000	二零零七 2007 千港元 HK$'000	二零零八 2008 千港元 HK$'000	二零零七 2007 千港元 HK$'000
營業額	Turnover										
對外銷售	External sales	800,649	661,475	629,019	675,017	481,357	400,957				
分部間銷售	Inter-segment sales	1,251	2,852	–	–	–	–	(1,251)	(2,852)		
		801,900	664,327	629,019	675,017	481,357	400,957	(1,251)	(2,852)	1,911,025	1,737,449
分部業績	Segment results	23,196	18,644	7,641	11,467	7,476	5,940			38,313	36,051
未分配收入	Unallocated income									6,063	1,813
未分配開支	Unallocated expenses									(18,363)	(14,223)
財務成本	Finance costs									(9,985)	(8,313)
應佔聯營公司虧損	Share of loss of an associated company									(2,519)	–
利得稅開支	Income tax expense									(5,925)	(6,011)
本年度溢利	Profit for the year									7,584	9,317

集團內公司間之銷售按協商價格記賬，並於綜合報表內抵銷。

Inter-segment sales are accounted for at mutually agreed prices and eliminated on consolidation.

5. 營業額及分部資料(續) 5. TURNOVER AND SEGMENT INFORMATION *(continued)*

(a) 主要報告形式 — 業務分部資料:(續) (a) Primary reporting format — business segments: *(continued)*

		電子元器件 Electronic Components		合約電子專業生產服務及電子消費產品業務 EMS and Consumer Electronics		個人電腦及數碼產品 PC and Digital Products		集團 Group	
		二零零八 **2008** 千港元 **HK$'000**	二零零七 2007 千港元 HK$'000	二零零八 **2008** 千港元 **HK$'000**	二零零七 2007 千港元 HK$'000	二零零八 **2008** 千港元 **HK$'000**	二零零七 2007 千港元 HK$'000	二零零八 **2008** 千港元 **HK$'000**	二零零七 2007 千港元 HK$'000
資產	Assets								
分部資產	Segment assets	**364,845**	305,772	**321,927**	344,857	**96,044**	96,869	**782,816**	747,498
未分配資產	Unallocated assets							**28,086**	26,015
總資產	Total assets							**810,902**	773,513
負債	Liabilities								
分部負債	Segment liabilities	**98,194**	75,337	**53,359**	87,544	**36,939**	38,129	**188,492**	201,010
未分配負債	Unallocated liabilities							**233,766**	201,067
總負債	Total liabilities							**422,258**	402,077
其他資料	Other information								
資本性開支	Capital expenditure	**5,905**	6,452	**37,123**	42,305	**519**	85	**43,547**	48,842
折舊及攤銷	Depreciation and amortisation	**5,348**	4,944	**12,080**	10,674	**338**	279	**17,766**	15,897
商譽耗蝕	Impairment loss of goodwill	**–**	–	**–**	156	**–**	–	**–**	156
庫存減值	Write-down of inventories	**6,220**	3,959	**–**	–	**–**	–	**6,220**	3,959
應收營業賬項耗蝕	Impairment of trade receivables	**1,165**	1,107	**–**	–	**533**	162	**1,698**	1,269

分部資產主要包括本集團之商譽、物業、廠房及設備、土地及土地使用權、存貨、應收賬及營運現金及撇除投資及某些公司資產。

Segment assets consist primarily of goodwill, property, plant and equipment, leasehold land and land use rights, inventories, receivables and operating cash, and mainly exclude investments and certain corporate assets.

分部負債主要包括本集團之全部營運負債及撇除稅項、公司應付費用及借貸等負債。

Segment liabilities comprise operating liabilities and exclude items such as taxation, corporate accruals and corporate borrowings.

資本性開支包括商譽、物業、機器及設備及土地及土地使用權,亦包括透過進行收購附屬公司而產生之增加。

Capital expenditure comprises additions to goodwill, property, plant and equipment, and leasehold land and land use rights, including additions resulting from acquisitions through purchases of subsidiaries.

5. 營業額及分部資料(續) 5. TURNOVER AND SEGMENT INFORMATION (continued)

(b) 次要分部報告 — 地區分部資料： (b) Secondary reporting format – geographical segments:

本集團三個主要分部業務位於四個主要地區。以下報表反映各地區的營業額、資本性開支及總資產。

The Group's three business segments operate in four main geographical locations. The following table provides an analysis of the Group's turnover, capital expenditure and total assets by geographical locations.

		營業額 Turnover		資本性開支 Capital expenditure		總資產 Total assets	
		二零零八 **2008** 千港元 **HK$'000**	二零零七 2007 千港元 HK$'000	二零零八 **2008** 千港元 **HK$'000**	二零零七 2007 千港元 HK$'000	二零零八 **2008** 千港元 **HK$'000**	二零零七 2007 千港元 HK$'000
香港及中國大陸	Hong Kong and Mainland China	**791,114**	550,846	**43,027**	38,677	**745,974**	645,805
北美洲	North America	**593,389**	649,542	**520**	81	**64,928**	69,870
歐洲	Europe	**175,313**	262,445	**–**	–	**–**	–
日本	Japan	**326,573**	230,459	**–**	10,084	**–**	57,838
其他亞洲國家	Other Asian countries	**24,636**	44,157	**–**	–	**–**	–
		1,911,025	1,737,449	**43,547**	48,842	**810,902**	773,513

營業額按客戶地點來劃分。

Turnover is allocated based on the location of customers.

資本性開支及總資產按資產位置來劃分。

Capital expenditures and total assets are allocated based on the location of those assets.

6. 其他收益 6. OTHER INCOME

		二零零八 **2008** 千港元 **HK$'000**	二零零七 2007 千港元 HK$'000
租金收入	Rental income	**753**	587
其他	Others	**25**	294
		778	881

7. 按性質劃分之開支 7. EXPENSES BY NATURE

		二零零八 2008 千港元 **HK$'000**	二零零七 2007 千港元 HK$'000
商品存貨、製成品及在製品存貨轉變	Changes in inventories of trading merchandise, finished goods and work-in-progress	**8,551**	(44,842)
商品存貨、原料及消耗使用	Trading merchandise, raw materials and consumables used	**1,614,300**	1,470,057
核數師酬金	Auditor's remuneration	**2,380**	1,855
土地及土地使用權攤銷	Amortisation of leasehold land and land use rights	**649**	652
折舊	Depreciation		
一 自置物業、機器及設備	– owned property, plant and equipment	**16,267**	13,804
一 按融資租約持有之物業、機器及設備	– property, plant and equipment held under finance leases	**850**	1,441
員工福利開支(包括董事酬金)*(附註8)*	Employment benefit expenses (including directors' emoluments) *(Note 8)*	**166,226**	148,828
商譽耗蝕虧損(於一般及行政開支內)	Impairment loss of goodwill (included in general and administrative expenses)	**–**	156
應收營業賬項耗蝕	Impairment of trade receivables	**1,698**	1,269
存貨減值	Write-down of inventories	**6,220**	3,959
物業、機器、設備及租賃土地及土地使用權變賣(盈餘)/虧損	(Gain)/loss on disposal of property, plant and equipment, and leasehold land and land use rights	**(25)**	326
土地及物業營運租約租金	Operating lease rental in respect of land and buildings	**6,972**	6,386
衍生金融工具公平值虧損/(盈餘)	Fair value loss/(gain) on derivative financial instruments	**2,990**	(1,085)
滙兑(盈餘)/損失淨值	Net exchange (gains)/losses	**(9,960)**	553
車費及辦公室開支	Travelling and office expenses	**21,400**	23,432
運輸開支	Transportation expenses	**10,336**	10,002
廣告開支	Advertising costs	**944**	985
維修及保養開支	Repair and maintenance expenses	**4,517**	3,787
其他開支	Other expenses	**33,001**	74,357
銷售成本、銷售及經銷開支及一般及行政開支總額	Total cost of sales, selling and distribution expenses and general and administrative expenses	**1,887,316**	1,715,922

8. 員工福利開支 8. EMPLOYMENT BENEFIT EXPENSES

包括董事酬金之員工福利開支：

Employment benefit expenses, including directors' emoluments, consisted of:

		二零零八 2008 千港元 HK$'000	二零零七 2007 千港元 HK$'000
薪酬、工資及津貼	Wages, salaries and allowances	**145,519**	127,644
花紅	Bonuses	**3,943**	4,635
退休成本 — 界定供款計劃	Pension costs — defined contribution plans	**2,269**	1,358
福利開支	Welfare and benefits	**14,495**	15,191
		166,226	148,828

9. 融資成本 — 淨值 9. FINANCE COSTS — NET

		二零零八 2008 千港元 HK$'000	二零零七 2007 千港元 HK$'000
銀行存款利息收入	Interest income from bank deposits	**1,526**	1,233
銀行融資利息，於五年內全部付清	Interest expense on bank loans wholly repayable within five years	**(9,818)**	(8,165)
融資租賃之利息部份	Interest element of finance leases	**(167)**	(148)
		(9,985)	(8,313)
融資成本 — 淨值	Finance costs — net	**(8,459)**	(7,080)

10. 利得稅開支 10. INCOME TAX EXPENSE

本公司已獲豁免百慕達稅項。香港利得稅乃根據在香港註冊成立的附屬公司在香港產生或源自香港之估計應課稅溢利按17.5%（二零零七年：17.5%）之稅率提撥準備。中國成立及營運之公司根據中國企業所得稅，稅率是25%至33%（二零零七年：33%）。而於加拿大成立及營運之公司乃根據加拿大所得稅，稅率是35%（二零零七年：35%）。

The Company is exempted from taxation in Bermuda. Hong Kong profits tax has been provided for at the rate of 17.5% (2007: 17.5%) on the estimated assessable profits arising in or derived from Hong Kong. Companies established and operate in Mainland China are subject to Mainland China enterprise income tax at the rate of 25% to 33% (2007: 33%). Companies established and operate in Canada are subject to Canadian income tax at the rate of 35% (2007: 35%).

10. 利得稅開支(續) 10. INCOME TAX EXPENSE *(continued)*

		二零零八 2008 千港元 HK$'000	二零零七 2007 千港元 HK$'000
當期稅項：	Current taxation		
— 香港利得稅	— Hong Kong profits tax	**1,014**	2,015
— 中國企業所得稅	— Mainland China enterprise income tax	**2,985**	2,252
— 加拿大所得稅	— Canadian income tax	**1,548**	901
遞延稅項暫時差異的產生及轉回 *(附註31)*	Deferred taxation relating to the origination and reversal of temporary differences *(Note 31)*	**378**	843
		5,925	6,011

本集團就除稅前溢利之利得稅，與採用本集團綜合公司溢利適用的加權平均稅率而產生之理論稅額之差額如下：

The taxation on the Group's profit before income tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated companies as follows:

		二零零八 2008 千港元 HK$'000	二零零七 2007 千港元 HK$'000
除稅前溢利	Profit before income tax	**13,509**	15,328
加：應佔聯營公司虧損	*Add:* Share of loss of an associated company	**2,519**	—
		16,028	15,328
稅項乃按相關地方／國家當地應用之加權平均稅率計算	Tax calculated at the weighted average domestic tax rates applicable to profits in the respective jurisdiction	**3,112**	541
無須課稅之收入之影響	Tax effect of income not subject to tax	**(4,968)**	(2,045)
不可扣稅之支出之影響	Tax effect of expenses not deductible for tax	**3,801**	5,211
未確認之稅項虧損	Tax losses not recognised	**3,783**	2,548
其他	Others	**197**	(244)
稅項支出	Taxation charge	**5,925**	6,011

於二零零八年三月三十一日，適用的加權平均稅率為19.4%(二零零七年：3.5%)。浮動是因為本集團附屬公司在有關不同稅制國家的盈利能力改變。

For the year ended 31 March 2008, the weighted average applicable tax rate was 19.4% (2007: 3.5%). The fluctuation is mainly caused by a change in the relative profitability of the Group's operations in different tax jurisdictions.

11. 董事及高級行政人員酬金　11. DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS

(a) 董事酬金　(a) Directors' emoluments

於二零零八年三月三十一日本公司各董事之酬金如下：

The remuneration of each of the directors of the Company for the year ended 31 March 2008 is set out below:

董事姓名	Name of Director	袍金 Fees 千港元 HK$'000	薪金及津貼 Salaries and allowances 千港元 HK$'000	酌情花紅 Discretionary bonuses 千港元 HK$'000	退休金供款 Contribution to retirement benefit scheme 千港元 HK$'000	總額 Total 千港元 HK$'000
執行董事	**Executive directors**					
劉得還先生	Mr LAU Tak Wan	–	2,970	–	135	3,105
陳婉薇女士	Ms CHAN Yuen Mei, Pinky	–	1,201	–	56	1,257
尹楚輝先生	Mr WAN Chor Fai	–	1,365	–	53	1,418
麥漢佳先生	Mr MAK Hon Kai, Stanly	–	1,365	–	63	1,428
獨立非執行董事	**Independent non-executive directors**					
畢滌凡先生	Mr Barry John BUTTIFANT	100	–	–	–	100
廖毅榮先生	Mr LIU Ngai Wing	75	–	–	–	75
蔡玉蕃先生	Mr CHOI Yuk Fan	50	–	–	–	50
		225	6,901	–	307	7,433

11. 董事及高級行政人員酬金(續)

(a) 董事酬金(續)

於二零零七年三月三十一日本公司各董事之酬金如下：

11. DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS *(continued)*

(a) Directors' emoluments *(continued)*

The remuneration of each of the directors of the Company for the year ended 31 March 2007 is set out below:

董事姓名	Name of Director	袍金 Fees *千港元* *HK$'000*	薪金及津貼 Salaries and allowances *千港元* *HK$'000*	酬情花紅 Discretionary bonuses *千港元* *HK$'000*	退休金供款 Contribution to retirement benefit scheme *千港元* *HK$'000*	總額 Total *千港元* *HK$'000*
執行董事	Executive directors					
劉得還先生	Mr LAU Tak Wan	–	3,510	443	162	4,115
陳婉薇女士	Ms CHAN Yuen Mei, Pinky	–	1,201	253	56	1,510
尹楚輝先生	Mr WAN Chor Fai	–	1,300	300	50	1,650
麥漢佳先生	Mr MAK Hon Kai, Stanly	–	1,300	500	60	1,860
獨立非執行董事	Independent non-executive directors					
畢禮凡先生	Mr Barry John BUTTIFANT	100	–	–	–	100
廖毅榮先生	Mr LIU Ngai Wing	75	–	–	–	75
蔡毓藩先生	Mr CHOI Yuk Fan	50	–	–	–	50
		225	7,311	1,496	328	9,360

各董事於本年度概無放棄其任何酬金(二零零七年：零)。於本年度概無支付予各董事任何加盟酬金或失去董事職位之補償(二零零七年：零)。董事概無授予或行使任何購股權(二零零七年：零)。

No director waived any emoluments during the year (2007: Nil). No emolument was paid to any directors as inducement to join or as compensation for loss of office during the year (2007: Nil). No director has been granted or exercised any share option during the year (2007: Nil).

11. 董事及高級行政人員酬金(續) 11. DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS *(continued)*

(b) 五位最高薪人士 (b) Five highest paid individuals

本年度集團內五名最高薪酬人士包括四名(二零零七年：四名)董事，其酬金已載於上文分析。其餘一名(二零零七年：一名)最高薪人士之酬金分析如下：

The five individuals whose emoluments were the highest in the Group for the year include four (2007: four) directors whose emoluments are reflected in the analysis presented above. The emoluments paid and payable to the remaining one (2007: one) individual are as follows:

		二零零八 **2008** *千港元* ***HK$'000***	二零零七 2007 *千港元* *HK$'000*
基本薪金及其他津貼	Basic salaries and allowances	**741**	520
酌情花紅	Discretionary bonus	**83**	90
退休金供款	Pension scheme contribution	**12**	24
		836	634

酬金之組別如下：

The emoluments fell within the following band:

		人數 **Number of individual** 二零零八 **2008**	二零零七 2007
零 — 1,000,000港元	Nil — HK$1,000,000	**1**	1

於本年度內，五名最高薪人士(包括董事及其他員工)，並無獲付任何酬金作為加盟酬金或失去職位的補償(二零零七年：零)。

During the year, no emolument was paid to the five highest paid individuals (including directors and other employees) as inducement to join or as compensation for loss of office (2007: Nil).

12. 公積金計劃 12. PENSION SCHEMES

香港 Hong Kong

本集團實行兩項公積金界定供款計劃：職業退休計劃及強積金計劃予香港僱員。職業退休計劃及強積金計劃之資產與集團之資產分開持有，由獨立管理基金保管。

The Group has two defined contribution pension schemes, the ORSO Scheme and the MPF Scheme, for its employees in Hong Kong. The assets of the ORSO Scheme and the MPF Scheme are held separately from those of the Group under independently administered funds.

12. 公積金計劃*(續)*

香港*(續)*

在職業退休計劃下，本集團及各僱員分別按僱員薪金約百分之五及百分之五每月供款。僱員因終止合約而未能領取僱主之供款，本集團則利用此筆款項減低將來之供款水平。截至二零零八年三月三十一日止年度，在該計劃下，本集團以上述方式減低之供款約為零港元(二零零七年：58,000港元)。於二零零八年三月三十一日，在該計劃下，該筆未能領取之款項可用作減少來年本集團供款水平之款項約為49,000港元(二零零七年：9,000港元)。

在強積金計劃下，本集團及各僱員分別按僱員有關入息(按照強制性公積金計劃條例之定義)百分之五供款。本集團及僱員雙方之供款均為每月最高1,000港元。當強積金供款一經付予強積金計劃的認可信託人，有關供款即時悉數歸屬僱員。

中國

按照中國法例規定，集團為中國大陸僱員向國家資助退休計劃供款。在該計劃下，集團之僱員按其僱員每月有關入息(包括薪金、津貼及花紅)約5%供款，而集團按僱員每月有關入息約供款8-10%。除以上供款外，集團沒有額外支付實際退休金之責任及承擔。此國家資助退休計劃負責對退休僱員提供全部退休金。

加拿大

本集團需要為加拿大僱員按其所享之薪金，除了若干獲豁免的僱傭及福利外，向加拿大國家退休金計劃(CPP)每月供款。供款額按僱員月薪扣除基本豁免後之4.95%(二零零七年：4.95%)提取，但年度最高應納退休金收入為不多於343,000港元(相等於44,900加元)(二零零七年：294,000港元(相等於43,700加元))。

12. PENSION SCHEMES *(continued)*

Hong Kong *(continued)*

Under the ORSO Scheme, the Group and its employees make monthly contribution to the scheme of approximately 5% and 5%, respectively, of the employees' salary. The unvested benefits of employees who have terminated employment are utilised by the Group to reduce its future contributions. The unvested benefits so utilised under the scheme during the year ended 31 March 2008 amounted to HK$Nil (2007: HK$58,000), and the amount of unvested benefits as at 31 March 2008 that are available to reduce the Group's future contributions was approximately HK$49,000 (2007: HK$9,000).

Under the MPF Scheme, each of the Group and its employees makes monthly contributions to the scheme at 5% of the employee's relevant income, as defined in the Mandatory Provident Fund Scheme Ordinance. Both the Group's and the employee's contributions are subjected to a cap of HK$1,000 per month. The contributions are fully and immediately vested in the employees.

Mainland China

As stipulated by rules and regulations in Mainland China, the Group contributes to state-sponsored retirement plans for its employees in Mainland China. The Group's relevant employees make monthly contributions to the plans at approximately 5% of the relevant income (comprising salaries, allowances and bonus), while the Group makes monthly contributions at approximately 8 to 10% of such relevant income and has no further obligations for the actual payment of pensions beyond its contribution. The state-sponsored retirement plans are responsible for the entire pension obligations payable to retired employees.

Canada

The Group is required to make monthly contribution to the National Canada Pension Plan ("CPP") in respect of its employees in Canada based on the relevant employees' salaries, with the exceptions of certain excluded employment and benefits, at a rate of 4.95% (2007: 4.95%) of the employees' salaries subject to a maximum annual pensionable earnings of HK$343,000 (equivalent to CAD44,900) (2007: HK$294,000 (equivalent to CAD43,700)).

13. 公司權益持有人應佔溢利

本公司之權益持有人應佔溢利，按本公司財務報表盈利約為144,000港元(二零零七年：盈利為20,269,000港元)。

13. PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

The profit attributable to equity holders of the Company is dealt with in the financial statements of the Company to the extent of HK$144,000 (2007: HK$20,269,000).

14. 股息

14. DIVIDENDS

		二零零八 **2008** 千港元 ***HK$'000***	二零零七 2007 千港元 *HK$'000*
已派發中期股息每股0.01港元(二零零七年：0.01港元)*(附註(i))*	Interim, paid, of HK$0.01 (2007: HK$0.01) per share *(note (i))*	**3,038**	2,787
已派發二零零七年年度末期股息每股0.015港元*(附註(ii))*	2007 final, paid, of HK$0.015 per share *(note (ii))*	**385**	—
擬派末期股息每股0.0025港元(二零零七年：0.015港元)*(附註(iii))*	Final, proposed, of HK$0.0025 (2007: HK$0.015) per share *(note (iii))*	**761**	4,172
		4,184	6,959

附註：

(i) 於二零零七年十二月十二日舉行之會議上，董事擬派截至二零零七年九月三十日止六個月中期股息每普通股0.01港元，擬派中期股息總額3,038,000港元，於二零零八年一月七日繳付。

於二零零六年十二月，本公司宣佈中期股息為每股0.01港元。合資格股東可選擇收取股息方式，(i)以現金或(ii)以認股權證按每股0.40港元購買本公司每股面值0.10港元之普通股，按每七股配發一股認股權證。在此情況下，中期股息以(i)現金962,000港元及26,070,000股認股權證支付。

(ii) 於二零零七年七月二十七日舉行之會議上，董事建議派發末期股息每普通股0.015港元。於二零零七年三月三十一日，所有合資格股東均可獲得股息。於二零零七年七月二十七日至二零零七年八月二十四日期間，已有25,666,667股認股權証被行使，以認購25,666,667股公司之股份，行使價是每股0.40港元及0.50港元。因此截至二零零七年三月三十一日，需額外多付385,000港元末期股息。

(iii) 於二零零八年七月三十日舉行之會議上，董事建議派發末期股息每普通股0.25港仙。此項擬派股息並無於本財務報表中列作應付股息，惟將於截至二零零九年三月三十一日止年度列作保留盈餘分派。

Note:

(i) At a meeting held on 12 December 2007, the Company's directors declared an interim dividend of HK$0.01 per share, totalling HK$3,038,000, which was paid on 7 January 2008.

In December 2006, the Company's directors declared an interim dividend of HK$0.01 per share. Qualifying shareholders, at their options, could receive the dividend (i) in cash or (ii) in warrants to subscribe for ordinary shares of the Company of HK$0.1 each at HK$0.4 per share on the basis of one warrant for every seven shares held. In this connection, the interim dividend was settled by (i) cash of HK$962,000 and (ii) 26,070,000 warrants.

(ii) At a meeting held on 27 July 2007, the Company's directors proposed a final dividend of HK$0.015 per share for the year ended 31 March 2007. All qualifying shareholders as of 24 August 2007 will be entitled to these dividends. During the period from 27 July 2007 and 24 August 2007, 25,666,667 warrants were utilised to subscribe for 25,666,667 shares of the Company at a subscription price of HK$0.40 to HK$0.50 per share. Consequently, an additional dividend of HK$385,000 was paid during the year as part of the final dividend for the year ended 31 March 2007.

(iii) At a meeting held on 30 July 2008, the Company's directors proposed a final dividend of HK0.25 cent per share. This proposed dividend is not reflected as a dividend payable in these financial statements and will be reflected as an appropriation of retained profits for the year ending 31 March 2009.

15. 每股盈利 15. EARNINGS PER SHARE

(a) 基本 (a) Basic

每股基本盈利是根據年度本公司權益持有人應佔溢利除以公司發行普通股加權平均數數量。

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

		二零零八 **2008**	二零零七 2007
本公司權益持有人應佔溢利(千港元)	Profit attributable to equity holders of the Company *(HK$'000)*	**6,891**	10,994
普通股加權平均發行數量(千)	Weighted average number of ordinary shares in issue *('000)*	**299,149**	274,826
每股基本盈利(港仙每股)	Basic earnings per share *(HK cents per share)*	**2.30**	4.00

(b) 攤薄 (b) Diluted

計算每股攤薄盈利時，已對已發行普通股之加權平均數作出調整，以假設所有其攤薄潛力之未行使認股權證獲悉數轉換。計算乃根據尚未行使認股權證所附之認購權之貨幣值作出，用以釐訂原應以公平值(釐訂為本公司股份之每年平均股價)收購之股份之數目。上文所計算之股份數目乃與假設認股權證獲行使而已發行之股份數目作比較。

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all the Company's outstanding warrants. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding warrants. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the warrants.

		二零零八 **2008**	二零零七 2007
本公司權益持有人應佔溢利(千港元)	Profit attributable to equity holders of the Company *(HK$'000)*	**6,891**	10,994
普通股加權平均發行數量(千)	Weighted average number of ordinary shares in issue *('000)*	**299,149**	274,826
認股權證調整(千)	Adjustments for warrants *('000)*	**5,688**	769
用以計算每股攤薄盈利之加權平均數數量(千)	Weighted average number of ordinary shares for diluted earnings per share *('000)*	**304,837**	275,595
每股攤薄盈利(港仙每股)	Diluted earnings per share *(HK cents per share)*	**2.26**	3.99

16. 商譽

16. GOODWILL

		二零零八 2008 千港元 HK$'000	二零零七 2007 千港元 HK$'000
成本	Cost		
於四月一日	As at 1 April	**25,235**	24,811
收購附屬公司	Acquisition of subsidiaries	**–**	239
滙兌差額	Exchange differences	**3,359**	185
出售附屬公司	Disposal of subsidiaries	**(239)**	–
於三月三十一日	As at 31 March	**28,355**	25,235
累計攤銷	Accumulated impairment losses		
於四月一日	As at 1 April	**(156)**	–
減值損失	Impairment losses	**–**	(156)
於三月三十一日	As at 31 March	**(156)**	(156)
賬面淨值	Net book amount	**28,199**	25,079

商譽之減值測試

Impairment tests for goodwill

商譽乃根據國家/營運地區及業務分部確認之本集團現金產生單位分配。

Goodwill is allocated to the Group's cash-generating units identified according to country/place of operation and business segment.

商譽分配之分部概要呈列如下：

A segment-level summary of the allocation of goodwill is presented below.

		二零零八 2008			二零零七 2007		
		電子元器件 Electronic Components 千港元 HK$'000	個人電腦及數碼產品 PC and Digital Products 千港元 HK$'000	總額 Total 千港元 HK$'000	電子元器件 Electronic Components 千港元 HK$'000	個人電腦及數碼產品 PC and Digital Products 千港元 HK$'000	總額 Total 千港元 HK$'000
加拿大	Canada	**–**	**28,199**	**28,199**	–	24,840	24,840
日本	Japan	**–**	**–**	**–**	239	–	239
		–	**28,199**	**28,199**	239	24,840	25,079

就減值檢討而言，商譽的可收回金額根據使用價值計算。使用價值計算乃使用管理層就減值檢討而批准的涵蓋五年期間財政預算的現金流量預測。

For the purposes of impairment reviews, the recoverable amount of goodwill is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management for the purposes of impairment reviews covering a five-year period.

16. 商譽(續)

價值計算方法之主要假設如下：

16. GOODWILL (continued)

The key assumptions used for value-in-use calculations are as follows:

		加拿大運作 Canada operations	日本運作 Japan operations
毛利率	Gross margin	7.7%	9.3%
增長率	Growth rate	2.5%	5.0%
折現率	Discount rate	7.5%	5.0%

預算的毛利率乃管理層根據過往表現及其對市場發展的期望而釐定。所使用的增長率大致上符合及不超過行業預測增長率。所使用的每年貼現率均為除稅前，並反映貨幣時值的市場評估及有關行業的特別風險。管理層已考慮上述假設及估值，並已計及日後的業務擴充計劃。管理層相信，上述主要假設中的任何合理可預見變動並不會令商譽的賬面值超過可收回的金額。於釐定現金流量預測所採用的主要假設時須作出判斷，而主要假設的任何變動均可對該等現金流量預測造成重大影響。

The budgeted gross margins were determined by management based on past performance and its expectation for market development. The growth rates used are largely consistent and do not exceed the industry growth forecast. The annual discount rates are before tax and reflect market assessments of the time value and the specific risks relating to the relevant segment. Management has considered the above assumptions and valuation and has also taken into account the business expansion plan going forward. Management believes that any reasonably foreseeable change in any of the above key assumptions would not cause the carrying amount of goodwill to exceed the recoverable amount. Judgment is required to determine key assumptions adopted in the cash flow projections and the changes to key assumptions can significantly affect these cash flow projections.

於二零零七年，由於決定停止Daiwa Microtech Limited的營運，因購買該附屬權益產生的156,000港元，將確認為商譽耗蝕損失。

During 2007, impairment losses of HK$156,000 were recognised in respect of goodwill arising from acquisition of the interests in Daiwa Microtech Limited following a decision to close down the relevant operations.

17. 物業、機器及設備

集團

17. PROPERTY, PLANT AND EQUIPMENT

Group

		樓宇 Buildings 千港元 HK$'000	廠房設備及機器 Plant and machinery 千港元 HK$'000	裝修、傢俬、裝置及設備 Leasehold improvements, furniture, fixtures and equipment 千港元 HK$'000	汽車 Motor vehicles 千港元 HK$'000	模具及工具 Moulds and tooling 千港元 HK$'000	在建工程 Construction-in-progress 千港元 HK$'000	總計 Total 千港元 HK$'000
於二零零七年四月一日	At 1 April 2007							
成本	Cost	75,457	129,857	39,270	6,216	17,325	22,647	**290,772**
累計折舊及耗蝕	Accumulated depreciation and impairment	(11,534)	(70,704)	(20,447)	(4,036)	(5,898)	–	**(112,619)**
賬面淨值	Net book amount	63,923	59,153	18,823	2,180	11,427	22,647	**178,153**

17. 物業、機器及設備（續） 17. PROPERTY, PLANT AND EQUIPMENT *(continued)*

集團（續） **Group** *(continued)*

		樓宇 Buildings 千港元 HK$'000	廠房設備及機器 Plant and machinery 千港元 HK$'000	裝修、傢俬、裝置及設備 Leasehold improvements, furniture, fixtures and equipment 千港元 HK$'000	汽車 Motor vehicles 千港元 HK$'000	模具及工具 Moulds and tooling 千港元 HK$'000	在建工程 Construction-in-progress 千港元 HK$'000	總計 Total 千港元 HK$'000
二零零八年三月三十一日止年度	**Year ended 31 March 2008**							
期初賬面淨值	Opening net book amount	**63,923**	**59,153**	**18,823**	**2,180**	**11,427**	**22,647**	**178,153**
匯兌差額	Exchange differences	**248**	**218**	**152**	**51**	**72**	**–**	**741**
添置	Additions	**2,003**	**11,955**	**4,454**	**215**	**3,508**	**20,868**	**43,003**
收購附屬公司	Transferred from construction-in-progress	**43,515**	**–**	**–**	**–**	**–**	**(43,515)**	**–**
在建工程轉撥	Disposals	**(208)**	**(5)**	**(151)**	**(155)**	**–**	**–**	**(519)**
出售	Disposal of subsidiaries	**(864)**	**(6,108)**	**(495)**	**(103)**	**(2,147)**	**–**	**(9,717)**
折舊	Depreciation	**(1,699)**	**(9,589)**	**(2,728)**	**(381)**	**(2,720)**	**–**	**(17,117)**
期末賬面淨值	Closing net book amount	**106,918**	**55,624**	**20,055**	**1,807**	**10,140**	**–**	**194,544**
於二零零八年三月三十一日	**At 31 March 2008**							
成本	Cost	**119,948**	**131,321**	**42,070**	**6,032**	**17,583**	**–**	**316,954**
累計折舊及耗蝕	Accumulated depreciation and impairment	**(13,030)**	**(75,697)**	**(22,015)**	**(4,225)**	**(7,443)**	**–**	**(122,410)**
賬面淨值	*Net book amount*	**106,918**	**55,624**	**20,055**	**1,807**	**10,140**	**–**	**194,544**
於二零零六年四月一日	**At 1 April 2006**							
成本	Cost	67,687	116,147	35,644	6,177	9,877	7,862	243,394
累計折舊及耗蝕	Accumulated depreciation and impairment	(10,309)	(61,926)	(18,288)	(3,708)	(3,501)	–	(97,732)
賬面淨值	Net book amount	57,378	54,221	17,356	2,469	6,376	7,862	145,662
二零零七年三月三十一日止年度	**Year ended 31 March 2007**							
期初賬面淨值	Opening net book amount	57,378	54,221	17,356	2,469	6,376	7,862	145,662
匯兌差額	Exchange differences	(20)	(52)	27	2	(30)	–	(73)
添置	Additions	–	7,597	3,153	187	5,528	22,113	38,578
在建工程轉撥	Transferred from construction-in-progress	7,328	–	–	–	–	(7,328)	–
出售	*Disposals*	(232)	(14)	(88)	(280)	–	–	(614)
購入附屬公司	Acquisition of a subsidiary	748	6,278	637	232	1,950	–	9,845
折舊	Depreciation	(1,279)	(8,877)	(2,262)	(430)	(2,397)	–	(15,245)
期末賬面淨值	Closing net book amount	63,923	59,153	18,823	2,180	11,427	22,647	178,153
於二零零七年三月三十一日	**At 31 March 2007**							
成本	Cost	75,457	129,857	39,270	6,216	17,325	22,647	290,772
累計折舊及耗蝕	*Accumulated depreciation and impairment*	(11,534)	(70,704)	(20,447)	(4,036)	(5,898)	–	(112,619)
賬面淨值	Net book amount	63,923	59,153	18,823	2,180	11,427	22,647	178,153

17. 物業、機器及設備(續)

17. PROPERTY, PLANT AND EQUIPMENT *(continued)*

樓宇賬面淨值分析如下：

Net book value of the buildings is analysed as follows:

		集團 Group 二零零八 2008 千港元 HK$'000	二零零七 2007 千港元 HK$'000
位於香港：	In Hong Kong held on:		
10-50年之租約	Leases of between 10 to 50 years	**6,187**	6,365
位於香港以外地區：	Outside Hong Kong held on:		
10-50年之租約	Leases of between 10 to 50 years	**99,647**	56,542
50年以上之租約	Leases of over 50 years	**1,084**	1,016
		106,918	63,923

折舊開支其中7,651,000港元(二零零七年：7,747,000港元)在銷售成本記賬及9,466,000港元(二零零七年：7,498,000港元)在一般及行政開支記賬。

Depreciation expense of HK$7,651,000 (2007: HK$7,747,000) has been charged in the cost of sales and HK$9,466,000 (2007: HK$7,498,000) has been included in general and administrative expenses.

於二零零八年三月三十一日，本集團融資租約之廠房設備及機器賬面淨值約為1,834,390港元(二零零七年：8,164,000港元)。

At 31 March 2008, the Group had plant and machinery with net book value of approximately HK$1,834,390 (2007: HK$8,164,000) held under finance leases.

18. 租賃土地及土地使用權 18. LEASEHOLD LAND AND LAND USE RIGHTS

集團的租賃土地及土地使用權為預付營運租賃付款，賬面淨值分析如下：

The Group's interests in leasehold land and land use rights represent prepaid operating lease payments and their net book amounts are analysed as follows:

		集團 Group	
		二零零八 2008 千港元 HK$'000	二零零七 2007 千港元 HK$'000
期初賬面淨值	Opening net book amount	**25,376**	26,093
滙兑差額	Exchange differences	**23**	—
添置	Additions	**544**	180
攤銷	Amortisation	**(649)**	(652)
出售	Disposals	**(86)**	(245)
期末賬面淨值	Closing net book amount	**25,208**	25,376
地區分析：	Geographical analysis:		
位於香港：	In Hong Kong held on:		
10-50年之租約	Leases of between 10 to 50 years	**7,865**	8,110
位於香港以外地區：	Outside Hong Kong held on:		
10-50年之租約	Leases of between 10 to 50 years	**17,145**	17,066
50年以上之租約	Leases of over 50 years	**198**	200
		25,208	25,376

預付經營租約款項攤銷已包括在綜合損益表的一般及行政費用。

Amortisation of prepaid operating lease payments has been included in general and administrative expenses.

19. 附屬公司投資 19. INVESTMENTS IN SUBSIDIARIES

		公司 Company	
		二零零八 2008 千港元 HK$'000	二零零七 2007 千港元 HK$'000
非上市股份，按成本價	Unlisted shares, at cost	**44,715**	44,715
減：累計耗蝕虧損	*Less:* Accumulated impairment losses	**(10,677)**	(10,677)
		34,038	34,038

19. 附屬公司投資(續)

19. INVESTMENTS IN SUBSIDIARIES *(continued)*

本公司之主要附屬公司資料如下：

Particulars of significant subsidiaries:

公司 Company	註冊成立/設立地點 Place of incorporation/ establishment	主要經營地點 Principal place of operation	已發行及繳足股本 Issued and fully paid up share capital	所持股權百分比 Percentage of equity interest held	法定實體類別 Type of legal entity	主要業務 Principal activities
直接持有權益 — Interests held directly –						
Daiwa BVI Limited	英屬處女群島 British Virgin Islands	英屬處女群島 British Virgin Islands	10,000美元 US$10,000	100%	有限責任公司 Limited liability company	投資控股 Investment holdings
間接持有權益 — Interests held indirectly –						
中聯電子有限公司 Chiasso Inc.	英屬處女群島 British Virgin Islands	中國 Mainland China	2美元 US$2	100%	有限責任公司 Limited liability company	加工製造 Sub-contract manufacturing
台和商事有限公司 Daiwa Associate Ltd	英屬處女群島 British Virgin Islands	香港 Hong Kong	2美元 US$2	100%	有限責任公司 Limited liability company	投資控股 Investment holdings
Elite Century Holdings Ltd	英屬處女群島 British Virgin Islands	香港 Hong Kong	2,500,000美元 US$2,500,000	100%	有限責任公司 Limited liability company	投資控股 Investment holdings
恆權集團有限公司 Cosmos Power Holdings Ltd	香港 Hong Kong	香港 Hong Kong	10,000港元 HK$10,000	100%	有限責任公司 Limited liability company	投資控股 Investment holdings
新柏電子有限公司 Cypress Distribution Limited	香港 Hong Kong	香港 Hong Kong	2港元 HK$2	100%	有限責任公司 Limited liability company	製造電子消費產品 Manufacture of consumer electronics
新柏電子工業有限公司 Cypress Electronics Limited	香港 Hong Kong	香港 Hong Kong	2港元 HK$2	100%	有限責任公司 Limited liability company	製造電子消費產品 Manufacture of consumer electronics
台和商事(中國)有限公司 Daiwa Associate (China) Limited	香港 Hong Kong	香港 Hong Kong	2港元 HK$2	100%	有限責任公司 Limited liability company	持有物業 Property holdings

19. 附屬公司投資(續) 19. INVESTMENTS IN SUBSIDIARIES *(continued)*

公司 Company	註冊成立／設立地點 Place of incorporation/ establishment	主要經營地點 Principal place of operation	已發行及繳足股本 Issued and fully paid up share capital	所持股權百分比 Percentage of equity interest held	法定實體類別 Type of legal entity	主要業務 Principal activities
間接持有權益 － (續) **Interests held indirectly – *(continued)***						
台和企業有限公司 Daiwa Associate (H.K.) Limited	香港 Hong Kong	香港 Hong Kong	普通股100港元 Ordinary shares HK$100 無投票權遞延股份 3,000,000港元 *(附註(ii))* Non-voting deferred shares HK$3,000,000 *(note (ii))*	100%	有限責任公司 Limited liability company	管理及行政服務 Management and administrative service
台和電子有限公司 Daiwa Distribution Limited	香港 Hong Kong	香港 Hong Kong	5,000,000港元 HK$5,000,000	100%	有限責任公司 Limited liability company	電子元器件經銷 Distribution of electronic components
台和電氣有限公司 Daiwa Electronic Ltd.	香港 Hong Kong	香港 Hong Kong	10,000港元 HK$10,000	100%	有限責任公司 Limited liability company	投資控股 Investment holdings
台和工業有限公司 Daiwa Industrial Limited	香港 Hong Kong	香港 Hong Kong	5,000港元 HK$5,000	100%	有限責任公司 Limited liability company	投資控股 Investment holdings
台和聯科有限公司 Daiwa Interconnect Ltd.	香港 Hong Kong	香港 Hong Kong	1,000港元 HK$1,000	100%	有限責任公司 Limited liability company	電子元器件經銷 Distribution of electronic components
台和製造有限公司 Daiwa Manufacturing Limited	香港 Hong Kong	香港 Hong Kong	4港元 HK$4	100%	有限責任公司 Limited liability company	製造電子元器件及合約電子專業生產服務 Manufacture of electronic components and manufacturing services of electronic products
台和精準工業有限公司 Daiwa Precision Industrial Ltd	香港 Hong Kong	香港 Hong Kong	10,000港元 HK$10,000	100%	有限責任公司 Limited liability company	物料採購 Procurement of materials
台和資源有限公司 Daiwa Resources Limited	香港 Hong Kong	香港 Hong Kong	5,000港元 HK$5,000	100%	有限責任公司 Limited liability company	投資控股 Investment holdings
台和電腦有限公司 Daiwa System Limited	香港 Hong Kong	香港 Hong Kong	4港元 HK$4	100%	有限責任公司 Limited liability company	電腦元器件貿易 Trading of computer components

19. 附屬公司投資(續) 19. INVESTMENTS IN SUBSIDIARIES *(continued)*

公司 Company	註冊成立/設立地點 Place of incorporation/ establishment	主要經營地點 Principal place of operation	已發行及繳足股本 Issued and fully paid up share capital	所持股權百分比 Percentage of equity interest held	法定實體類別 Type of legal entity	主要業務 Principal activities
間接持有權益 — (續) **Interests held indirectly — *(continued)***						
台和貿易(廣東)有限公司 Daiwa Trading (Guangdong) Ltd	香港 Hong Kong	香港 Hong Kong	4港元 HK$4	100%	有限責任公司 Limited liability company	投資控股 Investment holdings
台和遠光塑膠製品有限公司 Daiwa Yuen Kwong Plastic Manufacturing Ltd	香港 Hong Kong	香港 Hong Kong	4,333,333港元 HK$4,333,333	70%	有限責任公司 Limited liability company	投資控股 Investment holdings
Imtec Components Ltd.	香港 Hong Kong	香港 Hong Kong	10,000港元 HK$10,000	100%	有限責任公司 Limited liability company	投資控股 Investment holdings
宏立科技有限公司 Maxiworld Microtech Ltd.	香港 Hong Kong	香港 Hong Kong	800,000港元 HK$800,000	100%	有限責任公司 Limited liability company	電子元器件經銷 Distribution of electronic components
合益電業有限公司 Unity Electrical Industrial Ltd.	香港 Hong Kong	香港 Hong Kong	2,000,000港元 HK$2,000,000	95%	有限責任公司 Limited liability company	製造及經銷電線產品 Manufacture of electric wire
精準合益(東莞)電線有限公司 Unity Precision Electrical Ltd	香港 Hong Kong	香港 Hong Kong	2港元 HK$2	100%	有限責任公司 Limited liability company	電線貿易及製造 Trading and manufacture of electric wire
宏標殷達電子有限公司 Vastpoint Imtec Electronics Ltd	香港 Hong Kong	香港 Hong Kong	100港元 HK$100	100%	有限責任公司 Limited liability company	電子元器件經銷 Distribution of electronic components
北京台和宏標電子技術有限公司 Beijing Daiwa Vastpoint Electronics Technology Ltd.	中國 Mainland China	中國 Mainland China	註冊資本500,000人民幣 Registered capital RMB500,000	100%	外商全資擁有公司 Wholly foreign-owned enterprise	電子元器件經銷 Distribution of electronic components
中信電子(河源)有限公司 China Faith Electronics (Heyuan) Ltd.	中國 Mainland China	中國 Mainland China	註冊資本1,200,000美元 Registered capital US$1,200,000	100%	外商全資擁有公司 Wholly foreign-owned enterprise	製造電子消費產品 Manufacture of consumer electronics
東莞宇宙電子有限公司 Dongguan Cosmos Electronics Ltd.	中國 Mainland China	中國 Mainland China	註冊資本人民幣2,000,000元 Registered capital RMB2,000,000	100%	外商全資擁有公司 Wholly foreign-owned enterprise	電子專業生產服務 Contract electronic manufacture service

19. 附屬公司投資(續) 19. INVESTMENTS IN SUBSIDIARIES *(continued)*

公司 Company	註冊成立/設立地點 Place of incorporation/ establishment	主要經營地點 Principal place of operation	已發行及繳足股本 Issued and fully paid up share capital	所持股權百分比 Percentage of equity interest held	法定實體類別 Type of legal entity	主要業務 Principal activities
間接持有權益－(續) **Interests held indirectly –** *(continued)*						
台和元器件(上海)有限公司 Daiwa Component (Shanghai) Ltd.	中國 Mainland China	中國 Mainland China	註冊資本200,000美元 Registered capital US$200,000	100%	外商全資擁有公司 Wholly foreign-owned enterprise	電子元器件經銷 Distribution of electronic components
台和元器件(深圳)有限公司 Daiwa Component (Shenzhen) Ltd.	中國 Mainland China	中國 Mainland China	註冊資本2,000,000港元 Registered capital HK$2,000,000	100%	外商港外全資擁有公司 Wholly foreign-owned enterprise	電子元器件經銷 Distribution of electronic components
台和電子(河源)有限公司 Daiwa Electronics (Heyuan) Co. Ltd.	中國 Mainland China	中國 Mainland China	註冊資本3,600,000美元 Registered capital US$3,600,000	100%	外商港外全資擁有公司 Wholly foreign-owned enterprise	合約電子專業生產服務及製造電子消費產品 Contract electronic manufacture service and manufacture of consumer electronics
台和遠光實業(河源)有限公司 Daiwa Yuen Kwong Industrial (Heyuan) Ltd.	中國 Mainland China	中國 Mainland China	註冊資本1,820,000美元 Registered capital US$1,820,000	70%	中外合資企業 Sino-foreign equity joint venture	製造塑膠部件 Manufacture of plastic parts
台和(肇慶)電子工業有限公司 Daiwa (Zhaoqing) Electronics Industrial Limited	中國 Mainland China	中國 Mainland China	註冊資本3,384,000美元 Registered capital US$3,384,000	100%	外商全資擁有公司 Wholly foreign-owned enterprise	製造電子元器件 Manufacture of electronic components
東莞偉華半導體有限公司 Dongguan Wafer Semi-Conductor Co., Ltd.	中國 Mainland China	中國 Mainland China	註冊資本71,712,000港元 Registered capital HK$71,712,000	100%	外商全資擁有公司 Wholly foreign-owned enterprise	製造電子元器件 Manufacture of electronic components
合益實業(河源)有限公司 Unity Industrial (Heyuan) Ltd.	中國 Mainland China	中國 Mainland China	註冊資本1,550,000美元 Registered capital US$1,550,000	100%	外商全資擁有公司 Wholly foreign-owned enterprise	製造電線產品 Manufacture of electric wire
精準合益(東莞)電線有限公司 Unity Precision (Dongguan) Electrical Ltd.	中國 Mainland China	中國 Mainland China	註冊資本1,477,000港元 Registered capital HK$1,477,000	100%	外商全資擁有公司 Wholly foreign-owned enterprise	製造電線 Manufacture of electric wire

19. 附屬公司投資(續) 19. INVESTMENTS IN SUBSIDIARIES *(continued)*

公司 Company	註冊成立/設立地點 Place of incorporation/ establishment	主要經營地點 Principal place of operation	已發行及繳足股本 Issued and fully paid up share capital	所持股權百分比 Percentage of equity interest held	法定實體類別 Type of legal entity	主要業務 Principal activities
間接持有權益 — *(續)* Interests held indirectly — *(continued)*						
宏標駿達電子(深圳)有限公司 Vastpoint Imtec Electronics (SZ) Ltd.	中國 Mainland China	中國 Mainland China	註冊資本2,000,000港元 Registered capital HK$2,000,000	100%	外商全資擁有公司 Wholly foreign-owned enterprise	電子元器件經銷 Distribution of electronic components
雲浮市台和電子有限公司 Yun Fu Daiwa Electronic Ltd.	中國 Mainland China	中國 Mainland China	註冊資本500,000人民幣 Registered capital RMB500,000	100%	外商全資擁有公司 Wholly foreign-owned enterprise	電子元器件經銷 Distribution of electronic components
雲浮市中信電子有限公司 Yun Fu China Faith Limited	中國 Mainland China	中國 Mainland China	註冊資本935,000美元 Registered capital US$935,000	100%	外商全資擁有公司 Wholly foreign-owned enterprise	製造及經銷電子元器件 Manufacture and trading of electronic components
Daiwa Distribution (Alberta) Inc.	加拿大亞伯達省 Alberta, Canada	加拿大 Canada	120加元 CAN$120	100%	有限責任公司 Limited liability company	銷售及分銷電腦產品及電子產品 Sales and distribution of computer goods and electronic goods
Daiwa Distribution (B.C.) Inc.	加拿大英屬哥倫比亞 British Columbia, Canada	加拿大 Canada	300,000加元 CAN$300,000	100%	有限責任公司 Limited liability company	銷售及分銷電腦產品及電子產品 Sales and distribution of computer goods and electronic goods
Daiwa Distribution (Nova Scotia) Inc.	加拿大新斯科舍亞省 Nova Scotia, Canada	加拿大 Canada	100加元 CAN$100	100%	有限責任公司 Limited liability company	銷售及分銷電腦產品及電子產品 Sales and distribution of computer goods and electronic goods
Daiwa Distribution (Ontario) Inc.	加拿大安大略省 Ontario, Canada	加拿大 Canada	700,000加元 CAN$700,000	100%	有限責任公司 Limited liability company	銷售及分銷電腦產品及電子產品 Sales and distribution of computer goods and electronic goods

19. 附屬公司投資(續) 19. INVESTMENTS IN SUBSIDIARIES (continued)

公司 Company	註冊成立/設立地點 Place of incorporation/ establishment	主要經營地點 Principal place of operation	已發行及繳足股本 Issued and fully paid up share capital	所持股權百分比 Percentage of equity interest held	法定實體類別 Type of legal entity	主要業務 Principal activities
間接持有權益 — Interests held indirectly — (continued)						
Daiwa Holdings Inc.	加拿大安大略省 Ontario, Canada	加拿大 Canada	223,015加元 CAN$223,015	100%	有限責任公司 Limited liability company	投資控股 Investment holdings
Daiwa Precision Industrial Ltd.	加拿大安大略省 Ontario, Canada	加拿大 Canada	1加元 CAN$1	100%	有限責任公司 Limited liability company	投資控股 Investment holdings
Daiwa Semitron Supplies (Canada) Inc.	加拿大安大略省 Ontario, Canada	加拿大 Canada	1加元 CAN$1	100%	有限責任公司 Limited liability company	銷售及分銷電腦貨品及電子貨品 Sales and distribution of computer goods and electronic goods
Westpac Holdings Inc.	加拿大安大略省 Ontario, Canada	加拿大 Canada	1加元 CAN$1	100%	有限責任公司 Limited liability company	持有物業 Property holdings
Westpac Technology Inc.	加拿大安大略省 Ontario, Canada	加拿大 Canada	1加元 CAN$1	100%	有限責任公司 Limited liability company	投資控股 Investment holdings

附註：

(i) 上表所列本公司之附屬公司，乃本公司董事會及本集團管理層認為與本集團本年度業績有重要貢獻，或持有本集團大部份資產之附屬公司。若盡錄其他附屬公司之資料，董事會認為將過於冗長。

(ii) 無投票權遞延股份沒有投票權及在清算時未能享有分配，除非普通股股東已獲分配合計100,000,000,000,000港元。

(iii) 截至二零零八年三月三十一日止年度各附屬公司均無任何已發行之借貸資本。

Notes:

(i) The above list includes the subsidiaries of the Company which, in the opinion of the Company's directors and the Group's management, principally contributed the results or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would result in particulars of excessive length.

(ii) The non-voting deferred shares have no voting rights, are not entitled to any distributions upon winding up unless a sum of HK$100,000,000,000,000 has been distributed to the holders of ordinary shares.

(iii) None of the subsidiaries had any loan capital in issue at any time during the year ended 31 March 2008.

20. 共同控制實體權益

20. INTEREST IN A JOINTLY CONTROLLED ENTITY

		集團 Group 二零零八 2008 千港元 HK$'000	二零零七 2007 千港元 HK$'000
賬面淨值	Net book amount	**1**	1

集團享有以下於中國成立及營運之共同控制實體之權益：

The Group has interests in the following jointly controlled entity which is established and operating in Mainland China:

名稱 Name	企業性質 Nature of entity	主要業務 Principal activities	擁有權 Ownership interest	投票權 Voting power	盈利╱虧損分攤 Profit/loss sharing
肇慶台和南方元器件精密工業有限公司 Daiwa (Southern) Precision Industrial Limited	中外合資企業 Sino-Foreign cooperative joint venture enterprise	製造電子元器件及從2005年開始不活躍 Manufacturing of electronic components, and became inactive since 2005	60%	60%	60%

21. 聯營公司權益

21. INTEREST IN AN ASSOCIATED COMPANY

		集團 Group 二零零八 2008 千港元 HK$'000	二零零七 2007 千港元 HK$'000
期初	Beginning of the year	**–**	–
增添(附註)	Addition *(note)*	**2,519**	–
應佔損失	Share of loss	**(2,519)**	–
期末	End of the year	**–**	–

21. 聯營公司權益(續)

21. INTEREST IN AN ASSOCIATED COMPANY *(continued)*

集團享有以下於日本成立及營運之聯營公司之權益：

The Group has interests in the following associated company which is a limited liability company established and operating in Japan:

名稱 **Name**	已發行及繳足資本 **Issued and fully paid up capital**	股本權益擁有百分比擁有權 **Percentage of equity interest held**	主要業務 **Principal activity**
大和音響株式會社 Daiwa Sound Company Limited	23,400,000日圓 YEN23,400,000	47%	銷售及製造喇叭擊動元部件及元器件 Trading and manufacturing of speaker elements and components

附註

於二零零八年二月一日，本集團擁有大和音響株式會社的權益的52%減至47%，因此此項投資重新分類為聯營公司。

Note

On 1 February 2008, the Group's equity interest in Daiwa Sound Company Limited decreased from 52% to 47%. Accordingly, the investment has been reclassified as an associated company to the Group.

22. 可供出售財務資產 22. AVAILABLE-FOR-SALE FINANCIAL ASSETS

		集團 Group 二零零八 2008 千港元 HK$'000	二零零七 2007 千港元 HK$'000
於四月一日	At 1 April	**4,340**	141
收購附屬公司	Acquisition of subsidiaries	**–**	3,010
新增	Additions	**–**	247
滙兌差額	Exchange differences	**695**	(104)
重估(虧損)/盈餘記賬入權益	Revaluation (deficit)/surplus credited to equity	**(61)**	1,046
出售附屬公司	Disposal of subsidiaries *(Note 36(d))*	**(4,655)**	–
於三月三十一日	At 31 March	**319**	4,340

可供出售財務資產包括： Available-for-sale financial assets include the following:

		集團 Group 二零零八 2008 千港元 HK$'000	二零零七 2007 千港元 HK$'000
上市證券：	Listed securities:		
— 股權證券 — 日本，以日圓為單位	– Equity securities — Japan, denominated in Japanese Yen	**–**	4,126
— 股權證券 — 香港，以港元為單位	– Equity securities — Hong Kong, denominated in Hong Kong dollars	**319**	214
		319	4,340
上市證券市場價值	Market value of listed securities	**319**	4,340

23. 存貨 23. INVENTORIES

		集團 Group	
		二零零八 **2008** *千港元* ***HK$'000***	二零零七 2007 *千港元* *HK$'000*
商品存貨	Trading merchandise	**124,048**	119,314
原料	Raw materials	**82,495**	92,123
在製品	Work-in-progress	**18,205**	21,749
製成品	Finished goods	**13,826**	23,567
		238,574	256,753

庫存成本確為費用及包括在綜合損益表銷售成本中約1,622,851,000港元(二零零七年：1,425,215,000港元)。

The cost of inventories recognised as expenses and included in cost of sales in the consolidated income statement amounted to approximately HK$1,622,851,000 (2007: HK$1,425,215,000).

庫存減值為6,220,000港元(二零零七年：3,959,000港元)，已包括於綜合損益表銷售成本中。

Write-down of inventories amounted to HK$6,220,000 (2007: HK$3,959,000), which have been included in cost of sales in the consolidated income statement.

存貨136,771,000港元(二零零七年：113,579,000港元)以銀行信託收據貸款安排而取得*(附註27)*。

Inventories amounting to HK$136,771,000 (2007: HK$113,579,000) were held under the trust receipts bank loan arrangements *(Note 27)*.

24. 應收營業賬項及應收票據 24. TRADE AND NOTES RECEIVABLES

		集團 Group	
		二零零八 **2008** *千港元* ***HK$'000***	二零零七 2007 *千港元* *HK$'000*
應收營業賬項	Trade receivables	**162,349**	178,780
減：應收營業賬項耗蝕準備	*Less:* provision for impairment	**(1,973)**	(1,612)
		160,376	177,168
應收票據	Notes receivable	**25,213**	–
		185,589	177,168

24. 應收營業賬項及應收票據(續) 24. TRADE AND NOTES RECEIVABLES *(continued)*

附註： *Note:*

(a) 應收營業賬項按以下貨幣入賬：

(a) Trade receivables are denominated in the following currencies:

		集團 Group 二零零八 2008 千港元 HK$'000	二零零七 2007 千港元 HK$'000
港元	Hong Kong dollars	**55,412**	52,633
人民幣	Chinese Renminbi	**41,429**	35,325
美元	United States dollars	**38,400**	43,779
加拿大元	Canadian dollars	**27,108**	30,296
日圓	Japanese Yen	**–**	16,747
		162,349	178,780

應收營業賬項面值與其公平值相若。

The carrying amounts of trade receivables approximate their fair values.

應收營業賬項並無集中的信貸風險，因為本集團有眾多客戶，遍佈不同地點。

There is no concentration of credit risk with respect to trade receivables as there are a large number of widely dispersed customers.

本集團之大部份銷售為記賬交易，賬期一般由三十天至九十天。應收營業賬項之賬齡分析如下：

Majority of the Group's sales are made on open account, with credit terms generally ranging from 30 days to 90 days. The ageing analysis of trade receivables is as follows:

		集團 Group 二零零八 2008 千港元 HK$'000	二零零七 2007 千港元 HK$'000
少於六十天	Less than 60 days	**107,794**	140,295
六十天至一百一十九天	60 days to 119 days	**40,041**	30,482
超過一百二十天	Over 120 days	**14,514**	8,003
		162,349	178,780

24. 應收營業賬項*(續)*

附註：（續）

(a) 應收營業賬項按以下貨幣入賬：*(續)*

於二零零八年三月三十一日，應收營業賬項乃64,339,000港元(二零零七年：61,195,000)經已逾期但並無減值。此等款項涉及多個最近沒有拖欠還款紀錄的獨立客戶。此等貿易應收款的賬齡分析如下：

24. TRADE AND NOTES RECEIVABLES *(continued)*

Note: (continued)

(a) Trade receivables are denominated in the following currencies: *(continued)*

As of 31 March 2008, trade receivables approximately of HK$64,339,000 (2007: HK$61,195,000) were past due but not considered to be impaired because these mainly relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

		集團 Group	
		二零零八 2008 千港元 HK$'000	二零零七 2007 千港元 HK$'000
少於六十天	Less than 60 days	**30,660**	46,672
六十天至一百一十九天	60 days to 119 days	**21,410**	9,731
超過一百二十天	Over 120 days	**12,269**	4,792
		64,339	61,195

並無逾期或減值的應收營業賬項的信貸質量乃透過參考有關對手方拖欠比率的過往資料進行評估。現有對手方過往並無拖欠。

The credit quality of trade receivables neither past due nor impaired has been assessed by reference to historical information about the counterparty default rates. The existing counterparties do not have significant defaults in the past.

於二零零八年三月三十一日，應收營業賬項2,245,000港元(二零零七年：3,211,000)經已減值。於二零零八年三月三十一日，撥備金額為1,973,000港元(二零零七年：1,612,000港元)。個別減值的應收款主要來自處於預料以外經濟困境中的客戶。估計部份應收款預計將可收回。此等應收款的賬齡如下：

As of 31 March 2008, trade receivables of approximately HK$2,245,000 (2007: HK$3,211,000) were impaired. The amount of the provision was HK$1,973,000 as of 31 March 2008. (2007: HK$1,612,000). The individually impaired receivables mainly relate to customers, which are in unexpected difficult economic situations. It was assessed that a portion of the receivables is expected to be recovered. The ageing of these receivables is as follows:

		集團 Group	
		二零零八 2008 千港元 HK$'000	二零零七 2007 千港元 HK$'000
超過一百二十天	Over 120 days	**2,245**	3,211

24. 應收營業賬項（續） 24. TRADE AND NOTES RECEIVABLES *(continued)*

附註：（續） *Note: (continued)*

(a) 應收營業賬項以下貨幣入賬：（續）

(a) Trade receivables are denominated in the following currencies: *(continued)*

應收營業賬項減值撥備的變動如下：

Movement on the provision for trade receivables are as follows:

		集團 Group	
		二零零八	二零零七
		2008	2007
		千港元	千港元
		HK$'000	HK$'000
四月一日	At 1 April	**1,612**	901
應收營業賬項減值撥備	Provision of trade receivables	**1,698**	1,269
年內列為未能收回的應收營業賬項撇銷	Receivables written off during the year as uncollectable	**(1,337)**	(599)
滙兌損失	Exchange difference	**–**	41
三月三十一日	At 31 March	**1,973**	1,612

(b) **應收票據**

由於到短期日，應收票據之約相等於其公平值。所有應收票據均為第三者發出並得到銀行承認面額為人民幣，而平均到期日為120天。

(b) **Notes receivable**

The carrying amounts of notes receivable approximate their fair values due to their short maturity. All the notes receivable represent bank acceptance notes issued by third parties with average maturity of within 120 days and are denominated in RMB.

25. 預收款項，按金及其他應收款項 25. PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

		集團 Group		公司 Company	
		二零零八	二零零七	二零零八	二零零七
		2008	2007	**2008**	2007
		千港元	千港元	千港元	千港元
		HK$'000	HK$'000	**HK$'000**	HK$'000
預付款項	Prepayments	**6,020**	6,480	**–**	–
租賃按金	Rental deposits	**659**	963	**–**	–
其他應收款項	Other receivables *(note)*	**8,668**	4,013	**174**	192
		15,347	11,456	**174**	192

附註：

於二零零八年三月三十一日，其他應收款項中包括一項由獨立第三者公司所欠之無押款及免息借款共HK$3,868,000。根據與獨立第三者所訂立之借款協議，借款於二零零八年九月二十三日到期清還，集團則有權於到期日前將借款轉為佔該第三者的百分之十股東權益。董事認為該轉換權的公平值於接受日及財務年底均價值細少，而且預期該款項於到期日可全部收回。

Note:

Included in other receivables as at 31 March 2008 was a loan due from an independent third party company of HK$3,868,000, which is unsecured and interest free. Pursuant to the loan agreement entered into with the third party, the loan is repayable on 23 September 2008 whereby the Group may at any time before that convert the amount into 10% equity interest in the third party. The directors are of the opinion that the fair value of the convertible option at both the inception date and as at year end is minimal, and expect that the amount to be fully recoverable upon maturity.

26. 現金及現金等價物 26. CASH AND CASH EQUIVALENTS

		集團 Group		公司 Company	
		二零零八 **2008** 千港元 ***HK$'000***	二零零七 2007 千港元 *HK$'000*	二零零八 **2008** 千港元 ***HK$'000***	二零零七 2007 千港元 *HK$'000*
銀行結餘	Cash at bank	**101,654**	93,432	**32**	52
現金結餘	Cash on hand	**1,734**	–	**–**	–
		103,388	93,432	**32**	52

現金及現金等價物按以下貨幣入賬：

Cash and cash equivalents are denominated in the following currencies:

		集團 Group		公司 Company	
		二零零八 **2008** 千港元 ***HK$'000***	二零零七 2007 千港元 *HK$'000*	二零零八 **2008** 千港元 ***HK$'000***	二零零七 2007 千港元 *HK$'000*
港元	Hong Kong dollars	**35,719**	36,424	**32**	52
人民幣	Chinese Renminbi	**11,817**	12,768	**–**	–
美元	United States dollars	**47,890**	30,070	**–**	–
加拿大元	Canada dollars	**7,774**	11,831	**–**	–
日圓	Japanese Yen	**100**	2,251	**–**	–
其他	Others	**88**	88	**–**	–
		103,388	93,432	**32**	52

銀行存款為浮動利率，根據每日現金及銀行存放利率。集團之銀行結餘中的人民幣全部均在中國存款。在國內的人民幣與外幣兌換及匯款，均按照中國政府的外匯規定。

Cash at bank earns interest at floating rates based on daily bank deposit rates. The Group's cash and bank balance denominated in RMB are deposited with banks in Mainland China. The conversion of these RMB denominated balances into foreign currencies and the remittance of funds out of Mainland China is subject to the rules and regulations of foreign exchange control promulgated by the Government of the People's Republic of China.

27. 借貸 27. BORROWINGS

		集團 Group 二零零八 2008 千港元 HK$'000	二零零七 2007 千港元 HK$'000
非本期	Non-current		
銀行貸款	Bank borrowings	**68,668**	72,132
減：非本期銀行貸款之本期部份	*Less:* current portion of non-current bank borrowings	**(24,391)**	(24,221)
融資租賃負債	Finance lease liabilities	**1,069**	2,466
		45,346	50,377
本期	Current		
短期銀行貸款	Short-term bank borrowings	**11,000**	–
非本期銀行貸款之本期部份	Current portion of non-current bank borrowings	**24,391**	24,221
銀行信託貸款	Trust receipts bank loans	**136,771**	113,579
融資租賃負債	Finance lease liabilities	**1,405**	2,536
		173,567	140,336
借貸總額	Total borrowings	**218,913**	190,713

借貸還款期如下：

The maturity of borrowings is as follows:

		集團 Group 二零零八 2008 千港元 HK$'000	二零零七 2007 千港元 HK$'000
一年內	Within 1 year	**173,567**	140,336
一年至兩年內	Between 1 and 2 years	**28,846**	23,407
二年至五年內	Between 2 and 5 years	**16,500**	26,970
		218,913	190,713

27. 借貸(續) 27. BORROWINGS (continued)

借貸由以下貨幣組成：

The carrying amounts of borrowings are denominated in the following currencies:

		集團 Group 二零零八 2008 千港元 HK$'000	二零零七 2007 千港元 HK$'000
港元	Hong Kong dollars	**218,486**	182,331
日圓	Japanese Yen	**–**	8,382
美元	United States dollars	**427**	–
		218,913	190,713

於資產負債表日集團貸款利率及加權平均息率如下：

The exposure of the Group's borrowings to interest rate changes and the weighted average effective interest rates at the balance sheet date are as follows:

		集團 Group 二零零八 2008 千港元 HK$'000	二零零七 2007 千港元 HK$'000
— 固定息率	– at fixed rates	**–**	8,382
— 浮動息率	– at floating rates	**218,913**	182,331
		218,913	190,713

		二零零八 2008			二零零七 2007		
		港元 HK$	美元 US$	日圓 Yen	港元 HK$	美元 US$	日圓 Yen
銀行信託貸款	Trust receipt bank loans	**4.84%**	**3.93%**	**–**	5.11%	–	–
銀行貸款	Bank borrowings	**4.66%**	**–**	**–**	4.69%	–	1.15%
融資租賃負債	Finance lease liabilities	**2.96%**	**–**	**–**	4.99%	–	–

所有貸款為無抵押及賬面值與公平值相近。

All borrowings are unsecured and the carrying amounts approximate their fair values.

27. 借貸(續) 27. BORROWINGS (continued)

集團之融資租賃責任之分析如下：

The Group's finance lease obligations were analysed as follows:

		集團 Group 二零零八 2008 千港元 HK$'000	二零零七 2007 千港元 HK$'000
最低租賃還款總額	Total minimum lease payments		
—一年內	– Within one year	**1,449**	2,708
—第二年	– In the second year	**1,081**	1,449
—第三年至第五年	– In the third to fifth years	**–**	1,131
		2,530	5,288
減：未來融資支出	*Less:* Future finance charges	**(56)**	(286)
		2,474	5,002

融資租賃負債之現值分析如下：

The present value of finance lease liabilities is analysed as follows:

		二零零八 2008 千港元 HK$'000	二零零七 2007 千港元 HK$'000
一年內	Within one year	**1,405**	2,536
第二年	In the second year	**1,069**	1,358
第三年至第五年	In the third to fifth years	**–**	1,108
		2,474	5,002

28. 應付營業賬項 28. TRADE PAYABLES

大部份供應商為記賬交易，賬期一般由三十天至六十天。

Majority of the suppliers are on open account. Certain suppliers grant credit period ranging from 30 to 60 days.

應付營業賬項之賬齡分析如下：

The ageing analysis of trade payables was as follows:

		集團 Group	
		二零零八 2008 千港元 HK$'000	二零零七 2007 千港元 HK$'000
少於六十天	Less than 60 days	**141,349**	146,646
六十天至一百一十九天	60 days to 119 days	**14,631**	26,543
超過一百二十天	Over 120 days	**5,091**	6,988
		161,071	180,177

應付營業賬項按以下貨幣入賬：

Trade payables are denominated in the following currencies:

		集團 Group	
		二零零八 2008 千港元 HK$'000	二零零七 2007 千港元 HK$'000
港元	Hong Kong dollars	**29,026**	39,941
人民幣	Chinese Renminbi	**12,689**	16,578
美元	United States dollars	**85,414**	61,756
加拿大元	Canadian dollars	**33,216**	34,816
日圓	Japanese Yen	**726**	27,086
		161,071	180,177

29. 應附費用及其他應付款項 29. ACCRUALS AND OTHER PAYABLES

		集團 Group		公司 Company	
		二零零八 2008 千港元 HK$'000	二零零七 2007 千港元 HK$'000	二零零八 2008 千港元 HK$'000	二零零七 2007 千港元 HK$'000
應付薪金及花紅	Accruals for salaries and bonuses	**10,544**	10,581	**–**	–
預收款	Receipts in advance	**1,491**	1,659	**–**	–
應付營運費用	Accrued operating expenses	**8,314**	10,918	**420**	354
應付建築成本	Construction costs payable	**7,465**	–	**–**	–
其他應付款	Other payables	**458**	552	**–**	–
		28,272	23,710	**420**	354

30. 衍生金融工具 30. DERIVATIVE FINANCIAL INSTRUMENTS

於二零零八年三月三十一日，集團有尚未結算的美元外幣對沖合約。於二零零八年三月三十一日尚未結算之具體金額為399,048,000港元(二零零七年：87,126,000港元)。

As at 31 March 2008, the Group had outstanding forward foreign currency contracts to sell/purchase US dollars. The notional principal amounts of the outstanding forward foreign exchange contracts at 31 March 2008 were approximately HK$399,048,000 (2007: HK$87,126,000).

31. 遞延所得税 31. DEFERRED INCOME TAX

當有法定權利可將現有税項資產與現有税項負債抵銷，而遞延税項涉及同一財政機關，則可將遞延所得税資產與遞延所得税負債互相抵銷。綜合資產負債表上之結餘，根據適當之抵銷後如下：

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The balances shown in the consolidated balance sheet are, after appropriate offsetting, as follows:

		集團 Group	
		二零零八年 2008 千港元 HK$'000	二零零七年 2007 千港元 HK$'000
遞延税項資產，十二個月後收回	Deferred income tax assets, to be recovered after more than 12 months	**1,386**	701
遞延税項負債，於十二個月後清還	Deferred income tax liabilities, to be settled after more than 12 months	**(5,480)**	(5,015)
遞延税項負債淨值	Net deferred income tax liabilities	**(4,094)**	(4,314)

31. 遞延所得稅(續) 31. DEFERRED INCOME TAX *(continued)*

遞延稅項變動如下：

The movement on deferred income tax account is as follow:

		集團 Group 二零零八 2008 千港元 HK$'000	二零零七 2007 千港元 HK$'000
於四月一日	At 1 April	**(4,314)**	(3,471)
在損益表支銷(附註10)	Charged to the income statement *(Note 10)*	**(378)**	(843)
出售附屬公司(附註36(d))	Disposal of subsidiaries *(Note 36(d))*	**598**	–
於三月三十一日	At 31 March	**(4,094)**	(4,314)

年內遞延稅項資產及負債之變動(與同一徵稅地區之結餘抵銷前)如下：

The movement in deferred tax assets and liabilities prior to offsetting of balances within the same taxation jurisdiction is as follows:

遞延稅項資產	**Deferred tax assets**	稅損 Tax losses 二零零八 2008 千港元 HK$'000	二零零七 2007 千港元 HK$'000
於四月一日	At 1 April	**1,150**	1,619
在損益表計入／(支銷)	Credited/(charged) to the income statement	**391**	(469)
於三月三十一日	At 31 March	**1,541**	1,150

遞延稅項負債	**Deferred tax liabilities**	加速稅項折舊 Accelerated tax depreciation 二零零八 2008 千港元 HK$'000	二零零七 2007 千港元 HK$'000
於四月一日	At 1 April	**5,464**	5,090
在損益表支銷	Charged to the income statement	**769**	374
出售附屬公司(附註36(d))	Disposal of subsidiaries *(Note 36(d))*	**(598)**	–
於三月三十一日	At 31 March	**5,635**	5,464

遞延稅項資產乃基於將來可能藉應課稅溢利而變現的相關稅項利益為限，就可結轉稅項虧損作確認。本集團並無就累計稅損約53,798,000港元(二零零七年：38,452,000港元)確認遞延稅項資產約12,293,000港元(二零零七年：8,510,000港元)，此等稅項虧損可抵銷將來的應課稅溢利。於二零零八年三月三十一日，累計稅項虧損約33,196,000港元，將於二零一一至二零一五年期間屆滿，而餘下20,602,000港元則可無限期抵銷將來之應課稅溢利。

Deferred income tax assets are recognised for tax loss carry-forward to the extent that the realisation of the related tax benefit through the future taxable profits is probable. The Group did not recognise deferred income tax assets of approximately HK$12,293,000 (2007: HK$8,510,000) in respect of accumulated losses amounting to approximately HK$53,798,000 (2007: HK$38,452,000) that can be carried forward against future taxable income. As at 31 March 2008, accumulated tax loss amounting to approximately HK$33,196,000 is expiring in 2011 to 2015, while the remaining balance of approximately HK$20,602,000 can be carried forward indefinitely to offset against future taxable income.

32. 股本 — 本公司

32. SHARE CAPITAL

		二零零八 2008 股份數目 Number of shares 千股 '000	面值 Nominal value 千港元 HK$'000	二零零七 2007 股份數目 Number of shares 千股 '000	面值 Nominal value 千港元 HK$'000
法定	Authorised —				
普通股每股面值0.10港元	Ordinary shares of HK$0.10 each	**1,000,000**	**100,000**	1,000,000	100,000
已發行及繳足	Issued and fully paid-				
普通股每股面值0.10港元	Ordinary shares of HK$0.10 each				
於四月一日	At 1 April	**278,140**	**27,814**	272,175	27,218
由於行使認股權証而發行的股份*(附註(i))*	Issue of shares upon exercise of warrants *(i)*	**26,274**	**2,627**	7,605	760
購回股份*(附註(ii))*	Purchase of own shares *(ii)*	**(184)**	**(18)**	(1,640)	(164)
於三月三十一日	At 31 March	**304,230**	**30,423**	278,140	27,814

附註：

(i) 於截至二零零八年三月三十一日止年度，26,274,436股認股權証(二零零七年：7,605,766)已全部行使，若可認購26,274,436股股份(二零零七年：7,605,766)，認購價為每股0.40港元至0.50港元*(附註34)*。

(ii) 於截至二零零八年三月三十一日止年度，公司購回184,000股股份(二零零七年：1,640,000)，共約114,260港元(二零零七年：782,000港元)。這些股份期後已取消。

Notes:

(i) During the year ended 31 March 2008, 26,274,436 (2007: 7,605,766) warrants were utilised to subscribe for 26,274,436 (2007: 7,605,766) shares at a subscription price of HK$0.40 to HK$0.50 per share *(Note 34)*.

(ii) During the year ended 31 March 2008, the Company repurchased 184,000 shares (2007: 1,640,000) for HK$114,260 (2007: HK$782,000). These shares were subsequently cancelled.

交易時間	Date of repurchase	購回股份數目 Number of shares repurchased 千股 '000	每股股份成交價 Price per share 所付最低價 Lowest 港元 HK$	所付最高價 Highest 港元 HK$
二零零七年五月	May 2007	150	0.596	0.640
二零零七年六月	June 2007	34	0.590	0.640
		184		

33. 僱員購股權

本公司採取僱員購股權計劃，可據此向本集團之僱員(包括本公司之執行董事)授出購股權以便認購本公司之股份，惟最多以本公司當時已發行股本面值(不包括因行使購股權而發行之股份)30%為限。該購股權行使價將由本公司之董事會釐定，以(i)本公司股份於購股權授予日之收市價；(ii)緊接授予購股權日前五個交易日本公司股份之平均收市價；或(iii)本公司股份之面值每股0.10港元，三者以較高者為準。

截至二零零八年三月三十一日，本公司概無授出購股權(二零零七年：零)。於二零零八年三月三十一日，本公司概無行使購股權(二零零七年：零)。於二零零八年三月三十一日，沒有未行使之購股權(二零零七年：零)。

33. EMPLOYEE SHARE OPTIONS

The Company has an employee share option scheme, under which it may grant options to employees (including executive directors of the Company) to subscribe for shares in the Company, subject to a maximum of 30% of the nominal value of the issued share capital of the Company from time to time excluding for this purpose any shares issued upon exercise of employee share options. The exercise price will be determined by the Company's board of directors and shall at least be the highest of (i) the closing price of the Company's shares on the date of grant of the options, (ii) an average closing price of the Company's shares for the five days immediately preceding the date of grant of the options, and (iii) the nominal value of the Company's shares of HK$0.10 each.

No share options were granted during the year ended 31 March 2008 (2007: Nil). No share options were exercise during the year ended 31 March 2008 (2007: Nil). No share options were outstanding as at 31 March 2008 (2007: Nil).

34. 認股權証

34. WARRANTS

授予日期 Date of grant	行使時期 Exercise period	認購價 Subscription price	期初 Beginning of the year	期間行使數量 Utilised during the year	期間逾期數量 Lapsed during the year	期末 End of the year
二零零五年二月二十五日 25 February 2005	二零零五年二月二十五日至二零零八年二月二十四日 25 February 2005 to 24 February 2008	HK$0.50	13,238,938	(12,545,525)	(693,413)	–
二零零七年一月二十三日 23 January 2007	二零零七年一月二十三日至二零一二年一月二十二日 23 January 2007 to 22 January 2012	HK$0.40	26,042,000	(13,728,911)	–	12,313,089
			39,280,938	(26,274,436)	(693,413)	12,313,089

本年度26,274,436股認股權証(二零零七年：7,605,766)已行使，以認購26,274,436股公司之股份(二零零七年：7,605,766)，總代價約11,764,000港元(二零零七年：3,800,000港元)。

During the year, a total of 26,274,436 (2007: 7,605,766) warrants were utilised to subscribe for 26,274,436 (2007: 7,605,766) shares in the Company at an aggregate consideration of HK$11,764,000 (2007: HK$3,800,000).

35. 儲備

(a) 集團

35. RESERVES

(a) Group

		股份溢價 Share premium 千港元 HK$'000	資本儲備(ii) Capital reserve (ii) 千港元 HK$'000	股份購回盈餘 Share redemption reserve 千港元 HK$'000	累計外幣換算 Cumulative translation adjustments 千港元 HK$'000	法定儲備(iii) Statutory reserve (iii) 千港元 HK$'000	可供出售財務資產重估儲備 Available-for-sale financial assets revaluation reserve 千港元 HK$'000	保留盈利 Retained profits 千港元 HK$'000	總計 Total 千港元 HK$'000
於二零零七年四月一日	As 1 April 2007	206,080	41,201	1,050	2,684	90	1,046	90,284	342,435
本年度溢利	Profit for the year	–	–	–	–	–	–	6,891	6,891
外幣換算	Translation adjustments	–	–	–	7,186	–	–	–	7,186
由於行使認股權證而發行股份	Issue of shares upon exercise of warrants	9,137	–	–	–	–	–	–	9,137
購回股份	Purchase of own shares	(96)	–	114	–	–	–	(114)	(96)
可供出售財務資產重估儲備盈餘	Gain on revaluation of available-for-sale financial assets	–	–	–	–	–	19	–	19
出售附屬公司	Disposal of subsidiaries	–	–	–	(80)	–	(557)	–	(637)
股息(附註14)	Dividends *(Note 14)*	–	–	–	–	–	–	(7,595)	(7,595)
於二零零八年三月三十一日	**At 31 March 2008**	215,121	41,201	1,164	9,790	90	508	89,466	357,340
組成如下：	Representing:								
擬派末期股息	Proposed dividend							761	
其他	Others							88,705	
								89,466	

35. 儲備(續) 35. RESERVES *(continued)*

(a) 集團(續) (a) Group *(continued)*

		股份溢價 Share premium 千港元 HK$'000	資本儲備(ii) Capital reserve (ii) 千港元 HK$'000	股份購回盈餘 Share redemption reserve 千港元 HK$'000	累計外幣換算 Cumulative translation adjustments 千港元 HK$'000	法定儲備(iii) Statutory reserve (iii) 千港元 HK$'000	可供出售財務資產重估儲備 Available-for-sale financial assets revaluation reserve 千港元 HK$'000	保留盈利 Retained profits 千港元 HK$'000	總計 Total 千港元 HK$'000
於二零零六年四月一日	As 1 April 2006	201,838	41,201	268	1,977	90	–	85,579	330,953
本年度溢利	Profit for the year	–	–	–	–	–	–	10,994	10,994
外幣換算	Translation adjustments	–	–	–	707	–	–	–	707
由於行使認股權證而發行股份	Issue of shares upon exercise of warrants	3,040	–	–	–	–	–	–	3,040
股份發行成本	Share issue costs	(6)	–	–	–	–	–	–	(6)
購回股份	Purchase of own shares	(618)	–	782	–	–	–	(782)	(618)
可供出售財務資產重估盈餘	Gain on revaluation of available-for-sale financial assets	–	–	–	–	–	1,046	–	1,046
股息	Dividends								
－現金	– Cash	–	–	–	–	–	–	(3,681)	(3,681)
－認股權証(i)	– Warrants (i)	1,826	–	–	–	–	–	(1,826)	–
於二零零七年三月三十一日	**At 31 March 2007**	206,080	41,201	1,050	2,684	90	1,046	90,284	342,435
組成如下：	Representing:								
擬派末期股息	Proposed dividend							4,172	
其他	Others							86,112	
								90,284	

附註：

(i) 部份股東選擇以認股權證作為股息。認股權證發行詳情可參考附註34。

(ii) 本集團之資本儲備為本公司發行之股份面值與根據於一九九四年集團重組轉讓予本公司的附屬公司股本面值兩者之差額，加上於二零零零年三月三十一日財政年度內因削減股本面值而產生的盈餘51,594,000港元。

(iii) 中國大陸之附屬公司之法定公積金，法定公積金可用於彌補公司之虧損，擴大生產經營業務或增加附屬公司資本。

Note:

(i) Certain shareholders had elected to receive their dividends in warrants. Refer to Note 34 for the details of the warrants issued.

(ii) Capital reserve of the Group represents the difference between the nominal amount of the share capital issued by the Company and the nominal amount of the share capital of the subsidiaries transferred to the Company pursuant to a group reorganisation in 1994, plus the credit of HK$51,594,000 from share capital as a result of a reduction of the Company's share capital took place during the year ended 31 March 2000.

(iii) Statutory reserve of a subsidiary in Mainland China can be used to offset future losses or increase in capital of the subsidiary.

35. 儲備(續)

35. RESERVES *(continued)*

(b) 本公司

(b) Company

		股份溢價 Share premium 千港元 HK$'000	股份購回盈餘 Share redemption reserve 千港元 HK$'000	繳入盈餘(i) Contributed surplus (i) 千港元 HK$'000	保留盈利 Retained profits 千港元 HK$'000	總計 Total 千港元 HK$'000
於二零零七年四月一日	At 1 April 2007	206,080	1,050	72,309	19,057	298,496
本年度盈利	Profit for the year	–	–	–	144	144
發行股份	Issue of shares upon exercise of warrants	9,137	–	–	–	9,137
購回股份	Purchase of own shares	(95)	114	–	(114)	(95)
股息(附註14)	Dividends (Note 14)	–	–	–	(7,595)	(7,595)
於二零零八年三月三十一日	**At 31 March 2008**	**215,122**	**1,164**	**72,309**	**11,492**	**300,087**
組成如下：	Representing:					
擬派末期股息	Proposed dividend				761	
其他	Others				10,731	
					11,492	
於二零零六年四月一日	At 1 April 2006	201,838	268	72,309	5,077	279,492
本年度盈利	Profit for the year	–	–	–	20,269	20,269
發行股份	Issue of shares upon exercise of warrants	3,040	–	–	–	3,040
股份發行成本	Share issue costs	(6)	–	–	–	(6)
購回股份	Purchase of own shares	(618)	782	–	(782)	(618)
股息(附註14)	Dividends (Note 14)					
— 現金	– Cash	–	–	–	(3,681)	(3,681)
— 認股權證	– Warrants	1,826	–	–	(1,826)	–
於二零零七年三月三十一日	**At 31 March 2007**	**206,080**	**1,050**	**72,309**	**19,057**	**298,496**
組成如下：	Representing:					
擬派末期股息	Proposed dividend				4,172	
其他	Others				14,885	
					19,057	

附註：

(i) 本公司之繳入盈餘為集團於一九九四年重組時本公司發行之股份面值用以交換Daiwa BVI Limited已發行普通股及其附屬公司資產淨值兩者之差額，加上於二零零零年三月三十一日財政年度內因削減股本面值而產生的盈餘51,594,000港元。

根據百慕達一九八一年公司法，繳入盈餘可分派予股東，惟公司不能用作派發或支付股息，或從繳入盈餘中分派，如(i)分派後不能如期清還到期之債務或(ii)資產淨值低於負債及已發行股本及股份溢價之總額。

Note:

(i) The contributed surplus of the Company represents the difference between the nominal amount of the Company's shares issued in exchange for the issued ordinary shares of Daiwa BVI Limited and the value of net assets of its underlying subsidiaries pursuant to a group reorganisation in 1994, plus the credit of HK$51,594,000 from share capital as a result of a reduction of the Company's share capital took place during the year ended 31 March 2000.

Under the Companies Act 1981 of Bermuda, contributed surplus is distributable to shareholders, subject to the condition that the Company cannot declare or pay a dividend, or make a distribution out of contributed surplus if (i) it is, or after the payment be, unable to pay its liabilities as they become due, or (ii) the realisable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium account.

36. 綜合現金流量表 36. CONSOLIDATED CASH FLOW STATEMENT

(a) 除稅前溢利與經營業務之現金流入／(流出)淨額調節表 (a) Reconciliation of profit before income tax to net cash inflow/(outflow) from operations

		二零零八 **2008** *千港元* ***HK$'000***	二零零七 2007 *千港元* *HK$'000*
除稅前溢利	Profit before income tax	**13,509**	15,328
調整 －	Adjustments for –		
利息收入	*Interest income*	**(1,526)**	(1,233)
利息開支	Interest expense	**9,985**	8,313
土地及土地使用權攤銷	Amortisation of leasehold land and land use rights	**649**	652
物業、機器及設備折舊	Depreciation of property, plant and equipment	**17,117**	15,245
商譽耗蝕虧蝕	Impairment loss of goodwill	**–**	156
應收營業賬項耗蝕	Impairment of trade receivables	**1,698**	1,269
庫存減值	Write-down of inventories	**6,220**	3,959
變賣物業、機器、設備以及土地及土地使用權(收益)／虧損	(Gain)/loss on disposal of property, plant and equipment, and leasehold land and land use rights	**(25)**	326
未實現之金融衍生工具公平值虧損／(盈餘)	Unrealised fair value loss/(gain) on derivative financial instruments	**6,279**	(344)
		53,906	43,671
營運資本轉變：	*Changes in working capital:*		
存貨	Inventories	**(15,162)**	(35,453)
應收營業賬項及應收票據	Trade and notes receivables	**(45,726)**	59,328
預付款項、按金及其他應收款項	Prepayments, deposits and other receivables	**(9,002)**	3,426
應付營業賬項	Trade payables	**44,271**	(93,895)
應付購買土地使用權	Payable for purchase of land use rights	**–**	(5,121)
應付費用及其他應付款項	Accruals and other payables	**3,687**	948
經營之現金流入／(流出)淨額	Net cash inflow/(outflow) from operations	**31,974**	*(27,096)*

36. 綜合現金流量表(續) 36. CONSOLIDATED CASH FLOW STATEMENT (continued)

(b) 在綜合現金流量表內，出售物業、機器及設備以及土地及土地使用權的所得款包括：

(b) In the consolidated cash flow statement, proceeds from disposals of property, plant and equipment, and leasehold land and land use rights comprise:

		二零零八 2008 千港元 HK$'000	二零零七 2007 千港元 HK$'000
賬面淨值	Net book amount	**605**	859
出售物業、機器及設備及土地及土地使用權盈利(虧損)	Gain/(loss) on disposal of property, plant and equipment, and leasehold land and land use rights	**25**	(326)
出售物業、機器及設備及土地及土地使用權所得款項	Proceeds from disposals of property, plant and equipment, and leasehold land and land use rights	**630**	533

(c) 收購Daiwa Sound Company Limited (「DSC」)：

於二零零六年六月，本集團收購DSC百分之五十二權益。DSC從事喇叭驅動單元部件及元器之貿易及製造業務。於二零零六年七月一日至二零零七年三月三十一日，該收購業務為集團帶來171,579,000港元收益及5,214,000港元虧損淨值。如果收購於二零零六年四月一日發生，集團收益將為1,798,086,000港元；而分配前之虧損將為8,559,000港元。這些金額已根據集團會計政策計算及已調整附屬公司的業績以反映假設對相關資產的公平值調整於二零零六年四月一日起已經應用而應已扣除的相關折舊及攤銷，連同因而產生的稅項影響。

(c) Acquisition of Daiwa Sound Company Limited ("DSC")

In June 2006, the Group acquired 52% interest in DSC, a company engages in the trading and manufacturing of speaker elements and components. The acquired business contributed revenues of HK$171,579,000 and net loss of HK$5,214,000 to the Group for the period from 1 July 2006 to 31 March 2007. If the acquisition had occurred on 1 April 2006, Group revenue for the year ended 31 March 2007 would have been HK$1,798,086,000; profit before allocation would have been HK$8,559,000. These amounts have been calculated using the Group's accounting policies and by adjusting the results of the subsidiary to reflect the relevant depreciation and amortisation that would have been charged assuming the fair value adjustments on the relevant assets had applied from 1 April 2006, together with the consequential tax effects.

36. 綜合現金流量表（續） 36. CONSOLIDATED CASH FLOW STATEMENT *(continued)*

(c) 收購Daiwa Sound Company Limited（「DSC」）：（續） (c) Acquisition of Daiwa Sound Company Limited ("DSC") *(continued)*

收購之資產淨值及商譽詳情如下：

Details of the net assets acquired and goodwill are as follows:

		千港元 HK$'000
收購資產：	Net assets acquired:	
物業、機器及設備	Property, plant and equipment	9,845
可供出售財務資產	Available-for-sale financial assets	3,010
存貨	Inventories	23,216
應收營業賬項	Trade receivables	50,229
其他應收款項	Prepayments, deposits and other receivables	2,580
現金及現金等價物	Cash and cash equivalents	1,632
借貸	Borrowings	(12,470)
應付營業賬項	Trade payables	(70,680)
應付費用及其他應付款項	Accruals and other payables	(3,991)
少數股東權益	Minority interests	(1,618)
		1,753
商譽	Goodwill	239
購買代價及收購費用	Purchase consideration and cost of acquisition	1,992
支付方式：	Satisfied by:	
現金	Cash	1,992

收購DSC產生之現金流出淨額分析：

Analysis of the net cash outflow in respect of the acquisition of DSC:

		千港元 HK$'000
現金代價	Cash consideration	1,992
減：購入之現金及現金等價物	*Less:* Cash and cash equivalents acquired	(1,632)
收購附屬公司產生之現金流出淨額	Net cash outflow in respect of the purchase of subsidiary	360

36. 綜合現金流量表(續) 36. CONSOLIDATED CASH FLOW STATEMENT (continued)

(d) 出售DSC 5%的權益 Disposal of 5% interest in DSC

於二零零八年二月一日，集團出售5% DSC的權益予獨立第三方，DSC因而成為集團的聯營公司。DSC於出售日的資產淨值如下：

On 1 February 2008, the Group disposal of 5% interest in DSC to an independent third party. Consequently, DSC becomes an associated company of the Group. The net assets of DSC at the date of disposal were as follows:

		千港元 HK$'000
出售資產：	Net assets disposed:	
物業、機器及設備	Property, plant and equipment	9,717
可供出售財務資產	Available-for-sale financial assets	4,655
存貨	Inventories	27,121
應收營業賬項及其他流動資產	Trade receivables and other current assets	24,569
現金及現金等價物	Cash and cash equivalents	17,684
借貸	Borrowings	(11,450)
應付營業賬項及其他流動負債	Trade payables and other current liabilities	(67,399)
遞延所得稅	Deferred income tax	(598)
少數股東權益	Minority interests	(1,831)
商譽	Goodwill	239
		2,707
出售收益	Gain on disposal	4
減：保留聯營公司的權益*(附註21)*	*Less:* Interest retained as an associated company *(Note 21)*	(2,519)
總代價	Total consideration	192
支付方式：	Satisfied by:	
現金	Cash	192
出售DSC產生之現金流出淨額分析	Analysis of the net cash outflow in respect of the disposal of 5% interest in DSC:	
現金代價	Cash consideration	192
減：出售之現金及現金等價物	*Less:* Cash and cash equivalents disposed	(17,684)
出售附屬公司產生之現金流出淨額	Net cash outflow in respect of the disposal of 5% interest in DSC	(17,492)

(e) 非現金交易 Non-cash transaction:

於二零零八年三月三十一日止期間，集團新融資購買物業、機器及設備為零港元(二零零七年：3,758,000港元)。

During the year ended 31 March 2008, the Group financed acquisitions of certain property, plant and equipment by new finance leases of Nil (2007: HK$3,758,000).

37. 承擔 37. COMMITMENTS

(a) 資本承擔 (a) Capital commitments

於資產負債表日，本集團有下列各項資本承擔未計提準備：

The Group had the following capital commitments not provided for at the balance sheet date:

		集團 Group 二零零八 2008 千港元 HK$'000	二零零七 2007 千港元 HK$'000
已訂約但未計提準備 — 購買物業、機器及設備	Contracted but not provided for — purchase of property, plant and equipment	–	13,804

(b) 營運租約承擔 (b) Operating lease commitments

於二零零八年三月三十一日，對於土地及樓宇不可撤銷之營運租約協議，產生之營運租約承擔總額分析如下：

At 31 March 2008, the future aggregate minimum lease payments in respect of land and buildings under non-cancellable operating leases were as follows:

		集團 Group 二零零八 2008 千港元 HK$'000	二零零七 2007 千港元 HK$'000
第一年內	Not later than one year	6,095	5,911
第二年至第五年內	Later than one year and not later than five years	5,899	8,245
		11,994	14,156

普遍而言，集團之營運租約一般為期1年至4年。

Generally, the Group's operating leases are for terms of one to four years.

於二零零七年及二零零八年三月三十一日，公司均沒有重大之承擔。

The Company did not have any significant commitment at 31 March 2007 and 2008.

38. 有關連人士交易

於二零零八年三月三十一日，Leading Trade Limited、China Capital Holdings Investment Limited及Cyber Concept Limited分別擁有本公司20.02%(二零零七年：22.63%)、24.47%(二零零七年：25.96%)及4.06%(二零零七年：3.06%)股權。這幾間公司均由公司董事劉得還先生及陳婉薇女士控制。

如本集團或其主要管理人員之任何成員或其近親能夠直接或間接對某一方的財務和經營決策有重大影響或反之亦然的情形，或本集團和該方受到共同的重大影響，則該方為本集團的有關連人士。有關連人士可以是個人或實體。

除綜合財務報表其他部分所示的關連人士資料外，本集團及關連人士於日常業務中訂立的重大關連人士交易以及關連人士交易產生的結餘概述如下：

38. RELATED PARTY TRANSACTIONS

As at 31 March 2008, Leading Trade Limited, China Capital Holdings Investment Limited and Cyber Concept Limited owned 20.02% (2007: 22.63%), 24.47% (2007: 25.96%) and 4.06% (2007: 3.06%) of the Company's shares respectively. These companies are under the control of the Company's directors, Mr. Lau Tak Wan and Ms. Chan Yuen Mei, Pinky.

Parties are considered to be related to the Group if the Group or any member of its key management personnel or their close family members has the ability, directly or indirectly, to exercise significant influence over the parties in making financial and operating decisions, or vice versa, or where the Group and the parties are subject to common significant influence. Related parties may be individuals or entities.

The following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and its related parties and the balances arising form related party transactions in addition to the related party information shown elsewhere in the consolidated financial statements.

(a) 與有關連人士之交易 / Transactions with related parties:

			集團 Group	
		附註 Note	二零零八 2008 千港元 HK$'000	二零零七 2007 千港元 HK$'000
銷售予DSC(聯營公司)	Sales to DSC (as an associated company)	(i)	**2,085**	–
從DSC購買	Purchases from DSC (as an associated company)	(i)	**(1,439)**	–
付營運租賃租金給 361 Alden Inc.	Operating lease rental paid to 361 Alden Inc.	(ii)	**1,319**	1,238

附註：

(i) 與DSC的交易是基於雙方同意的條款。

(ii) 361 Alden Inc.為劉得還先生及陳婉薇女士(本公司董事)共同擁有。營運租賃租金由雙方共同協商決定。

Note:

(i) Transactions with DSC are made based on mutually agreed terms.

(ii) 361 Alden Inc. is beneficially owned by Mr Lau Tak Wan and Ms Chan Yuen Mei, Pinky, directors of the Company. Operating lease rental expense is determined at rate mutually agreed between the parties.

38. 有關連人士交易(續) 38. RELATED PARTY TRANSACTIONS (continued)

(b) 與有關連人士餘額 Balances with related parties:

			公司 Company 二零零八 2008 千港元 HK$'000	二零零七 2007 千港元 HK$'000
		附註 Note		
應收附屬公司款項	Amounts due from subsidiaries	(i)	**296,631**	292,423

			集團 Group 二零零八 2008 千港元 HK$'000	二零零七 2007 千港元 HK$'000
應收DSC款項	Amount due from DSC	(ii)	**17,637**	–

附註：

(i) 附屬公司借款為無抵押、免息及須於要求時償還。

(ii) 應收DSC的款項主要來自雙方銷售及購貨。銷售是記賬交易賬期一般是90天。於二零零八年三月三十一日，所有應收款賬期是120天內。

Note:

(i) The amounts due from subsidiaries are unsecured, non-interesting bearing and are repayable on demand.

(ii) The amount due from DSC is mainly arisen from the trading transactions with DSC. Sales are made on open account with credit term of 90 days. As at 31 March 2008, all the amounts due from DSC are denominated in US dollars and aged within 120 days.

(c) 主要管理人員之報酬 Key management compensation

		集團 Group 二零零八 2008 千港元 HK$'000	二零零七 2007 千港元 HK$'000
薪金及津貼	Salaries and allowances	**7,867**	8,056
花紅	Bonuses	**83**	1,586
退休金 — 界定供款計劃	Pension costs – defined contribution plans	**319**	352
		8,269	9,994

購股權計劃

本公司已根據聯交所證券上市規則(「上市規則」)第17章之規定，於二零零五年八月十八日舉行之股東週年大會上經股東批准採納新購股權計劃。

新購股權計劃之概要如下：

1. 計劃之宗旨

新購股權計劃旨在鼓勵或嘉獎參與人對本集團所作出之貢獻，同時使本集團可招攬及挽留能幹之員工並吸引到對本集團之企業發展具有價值之人力資源。

2. 可參與人士

根據購股權計劃條款，上市規則規定及在其規限下，董事局可全權決定供給購股權予任何合資格參與人士。

董事可不時因應參與人對本集團及投資實體之業務發展及增長所作出之貢獻而決定上述任何一類參與人是否符合獲授任何購股權資格之基準。

3. 發行之最高股份數目

(a) 按新購股權計劃及本公司之任何其他購股權計劃已授出全數尚有待行使之購股權獲行使而可發行之最高股份數目，合共不得超過本公司不時已發行股本之30%。

SHARE OPTION SCHEME

The Company has, in accordance with Chapter 17 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), adopted the New Share Option Scheme, as approved by the Shareholders of the Company at the Annual General Meeting held on 18 August 2005.

A summary of the principal terms of the New Share Option Scheme is set out as below:

1. Purpose

The purpose of the New Share Option Scheme is to provide incentives or rewards to Participants for their contribution to the Group and/or to enable the Group to recruit and retain high-calibre employees and to attract human resources for the growth of the Group.

2. Who may join

On and subject to the terms of the New Share Option Scheme and the requirements of the Listing Rules, the Board may offer to grant an Option to any Participant as the Board may in its absolute discretion select.

The basis of eligibility of Participants to the grant of any Options shall be determined by the directors from time to time on the basis of their contribution to the development and growth of the Group.

3. Maximum number of Shares

(a) The maximum number of Shares to be issued upon exercise of all outstanding options granted and yet to be exercised under the New Share Option Scheme and any other share option scheme(s) of the Company must not in aggregate exceed 30% of the issued share capital of the Company from time to time.

購股權計劃(續)

3. 發行之最高股份數目(續)

(b) 按新購股權計劃及本公司之任何其他購股權計劃將授出之全數購股權(就此而言並不包括按照新購股權計劃及本公司之任何其他購股權計劃之條款已作廢之購股權)獲行使而可發行之股份總數，合共不得超過於普通決議案獲通過新購股權計劃之日已發行股份之10%(「一般計劃上限」)。

(c) 本公司可提請股東在股東大會上批准更新一般計劃上限及根據上市規則向股東發出有關通函，惟按新購股權計劃及本公司之任何其他購股權計劃將授出之全數購股權獲行使而可發行之股份總數，不得超過於該上限獲批准之日已發行股份之10%；而在計算該上限時，根據新購股權計劃及本公司之任何其他購股權計劃在此之前已授出之購股權(包括按照新購股權計劃及本公司之任何其他購股權計劃尚未行使、已註銷、已作廢或已行使之購股權)將不會計算在內。

(d) 本公司可根據上市規則向股東發出通函要求股東於股東大會上另行批准授出超過一般計劃上限或(如適用)上文(c)項所述上限之購股權予本公司在尋求上述批准前指定之承受者。

SHARE OPTION SCHEME *(continued)*

3. **Maximum number of Shares** *(continued)*

(b) The total number of Shares which may be issued upon exercise of all options (excluding, for this purpose, options which have lapsed in accordance with the terms of the New Share Option Scheme and any other share option scheme of the Company) to be granted under the New Share Option Scheme and any other share option scheme of the Group must not in aggregate exceed 10% of the Shares in issue as at the date of approval of the New Share Option Scheme (the "General Scheme Limit").

(c) The Company may refresh the General Scheme Limit from time to time by obtaining approval of the shareholders of the Company in general meeting and the issue of a circular in compliance with Listing Rules to the shareholders of the Company in connection therewith, provided that the total number of Shares which may be issued upon exercise of all options to be granted under the New Share Option Scheme and any other share option scheme(s) of the Company under the limit as "refreshed" must not exceed 10% of the Shares in issue as at the date of approval of the limit and for the purpose of calculating the limit as "refreshed", options previously granted under the New Share Option Scheme or any other share option scheme(s) of the Company (including those outstanding, cancelled, lapsed or exercised in accordance with the New Share Option Scheme and any other share option scheme of the Company) will not be counted.

(d) The Company may issue a circular in compliance with Listing Rules to the shareholders of the Company and seek separate approval by the shareholders of the Company in general meeting to grant Options beyond the General Scheme Limit or, if applicable, the limit referred to in (c) above to Grantees specifically identified by the Company before such approval is sought.

購股權計劃(續)

4. 各參與者可認購之最高股份數目

於任何十二個月期間內，按新購股權計劃及本公司之任何其他購股權計劃授予各參與者之購股權(包括已行使、已註銷及尚未行使之購股權)獲行使而已發行及可發行之股份總數，不得超過本公司當時已發行股本之1%(「個人上限」)。如要在計至另行授出購股權之日止期間(包括該日在內)之任何十二個月內再授予某位參與者超過其個人上限之購股權，必須根據上市規則向股東發出通函及於本公司之股東大會上獲股東批准，而該參與者及其聯繫人士須放棄投票權。

5. 授予關連人士購股權

(a) 根據新購股權計劃授出購股權予本公司之董事、首席行政人員或本公司之主要股東或彼等各自之任何聯繫人士(按「上市規則」之定義)，必須獲獨立非執行董事(不包括任何本身亦為購股權承受人之獨立非執行董事)批准。

(b) 倘若對已授予本公司之主要股東或獨立非執行董事或彼等各自之任何聯繫人士(按「上市規則」之定義)之購股權條款作出之任何變動，或向某位主要股東或獨立非執行董事或彼等各自之任何聯繫人士授予購股權，將會導致計至獲授購股權之日止十二個月期間內(包括該日在內)按已授予及將授予該人士於新購股權計劃及本公司之任何其他購股權計劃之全數購股權(包括已行使、已註銷及尚未行使之購股權)獲行使而發行及將發行之股份：

(i) 總額佔已發行股份之0.1%以上；及

SHARE OPTION SCHEME *(continued)*

4. Maximum entitlement of each Participant

The total number of Shares issued and which may fall to be issued upon exercise of the options granted under the New Share Option Scheme and any other share option scheme of the Company (including exercised, cancelled or outstanding options) to each Participant in any 12-month period shall not exceed 1% of the issued share capital of the Company at the time the Option is granted to the participant (the "Individual Limit"). Any further grant of options in excess of the Individual Limit in any 12-month period up to and including the date of such further grant, shall be subject to the issue of a circular in compliance with Listing Rules to the shareholders of the Company and the shareholders approval in general meeting of the Company with such Participant and his associates abstaining from voting.

5. Grant of options to connected persons

(a) Any grant of Options under the New Share Option Scheme to a director, chief executive or substantial shareholder of the Company or any of their respective associates (as defined in the Listing Rules) must be approved by the independent non-executive Directors (excluding any independent non-executive Director who is the Grantee of the Options).

(b) Where any grant of Options to a substantial shareholder or an independent non-executive Director, or any of their respective associates (as defined in the Listing Rules), would result in the Shares issued and to be issued upon exercise of all options already granted and to be granted (including options exercised, cancelled and outstanding) to such person under the New Share Option Scheme and any other scheme(s) of the Company in the 12-month period up to and including the date of such grant:

(i) representing in aggregate over 0.1% of the total number of Shares in issue; and

購股權計劃(續)

5. **授予關連人士購股權(續)**

(b) (續)

(ii) 按每次授出購股權之日股份收市價計算之總值超過五百萬港元；

則上述再行授出購股權之事宜須獲股東批准，而本公司須向股東發出一份通函。本公司之所有關連人士須於股東大會上放棄有關決議投票權，惟任何此關連人士可於股東大會上對有關決議案投反對票，但必須在該通函內已表明上述意向。任何於股東大會上批准授出上述購股權之事宜均採用投票方式表決。

6. **購股權之接納**

接納購股權時繳付10港元作為代價。倘本公司於授出購股權起計28日內收到由承受人填妥、簽署及送回之購股權接納文件雙聯本，並向本公司支付10.00港元作為接納購股權之代價，則該購股權將被視為已獲承受人所接納。

7. **行使時限**

購股權可自授予該購股權日隨即按購股權計劃之條款而行使，屆滿期為授予購股權日起五年後之最後一日。

除非董事另行決定及向參與者提出授予購股權之時表明，否則概無期權行使之前必須持有之最短期限。

SHARE OPTION SCHEME *(continued)*

5. **Grant of options to connected persons** *(continued)*

(b) *(continued)*

(ii) having an aggregate value, based on the closing price of the Shares at the date of each grant, in excess of HK$5 million;

such further grant of options must be approved by the shareholders of the Company. The Company must send a circular in compliance with Listing Rules to the shareholders of the Company. All connected persons of the Company must abstain from voting on the relevant resolution at such general meeting, except that any such connected person may vote against the relevant resolution at the general meeting provided that his intention to do so has been stated in the circular. Any vote taken at the meeting to approve the grant of such Options must be taken on a poll.

6. **Payment on acceptance of Option offer**

A consideration of HK$10 is payable on acceptance of the offer of grant of an Option. An offer for the grant of an Option shall be deemed to have been accepted when the duplicate letter of the offer is duly completed, signed and returned to the Company with payment of HK$10.00 as consideration within 28 days from the date of offer.

7. **Exercise of an Option**

An Option may be exercised in accordance with the terms of the New Share Option Scheme at any time during the five-year period commencing immediately from the date of grant and expiring on the last day of the five-year period.

Unless the Directors otherwise determined and are stated in the offer of grant of Options to a Participant, there are no minimum period for which an option must be held before it can be exercised.

購股權計劃(續)

8. 表現目標

除非董事另行決定及於向參與者提出授予購股權之時表明，否則參與者於行使按新購股權計劃被授之購股權前毋須達致任何表現目標。

9. 股份認購價

新購股權計劃之股份認購價由董事決定並於提出授予時通知參與人，惟認購價不得低於下列三者中之最高者：

(a) 於提出授予購股權之日(該日須為交易日)聯交所每日報價表上註明之股份收市價；

(b) 於緊接提出授予購股權日期之前五個交易日內聯交所每日報價表上註明之股份收市價之平均數；及

(c) 股份面值。

10. 股份之地位

因行使購股權而配發之股份，須受本公司當時有效之公司細則一切規定所限制，並與於配發股份當日已發行之本公司繳足款股份享有同等權益，因此其持有人將有權獲得於股份配發之日或其後派付或作出之一切股息或其他分派，惟之前就早於股份配發日期之記錄日期而宣佈或建議或議決派付或作出之任何股息或其他分派則除外。

SHARE OPTION SCHEME *(continued)*

8. Performance target

Unless the Directors otherwise determined and are stated in the offer of grant of Options to a Participant, a Participant is not required to achieve any performance targets before any Options granted under the New Share Option Scheme can be exercised.

9. Subscription price for Shares

The Subscription Price under the New Share Option Scheme shall be a price determined by the directors and notified to a Participant at the time of the offer of grant, and shall not be lower than the highest of:

(a) the closing price of the Shares as stated in the Stock Exchange's daily quotations sheet on the date of the offer of grant, which must be a business day;

(b) the average closing price of the Shares as stated in the Stock Exchange's daily quotations sheet for the five business days immediately preceding the date of the offer of grant; and

(c) the nominal value of the Shares for the time being.

10. Ranking of Shares

The Shares to be allotted upon the exercise of an Option will be subject to all the provisions of the Company's Bye-Laws for the time being in force and will rank pari passu with the fully paid Shares in issue on the date of allotment and accordingly will entitle the holders to participate in all dividends or other distributions paid or made on or after the date of allotment other than any dividend or other distributions previously declared or recommended or resolved to be paid or made if the record date therefor shall be before the date of allotment.

購股權計劃(續)

11.　對授出購股權時間之限制

當發生可令股價波動之事件或作出可令股價波動之決定後，不得提出授予購股權，直至上述可令股價波動之資料已在報章上發佈為止。尤其於緊接(i)為批准本公司之中期或全年度業績而舉行董事會會議之日；及(ii)根據本公司與聯交所訂立之上市協議本公司須公佈中期或全年度業績之最後期限(兩者中以較早日期為準)之前一個月起至公佈業績之日止期間內。

12.　新購股權計劃之有效期

購股期權計劃之有效期由採納該計劃日期起計五年。新購股權計劃將於該日期成為無附帶條件，而不得據此再授出購股權，已授出之購股權將仍有效及可據該計劃條款獲得行使。

13.　新購股權計劃之有效期

根據股東週年大會股東批准採納新購股權計劃，新購股權計劃維持生效直至二零一零年八月十七日。

SHARE OPTION SCHEME *(continued)*

11.　Restrictions on the time of grant of options

A grant of Options may not be made after a price sensitive event has occurred or a price sensitive matter has been the subject of a decision until such price sensitive information has been published in the newspapers. In particular, the Board shall not offer the grant of an Option to any Participant during the period commencing one month immediately preceding the earlier of (i) the date of the meeting of the Directors for the approval of the Company's interim or annual results, and (ii) the last date on which the Company must publish its interim or annual results announcement under its listing agreement with the Stock Exchange and ending on the date of the announcement of the results.

12.　Period of the New Share Option Scheme

The New Share Option Scheme will be valid and effective for a period of 5 years commencing on the date on which the New Share Option Scheme become unconditional, after which no further Options will be issued, and thereafter for so long as there are outstanding any unexercised Options granted pursuant thereto and in order to give effect to the exercise of any such Options or otherwise as may be required in accordance with the provisions of the New Share Option Scheme.

13.　The life of the New Share Option Scheme

The New Share Option Scheme will remain in force until 17 August 2010, subject to approval by shareholders to adopt the New Share Option Scheme at the annual general meeting.

茲通告台和商事控股有限公司(「本公司」)訂於二零零八年八月二十八日(星期四)下午三時三十分假座香港九龍尖沙咀東部麼地道70號海景嘉福酒店一層瀚林廳舉行二零零八年度股東週年大會，議程如下：

1. 省覽截至二零零八年三月三十一日止年度之經審核賬目及董事會報告書與及獨立核數師報告書；

2. 宣佈派發末期股息；

3. 重選董事及授權董事會釐定其酬金；

4. 重新委聘核數師及授權董事會釐定其酬金；及

5. 作為特別事項考慮並酌情通過或經修訂後通過下列**普通決議案**：

   (1) 「**動議**：

   (a) 在下文(c)段限制，一般及無條件批准本公司董事於「有關期間」(定義見下文)行使本公司之一切權力，以配發、發行及處理本公司股本中之額外股份，以及作出或授予行使此等權力可能需要之建議、協議及購股權；

   (b) 上文(a)段之批准下，本公司董事亦獲授權於「有關期間」內作出或授予可能須於「有關期間」結束行使該項權力之建議、協議或購股權；

NOTICE IS HEREBY GIVEN that the 2008 Annual General Meeting of Daiwa Associate Holdings Limited (the "Company") will be held at Academy Room I-II, 1/F., International Grand Stanford Hotel, 70 Mody Road, Tsimshatsui East, Kowloon, Hong Kong on Thursday, 28 August 2008 at 3:30 p.m., for the following purposes:

1. To receive and consider the audited accounts and the Reports of the Directors and independent auditor for the year ended 31 March 2008;

2. To declare a final dividend;

3. To re-elect directors and to authorise the Board of Directors to fix their remuneration;

4. To re-appoint auditors and to authorise the Board of Directors to fix their remuneration; and

5. To consider and, if thought fit, pass with or without amendments, by way of special business, the following **Ordinary Resolutions**:

   (1) "**THAT**:

   (a) subject to paragraph (c) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such power after the end of the Relevant Period;

(c) 本公司董事依據上文(a)段所授予之所發行或有條件或無條件同意發行(不論是否根據購股權或其他方式)之股本，但依據(i)供股(定義見下文)，或(ii)因本公司任何認股權證所附之認購權獲行使而發行之本公司股份，或(iii)根據本公司之購股權計劃及任何購股權計劃或類似安排授予或發行予本公司及／或其任何附屬公司僱員(包括執行董事)之股份或購入股份之權利而發行的本公司股份，或(iv)根據本公司組織章程細則，就發行及配發股份以代替本公司股份之全部或部份股息之任何以股代息計劃或類似安排而發行的本公司股份除外，該數額不得超過本決議案通過當日本公司已發行股本面值總額之20%，而所述之批准亦須以此為限；及

(c) the aggregate nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a rights issue (as hereinafter defined), or (ii) an issue of shares upon the exercise of the subscription rights attaching to any warrants which may be issued by the Company from time to time, or (iii) an issue of shares pursuant to the exercise of options granted pursuant to a share option scheme adopted by the Company under any option scheme or similar arrangement for the time being adopted for the grant or issue to employees (including executive directors) of the Company and/or any of its subsidiaries of shares or rights to acquire shares, or (iv) any scrip dividend scheme or similar arrangement providing for the allotment and issue of shares in the Company in lieu of the whole or part of a dividend on shares in the Company in accordance with the bye-laws of the Company, shall not exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of this Resolution and the said approval shall be limited accordingly; and

(d) 就本決議案而言：

「有關期間」乃指由本決議案通過之日直至下列較早時間止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司之公司組織章程細則或百慕達一九八一年公司法例或任何適用法例規定本公司召開下屆股東週年大會之期限屆滿之日；及

(d) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or the Companies Act 1981 of Bermuda or any applicable laws to be held; and

(iii) 本公司股東於股東大會上通過普通決議案予撤銷或修訂本決議案之日。

「供股」乃指本公司董事向於指定記錄日期內姓名被列入股東名冊上之股份持有人按其當時之持股量比例提呈發售本公司股份或發行購股權認購本公司股份，(惟本公司董事可就零碎股權或因任何地區之法例或認可監管機構或證券交易所之規定而產生之法律或實際問題作出其認為必須或適當取消若干股東在此方面之權利或作出其他安排)。」

(2) 「**動議**：

(a) 在下文(b)段之規限下，一般及無條件批准本公司董事於「有關期間」(定義見下文)內行使本公司之一切權力購回其本身之股份，惟須遵守及按照一切適用法例及規例、本公司之公司細則及香港聯合交易所有限公司之規定證券上市規則或任何其他證券交易所之規定不時經修訂本；

(b) 上文(a)段批准下，在有關期間內，所購回之本公司股份總面額不得超過本決議案通過當日本公司已發行股本面值總額之百分之十，而上文之批准亦須受此為限制；及

(iii) the revocation or variations of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares of the Company or issue of options to subscribe for shares of the Company open for a period fixed by the directors of the Company to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company)."

(2) "**THAT**:

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all powers of the Company to purchase its own shares, subject to and in accordance with all applicable laws and regulations, the bye-laws of the Company and/or the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company to be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this resolution and the said approval shall be limited accordingly; and

(c) 就本決議案而言，「有關期間」乃指由本決議案通過之日至下列較早之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司之公司組織章程細則或百慕達一九八一年公司法例任何適用法例規定本公司須召開下屆股東週年大會之期限屆滿之日；及

(iii) 本公司股東於股東大會上通過普通決議案予撤銷或修訂本決議案之日。」

(c) for the purposes of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or the Companies Act 1981 of Bermuda or any other applicable law to be held; and

(iii) the revocation or variations of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

(3) 「動議：

待載於大會通告內第5項第(1)及第(2)段普通決議案獲得通過後，將授予本公司董事根據載於大會通告內第5項第(1)段可行使本公司權力發行、配發及處理本公司股份之一般授權並擴大至適用於本公司自授予該項一般授權後，董事根據載於大會通告內第5項第(2)段行使購回股份之權力而購回之本公司股本中之股份面值總額，惟該數額不得超過本決議案通過當日本公司股本面值總額之10%。」

(3) "**THAT**:

conditional upon the passing of Ordinary Resolutions Nos. (1) and (2) as set out in item 5 of the notice convening this meeting, the general mandate granted to the directors of the Company to exercise the powers of the Company to allot, issue and deal with the shares in the Company pursuant to Ordinary Resolution No. (1) as set out in item 5 of the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution No. (2) as set out in item 5 of the notice convening this meeting, providing that such amount shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution."

承董事會命
公司秘書
何聚聲

香港，二零零八年七月三十日

附註：

1. 凡有權出席股東週年大會並投票之股東均可委派一位或多位代表出席大會並代其投票。受委代表毋須為本公司股東。股東填妥及交回代表委任表格後，仍可親身出席大會並投票。

2. 代表委任表格連同簽署人之授權書或其他授權文件(如有)，或經由公證人簽署證明之該等文件之副本，最遲須於大會舉行或其續會或選票(視情況而定)時間四十八小時前送達本公司香港股份過戶登記分處(雅柏勤證券登記有限公司於香港灣仔皇后大道東28號金鐘匯中心26樓)，方為有效。

3. 本公司將於二零零八年八月二十二日(星期五)至二零零八年八月二十八日(星期四)(包括首尾兩日)期間暫停辦理股份過戶登記手續。為符合獲派末期股息之資格，所有股份過戶文件連同有關股票及過戶表格，最遲須於二零零八年八月二十一日(星期四)下午四時前送達雅柏勤證券登記有限公司(地址為香港灣仔皇后大道東28號金鐘匯中心26樓)。

By order of the Board
Ho Chui Sing
Company Secretary

Hong Kong, 30 July 2008

Notes:

1. A member entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy or proxies to attend and vote on his behalf. A proxy need not be a member of the Company. Completion and return of a form of proxy will not preclude a member from attending and voting in person at the meeting.

2. In order to be valid, a form of proxy together with a power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the office of the Company's branch registrar in Hong Kong, Abacus Share Registrars Limited, 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting or poll (as the case may be).

3. The Register of Members of the Company will be closed from Friday, 22 August 2008 to Thursday, 28 August 2008, both days inclusive, during which period no transfer of shares can be registered. In order to qualify for the final dividend, all properly completed transfer forms accompanied by relevant share certificates must be lodged with Abacus Share Registrars Limited, 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:00 p.m. on Thursday, 21 August 2008.

台和商事控股有限公司
香港九龍觀塘成業街16號怡生工業中心G座11字樓
電話：852-2341 3351 電子郵址：852-2797 8275
網址：http://www.daiwahk.com 電子郵址：daiwa@daiwahk.com
股份代號：1037

DAIWA ASSOCIATE HOLDINGS LIMITED
11/F., Block G, East Sun Industrial Centre, 16 Shing Yip St., Kwun Tong, Kowloon, Hong Kong
Tel:852-2341 3351 Fax:852-2797 8275
Website:http://www.daiwahk.com E-mail: daiwa@daiwahk.com
Stock Code: 1037

DAIWA

DAIWA ASSOCIATE HOLDINGS LIMITED

合和商事控股有限公司

(Stock Code 股份代號: 1037)

中期業績報告
Interim Report
2008-09



DAIWA ASSOCIATE HOLDINGS LIMITED

11/F., Block G, East Sun Industrial Centre, 16 Shing Yip St., Kwun Tong, Kowloon, Hong Kong

Tel: 852-2341 3351 Fax: 852-2797 8275

Website: http://www.daiwahk.com E-mail: daiwa@daiwahk.com

Stock Code: 1037

INTERIM RESULTS

On behalf of the Board of Directors, I would like to present to shareholders the unaudited Interim Report of Daiwa Associate Holdings Limited (the "Company") and its subsidiaries (collectively the "Group") for the six months ended 30 September 2008. The unaudited interim accounts have been reviewed by the Company's Audit Committee.

RESULTS AND DIVIDEND

For the six months ended 30 September 2008, because of the partial disposal of its shareholding in a subsidiary resulting in ceasing the operation to be a subsidiary of the Group and becoming an associated company so that its turnover was no longer consolidated into Group's accounts, the Group's turnover was HK$867.9 million (2007: HK$1,017.6 million), representing a decrease of 14.7%. When excluding this effect, adjusted turnover for the same period in 2007 is HK$868.4 million, which is close to the turnover for the period in 2008 under review.

EBITDA (earnings before interest, tax, depreciation and amortization) for the period was HK$18.9 million (2007: HK$24 million) representing a decrease of 21.2% when compared to the last corresponding period.

Profit attributable to equity holders of the Company for the period was HK$6.3 million (2007: HK$9.5 million) which represents a decrease of 33.7% when compared to the last corresponding period. Basic earnings per share was HK2.06 cents (2007: HK3.24 cents).

INTERIM DIVIDEND

The Board of Directors has resolved to declare an interim dividend of HK0.3 cent per ordinary share payable to shareholders whose names appear on the Register of Members of the Company on Wednesday, 17 December 2008.

The interim dividend will be payable on Friday, 9 January 2009.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Wednesday, 17 December, 2008 to Tuesday, 23 December 2008, both days inclusive, during which period no transfer of shares can be registered. In order to qualify for the interim dividend, all properly completed transfer forms accompanied by relevant share certificates must be lodged with Tricor Abacus Limited, 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong for registration not later than 4:00 p.m. on Tuesday, 16 December 2008.

LIQUIDITY AND FINANCIAL RESOURCES

The Group's net current assets amounted to HK$197.7 million (31 March 2008: HK$189.1 million) and the shareholders' funds were HK$391.3 million at 30 September 2008 (31 March 2008: HK$387.7 million). The total amount of loans and finance lease was HK$250.8 million (31 March 2008: HK$218.9 million) and the net gearing ratio, which is defined as the borrowings after netting off of cash and cash equivalents, to shareholders' funds was 0.36. The cash and bank balances were HK$109.9 million (31 March 2008: HK$103.4 million).

At 30 September 2008, total available banking facilities of the Group were approximately HK$328.5 million, of which HK$47 million was available for use. Finance lease obligations outstanding on the same date amounted to HK$1.8 million.

The Group's assets were mostly financed by shareholders' funds, trade payables and bank borrowings. Trade payables and short term loans are repayable within one year. Long term borrowings are repayable between two to five years. The borrowings, cash and cash equivalents were mainly denominated in Hong Kong dollars, US dollars, Canadian dollars, Renminbi or Japanese Yen. The Group had entered into foreign currency forward contracts with banks to hedge certain future foreign currency trade liabilities. The Group's borrowings were bearing interest at floating rates.

BUSINESS REVIEW AND PROSPECT

The Group is mainly engaged in four major businesses, namely:

— Electronic Components Distribution and Manufacturing;

— EMS (Contract Electronic Manufacturing Services);

— Consumer Electronics; and

— Personal Computer Distribution.

Due to the preparation to cope with the adverse effect caused by the financial tsunami, the Management decided to reserve more financial resources by cutting down inventory levels, eliminating low margin business, investing less in the future 18 months of developments and eliminating the bad debt risk by cutting down the long outstanding habit customers, turnover of this reported period has been fairly trimmed down.

Even under the contingency planning, the Management is happy to see that business in the segment of EMS and Distribution of Electronic Components kept growing.

ELECTRONIC COMPONENTS — DISTRIBUTION AND MANUFACTURING

For the half year ended 30 September 2008, despite the adverse marketing environment, turnover of this business segment was risen to HK$501.9 million, representing a growth of 19% when compared with the same period of last year (2007: HK$422.9 million).

As the result of successful penetration in the second tier brand mobile phone solutions in China, together with the steady market in the core electronic components distribution, the Group successfully ranked as Toshiba's biggest distributor in the reported period. Turnover in Freescale, Onsemi, and Silicon Lab maintained fairly growth.

Beijing, Shanghai and Shenzhen sales divisions kept on playing an important role. The Group prepared to open a new sales office in Chengdu, PRC.

EMS (CONTRACT ELECTRONIC MANUFACTURING SERVICE)

Coping with the financial crisis, the Group started to consolidate the low profit making investments to reduce the Group's management involvement and funding. Prior to the period under review, the Group had disposed part of its shareholding interest in a Japan subsidiary of loudspeaker manufacturing resulting in ceasing the operation to be a subsidiary of the Group and becoming an associated company. Accordingly the said company was no longer consolidated in the Group's accounts, giving rise to the substantial reduction in turnover in this segment.

The EMS business so recorded reflected a turnover of HK$119.7 million (2007: HK$272.5 million), representing a decrease of 56%.

Exclude the above stated effect, turnover of the core EMS business grew steadily by 6%. The engineering investment in this segment in previous years started gaining recognition from renowned customers. The Group was approved as one of the few manufacturers in Wide-Band Combiners, crucial parts in mobile phone base stations. The Management believed that this production would bring in reasonable contribution in the coming year.

CONSUMER ELECTRONICS MANUFACTURING

In the reported period, although there were substantial opportunities of gaining new orders, the Group was cautious on the continuous escalating material cost and labor cost. The Group therefore had continued its strategy of eliminating low profit margin products and keeping the Group from the risk of big losses.

Turnover of this segment was HK$73.7 million (2007: HK$110.5 million), representing a decrease of 33% when comparing with last reported period.

Even facing the negative contribution of this segment of business, the Group had successfully developed new models of higher profit margin products such as internet radio, iPod docking boom boxes, multi-interface mini compo hi-fi as well as projection clocks. The Group had also developed solutions to enter into the new market of cordless DECT phones.

PERSONAL COMPUTER DISTRIBUTION

Business in this segment mainly comes from the distribution of personal computer system and parts in Canada. As a result of the economic decline in North America, turnover of this business segment was HK$172.6 million in the reporting period, representing a decrease of 19% when compared with the same period of last year (2007: HK$211.7 million).

To compensate the slow business in this segment, Canada office had successful launched into the market of memory devices and memory cards. Together with the support from Microsoft in distribution of software, the impact of finance tsunami would be lessened.

FUTURE PROSPECT

The recent financial tsunami has caused an adverse ripple effect across the financial markets and the global economy. Economic downturn and credit crunch have dampened consumer purchases and business outlook. Drawing experience in dealing with challenges in the past, the Group has exercised extra prudence on managing its trade receivables, inventory and liquidity. Tied up funding across the operation level of the Group has been well planned to reduce month by month and keeps adequate cash on hand to prepare for the adverse situation of finance resources.

The distribution segment of electronic components of the Group is in the upper stream of electronic products which can have an earlier sensitivity to the slowdown of market. Before the beginning of the finance tsunami, the Group has already had a contingency plan to shrink down the size of capital investment and new product development.

To eliminate the negative impact of profit contribution in the segment of consumer electronics, the size of operation will be shrunk. Yet, the Group keeps on fetching the harvest of R&D in previous years. Together with the excitement of positive feedback from customers on the newly developed new models with better profit margins, this operation is expected to be small but healthy.

To keep the Group safe from potential bad-debts in the present situations, most of the account receivables of big customers are secured by credit insurances as well as by standby L/C.

As a conclusion, the Management is confident that the Group will maintain a fair profit and good cash flow status.

EMPLOYEES

At 30 September 2008, the Group employed a total of approximately 4,500 employees (2007: 6,000 employees) located in Hong Kong, Canada and PRC. Sales personnel are remunerated by salaries and incentives scheme. General staff are offered year-end discretionary bonus. The Group also provides ORSO Scheme or Mandatory Provident Fund Scheme and medical benefits to all Hong Kong employees.

Pursuant to the terms and conditions of share option scheme adopted by the Company on 18 August 2005, the Group may grant share options to Directors and eligible employees. Up to 30 September 2008, no share options had been granted to employees.

Condensed Consolidated Income Statement

For the six months ended 30 September 2008

	Note	Unaudited Six months ended 30 September 2008 HK$'000	2007 HK$'000
Turnover	2	**867,903**	1,017,599
Cost of sales		**(780,510)**	(916,937)
Gross profit		**87,393**	100,662
Other income		**381**	2,384
Selling and distribution expenses		**(10,984)**	(14,865)
General and administrative expenses		**(66,392)**	(71,489)
Operating profit	3	**10,398**	16,692
Finance costs		**(3,363)**	(4,520)
Profit before income tax		**7,035**	12,172
Income tax expense	4	**(1,490)**	(2,897)
Profit for the period		**5,545**	9,275
Attributable to:			
Equity holders of the Company		**6,250**	9,520
Minority interests		**(705)**	(245)
		5,545	9,275
Dividends	6	**911**	3,038
Earnings per share for profit attributable to equity holders of the Company			
— Basic	7	**HK 2.06 cents**	HK 3.24 cents
— Diluted	7	**HK 1.98 cents**	HK 3.16 cents

The notes are integral part of these financial statements.

As at 30 September 2008

	Note	30 September 2008 Unaudited HK$'000	31 March 2008 Audited HK$'000
Non-current assets			
Goodwill	8	**27,042**	28,199
Property, plant and equipment	8	**189,424**	194,544
Leasehold land and land use rights		**24,914**	25,208
Interest in a jointly controlled entity		**1**	1
Deferred income tax assets	5	**381**	1,386
Available-for-sale financial assets		**214**	319
Other assets		**710**	710
		242,686	250,367
Current assets			
Inventories		**252,438**	238,574
Trade and notes receivables	9	**225,648**	185,589
Amount due from an associated company		**18,956**	17,637
Prepayments, deposits and other receivables		**14,621**	15,347
Cash and cash equivalents		**109,927**	103,388
		621,590	560,535
Total assets		**864,276**	810,902
Equity			
Capital and reserves attributable to equity holders of the Company			
Share capital	12	**30,379**	30,423
Reserves		**360,943**	357,340
		391,322	387,763
Minority interests		**176**	881
Total equity		**391,498**	388,644
Non-current liabilities			
Borrowings	11	**44,406**	45,346
Deferred income tax liabilities	5	**4,467**	5,480
		48,873	50,826
Current liabilities			
Borrowings	11	**206,366**	173,567
Trade payables	10	**193,598**	161,071
Accruals and other payables		**21,403**	28,272
Taxation payable		**664**	2,243
Derivative financial instruments		**1,874**	6,279
		423,905	371,432
Total liabilities		**472,778**	422,258
Total equity and liabilities		**864,276**	810,902
Net current assets		**197,685**	189,103
Total assets less current liabilities		**440,371**	439,470

The notes are integral part of these financial statements.

Condensed Consolidated Cash Flow Statement

For the six months ended 30 September 2008

	Unaudited Six months ended 30 September 2008 HK$'000	2007 HK$'000
Net cash (outflow)/inflow from operating activities	**(15,855)**	8,806
Net cash (outflow) from investing activities	**(8,719)**	(14,022)
Net cash inflow from financing activities	**30,911**	21,462
Net increase in cash and cash equivalents	**6,337**	16,246
Cash and cash equivalents at 1 April	**103,388**	93,432
Effect of foreign exchange rate changes	**202**	2,151
Cash and cash equivalents at 30 September	**109,927**	111,829
Analysis of balances of cash and cash equivalents		
Cash and bank balances	**109,927**	111,829

The notes are integral part of these financial statements.

	Unaudited										
	Attributable to shareholders of the Company										
	Share capital HK$'000	Share premium HK$'000	Capital reserves HK$'000	Share redemption reserve HK$'000	Cumulative translation adjustments HK$'000	Statutory reserves HK$'000	Available-for-sale financial assets revaluation reserve HK$'000	Retained earnings HK$'000	Total HK$'000	Minority interest HK$'000	Total HK$'000
At 1 April 2007	27,814	208,080	41,201	1,050	2,684	90	1,046	90,284	370,249	1,187	371,436
Currency translation differences	–	–	–	–	6,144	–	–	–	6,144	–	6,144
Profit for the period	–	–	–	–	–	–	–	9,520	9,520	(245)	9,275
Issue of new shares	2,586	6,975	–	–	–	–	–	–	11,561	–	11,561
Gain on revaluation of available-for-sale financial assets	–	–	–	–	–	–	467	–	467	–	467
Purchase of own shares	(18)	(95)	–	113	–	–	–	(113)	(113)	–	(113)
Final dividend paid for 2007	–	–	–	–	–	–	–	(4,557)	(4,557)	–	(4,557)
At 30 September 2007	30,382	214,960	41,201	1,163	8,828	90	1,513	95,134	393,271	942	394,213
At 1 April 2008	30,423	215,121	41,201	1,164	9,790	90	508	89,466	387,763	881	388,644
Currency translation differences	–	–	–	–	(1,638)	–	–	–	(1,638)	–	(1,638)
Profit for the period	–	–	–	–	–	–	–	6,250	6,250	(705)	5,545
Loss on revaluation of available-for-sale financial assets	–	–	–	–	–	–	(105)	–	(105)	–	(105)
Purchase of own shares	(44)	(143)	–	187	–	–	–	(187)	(187)	–	(187)
Final dividend paid for 2008	–	–	–	–	–	–	–	(761)	(761)	–	(761)
At 30 September 2008	30,379	214,978	41,201	1,351	8,152	90	403	94,768	391,322	176	391,498

The notes are integral part of these financial statements.

1. **Basis of preparation and accounting policies**

This unaudited condensed consolidated financial information has been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants.

This interim financial report should be read in conjunction with the annual financial statements for the year ended 31 March 2008.

The accounting policies and methods of computation used in the preparation of this interim financial report are consistent with those used in the annual financial statements for the year ended 31 March 2008, except that the Group has changed certain of its accounting policies following its adoption of new/revised Hong Kong Financial Reporting Standards ("HKFRS") and HKAS (collectively referred to as the "New HKFRSs"), which have become effective for accounting periods beginning on or after 1 April 2008. The applicable New HKFRSs adopted in this interim financial report are set out below.

HK(IFRIC)-Int 12	Service Concession Arrangements
HK(IFRIC)-Int 14	HKAS 19 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

The adoption of the above new standard, amendment and interpretations has no material impact on the condensed consolidated interim financial information of the Group.

The following new standards and interpretations have been issued by the HKICPA but are not effective for financial year ending 31 March 2009 and have not been early adopted:

HKAS 1 (Revised)	Presentation of Financial Statements
HKAS 32 (Amendment)	Financial Instruments: Presentation
HKFRS 2 (Amendment)	Share Based Payment
HKFRS 3 (Revised)	Business Combinations
HKFRS 8	Operating Segments
HK(IFRIC)-Int 13	Customer Loyalty Programmes
HKAS 23 (Revised)	Borrowing Costs

2. **Turnover and segment information**

The Group is principally engaged in the design, development, manufacturing and distribution of electronic components, contract electronic manufacturing service and consumer electronics, and the distribution of personal computers.

An analysis of the Group's turnover and contribution to operating profit by business segments and geographical segments for the period is as follows:

(a) ***Primary reporting format — business segments:***

	Manufacturing and distribution of electronic components Six months ended 30 September		Contract electronic manufacturing service and consumer electronics Six months ended 30 September		Distribution of personal computer Six months ended 30 September		Eliminations Six months ended 30 September		Group Six months ended 30 September	
	2008	2007	**2008**	2007	**2008**	2007	**2008**	2007	**2008**	2007
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*
Turnover										
External sales	**501,927**	422,932	**193,364**	382,978	**172,612**	211,689				
Inter-segment sales	**405**	160	**—**	—	**—**	—	**(405)**	(160)		
	502,332	423,092	**193,364**	382,978	**172,612**	211,689	**(405)**	(160)	**867,903**	1,017,599
Segments results	**15,722**	11,176	**1,056**	7,194	**1,710**	5,182			**18,488**	23,552
Unallocated income									**381**	1,066
Unallocated expenses									**(8,471)**	(7,946)
Finance costs									**(3,363)**	(4,520)
Profit before income tax									**7,035**	12,172
Income tax expense									**(1,490)**	(2,597)
Profit for the period									**5,545**	9,275
Profit attributable to equity holders									**6,250**	9,520
Minority interests									**(705)**	(245)
									5,545	9,275

(b) ***Secondary reporting format — geographical segments:***

	Turnover Six months ended 30 September	
	2008	2007
	HK$'000	*HK$'000*
Hong Kong and Mainland China	**489,405**	412,549
North America	**237,809**	320,558
Europe	**117,821**	105,553
Japan	**10,346**	166,916
Other Asian countries	**12,522**	12,023
	867,903	1,017,599

3. **Operating profit**

Operating profit is stated after charging and crediting the following:

	Six months ended 30 September	
	2008	2007
	HK$'000	*HK$'000*
Charging:		
Depreciation and amortisation of non-current assets	**8,597**	8,045
Provision for bad and doubtful debts	**1,190**	321
Crediting:		
Interest income	**132**	740

4. **Income tax expense**

The Company is exempted from taxation in Bermuda. Hong Kong profits tax has been provided at the rate of 16.5% (2007: 17.5%) on the estimated assessable profits arising in or derived from Hong Kong. Companies established and operate in Mainland China are subject to Mainland China enterprise income tax at the rate of 25% to 33% (2007: 15% to 33%). Companies established and operate in Canada are subject to Canadian income tax at the rate of 35% (2007: 36%).

The amount of taxation charged to the condensed consolidated income statement represents:

	Six months ended 30 September 2008 HK$'000	2007 HK$'000
Current taxation:		
— Hong Kong profits tax	232	630
— Mainland China enterprise income tax	1,038	1,052
— Canadian income tax	228	1,221
	1,498	2,903
Deferred tax relating to the origination and reversal of temporary differences	(8)	(6)
	1,490	2,897

5. **Deferred income tax**

Deferred income tax are calculated in full on temporary differences under the liability method using a principal taxation rate of 16.5% (2007: 17.5%).

The movement on the Group's deferred income tax assets and liabilities are as follows:

	Six months ended 30 September 2008 HK$'000	Year ended 31 March 2008 HK$'000
Deferred income tax assets		
Opening balance	1,541	1,150
(Charged)/credited to income statement *(Note 4)*	(430)	391
Closing balance	1,111	1,541
Deferred income tax liabilities		
Opening balance	5,635	5,464
(Credited)/charged to income statement *(Note 4)*	(438)	769
Disposal of subsidiaries	—	(598)
Closing balance	5,197	5,635

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the condensed consolidated balance sheet.

	30 September 2008 HK$'000	31 March 2008 HK$'000
Deferred income tax assets	381	1,386
Deferred income tax liabilities	(4,467)	(5,480)
Net deferred income tax liabilities	(4,086)	(4,094)

6. **Dividends**

	Six months ended 30 September 2008 HK$'000	2007 HK$'000
2007/2008 Final dividend, paid, of HK$0.0025 (2006/2007 final paid: HK$0.015) per ordinary share *(Note (i))*	761	4,557
2008/2009 Interim dividend of HK$0.003 (2007/2008: HK$0.01) per ordinary share, declared on 27 November 2008 *(Note (ii))*	911	3,038
	1,672	7,595

6. **Dividends** *(continued)*

Note (i): At a meeting held on 30 July 2008 the directors proposed a final dividend of HK$0.0025 per ordinary share for the year ended 31 March 2008, which was paid on 10 September 2008.

Note (ii): At a meeting held on 27 November 2008 the directors resolved to declare an interim dividend of HK$0.003 per ordinary share for the six months ended 30 September 2008. The interim dividend has been reflected as an appropriation of retained earnings for the six months ended 30 September 2008.

7. **Earnings per share**

The calculation of basic and diluted earnings per share are based on the Group's profit attributable to shareholders of HK$6,250,000 (2007: HK$9,520,000).

The basic earnings per share is based on the weighted average of 304,104,835 (2007: 294,180,669) ordinary shares in issue during the period. The diluted earnings per share is based on 314,618,474 (2007: 301,239,333) ordinary shares which is the weighted average number of ordinary shares in issue during the period plus the weighted average of ordinary shares deemded to be issued at fair value as exercise of all outstanding share warrants.

8. **Capital expenditure**

For six months ended 30 September 2008

	Goodwill *HK$'000*	Property, plant and equipment *HK$'000*
Opening net book value	28,199	194,544
Exchange difference	(1,157)	302
Additions	—	2,983
Disposals	—	(102)
Depreciation/amortisation charge	—	(8,303)
Closing net book value	27,042	189,424

9. **Trade and notes receivables**

Trade receivables and their ageing analysis is as follows:

	30 September 2008 *HK$'000*	31 March 2008 *HK$'000*
Less than 60 days	148,242	107,794
60 to 119 days	56,815	40,041
120 days or more	14,495	14,514
	219,552	162,349
Less: provision for impairment	1,213	1,973
	218,339	160,376
Notes receivable	7,309	25,213
	225,648	185,589

Majority of the Group's sales are made on open account, with credit terms generally ranging from 30 days to 60 days.

10. **Trade payables**

Trade payables and their ageing analysis is as follows:

	30 September 2008 *HK$'000*	31 March 2008 *HK$'000*
Less than 60 days	164,708	141,349
60 to 119 days	25,596	14,631
120 days or more	3,294	5,091
	193,598	161,071

11. **Borrowings**

	30 September 2008 HK$'000	31 March 2008 HK$'000
Obligations under finance leases	**1,782**	2,474
Bank borrowings	**92,908**	79,668
Trust receipts bank loans	**156,082**	136,771
Total amounts payable	**250,772**	218,913
Less: Current portion	**206,366**	173,567
Long-term portion	**44,406**	45,346

12. **Share capital**

	Number of Ordinary Shares	HK$'000
Authorised:		
Ordinary shares of HK$0.10 each		
At 1 April 2008 and 30 September 2008	**1,000,000,000**	**100,000**
Issued and fully paid:		
Ordinary shares of HK$0.10 each		
At 1 April 2008	**304,231,373**	**30,423**
Purchase of own shares	**(438,000)**	**(44)**
At 30 September 2008	**303,793,373**	**30,379**

13. **Commitments**

Operating lease commitments

At 30 September 2008, the Group had total future aggregate minimum lease payments under operating leases as follows:

	30 September 2008 HK$'000	31 March 2008 HK$'000
Within one year	**9,937**	6,095
In the second to fifth year inclusive	**12,583**	5,899
	22,520	11,994

14. Financial Risk Management

14.1 Financial risk factors

The Group's activities expose it to a variety of financial risks: foreign exchange risk, price risk, credit risk, liquidity risk, and cash flow and fair value interest-rate risk.

Management regularly monitors the financial risks of the Group. Because of the simplicity of the financial structure and the current operations of the Group, no major hedging activities are undertaken by management.

(a) *Foreign exchange risk*

The Group are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to United States dollar, Canadian dollars, Chinese Renminbi and Japanese Yen. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations. The Group uses certain foreign exchange contracts to manage foreign exchange exposure.

(b) *Price risk*

The Group is exposed to equity securities price risk because investments held by the Group are classified on the consolidated balance sheet as available-for-sale financial assets and carry at fair value. The Group is not exposed to commodity price risk.

(c) *Credit risk*

The Group has no significant concentrations of credit risk. It has policies in place to ensure that sales are made to customers with an appropriate credit history. The Group has policies that limit the amount of credit exposure to any financial assets.

(d) *Liquidity risk*

The Group maintains sufficient cash and credit lines to meet its liquidity requirements.

(e) *Cash flow and fair value interest-rate risk*

The Group's interest rate risk mainly arises from bank balances and bank borrowings. This risk is managed through the maintenance of a proper portfolio of deposit and debt.

14.2 Fair value estimation

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price. The fair value of derivative financial instruments that are not traded in an active market (for example, over-the counter derivatives) is determined by using valuation techniques. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

The nominal value less estimated credit adjustments of trade receivables and trade payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY ASSOCIATED CORPORATION

At 30 September 2008, the interests and short positions of the directors and the chief executives of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept by the Company under section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") contained in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") were as follows:—

(a) Long position in shares and warrants of the Company

	Unlisted Warrants		Number of issued ordinary shares/underlying shares attached to derivatives Ordinary shares in issued						
Name of directors	Corporate interests	Notes	Personal interests	Notes	Corporate interests	Notes	Other interests	Total interests	Percentage
Mr. LAU Tak Wan	7.862.368	2	6.537,141	1	147.706.499	2 & 3 & 4	1.142.854	155.366,494	51.15%
Ms. CHAN Yuen Mei, Pinky	7.862.388	2	4.022.854	1	147.706.499	2 & 3 & 4	3,657,141	155.386.494	51.15%
Mr. WAN Chor Fai	—		50.000		—		—	50.000	0.02%
Mr. Barry John BUTTIFANT	—		500.000		—		—	500.000	0.16%

Notes:

1. 2.880.000 shares in the Company were jointly held by Mr. Lau Tak Wan ("Mr. Lau") and Ms. Chan Yuen Mei, Pinky ("Ms. Chan"), the spouse of Mr. Lau.

2. 7.862.388 warrants and 74,431,436 shares in the Company were beneficially owned by China Capital Holdings Investment Ltd ("China Capital"). The issued share capital of China Capital is 60% owned by Mr. Lau, and 40% owned by Ms. Chan.

3. 60.918.396 shares in the Company were beneficially owned by Leading Trade Ltd ("Leading Trade"). The issue share capital of Leading Trade is 50% owned by Mr. Lau and 50% owned by Ms. Chan.

4. 12.356.667 shares in the Company were beneficially owned by Cyber Concept Limited ("Cyber Concept"). The issued share capital of Cyber Concept is 50% owned by Mr. Lau and 50% owned by Ms. Chan.

(b) Long position in shares of associated corporations of the Company

Dominion International Limited, which is 50% owned by Mr. Lau Tak Wan, and 50% owned by Ms. Chan Yuen Mei, Pinky:

	Number of non-voting deferred shares held
Cosmos Wires and Connectors Manufacturing Limited	50,000
Westpac Digital Limited	1
Vastpoint Industrial Limited	455,000
Daiwa Associate (H.K.) Limited	1,500,000

In addition, each of Mr. Lau and Ms. Chan beneficially owns 140,000 and 10.000 non-voting deferred shares respectively in Cosmotec Precision Industrial Limited.

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY ASSOCIATED CORPORATION *(continued)*

Save as disclosed above, as at 30 September 2008, none of the directors, chief executives of the Company or their associates had any interests or short positions in any shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by directors of Listed Issuers in the Listing Rules.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Save as disclosed under the heading of "DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY ASSOCIATED CORPORATION" above, at no time during the period was the Company or any of its subsidiaries a party to any arrangement to enable the directors and chief executives of the Company to acquire benefits by means of the acquisition of shares, underlying shares or debentures in the Company or its associated corporations.

SHARE OPTION SCHEMES

On 18 August 2005, the Company adopted a new share option scheme (the "New Scheme") in compliance with Chapter 17 of the Listing Rules, which replaced the old share option scheme (the "Old Scheme") in force previously. As at 30 September 2008, the Company did not grant any options under the New Scheme and no share options were outstanding under the Old Scheme.

INTERESTS OF SUBSTANTIAL SHAREHOLDERS

As at 30 September 2008, to the best knowledge of the directors, the following parties (other than a director or chief executive of the Company) were recorded in the register kept by the Company under section 336 of the SFO as being directly or indirectly interested in 5% or more of the issued share capital and warrants of the Company.

Interests in the shares and warrants of the Company

	Note	Number of ordinary shares held	Interest in underlying shares — unlisted warrants	% of the total issued shares
Leading Trade Limited	*1*	60,918,396	—	20.05%
China Capital Holdings Investment Ltd	*2*	74,431,436	7,862,368	27.09%
South China Holdings Limited		36,502,198	—	12.02%

Notes:

1. Leading Trade Limited is 50% owned by Mr. Lau Tak Wan and 50% owned by Ms. Chan Yuen Mei, Pinky. Accordingly, Leading Trade Limited, Mr. Lau and Ms. Chan were deemed by SFO to be interested in 60,918,396, 163,248,882 and 163,248,882 shares of the Company.

2. China Capital Holdings Investment Limited is 60% owned by Mr. Lau Tak Wan and 40% owned by Ms. Chan Yuen Mei, Pinky. Accordingly, China Capital Holdings Investment Limited, Mr. Lau and Ms. Chan were deemed by SFO to be interested in 74,431,436, 163,248,882 and 163,248,882 shares of the Company respectively.

Save as disclosed above, the Company has not been notified of any other interest representing 5% or more of the issued share capital of the Company and recorded in the register of Substantial Shareholders maintained under Section 336 of the SFO as at 30 September 2008.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the code provisions as set out in the Code on Corporate Governance Practices (the "Code") contained in Appendix 14 to the Listing Rules throughout the six months ended 30 September 2008, save for the following deviations:

Code Provision A.2.1

Under this code provision, the roles of the chairman and chief executive officer should be separated and should not be performed by the same individual.

Mr. Lau Tak Wan is the Chairman of the Board and the president of the Company. In the opinion of the Board, the role of the president and the chief executive officer is the same. The Board considers that the present structure provides the Group with strong and consistent leadership and allows for efficient and effective business planning and execution. Hence, the Board believes that it is in the best interest of the shareholders of the Company that Mr. Lau Tak Wan will continue to assume the roles of the Chairman of the Board and the president of the Company. However, the Company will review the current structure as and when it becomes appropriate in future.

Code Provision A.4.1

Under this code provision, non-executive directors should be appointed for a specific term and subject to re-election.

None of the existing non-executive directors of the Company is appointed for a specific term. However, relevant amendments to the Company's bye-laws were proposed and approved by the shareholders at the annual general meeting of the Company held on 1 September 2006, that all directors of the Company (whether appointed for specific terms or not) shall retire from office by rotation at least once every three years. As such, the Company considers that sufficient measures have been taken to ensure that the Company's corporate governance practices are no less exacting than those in the Code.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules as its code of conduct regarding directors' securities transactions. Having made specific enquiry of all directors, the directors have confirmed compliance with the required standard set out in the Model Code as provided in Appendix 10 of the Listing Rules for the six months ended 30 September 2008.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including a review of the unaudited interim condensed accounts for the six months ended 30 September 2008 with the directors.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the six months ended 30 September 2008, the Company purchased a total of 438,000 shares of HK$0.10 each of the Company in the range from HK$0.375 to HK$0.450 for a total consideration of HK$186,260 on The Stock Exchange of Hong Kong Limited, all of which shares were subsequently cancelled.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold and redeemed any of the Company's listed securities during the six months ended 30 September 2008.

By Order of the Board
LAU Tak Wan
President

Hong Kong, 27 November 2008

中期業績

本人謹代表台和商事控股有限公司(本公司)及其附屬公司(統稱為本集團)向各股東提呈截至二零零八年九月三十日止六個月之未經審計中期業績報告。此未經審計中期報告已經本公司審計委員會審閱。

業績及股息

於二零零八年九月三十日止六個月，由於集團出售一家附屬公司的部分股權，引致此公司由附屬公司變更為聯營公司，該公司的營業額因而不再包含在本集團綜合帳目內，故此，本期集團之營業額為八億六千七百九十萬港元(二零零七年：十億一千七百六十萬港元)，減少百分之十四點七。但如撇除此因素，二零零七年同期營業額可調整為八億六千八百四十萬港元，則與二零零八年本期營業額相若。

期內EBITDA(即扣除利息支出、税項、折舊及攤銷支出前溢利)為一千八百九十萬港元(二零零七年：二千四百萬港元)，比去年同期減少百分之二十一點二。

本期股東應佔溢利為六百三十萬港元(二零零七年：九百五十萬港元)，比去年同期減少百分之三十三點七。每股基本盈利為2.06港仙(二零零七年：3.24港仙)。

中期股息

董事會議決向於二零零八年十二月十七日(星期三)名列本公司股東名冊之股東宣佈派發中期股息每普通股0.3港仙，以現金方式支付。

中期股息將於二零零九年一月九日(星期五)派發。

暫停辦理股份過戶登記

本公司將於二零零八年十二月十七日(星期三)至二零零八年十二月二十三日(星期二)(包括首尾兩日)期間暫停辦理股份過戶登記手續。為符合獲派中期股息之資格，所有股份過戶文件連同有關股票及過戶表格，最遲須於二零零八年十二月十六日(星期二)下午四時前送達卓佳雅柏勤有限公司(地址為香港灣仔皇后大道東28號金鐘匯中心26樓)。

流動資金及財務資源

於二零零八年九月三十日，本集團之流動資產淨值達一億九千七百七十萬港元(二零零八年三月三十一日：一億八千九百一十萬港元)，而股東資本為三億九千一百三十萬港元(二零零八年三月三十一日：三億八千七百七十萬港元)。貸款與融資租約承擔總額約二億五千零八十萬港元(二零零八年三月三十一日：二億一千八百九十萬港元)，而淨資本負債比率(即借貸總額減去現金及現金等額後除以股東資金)為0.36。現金及銀行結餘為一億零九百九十萬港元(二零零八年三月三十一日：一億零三百四十萬港元)。

於二零零八年九月三十日，本集團所獲之總銀行信貸額約三億二千八百五十萬港元，而仍可動用之信貸額為四千七百萬港元。在同日融資租約承擔為一百八十萬港元。

本集團之資產融資主要由股東資金、應付營業賬項及銀行借貸組成。應付營業賬項及短期銀行借貸需於一年內償還，而長期銀行借貸需於二年至五年內償還。借貸、現金及現金等額主要以港元、美元、加拿大元、人民幣或日圓為單位。本集團使用外幣遠期合約以對沖某些外幣應付款。集團之貸款均按浮動息率計算。

業務回顧及前景

本集團主要致力於以下四項主要業務：

— 電子元器件 — 經銷及製造業務；

— 合約電子專業生產服務(EMS)；

— 電子消費產品業務；及

— 個人電腦經銷業務。

由於準備面對金融海嘯引發之負面影響，管理層決定減低存貨水平、減少低利潤之業務項目以保存財務資源、在未來十八個月減少新投資金額、與及收緊一些長期拖欠貨款客户之商業信貸額度致降低壞帳風險，故此，本期內營業額略為減低。

即使在未雨綢繆的情況下，集團仍欣然在合約電子專業生產服務及電子元器件經銷兩方面業務有繼續之增長。

電子元器件 — 經銷及製造業務

雖然市場環境欠佳，二零零八年九月三十日止半年期間，此部份營業額仍增長至五億零一百九十萬港元(二零零七年：四億二千二百九十萬港元)，比去年同期增加百分之十九。

在期內，集團已成功滲進中國二線手機品牌之設計方案，而核心電子元器件經銷之業務則保持平穩；在此期間，集團位居東芝電子之最高經銷商排名榜首。其他銷售品牌如Freescale、安森美、Silicon Lab，營業額亦有平穩之增長。

北京、上海及深圳之銷售部繼續扮演着重要之經銷角色，集團亦將於成都設立新銷售辦事處。

合約電子專業生產服務(EMS)

面對金融危機，集團開始減少低利潤回報之投資，並減少對其之管理參與及資金之支持。在本報告期前，集團出售了一家位於日本生產喇叭組件之附屬公司部份股權，令此公司由此從附屬公司變更為聯營公司。因此，所述公司帳目本期不再包含於集團綜合財務報表中，此部份營業額因而相應顯著減少。

合約電子專業生產服務營業額錄得一億一千九百七十萬港元(二零零七年：二億七千二百五十萬港元)，比去年同期減少百分之五十六。

減除上述之影響，集團核心EMS業務營業額平穩增長了百分之六。在前期技術開發上之投資，在本期開始獲得國際知名客户之賞識，集團已被認許作為生產移動通訊網站中的主要部件 — 寬頻信號混合器之少數生產商之一。管理層相信這項目於來年會有合理回報。

電子消費產品製造業務

雖然在本期中有眾多機會獲取新訂單，集團對原材料價格及工資的持續上升有所警剔。集團因此繼續致力實行削減低利潤產品的策略，以迴避嚴重虧損之風險。

此部份之營業額為七千三百七十萬港元(二零零七年：一億一千零五十萬港元)，比去年同期減少百分之三十三。

此項業務縱使利潤欠佳，本集團成功開發利潤較高之新產品如互聯網收音機、配合iPod使用的音響擴座，結合多媒體介面的微型音響組合和投影鬧鐘。集團亦已成功開發室內無線電話DECT phones之方案，從而可開拓有關之新市場。

個人電腦經銷業務

此部份業績主要來自加拿大的個人電腦系統及零件分銷業務。由於北美洲經濟不景氣，導致期內營業額為一億七千二百六十萬港元(二零零七年：二億一千一百七十萬港元)，比去年同期減少百分之十九。

為對抗業務低潮，加拿大經銷業務成功推出銷售記憶裝置和記憶咭。加上微軟公司對軟件經銷業務的支持，使金融海嘯之影響因而將會減少。

業務前景

近期金融海嘯使金融市場以致全球經濟帶來不利連鎖反應，經濟衰退及信貸收縮衝擊消費購買力及業務前景。集團吸收過去面對挑戰之經驗。於應收營業賬項、庫存及流動資金方面，已作出較嚴格及謹慎的管理。集團亦已妥善計劃按月減低各營運部份的佔用資金，並保留足夠現金面對最差的融資環境。

電子元器件乃上游電子產品，集團經銷此類產品可於早期感到市場放緩。早於金融海嘯前，集團早已減少投資及新產品開發之應變計劃。

為減除電子消費產品業務對利潤的負面影響，集團將會縮減此營運規模。集團過往多年所研發之較高利潤產品、現已逐收獲期。客戶對此新產品之反應甚為積極，故預期此業務縮減後可保持健康發展。

為使本集團不受目前情況所帶來可能壞帳之影響，大部份大客户之應收帳款已受信貸保險或備用擔保信用狀保障。

總結來說，管理層預期本集團可維持合理利潤及維持良好現金流量。

員工

於二零零八年九月三十日，本集團於香港、加拿大及國內共聘請了約四千五百名員工(二零零七年：六千名)。業務員之薪酬包括工資及佣金，一般僱員可享有年終花紅。集團亦提供公積金或強積金及醫療福利給予所有香港員工。

根據本公司於二零零五年八月十八日採納之購股權計劃，集團可授予購股權給公司董事及符合要求的僱員。截至二零零八年九月三十日，沒有僱員獲授予購股權。

二零零八年九月三十日止六個月

	附註	未經審核 截至九月三十日止六個月 二零零八年 千港元	 二零零七年 千港元
營業額	2	**867,903**	1,017,599
銷售成本		**(780,510)**	(916,937)
毛利		**87,393**	100,662
其他收益		**381**	2,384
銷售及經銷開支		**(10,984)**	(14,865)
一般及行政開支		**(66,392)**	(71,489)
經營溢利	3	**10,398**	16,692
融資成本		**(3,363)**	(4,520)
除稅前溢利		**7,035**	12,172
利得稅開支	4	**(1,490)**	(2,897)
期內溢利		**5,545**	9,275
應佔溢利：			
本公司權益持有人		**6,250**	9,520
少數股東權益		**(705)**	(245)
		5,545	9,275
中期股息	6	**911**	3,038
本公司權益持有人應佔每股盈利			
一 基本	7	**2.06港仙**	3.24港仙
一 攤薄	7	**1.98港仙**	3.16港仙

附註為財務報表之整體部份。

簡明綜合資產負債表

於二零零八年九月三十日

	附註	未經審核 二零零八年 九月三十日 千港元	經審核 二零零八年 三月三十一日 千港元
非流動資產			
商譽	8	**27,042**	28,199
物業、機器及設備	8	**189,424**	194,544
租賃土地及土地使用權		**24,914**	25,208
共同控制實體權益		**1**	1
遞延所得稅資產	5	**381**	1,386
可供出售財務資產		**214**	319
其他資產		**710**	710
		242,686	250,367
流動資產			
存貨		**252,438**	238,574
應收營業賬項及應收票據	9	**225,648**	185,589
應收聯營公司款項		**18,956**	17,637
預付款項、按金及其他應收款項		**14,621**	15,347
現金及現金等額		**109,927**	103,388
		621,590	560,535
總資產		**864,276**	810,902
權益			
公司權益持有人應佔股本及儲備			
股本	12	**30,379**	30,423
儲備		**360,943**	357,340
		391,322	387,763
少數股東權益		**176**	881
權益總額		**391,498**	388,644
非流動負債			
借貸	11	**44,406**	45,346
遞延所得稅負債	5	**4,467**	5,480
		48,873	50,826
流動負債			
借貸	11	**206,366**	173,567
應付營業賬項	10	**193,598**	161,071
應付費用及其他應付款項		**21,403**	28,272
應付稅項		**664**	2,243
衍生金融工具		**1,874**	6,279
		423,905	371,432
總負債		**472,778**	422,258
總權益及負債		**864,276**	810,902
流動資產淨值		**197,685**	189,103
資產總值減流動負債		**440,371**	439,470

附註為財務報表之整體部份。

1. **編製基準及會計政策**

此未經審核簡明綜合財務資料乃根據香港會計師公會頒佈的香港會計準則(「香港會計準則」)第34號「中期財務報告」編製。

本中期財務報告應與截至二零零八年三月三十一日止年度的年度財務報表一併閱讀。

編製此中期財務報告所採納之會計政策及計算方法與編製截至二零零八年三月三十一日止年度的年度財務報表所採用者相符，惟本集團已於採納新頒佈及經修訂之香港財務報告準則(「財務報告準則」)及會計準則(合稱「新香港財務報告準則」)後更改若干會計政策。新香港財務報告準則於二零零八年四月一日或之後開始之會計期間生效。適用於本中期財務報告之新香港財務報告準則如下：

香港(國際財務報告詮釋委員會)－詮釋第12號	服務專利安排
香港(國際財務報告詮釋委員會)－詮釋第14號	香港會計準則第19號界定福利資產的限制，最低資金要求及其相互作用

採納上述新訂標準、修訂或詮釋並無對本集團之簡明綜合中期財務資料造成重大影響。

香港會計師公會已頒佈以下於截至二零零九年三月三十一日止財政年度尚未生效，但本集團尚未提早採納新準則及詮釋：

香港會計準則第1號(經修訂)	財務報表的呈列
香港會計準則第32號(修訂本)	金融工具之呈報
香港財務報告準則第2號(修訂本)	以股份為基礎的付款
香港財務報告準則第3號(經修訂)	業務合併
香港財務報告準則第8號	經營分部
香港(國際財務報告詮釋委員會)－詮釋第13號	客戶忠誠度計劃
香港會計準則第23號(經修訂)	借貸成本

2. 營業額及分部資料

本集團主要從事設計、發展、生產及經銷電子元器件，合約電子專業生產服務及電子消費產品業務和經銷個人電腦產品。

本集團於本年度之營業額及經營溢利貢獻依主要業務及經營地區分析如下：

(a) 主要分部報告 — 業務分部資料：

	電子元器件經銷及製造 截至九月三十日止六個月		合約電子專業生產服務及電子消費產品業務 截至九月三十日止六個月		個人電腦經銷 截至九月三十日止六個月		抵銷項 截至九月三十日止六個月		集團 截至九月三十日止六個月	
	二零零八年 千港元	二零零七年 千港元	二零零八年 千港元	二零零七年 千港元	二零零八年 千港元	二零零七年 千港元	二零零八年 千港元	二零零七年 千港元	二零零八年 千港元	二零零七年 千港元
營業額										
對外銷售	**501,927**	422,932	**193,364**	382,978	**172,612**	211,689				
分部間銷售	**405**	160	**–**	–	**–**	–	**(405)**	(160)		
	502,332	423,092	**193,364**	382,978	**172,612**	211,689	**(405)**	(160)	**867,903**	1,017,599
分部業績	**15,722**	11,176	**1,056**	7,194	**1,710**	5,182			**18,488**	23,552
未分配收益									**381**	1,096
未分配支出									**(8,471)**	(7,946)
融資成本									**(3,363)**	(4,520)
除稅前溢利									**7,035**	12,172
利得稅開支									**(1,490)**	(2,897)
期內溢利									**5,545**	9,275
公司權益持有人應佔溢利									**6,250**	9,520
少數股東權益									**(705)**	(245)
									5,545	9,275

(b) 次要分部報告 — 地區分部資料：

	營業額 截至九月三十日止六個月 二零零八年 千港元	營業額 截至九月三十日止六個月 二零零七年 千港元
香港及中國大陸	**489,405**	412,549
北美洲	**237,809**	320,558
歐洲	**117,821**	105,553
日本	**10,346**	166,916
其他亞洲國家	**12,522**	12,023
	867,903	1,017,599

3. 經營溢利

經營溢利已扣除及計入如下：

	截至九月三十日止六個月 二零零八年 千港元	截至九月三十日止六個月 二零零七年 千港元
扣除：		
非流動資產折舊及攤銷	**8,597**	8,045
呆壞賬準備	**1,190**	321
計入：		
利息收入	**132**	740

4. **利得稅**

本公司已獲豁免百慕達稅項。香港利得稅乃根據在香港產生或源自香港之估計應課稅溢利按16.5%(二零零七年：17.5%)之稅率提撥準備。中國成立及營運之公司根據中國企業所得稅，稅率是25%至33%(二零零七年：15%至33%)。而於加拿大成立及營運之公司乃根據加拿大所得稅，稅率是35%(二零零七年：36%)。

於簡明綜合收益表扣除之稅項如下：

	截至九月三十日止六個月	
	二零零八年	二零零七年
	千港元	*千港元*
當期稅項：		
— 香港利得稅	**232**	630
— 中國企業所得稅	**1,038**	1,052
— 加拿大所得稅	**228**	1,221
	1,498	2,903
遞延稅項暫時差異的產生及轉回	**(8)**	(6)
	1,490	2,897

5. **遞延稅項**

遞延稅項採負債法就短暫時差異按基本稅率16.5%(二零零七：17.5%)作全數撥備。

本集團的遞延稅項資產及負債之變動如下：

	截至二零零八年九月三十日止六個月	截至二零零八年三月三十一日止年度
	千港元	*千港元*
遞延稅項資產		
期初結餘	**1,541**	1,150
於收益表(支銷)／記帳*(附註4)*	**(430)**	391
期末結餘	**1,111**	1,541
遞延稅項負債		
期初結餘	**5,635**	5,464
於收益表(記帳)／支銷*(附註4)*	**(438)**	769
出售附屬公司	**—**	(598)
期末結餘	**5,197**	5,635

當有法定權利可將現有稅項資產與現有稅項負債抵銷，而遞延稅項資產涉及同一財政機關，則遞延所得稅資產與遞延所得稅負債互相抵銷。在計入適當抵銷後，下列金額在綜合資產負債表內列賬：

	二零零八年九月三十日	二零零八年三月三十一日
	千港元	*千港元*
遞延稅項資產	**381**	1,386
遞延稅項負債	**(4,467)**	(5,480)
遞延稅項負債淨值	**(4,086)**	(4,094)

6. **股息**

	截至九月三十日止六個月	
	二零零八年	二零零七年
	千港元	*千港元*
已派二零零七／二零零八年度末期股息每普通股0.0025港元(二零零六／二零零七年度已派末期股息：0.015港元)*(註(i))*	**761**	4,557
於二零零八年十一月二十七日宣派二零零八／二零零九年度中期股息每普通股0.003港元(二零零七／二零零八年：0.01港元)*(註(ii))*	**911**	3,038
	1,672	7,595

6. **股息(續)**

註(i)：於二零零八年七月三十日舉行之會議上，董事擬派截至二零零八年三月三十一日止年度末期股息每普通股0.0025港元，已於二零零八年九月十日派發。

註(ii)：於二零零八年十一月二十七日舉行之會議上，董事會議決宣佈派發截至二零零八年九月三十日止六個月中期股息每普通股0.003港元，中期股息亦已於截至二零零八年九月三十日止六個月列作保留盈利分派。

7. **每股盈利**

每股基本及攤薄盈利是根據集團之股東應佔溢利6,250,000港元(二零零七：9,520,000港元)計算。

每股基本盈利是按期內已發行普通股份之加權平均數304,104,835股(二零零七：294,180,669股)計算。每股攤薄盈利根據314,618,474股(二零零七：301,239,333股)普通股計算，即期內已發行普通股之加權平均股數加上全部未行使之認股權假設按公平值發行之加權平均數。

8. **資本開支**

二零零八年九月三十日止六個月

	商譽 *千港元*	物業、機器及設備 *千港元*
期初賬面淨值	**28,199**	**194,544**
滙兑差額	**(1,157)**	**302**
添置	**—**	**2,983**
出售	**—**	**(102)**
折舊／攤銷支出	**—**	**(8,303)**
期末賬面淨值	**27,042**	**189,424**

9. **應收營業賬項及應收票據**

應收營業賬項賬齡分析如下：

	二零零八年九月三十日 *千港元*	二零零八年三月三十一日 *千港元*
少於六十天	**148,242**	107,794
六十至一百一十九天	**56,815**	40,041
一百二十天或以上	**14,495**	14,514
	219,552	162,349
減：應收營業賬項耗蝕準備	**1,213**	1,973
	218,339	160,376
應收票據	**7,309**	25,213
	225,648	185,589

本集團之大部份銷售為記賬交易，賬期一般由三十天至六十天。

10. **應付營業賬項**

應付營業賬項賬齡分析如下：

	二零零八年九月三十日 *千港元*	二零零八年三月三十一日 *千港元*
少於六十天	**164,708**	141,349
六十至一百一十九天	**25,596**	14,631
一百二十天或以上	**3,294**	5,091
	193,598	161,071

11. 借貸

	二零零八年九月三十日 千港元	二零零八年三月三十一日 千港元
融資租賃責任	1,782	2,474
銀行貸款	92,908	79,668
銀行信託貸款	156,082	136,771
須償還總額	250,772	218,913
減：流動部份	206,366	173,567
長期部份	44,406	45,346

12. 股本

	普通股數目	千港元
法定股本：		
普通股每股面值0.10港元		
於二零零八年四月一日及二零零八年九月三十日	1,000,000,000	100,000
已發行及繳足：		
普通股每股面值0.10港元		
於二零零八年四月一日	304,231,373	30,423
購回股份	(438,000)	(44)
於二零零八年九月三十日	303,793,373	30,379

13. 承擔

營運租約承擔

於二零零八年九月三十日，本集團按營運租約於將來需支付之最少款項合計如下：

	二零零八年九月三十日 千港元	二零零八年三月三十一日 千港元
一年內	9,937	6,095
第二年至第五年內	12,583	5,899
	22,520	11,994

14. 財務風險管理

14.1 財務風險因素

本集團經營活動面對各種財務風險，包括外匯風險、價格風險、信貸風險、流動資金風險及現金流量及公平值利率風險。

管理層定期監控本集團之財務風險。由於本集團之財務結構及現行營運簡單，管理層毋須進行其他對沖活動。

(a) *外匯風險*

本集團須面對來自各種貨幣之風險，主要涉及美元、加元、人民幣及日圓。本集團有以外幣結算之交易及資產，令本集團承受外幣風險。因此本集團有採用外滙期貨合同以應付外幣風險。

(b) *價格風險*

本集團面對股本證券價格風險，乃由於本集團持有以公平值計算之投資於資產負債表分類為可供出售金融資產。本集團並無面臨商品價格風險。

(c) *信貸風險*

本集團並無面對信貸風險嚴重集中之情況。本集團訂有政策，確保向具合適信貸記錄之客戶作出銷售。本集團已有既定政策控制財務資產中信貸風險的上限。

(d) *流動資金風險*

集團備有充足之現金及充裕之信貸融資維持充足資金。

(e) *現金流量及公平值利率風險*

本集團面對之利率變動風險主要來自銀行存款及借貸。此風險由相對存款應付。

14.2 公平值估計

在活躍市場買賣的金融工具(例如衍生工具和可供出售證券)之公平值根據結算日的市場報價列賬。本集團持有的財務資產的市場報價為當時買盤價。沒有在活躍市場買賣的金融衍生工具(例如場外衍生工具)的公平值利用估值技術釐定。遠期外匯合約的公平值利用結算日遠期市場匯率釐定。

應收營業賬項和應付營業賬項的賬面值減估計信貸調整，被假定接近其公平值。就披露而言，財務負債的公平值是按本集團同類財務工具可得的現行市場利率折現未來合約現金流量而估計。

董事及最高行政人員於本公司或任何有聯繫法團之股份，相關股份及債權證之權益及淡倉

於二零零八年九月三十日，本公司之董事及最高行政人員在本公司或其聯營公司(定義見證券及期貨條例(「證券及期貨條例」)第XV部)之股份、相關股份及債券之權益或淡倉，已記錄於根據證券及期貨條例第352條所規定由本公司備存之登記冊上，或根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)之上市公司董事進行證券交易標準守則(「標準守則」)已向本公司及聯交所申報者如下：

(a)　於本公司之股份及認股權證好倉

	非上市認股權證		已發行普通股／衍生工具所衍相關股份之數目						
			已發行普通股						
董事姓名	法團權益	附註	個人權益	附註	法團權益	附註	其他權益	總數	百分比
劉得還先生	7,862,388	2	6,537,141	1	147,706,499	2,3及4	1,142,854	155,386,494	51.15%
陳婉薇女士	7,862,388	2	4,022,854	1	147,706,499	2,3及4	3,657,141	155,386,494	51.15%
尹楚輝先生	–		50,000		–		–	50,000	0.02%
聶錦凡先生	–		500,000		–		–	500,000	0.16%

附註：

1. 劉得還先生(「劉先生」)及陳婉薇女士(「陳女士」，劉先生之配偶)聯名擁有本公司股份2,880,000股。

2. China Capital Holdings Investment Ltd(「China Capital」)實益擁有本公司股份7,862,388股認股權證及74,431,436股。China Capital之百分之六十已發行股本由劉先生擁有，餘下百分之四十已發行股本由陳女士擁有。

3. Leading Trade Ltd(「Leading Trade」)實益擁有本公司60,918,396股。Leading Trade百分之五十已發行股本由劉先生擁有，餘下百分之五十已發行股本由陳女士擁有。

4. Cyber Concept Limited(「Cyber Concept」)實益擁有本公司12,356,667股。Cyber Concept百分之五十已發行股本由劉先生擁有，餘下百分之五十已發行股本由陳女士擁有。

(b)　於本公司聯營公司之股份好倉

Dominion International Limited由劉得還先生及陳婉薇女士各擁有百分之五十權益：

	持有之無投票權遞延股份數目
寰宇電線有限公司	50,000
Westpac Digital Limited	1
宏偉實業有限公司	455,000
台和商事有限公司	1,500,000

此外，劉先生及陳女士分別實益擁有寰宇精準工業有限公司之無投票權遞延股份140,000股及10,000股。

董事及最高行政人員於本公司或任何有聯繫法團之股份，相關股份及債權證之權益及淡倉*(續)*

除上文所披露外，於二零零八年九月三十日，本公司依據證券及期貨條例第352條規定保存之名冊中記載或根據上市規則上市公司董事進行證券交易的標準守則須另外知會本公司及聯交所者，概無本公司董事或最高行政人員或彼等之聯繫人士於本公司或其聯營公司(定義見證券及期貨條例第XV部分)之股份、相關股份及債券中擁有任何權益及淡倉。

董事購入股份或債券之權利

除上文「董事及最高行政人員於本公司或任何有聯繫法團之股份，相關股份及債權證之權益及淡倉」一節所披露者外，於期內任何時間本公司或其附屬公司並無訂立任何安排，讓本公司董事及最高行政人員以購入本公司或任何聯營公司股份、相關股份或債券的方式取得利益。

購股權計劃

於二零零五年八月十八日，本公司為遵守上市規則第17章之規定採納新購股權計劃(「新計劃」)，以取代過往有效之舊購股權計劃(「舊計劃」)。截至二零零八年九月三十日止本公司概無根據新計劃授出購股權及根據舊計劃授出而未行使之購股權。

主要股東的權益

於二零零八年九月三十日，就各董事所深知，本公司根據證券及期貨條例第336條所存置之登記冊所載，直接或間接擁有本公司已發行股本及認股權證5%或以上權益之人仕(本公司董事或最高行政人員除外)如下：

於本公司股份及認股權證的權益

	附註	**持有普通股份數目**	**相關股份權益－非上市認股權證**	**總數百分比**
Leading Trade Limited	*1*	60,918,396	—	20.05%
China Capital Holdings Investment Ltd	*2*	74,431,436	7,862,368	27.09%
商華集團有限公司		36,502,198	—	12.02%

附註：

1. Leading Trade Limited之50%權益為劉得還先生所擁有及50%權益為陳婉燕女士所擁有。因此，根據證券及期貨條例，Leading Trade Limited、劉先生及陳女士分別被視為擁有60,918,396、163,248,882及163,248,882股本公司股份之權益。

2. China Capital Holdings Investment Limited之60%權益為劉得還先生所擁有及40%權益為陳婉燕女士所擁有。因此，根據證券及期貨條例，China Capital Holdings Investment Limited、劉先生及陳女士分別被視為擁有74,431,436、163,248,882及163,248,882股本公司股份之權益。

除上述披露外，於二零零八年九月三十日，本公司未獲通知任何超過本公司已發行股本5%或以上且已記錄入按證券及期貨條例第336條設立之主要股東名冊之權益。

遵守公司管治常規守則
本集團於截至二零零八年九月三十日止六個月內一直遵守上市規則附錄十四所載之公司管治常規守則(「守則」)，惟下列之偏離情況除外：

守則條文第A.2.1條
根據本守則條文，主席及行政總裁之角色應予以區分，不應由同一人擔任。

劉得還先生為本公司董事會主席兼總裁。董事會認為，總裁與行政總裁之角色相同。董事會認為，現行架構為本集團提供強大兼一致的領導，並使業務得以有效率及有效能地策劃及執行。因此，董事會相信，劉得還先生繼續擔任本公司之董事會主席兼總裁符合本公司股東之最佳利益。然而，本集團將於日後適當時候檢討現有架構。

守則條文第A.4.1條
根據本守則條文，非執行董事應有指定委任年期及輪值重選。

本公司現時之非執行董事並無特定任期。然而，本公司於二零零六年九月一日舉行之本公司股東週年大會上向股東建議及已獲股東批准修訂本公司相關章程細則。修訂之章程細則為本公司全體董事(無論委任期是否指定)須於每三年輪值退任一次。因此，本公司認為已採取足夠措施，確認本公司之企業管治常規不遜於守則所載者。

遵守董事進行證券交易之標準守則
本公司已採納上市規則附錄十所載標準守則，作為其有關董事進行證券交易之操守準則。經向全體董事作出特定查詢後，董事已確認，本公司已於截至二零零八年九月三十日止六個月期間遵守上市規則附錄十所載標準守則之要求。

審核委員會
審核委員會已與管理層審閱本集團採取之會計原則及與董事討論內部控制及財務報告事項包括審閱截至二零零八年九月三十日止六個月未經審核之中期簡明賬目。

購買、出售或贖回本公司之上市證券
於截至二零零八年九月三十日止六個月期間內，本公司於香港聯合交易所有限公司以介乎0.375港元至0.450港元之價格購回合共438,000股本公司每股面值0.10港元之股份，總代價為186,260港元，該等股份於其後已全部註銷。

除上述披露外，本公司或其任何附屬公司於截至二零零八年九月三十日止六個月期間內概無購買、出售或贖回任何本公司之上市證券。

承董事會命
總裁
劉得還

香港，二零零八年十一月二十七日

台和商事控股有限公司
香港九龍觀塘成業街16號怡生工業中心G座11字樓
電話：852-2341 3351　傳真：852-2797 8275
網址：http://www.daiwahk.com　電子郵址：daiwa@daiwahk.com
股份代號：1037

台和商事控股有限公司
香港九龍觀塘成業街16號怡生工業中心G座11字樓
電話：852-2341 3351　電子郵址：852-2797 8275
網址：http://www.daiwahk.com　電子郵址：daiwa@daiwahk.com
股份代號：1037

DAIWA ASSOCIATE HOLDINGS LIMITED
11/F., Block G, East Sun Industrial Centre, 16 Shing Yip St., Kwun Tong, Kowloon, Hong Kong
Tel:852-2341 3351　Fax:852-2797 8275
Website:http://www.daiwahk.com　E-mail: daiwa@daiwahk.com
Stock Code: 1037

Daiwa Associate Holdings Limited

Enclosed hard copy documents (circulars of Daiwa Associate Holdings Ltd) for your record
The documents are available on website www.hkex.com.hk or www.daiwahk.com/news.phtml

	Date of document	Document
1	19/09/2008 20:08	DISCLOSEABLE TRANSACTION DISPOSAL OF PROPERTY Circulars - [Discloseable Transaction]
2	01/08/2008 19:44	RE-ELECTION OF RETIRING DIRECTORS, GENERAL MANDATES TO ISSUE AND TO REPURCHASE SHARES Circulars - [Re-election or Appointment of Director subject to Shareholders' Approval / Explanatory Statement for...More]
3	01/08/2008 09:25	2007-08 ANNUAL REPORT Financial Statements - [Annual Report]
4	06/05/2008 19:09	DISCLOSEABLE TRANSACTION DISPOSAL OF INTEREST IN DAIWA SOUND CO., LTD Circulars - [Discloseable Transaction]

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Daiwa Associate Holdings Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

DAIWA

DAIWA ASSOCIATE HOLDINGS LIMITED

台和商事控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 1037)

DISCLOSEABLE TRANSACTION
DISPOSAL OF PROPERTY

Financial Advisor to the Company

ASIAN CAPITAL
(CORPORATE FINANCE) LIMITED
卓亞(企業融資)有限公司

* *For identification purpose only*

19 September 2008

CONTENTS

Page

Definitions 1

Letter from the Board 3

Appendix — General Information 8

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"Board"	the board of the Directors
"Chun Yuen Loong"	Chun Yuen Loong Limited, the purchaser of the Property
"Company"	Daiwa Associate Holdings Limited (台和商事控股有限公司) *, a company incorporated in Bermuda with limited liability and the issued Shares of which are listed on the Stock Exchange
"connected persons"	has the meaning ascribed to this term under the Listing Rules
"Daiwa Technology"	Daiwa Technology Limited, an indirect wholly-owned subsidiary of the Company
"Directors"	directors (including the non-executive and independent non-executive directors) of the Company from time to time
"Disposal"	the disposal of the Property by Don Dynamic to Chun Yuen Loong pursuant to the Provisional Sale and Purchase Agreement
"Don Dynamic"	Don Dynamic Limited, an indirect wholly-owned subsidiary of the Company, the vendor of the Property
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	16 September 2008, being the latest practicable date prior the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited

"Property"	the property owned by Don Dynamic located on the 1st Floor, East Sun Industrial Building, No. 20 Shing Yip Street, Kwun Tong, Kowloon, Hong Kong
"Provisional Sale and Purchase Agreement"	the legally binding provisional sale and purchase agreement dated 1 September 2008 entered into between Don Dynamic and Chun Yuen Loong in relation to the Disposal
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	ordinary share(s) of HK$0.10 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

* *For identification purpose only*

DAIWA

DAIWA ASSOCIATE HOLDINGS LIMITED
台和商事控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 1037)

Executive Directors:
Mr. LAU Tak Wan *(President)*
Ms. CHAN Yuen Mei, Pinky *(Vice-President)*
Mr. WAN Chor Fai
Mr. MAK Hon Kai, Stanly

Independent Non-Executive Directors:
Mr. Barry John BUTTIFANT
Mr. LIU Ngai Wing
Mr. CHOI Yuk Fan

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Head office and principal place of business:
11th Floor, Block G
East Sun Industrial Centre
16 Shing Yip Street
Kwun Tong, Kowloon
Hong Kong

19 September 2008

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION
DISPOSAL OF PROPERTY

INTRODUCTION

Reference is made to the announcement of the Company dated 5 September 2008 in which the Board announced that on 1 September 2008, Don Dynamic, an indirectly wholly-owned subsidiary of the Company, entered into the legally binding Provisional Sale and Purchase Agreement with Chun Yuen Loong, pursuant to which Don Dynamic agreed to sell the Property to Chun Yuen Loong at a consideration of HK$10,900,000.

The Disposal and the transactions contemplated thereunder constitute a discloseable transaction on the part of the Company under Chapter 14 of the Listing Rules.

The purpose of this circular is to provide you with further details regarding the Disposal and the transactions contemplated thereunder.

THE DISPOSAL

Date of the Provisional Sale and Purchase Agreement

1 September 2008

Parties

Vendor: Don Dynamic, an indirect wholly-owned subsidiary of the Company; and

Purchaser: Chun Yuen Loong, an independent third party.

Chun Yuen Loong is a corporation duly registered in Hong Kong. It is principally engaged in investment and construction sub-contracting business. The Directors confirm that to the best of their knowledge, information and belief having made all reasonable enquiries, Chun Yuen Loong and its ultimate beneficial owners are third parties independent of the Company and its connected persons.

There was no previous transaction between the Company and Chun Yuen Loong (and its beneficial owners) which would require aggregation under the Listing Rules.

Asset to be disposed

The Property is located on the 1st Floor, East Sun Industrial Building, No. 20 Shing Yip Street, Kwun Tong, Kowloon, Hong Kong with a gross floor area of 8,600 square feet. The Property was previously leased out to an independent third party at a monthly rental of HK$52,455 for the period from 27 July 2007 to 31 March 2008, however the tenant had terminated the tenancy agreement in December 2007. Subsequent to the termination of the said tenancy agreement, the Group used the Property as its warehouse.

Consideration

The consideration for the Disposal of the Property is HK$10,900,000 which is payable in cash in the following manner:

(i) HK$50,000, being the initial deposit paid by Chun Yuen Loong to Don Dynamic upon signing of the Provisional Sale and Purchase Agreement on 1 September 2008;

(ii) HK$1,040,000, being further deposit to be paid by Chun Yuen Loong to Don Dynamic upon signing of the formal agreement for the sale and purchase of the Property to be entered by and among the parties on or before 17 September 2008; and

(iii) HK$9,810,000, being the balance of the consideration to be paid by Chun Yuen Loong to Don Dynamic within 60 working days from the date of signing the formal agreement for the sale and purchase of the Property.

The consideration was determined after arm's length negotiations among the parties by reference to the offer price of approximately HK$10,320,000 based on enquiries made with the real estate agent in May 2008. Prior to the sale of the Property, the Company conducted a research on recent transaction prices of nearby premises, consulted several real estate agents about the marketable prices of the Property and compared properties prices of similar size in the same location in order to ensure that the consideration for the sale of the Property was fair and reasonable. The Company considered several offers by the prospective purchasers and finally accepted the highest offer by Chun Yuen Loong at a consideration of HK$10,900,000.

Leaseback

Upon signing of the Provisional Sale and Purchase Agreement, a provisional tenancy agreement was entered into among Don Dynamic, Chun Yuen Loong and Daiwa Technology, an indirect wholly-owned subsidiary of the Company, pursuant to which Daiwa Technology shall enter into a 3 years irrevocable and 2 years optional tenancy agreement with Chun Yuen Loong in respect of the Property at a monthly rental of HK$50,000, which was agreed after arm's length negotiations with reference to the prevailing market rates, upon completion of the sale and purchase of the Property. During the 2 years optional tenancy period, Daiwa Technology and Chun Yuen Loong have the rights to terminate the tenancy agreement by giving not less than six months prior notice to the other party.

The Property is currently occupied by the Group as its warehouse. The subsequent leaseback of the Property from Chun Yuen Loong after the Disposal will enable the Group to continue to use the Property as its warehouse.

Completion

Pursuant to the terms of the Provisional Sale and Purchase Agreement, the parties are required to enter into a formal agreement for the sale and purchase of the Property on or before 17 September 2008. Completion of the sale and purchase of the Property shall take place within 60 working days from the date of signing the said formal agreement.

REASONS FOR THE DISPOSAL

In light of the gain expected to be generated from the Disposal, the Directors consider that it provides a good opportunity for the Group to realize its investment in the Property and to recognize the profit arising therefrom.

The audited net profit before and after taxation and extraordinary items attributable to the Property amounted to approximately HK$171,623 and HK$58,213 respectively for the year ended 31 March 2007.

The unaudited net profit before and after taxation and extraordinary items attributable to the Property amounted to approximately HK$41,000 and HK$42,000 respectively for the year ended 31 March 2008.

The Directors consider that the terms of the Disposal and the transactions contemplated thereunder have been entered into upon normal commercial terms and are in the interests of the Company and its Shareholders as a whole, and the terms are fair and reasonable as far as the Company and the Shareholders are concerned.

USE OF PROCEEDS FROM THE DISPOSAL

The net proceeds from the Disposal (after deducting the legal expenses) is estimated to be HK$10,885,000. Presently, the Board intends that the entire amount of the said proceeds will be retained by the Group as working capital.

FINANCIAL EFFECTS ON THE DISPOSAL

Subject to the confirmation from the Group's auditors, it is estimated that, upon completion of the Disposal:

(i) the Group will record a gain on disposal of approximately HK$7,680,000 based on the book value of the Property of approximately HK$3,205,000 as at 31 August 2008; and

(ii) the total assets of the Group will be increased by approximately HK$7,554,000 and there will be no impact on the Group's liabilities based on the management accounts of the Group as at 31 August 2008.

INFORMATION OF THE GROUP

The Group is principally engaged in the design, development, manufacturing and distribution of electronic components, contract electronic manufacturing services and consumer electronics, and manufacturing and distribution of personal computer and digital products.

Don Dynamic is an indirect wholly-owned subsidiary of the Company and is principally engaged in property holding.

LISTING RULES IMPLICATION

The Disposal and the transactions contemplated thereunder constitute a discloseable transaction on the part of the Company under Chapter 14 of the Listing Rules.

ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the appendix to this circular.

Yours faithfully
By order of the Board
Daiwa Associate Holdings Limited
LAU Tak Wan
President

* *For identification purpose only*

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executives of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required, pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have taken under such provisions of the SFO), to be notified to the Company and the Stock Exchange, or which were required, pursuant to Section 352 of the SFO, to be entered in the register kept by the Company, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers in the Listing Rules, to be notified to the Company and the Stock Exchange were as follows:

(a) Long positions in shares and warrants of the Company

	Number of issued ordinary shares/underlying shares attached to derivatives					
	Unlisted warrants	Ordinary shares in issued			Total	
Name of Directors	Corporate interests	Personal interests	Corporate interests	Other interest	Interests	Percentage
Mr. LAU Tak Wan	7,862,388 *(Note 2)*	6,537,141 *(Note 1)*	147,706,499 *(Notes 2,3,4)*	1,142,854	155,386,494	51.15%
Ms. CHAN Yuen Mei, Pinky	7,862,388 *(Note 2)*	4,022,854 *(Note 1)*	147,706,499 *(Notes 2,3,4)*	3,657,141	155,386,494	51.15%
Mr. WAN Chor Fai	—	50,000	—	—	50,000	0.016%
Mr. Barry John BUTTIFANT	—	500,000	—	—	500,000	0.16%

Notes:

1. 2,880,000 shares in the Company were jointly held by Mr. Lau Tak Wan ("Mr. Lau") and Ms. Chan Yuen Mei, Pinky ("Ms. Chan"), the spouse of Mr. Lau.

2. 7,862,388 warrants and 74,431,436 shares in the Company were beneficially owned by China Capital Holdings Investment Limited ("China Capital"). The issued share capital of China Capital is 60% owned by Mr. Lau, and 40% owned by Ms. Chan.

3. 60,918,396 shares in the Company were beneficially owned by Leading Trade Limited ("Leading Trade"). The issued share capital of Leading Trade is 50% owned by Mr. Lau and 50% owned by Ms. Chan.

4. 12,356,667 shares in the Company were beneficially owned by Cyber Concept Limited ("Cyber Concept"). The issued share capital of Cyber Concept is 50% owned by Mr. Lau and 50% owned by Ms. Chan.

(b) Long position in shares of associated corporations of the Company

Dominion International Limited, which is 50% owned by Mr. Lau, and 50% owned by Ms. Chan:

	Number of non-voting deferred shares held
Cosmos Wires and Connectors Manufacturing Limited	50,000
Westpac Digital Limited	1
Vastpoint Industrial Limited	455,000
Daiwa Associate (H.K.) Limited	1,500,000

In addition, each of Mr. Lau and Ms. Chan beneficially owns 140,000 and 10,000 non-voting deferred shares respectively in Cosmotec Precision Industrial Limited.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, chief executives of the Company or their associates had any interests or short positions in any shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required, pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have taken under such provisions of the SFO), to be notified to the Company and the Stock Exchange, or which were required, pursuant to Section 352 of the SFO, to be entered in the register kept by the Company, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers in the Listing Rules, to be notified to the Company and the Stock Exchange.

3. INTERESTS OF SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, to the best knowledge of the Directors and save as disclosed in paragraph headed "2. Directors' and Chief Executives' Interests and Short Positions in Shares, Underlying Shares and Debentures of the Company and its Associated Corporations" in this appendix, the following parties (other than Directors or chief executives of the Company), had an interest or short position in the shares, underlying shares or debentures of the Company which are required to be disclosed to the Company under the provision of Divisions 2 and 3 and Part XV of the SFO, or, who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

Interests in the shares and warrants of the Company

Name of substantial shareholder	*Note*	Number of shares held	Interest in underlying shares — unlisted warrants	% of the total issued shares
China Capital Holdings Investment Limited	*(1)*	74,431,436	7,862,388	27.09%
Leading Trade Limited	*(2)*	60,918,396	—	20.05%
Mr. NG Hung Sang		36,502,198	—	12.02%
South China Holdings Limited		36,502,198	—	12.02%

Notes:

1. China Capital is 60% owned by Mr. Lau and 40% owned by Ms. Chan. Accordingly, China Capital, Mr. Lau and Ms. Chan were deemed by SFO to be interested in 74,431,436, 163,248,882 and 163,248,882 shares of the Company respectively.

2. Leading Trade is 50% owned by Mr. Lau and 50% owned by Ms. Chan. Accordingly, Leading Trade, Mr. Lau and Ms. Chan were deemed by SFO to be interested in 60,918,396, 163,248,882 and 163,248,882 shares of the Company.

Save as disclosed above, as at the Latest Practicable Date, the Directors are not aware of any other persons (other than Directors or chief executives of the Company) who have interests or short positions in the shares, underlying shares or debentures of the Company which would fall to be disclosed to the Company under the provision of Divisions 2 and 3 and Part XV of the SFO, or, who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or any options in respect of such capital.

4. COMPETING INTEREST

As at the Latest Practicable Date, so far as the Directors are aware, none of the Directors or their respective associates had any interest in a business which competes or may compete, either directly or indirectly, with the business of the Group, or have or may have any other conflicts of interest with the Group pursuant to Rule 8.10 of the Listing Rules.

5. DIRECTORS' SERVICE CONTRACTS

None of the Directors had entered or been proposed to enter into any service contracts with the Company or any other member of the Group (excluding contracts expiring or determinable by the Group within one year without payment of compensation (other than statutory compensation)) as at the Latest Practicable Date.

6. LITIGATION

As at the Latest Practicable Date, neither the Company nor any other member of the Group is engaged in any litigation or arbitration of material importance and there was no litigation or claim of material importance known to the Directors to be pending or threatened against the Company or any of its members.

7. GENERAL

(a) The registered office of the Company is situated at Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

(b) The head office and principal place of business of the Company is situated at 11th Floor, Block G, East Sun Industrial Centre, 16 Shing Yip Street, Kwun Tong, Kowloon, Hong Kong.

(c) The share registrar of the Company is Tricor Abacus Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

(d) The company secretary and qualified accountant of the Company is Mr. Kwong Kwok Choi ("Mr. Kwong"). Mr. Kwong is an associate member of both The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries. He is also an associate member of the Hong Kong Institute of Certified Public Accountants.

(e) In the event of inconsistency, the English text of this circular shall prevail over the Chinese text thereof.

此乃要件　請即處理

閣下如對本通函任何內容或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之台和商事控股有限公司股份全部**售出或轉讓**，應立即將本通函交予買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

DAIWA

DAIWA ASSOCIATE HOLDINGS LIMITED

台和商事控股有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：1037)

須予披露交易
出售物業

台和商事控股有限公司之財務顧問

ASIAN CAPITAL
(CORPORATE FINANCE) LIMITED
卓亞(企業融資)有限公司

* *僅供識別*

二零零八年九月十九日

目錄

頁次

釋義 1

董事會函件 3

附錄 — 一般資料 8

於本通函內，除文義另有所指外，下列詞語具有以下涵義：

「董事會」	指	董事會
「振源隆」	指	振源隆有限公司，物業之買方
「本公司」	指	台和商事控股有限公司*(Daiwa Associate Holdings Limited)，於百慕達註冊成立之有限公司，其已發行股份於聯交所上市
「關連人士」	指	具上市規則賦予該詞之涵義
「台和科技」	指	台和科技有限公司，本公司之間接全資附屬公司
「董事」	指	本公司不時之董事(包括非執行及獨立非執行董事)
「出售」	指	易勤根據臨時買賣協議向振源隆出售物業
「易勤」	指	易勤有限公司，本公司之間接全資附屬公司，物業之賣方
「本集團」	指	本公司及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「最後實際可行日期」	指	二零零八年九月十六日，即本通函付印前可確定其中所載若干資料之最後實際可行日期
「上市規則」	指	香港聯合交易所有限公司證券上市規則

「物業」	指	易勤所擁有位於香港九龍觀塘成業街20號怡生工業大廈1樓之物業
「臨時買賣協議」	指	易勤與振源隆於二零零八年九月一日就出售訂立之具法律約束力臨時買賣協議
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股份」	指	本公司股本中每股面值0.10港元之普通股
「股東」	指	股份之持有人
「聯交所」	指	香港聯合交易所有限公司
「港元」	指	港元，香港之法定貨幣

* *僅供識別*

DAIWA ASSOCIATE HOLDINGS LIMITED
台和商事控股有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：1037)

執行董事：
劉得還先生*(總裁)*
陳婉薇女士*(副總裁)*
尹楚輝先生
麥漢佳先生

獨立非執行董事：
畢滌凡先生
廖毅榮先生
蔡毓藩先生

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

總辦事處及主要營業地點：
香港
九龍觀塘
成業街16號
怡生工業中心
G座十一樓

敬啟者：

須予披露交易
出售物業

緒言

謹此提述本公司於二零零八年九月五日刊發之公佈，據此，董事會宣佈，於二零零八年九月一日，易勤(本公司之間接全資附屬公司)與振源隆訂立具法律約束力臨時買賣協議，據此，易勤同意按代價10,900,000港元向振源隆出售物業。

根據上市規則第14章，出售及其項下擬進行之交易構成本公司之須予披露交易。

本通函旨在向　閣下提供有關出售及其項下擬進行交易之進一步詳情。

出售

臨時買賣協議日期

二零零八年九月一日

訂約方

賣方：　易勤，本公司之間接全資附屬公司；及

買方：　振源隆，獨立第三方。

振源隆為於香港正式註冊之法團。其主要從事投資及建築工程分判業務。董事確認就彼等於作出一切合理查詢後所知、所得資料及所信，振源隆及其最終實益擁有人為獨立於本公司及其關連人士之第三方。

本公司與振源隆(及其實益擁有人)過往並無進行任何根據上市規則須合併計算之交易。

將予出售之資產

物業位於香港九龍觀塘成業街20號怡生工業大廈1樓，總建築面積8,600平方呎。物業過往出租予一名獨立第三方，月租52,455港元，出租期由二零零七年七月二十七日起至二零零八年三月三十一日止，惟租戶已於二零零七年十二月終止租賃協議。於終止上述租賃協議後，本集團將物業作倉庫用途。

代價

出售物業之代價為10,900,000港元，須以下列方式以現金支付：

(i)　50,000港元，為振源隆於二零零八年九月一日臨時買賣協議簽訂時向易勤支付之首筆按金；

(ii) 1,040,000港元，為振源隆於二零零八年九月十七日或之前訂約方即將訂立正式物業買賣協議簽訂時向易勤支付之第二筆按金；及

(iii) 9,810,000港元，為振源隆將於正式物業買賣協議簽訂日期起計60個工作天內向易勤支付之代價餘額。

代價乃經訂約方參考根據於二零零八年五月向地產代理查詢之出價約10,320,000港元而公平磋商後釐定。於出售物業前，本公司就鄰近物業之最近交易價格進行調查，就物業之可出售價格諮詢數名地產代理，並比較於相同地點大小相近之物業價格，以確保出售物業之代價屬公平合理。本公司經考慮數名準買方之出價後，最後接受振源隆之最高出價，代價為10,900,000港元。

售後回租

於臨時買賣協議簽訂後，易勤、振源隆及台和科技(本公司之間接全資附屬公司)訂立臨時租賃協議，據此，台和科技須與振源隆於物業買賣完成後就物業訂立3年不可撤回及2年選擇性租賃協議，月租50,000港元，乃經參考現行市價而公平磋商後協定。於2年選擇性租賃期內，台和科技及振源隆有權向另一方發出不少於六個月之事先通知終止租賃協議。

物業現時由本集團佔用作倉庫用途。其後於出售後向振源隆回租物業將容許本集團繼續使用物業作倉庫用途。

完成

根據臨時買賣協議之條款，訂約方須於二零零八年九月十七日或之前訂立正式物業買賣協議。物業買賣須於上述正式協議簽訂日期起計60個工作天內完成。

出售之理由

鑒於預期將自出售產生收益，董事認為出售提供良機，讓本集團可變現其於物業之投資，並確認由此產生之溢利。

截至二零零七年三月三十一日止年度，物業應佔之經審核除税及非經常項目前及後純利分別約為171,623港元及58,213港元。

截至二零零八年三月三十一日止年度，物業應佔之未經審核除税及非經常項目前及後純利分別約為41,000港元及42,000港元。

董事認為出售之條款及其項下擬進行之交易乃按一般商業條款訂立，並符合本公司及其股東之整體利益，而條款就本公司及股東而言乃屬公平合理。

出售之所得款項用途

出售之所得款項淨額(扣除法律費用後)估計為10,885,000港元。目前，董事會擬將上述所得款項全數由本集團保留作營運資金。

出售之財務影響

待本集團之核數師確認，估計於出售完成後：

(i) 按物業於二零零八年八月三十一日之賬面值約3,205,000港元計算，本集團將錄得出售收益約7,680,000港元；及

(ii) 根據本集團於二零零八年八月三十一日之管理賬目，本集團之總資產將增加約7,554,000港元，而對本集團之負債並無影響。

本集團之資料

本集團主要從事設計、發展、生產及經銷電子元器件、合約電子專業生產服務及電子消費產品業務和製造及經銷個人電腦及數碼產品。

易勤為本公司之間接全資附屬公司，主要從事物業持有。

上市規則之影響

根據上市規則第14章，出售及其項下擬進行之交易構成本公司之須予披露交易。

其他資料

謹請　閣下亦細閱本通函附錄所載之其他資料。

此致

列位股東　台照

承董事會命
台和商事控股有限公司
總裁
劉得還
謹啟

二零零八年九月十九日

*　*僅供識別*

1. 責任聲明

本通函乃遵照上市規則之規定而提供有關本公司之資料。各董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知及所信，本通函並無遺漏任何其他事實，致使本通函內之任何內容有所誤導。

2. 董事及最高行政人員於本公司及其相聯法團之股份、相關股份及債權證之權益及淡倉

於最後實際可行日期，本公司之董事及最高行政人員在本公司或其任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及債權證中擁有根據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之權益及淡倉(包括根據證券及期貨條例之該等條文被當作或視為擁有之權益及淡倉)，或須記錄於根據證券及期貨條例第352條所規定由本公司備存之登記冊之權益及淡倉，或根據上市規則之上市公司董事進行證券交易的標準守則須知會本公司及聯交所之權益及淡倉如下：

(a) 於本公司之股份及認股權證之好倉

	已發行普通股／衍生工具所附相關股份之數目					
	非上市認股權證	已發行普通股			總數	
董事姓名	法團權益	個人權益	法團權益	其他權益	權益	百分比
劉得還先生	7,862,388 *(附註2)*	6,537,141 *(附註1)*	147,706,499 *(附註2、3、4)*	1,142,854	155,386,494	51.15%
陳婉薇女士	7,862,388 *(附註2)*	4,022,854 *(附註1)*	147,706,499 *(附註2、3、4)*	3,657,141	155,386,494	51.15%
尹楚輝先生	—	50,000	—	—	50,000	0.016%
畢滌凡先生	—	500,000	—	—	500,000	0.16%

附註：

1. 劉得還先生（「劉先生」）及陳婉薇女士（「陳女士」，劉先生之配偶）聯名持有本公司股份2,880,000股。

2. China Capital Holdings Investment Limited（「China Capital」）實益擁有本公司股份74,431,436股及7,862,388股認股權證。China Capital之60%已發行股本由劉先生擁有，餘下40%已發行股本由陳女士擁有。

3. Leading Trade Limited（「Leading Trade」）實益擁有本公司股份60,918,396股。Leading Trade 50%已發行股本由劉先生擁有，餘下50%已發行股本由陳女士擁有。

4. Cyber Concept Limited（「Cyber Concept」）實益擁有本公司股份12,356,667股。Cyber Concept 50%已發行股本由劉先生擁有，餘下50%已發行股本由陳女士擁有。

(b) 於本公司相聯法團之股份之好倉

Dominion International Limited由劉先生及陳女士各擁有50%權益：

	持有之無投票權遞延股份數目
寰宇電線有限公司	50,000
Westpac Digital Limited	1
宏標實業有限公司	455,000
台和商事有限公司	1,500,000

此外，劉先生及陳女士分別實益擁有寰宇精準工業有限公司之無投票權遞延股份140,000股及10,000股。

除上文所披露者外，於最後實際可行日期，本公司之董事或最高行政人員或彼等之聯繫人士概無於本公司或其任何相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份或債權證中擁有根據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之任何權益或淡倉（包括根據證券及期貨條例之該等條文被當作或視為擁有之權益及淡倉），或須記錄於根據證券及期貨條例第352條所規定由本公司備存之登記冊之任何權益或淡倉，或根據上市規則之上市公司董事進行證券交易的標準守則須知會本公司及聯交所之任何權益或淡倉。

3. 主要股東權益

於最後實際可行日期，就各董事所知，除本附錄「2.董事及最高行政人員於本公司及其相聯法團之股份、相關股份及債權證之權益及淡倉」一段所披露者外，下列人士(本公司董事或最高行政人員除外)於本公司之股份、相關股份或債權證中擁有根據證券及期貨條例第XV部第2及3分部條文須向本公司披露之權益或淡倉，或直接或間接擁有附有權利可於任何情況下在本集團任何其他成員公司之股東大會上投票之任何類別股本面值10%或以上之權益。

於本公司股份及認股權證之權益

主要股東名稱	*附註*	持有之股份數目	相關股份權益 — 非上市認股權證	佔已發行股份總數之百分比
China Capital Holdings Investment Limited	*(1)*	74,431,436	7,862,388	27.09%
Leading Trade Limited	*(2)*	60,918,396	—	20.05%
吳鴻生先生		36,502,198	—	12.02%
南華集團有限公司		36,502,198	—	12.02%

附註：

1. China Capital之60%權益為劉先生所擁有及40%權益為陳女士所擁有。因此，根據證券及期貨條例，China Capital、劉先生及陳女士分別被視為擁有74,431,436、163,248,882及163,248,882股本公司股份之權益。

2. Leading Trade之50%權益為劉先生所擁有及50%權益為陳女士所擁有。因此，根據證券及期貨條例，Leading Trade、劉先生及陳女士分別被視為擁有60,918,396、163,248,882及163,248,882股本公司股份之權益。

除上文所披露者外，於最後實際可行日期，董事並不知悉任何其他人士(本公司董事或最高行政人員除外)於本公司之股份、相關股份或債權證中擁有根據證券及期貨條例第XV部第2及3分部條文須向本公司披露之權益或淡倉，或直接或間接擁有附有權利可於任何情況下在本集團任何其他成員公司之股東大會上投票之任何類別股本面值10%或以上之權益或有關股本之任何購股權。

4. 競爭權益

於最後實際可行日期，就董事所知，概無董事或彼等各自之聯繫人士直接或間接於與本集團業務構成競爭或可能構成競爭之業務中擁有任何權益，或根據上市規則第8.10條與本集團有或可能有任何其他利益衝突。

5. 董事之服務合約

於最後實際可行日期，除於一年內屆滿或可由本集團終止而免付補償(法定賠償除外)之合約外，概無董事與本公司或本集團任何其他成員公司已訂立或擬訂立任何服務合約。

6. 訴訟

於最後實際可行日期，本公司或本集團任何其他成員公司概無涉及任何重大訴訟或仲裁，而就董事所知，本公司或其任何成員公司亦無任何尚未了結或面臨任何重大訴訟或索償。

7. 一般事項

(a) 本公司之註冊辦事處位於Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda。

(b) 本公司之總辦事處及主要營業地點位於香港九龍觀塘成業街16號怡生工業中心G座十一樓。

(c) 本公司之股份過戶登記處為卓佳雅柏勤有限公司，地址為香港灣仔皇后大道東28號金鐘滙中心26樓。

(d) 本公司之公司秘書兼合資格會計師為鄺國材先生(「鄺先生」)。鄺先生為英國特許秘書及行政人員公會及香港特許秘書公會之會員，亦為香港會計師公會之會員。

(e) 本通函之中英文本如有任何歧義，概以英文本為準。

IMPORTANT

If you are in any doubt about this circular or as to the action to be taken, you should consult a stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Daiwa Associate Holdings Limited (the "Company"), you should at once hand this circular with the enclosed form of proxy to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

DAIWA

DAIWA ASSOCIATE HOLDINGS LIMITED

台和商事控股有限公司*

(incorporated in Bermuda with limited liability)

(Stock code: 1037)

RE-ELECTION OF RETIRING DIRECTORS, GENERAL MANDATES TO ISSUE AND TO REPURCHASE SHARES

A notice convening the annual general meeting of the Company to be held at Academy Room I-II, 1/F., International Grand Stanford Hotel, 70 Mody Road, Tsimshatsui East, Kowloon, Hong Kong on Thursday, 28 August 2008, at 3:30 p.m. is set out on pages 128 to 132 of the Company's Annual Report.

Whether or not you propose to attend the meeting, you are requested to complete the proxy form in accordance with the instructions printed thereon and return the same to Tricor Abacus Limited (previously known as Abacus Share Registrars Limited), the Company's branch registrar in Hong Kong at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for holding the meeting or adjourned meeting or poll (as the case maybe). Completion and return of the proxy form shall not preclude shareholders from attending and voting at the Annual General Meeting or any adjourned meeting should you so desire.

1 August 2008

* *For identification purposes only*

In this circular, the following expressions have the following meanings unless the context otherwise requires:

"Annual General Meeting"	the annual general meeting of the Company for the year ended 31 March 2008 to be held on Thursday, 28 August 2008
"Annual Report"	the annual report for the year ended 31 March 2008
"Board"	the board of Directors of the Company
"Bye-law(s)"	the existing bye-law(s) of the Company
"Director(s)"	director(s) of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollar, the lawful currency of Hong Kong
"Hong Kong"	The Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	28 July 2008, being the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Ordinary Resolutions"	the ordinary resolutions to be proposed and passed at the Annual General Meeting for the re-election of retiring directors and the granting of the general mandates to the Directors
"Outstanding Warrant(s)"	Warrant(s) not exercised as at 28 July 2008 (being the Latest Practicable Date prior to the printing of this circular)
"Share(s)"	ordinary share(s) of par value of HK$0.10 each in the capital of the Company
"Shareholder(s)"	holder(s) of Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"Subscription Period"	the three year period for 2008 warrant shares during which the Subscription Rights may be exercised which is commenced on Friday, 25 February 2005 and ended on Sunday, 24 February 2008 (both days inclusive) the five year period for 2012 warrant shares during which the Subscription Rights may be exercised which is commenced on Tuesday, 23 January 2007 and ended on Sunday, 22 January 2012 (both days inclusive)
"Subscription Right(s)"	the subscription right(s) attaching to the Warrant(s)
"Subsidiary"	a company which is for the time being and from time to time a subsidiary (within the meaning of section 2 of the Companies Ordinance of the Company whether incorporated in Hong Kong, Bermuda or elsewhere)
"Takeover Code"	the Hong Kong Code on Takeovers and Mergers
"Warrant(s)"	2008 and 2012 warrant(s) issued by the Company, in unit(s) of HK$0.50 and HK$0.40 respectively of Subscription Rights, to subscribe for new Shares at the initial subscription price of HK$0.50 and HK$0.40 per new Share respectively, subject to adjustment, at any time during the Subscription Period

DAIWA

DAIWA ASSOCIATE HOLDINGS LIMITED
台和商事控股有限公司*

(incorporated in Bermuda with limited liability)

(Stock code: 1037)

Directors:
Executive:
LAU Tak Wan *(President)*
CHAN Yuen Mei, Pinky *(Vice-President)*
WAN Chor Fai
MAK Hon Kai, Stanly

Independent non-executive:
Barry John BUTTIFANT
LIU Ngai Wing
CHOI Yuk Fan

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Head office and principal place of business:
11th Floor, Block G
East Sun Industrial Centre
16 Shing Yip Street
Kwun Tong, Kowloon
Hong Kong

1 August 2008

To the Shareholders,

Dear Sir or Madam,

RE-ELECTION OF RETIRING DIRECTORS, GENERAL MANDATES TO ISSUE AND TO REPURCHASE SHARES

INTRODUCTION

The purpose of this circular is to provide you with information regarding the following resolutions to be proposed at the annual general meeting of the Company to be held at Academy Room I-II, 1/F., International Grand Stanford Hotel, 70 Mody Road, Tsimshatsui East, Kowloon, Hong Kong on Thursday, 28 August 2008, at 3:30 p.m. relating to the re-election of retiring Directors, the renewal of the general mandates granted to the Directors to issue and repurchase Shares of the Company.

(A) Re-Election of Retiring Directors

Ordinary Resolutions will be proposed at the Annual General Meeting to re-elect directors of the Company.

Pursuant to Bye-law 99 of the Bye-Laws, Mr. LAU Tak Wan, Ms. CHAN Yuen Mei, Pinky and Mr. Wan Chor Fai shall retire at the Annual General Meeting. All the retiring Directors, being eligible, will offer themselves for re-election.

Biographical details of the retiring Directors is set out in Appendix I to this circular.

* *For identification purposes only*

(B) General Mandates to Issue Shares and to Repurchase Shares

This is an explanatory statement given to all shareholders of the Company relating to ordinary resolutions to be proposed at the Annual General Meeting authorising the Company to repurchase its own shares and to issue shares.

General Mandate to Issue Shares

Ordinary Resolutions will be proposed at the Annual General Meeting to grant to the directors of the Company a general mandate to allot, issue and deal with shares of the Company not exceeding 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of the resolution ("Share Issue Mandate") and approving an extension of the Share Issue Mandate by adding to it the aggregate nominal amount of any Shares repurchased by the Company under the Share Repurchase Mandate (as hereinafter defined), details of which are set out in Ordinary Resolutions No. (1) and No. (3) of item 5 of the notice of Annual General Meeting.

On the basis of 304,231,373 fully-paid up Shares in issue as at 28 July 2008 (being the Latest Practicable Date prior to the printing of this circular) and assuming no further shares will be issued or repurchased prior to Annual General Meeting, the Company may issue up to 60,846,275 Shares (being 20% of issued share capital as at date of approval) under the Share Issue Mandate during the period prior to the annual general meeting after Annual General Meeting of the Company following the passing of the resolution referred to above, or the expiration of the period within which such meeting is required by law to be held, or the revocation or variation of such mandate by an ordinary resolution of the shareholders of the Company in general meeting, whichever occurs first.

General Mandate to Repurchase Shares

An ordinary resolution will also be proposed at the Annual General Meeting to grant to the Directors a general mandate to exercise the powers of the Company to repurchase Shares with an aggregate nominal amount of up to 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of the resolution ("Share Repurchase Mandate") as set out in Ordinary Resolution No. (2) of item 5 of the notice of Annual General Meeting.

This explanatory statement contains all the information required pursuant to rule 10.06(1)(b) and other relevant provisions of the Securities Buy Back Rules in the Listing Rules which is set out as follows:

(i) On the basis of 304,231,373 fully-paid up Shares in issue as at 28 July 2008 (being the Latest Practicable Date prior to the printing of this circular) and assuming no further shares will be issued or repurchased prior to Annual General Meeting, the Company may repurchase up to 30,423,137 Shares (being 10% of issued share capital as at date of approval) under the Share Repurchase Mandate during the period prior to the annual general meeting after Annual General Meeting of the Company following the passing of the resolution referred to above, or the expiration of the period within which such meeting is required by law to be held, or the revocation or variation of such mandate by an ordinary resolution of the shareholders of the Company in general meeting, whichever occurs first.

    On 23 February 2005, that a total of 28,843,209 2008' Warrants were issued. Each Warrant will entitle the holder thereof to subscribe in cash for one share at the initial subscription price of HK$0.50, subject to adjustment, at any time during the three year period which commenced on Friday, 25 February 2005 and ended on Sunday, 24 February 2008 (both days inclusive). (Please make reference to the announcement of the Company on 16 February 2005 and the circular of the Company dated 6 January 2005 in relation to

the interim dividend with warrant alternative and the whitewash waiver). As at 28 July 2008 (being the Latest Practicable Date prior to the printing of this circular), there is a total of 693,413 2008' Warrants not exercised and lapsed.

On 23 January 2007, that a total of 26,070,000 2012' Warrants were issued. Each Warrant will entitle the holder thereof to subscribe in cash for one share at the initial subscription price of HK$0.40, subject to adjustment, at any time during the five year period which commenced on Tuesday, 23 January 2007 and ended on Sunday, 22 January 2012 (both days inclusive). (Please make reference to the announcement of the Company on 7 December 2006 and the circular of the Company dated 28 December 2006 in relation to the interim dividend with warrant alternative). As at 28 July 2008 (being the Latest Practicable Date prior to the printing of this circular), there is a total of 12,313,089 2012' Warrants not exercised.

If the Subscription Rights of the total of 12,313,089 Warrants is fully exercised before the Annual General Meeting, on the basis of 304,231,373 fully paid up Shares in issue as at 28 July 2008 (being the Latest Practicable Date prior to the printing of this circular) and assuming no further shares, except for the shares to be issued pursuant to the Outstanding Warrants, will be issued or repurchased prior to the Annual General Meeting then the fully-paid up Shares in issue would increase to 316,544,462. The exercise in full of the Share Repurchase Mandate would result in up to 31,654,446 Shares being 10% of issued share capital as at the date Annual General Meeting. (The detail of the Warrants are set out in circulars despatched on 6 January 2005 and 28 December 2006).

(ii) The Directors believe that it is in the best interests of the Company and its shareholders to have a general authority from shareholders to enable the Directors to repurchase Shares on the market. Trading conditions of the Company's shares on the Stock Exchange of Hong Kong Limited have sometimes been volatile in recent years. At any time in the future when Shares are trading at a discount to their underlying value, the ability of the Company to repurchase Shares will be beneficial to those shareholders who retain their investment in the Company since their percentage interest in the assets of the Company would increase in proportion to the number of shares repurchased by the Company and thereby resulting in an increase in net assets and/or earnings per share of the Company. Such repurchases will only be made when the Directors believe that such repurchases will benefit the Company and its shareholders.

(iii) In repurchasing shares, the Company may only apply funds legally available for such purpose in accordance with its memorandum of association and Bye-laws and the laws of Bermuda. The Companies Act 1981 of Bermuda (as amended) (the "Companies Act") provides that the amount of capital repaid in connection with a share repurchase may only be paid from the distributable profits of the Company and/or the proceeds of a new issue of shares, made for the purpose of the repurchase to such extent allowable under the Companies Act.

(iv) There might be a material adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the latest published audited consolidated accounts contained in the Company's annual report for the year ended 31 March 2008 in the event that the Share Repurchase Mandate is exercised in full. The Directors do not propose to exercise the Share Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse impact on the working capital requirement of the Company or the gearing level which in the opinion of the Directors are from time to time appropriate for the Company.

(v) None of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their associates has any present intention, in the event that the Share Repurchase Mandate is approved by shareholders of the Company, to sell any Shares to the Company or its subsidiaries.

(vi) The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Share Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Bermuda.

(vii) If a shareholder's proportionate interest in the voting right of the company increases as a result of a share repurchase, such increase will be treated as an acquisition for the purposes of the Code on Takeovers and Mergers. In certain circumstances, a shareholder or a group of shareholders acting in concert could, as a result of such increase, obtain or consolidate control of the company and become obliged to make a mandatory offer in accordance with Rules 26 of the Takeover Code.

As at the Latest Practicable Date, to the best knowledge and belief of the Directors, the following substantial shareholders have direct or indirect interest in 10% or more of the issued share capital of the Company:

Substantial Shareholder

	Beneficially held in			
	Shares before full exercise of Subscription Rights of Outstanding Warrants	**% of Interest**	**Shares after full exercise of Subscription Rights of Outstanding Warrants**	**% of Interest**
China Capital Holdings Investment Ltd *(Note 1)*	74,431,436	24.47%	82,293,824	26.00%
Leading Trade Ltd *(Note 2)*	60,918,396	20.02%	60,918,396	19.24%
Cyber Concept Ltd *(Note 3)*	12,356,667	4.06%	12,356,667	3.90%
Mr. LAU Tak Wan	3,657,141	1.20%	3,657,141	1.16%
Ms. CHAN Yuen Mei, Pinky	1,142,854	0.38%	1,142,854	0.36%
Mr. LAU Tak Wan & Ms. CHAN Yuen Mei, Pinky jointly held	2,880,000	0.95%	2,880,000	0.91%
Mr. LAU Tak Wan & Ms. CHAN Yuen Mei, Pinky total	155,386,494	51.08%	163,248,882	51.57%
South China Holdings Ltd	36,502,198	12.00%	36,502,198	11.53%

	Shares to be issued after full exercise of Subscription Rights of Outstanding Warrants
China Capital Holdings Investment Ltd *(Note 1)*	7,862,388
Leading Trade Ltd *(Note 2)*	—
Cyber Concept Ltd *(Note 3)*	—
	7,862,388

Note 1: The issued share capital of China Capital Holdings Investment Ltd is 60% owned by Mr. LAU Tak Wan, and 40% by Ms. CHAN Yuen Mei, Pinky (the spouse of Mr. LAU Tak Wan).

Note 2 : Leading Trade Ltd is a company 50% owned by Mr. LAU Tak Wan and 50% by Ms. CHAN Yuen Mei, Pinky.

Note 3 : Cyber Concept Ltd is a company 50% owned by Mr. LAU Tak Wan and 50% by Ms. CHAN Yuen Mei, Pinky.

In the event that the Directors exercise in full the power to repurchase shares in accordance with the terms of the ordinary resolution to be proposed at the Annual General Meeting of the Company, the respective shareholdings together with the options of each of the above mentioned substantial shareholder and of the directors in the Company would be increased to:

	Shareholding	
	Before full exercise of Subscription Rights of Warrants	**After full exercise of Subscription Rights of Warrants**
China Capital Holdings Investment Ltd	27.18%	28.89%
Leading Trade Ltd	22.25%	21.38%
Cyber Concept Ltd	4.51%	4.34%
Mr. LAU Tak Wan	1.34%	1.28%
Ms. CHAN Yuen Mei, Pinky	0.42%	0.40%
Mr. LAU Tak Wan & Ms. CHAN Yuen Mei, Pinky jointly held	1.05%	1.01%
Mr. LAU Tak Wan & Ms. CHAN Yuen Mei, Pinky total	56.75%	57.30%
South China Holdings Ltd	13.33%	12.81%

The aggregate percentage of interest in shares of Mr. LAU Tak Wan and Ms. CHAN Yuen Mei, Pinky, represented 56.75% and 57.30% of issued share capital of the Company before and after the full exercise of Subscription Rights of Warrants, in the event that the Share Repurchase Mandate is exercised in full.

To the best knowledge and belief of the Directors, the Directors have no present intention to exercise the repurchase mandate to such extent as would give rise to the obligation to make a mandatory offer in accordance with Rules 26 of the Code.

The Directors are not aware of any consequences which may arise under the Takeover Code as a result of any repurchases made under the Share Repurchase Mandate. The Directors do not propose to repurchase shares which would result in the aggregate amount of the share capital of the Company in public hands reducing to below 25%.

(viii) No purchase of shares have been made by the Company during the previous 6 months, whether on the Stock Exchange or otherwise.

(ix) The Listing Rules prohibit a company from knowingly repurchasing shares of the company on the Stock Exchange from a "connected person", that is, a director or substantial shareholder or their associates (as defined in the Listing Rules). A connected person shall not knowingly sell his shares to the company.

No connected person (as defined in the Listing Rules) has notified the Company that he has a present intention to sell Shares to the Company, or has undertaken not to do so, in the event that the Share Repurchase Mandate is approved by shareholders of the Company.

(x) The highest and lowest trading prices for Shares recorded on the Stock Exchange during each of the previous 12 months were as follows:

	Lowest *(HK$)*	Highest *(HK$)*
July 2007	0.620	0.900
August 2007	0.490	0.750
September 2007	0.570	0.740
October 2007	0.600	0.730
November 2007	0.640	0.750
December 2007	0.560	0.700
January 2008	0.450	0.660
February 2008	0.500	0.620
March 2008	0.400	0.550
April 2008	0.425	0.600
May 2008	0.450	0.600
June 2008	0.420	0.520
July 2008 (up to the Latest Practicable Date)	0.500	0.500

(C) Annual General Meeting

The notice of Annual General Meeting is set out on pages 128 to 132 of the Company's Annual Report.

A proxy form for use at the Annual General Meeting is enclosed with this circular. In order to be valid, the proxy form together with a power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the office of the Company's branch registrar in Hong Kong (Tricor Abacus Limited, previously known as Abacus Share Registrars Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong), not less than 48 hours before the time appointed for holding of Annual General Meeting or adjourned meeting or poll (as the case may be).

(D) Procedures to Demanding a Poll

Pursuant to Bye-laws 69, a poll may be demanded in relation to any resolution put to the vote of the Annual General Meeting before or on the declaration of the result of the show of hands by:

(i) the chairman of the meeting;

(ii) at least 3 Shareholders present in person or by proxy or authorized representative for the time being entitled to vote at the meeting;

(iii) any Shareholders or Shareholders present in person or by proxy or authorized representative and holding between them not less than one-tenth of the total voting rights of all the members having the right to attend and vote at the meeting; or

(iv) any Shareholders or Shareholders present in person or by proxy or authorized representative and holding shares in the Company conferring a right to attend and vote at the meeting being shares on which an aggregate sum has been paid up equal to no less than one-tenth of the total sum paid up on all the shares conferring that right.

(E) Responsibility Statement

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

(F) Recommendation

The Directors are of the opinion that the re-election of retiring Directors, the renewal of the general mandates granted to the Directors to issue and repurchase shares of the Company are in the best interests of the Company and the shareholders as a whole and therefore recommend the Shareholders to vote in favour of the Ordinary Resolutions to be proposed at the Annual General Meeting.

For and on behalf of
Daiwa Associate Holdings Limited
LAU Tak Wan
President

The biographical details of Directors who are proposed to be re-elected at the Annual General Meeting are set out as follows:

Mr. LAU Tak Wan

Mr. LAU Tak Wan, aged 58, is the Executive Director of the Company. Also he is the founder and the President of the Group. Mr. Lau graduated from Hong Kong Baptist College (now known as Hong Kong Baptist University) in Sociology and has more than 20 years' management and production experience in the electronics industry. Prior to founding the Group, Mr. Lau had over 6 years' experience in running his own business in the electronics industry. He is responsible for the overall corporate planning, strategic development and marketing of the Group. Mr. Lau has not held any directorship in other public listed company in the past three years.

As at the date of this circular, Mr. Lau has interest in 155,386,494 shares and 7,862,388 Outstanding Warrants of the Company (51.08% and 51.57% of the Company's total issued shares before and after of the full exercise of Outstanding Warrants respectively) within the meaning of Part XV of the Securities and Futures Ordinance as recorded in the register required to be kept under section 352 of the Securities and Futures Ordinance or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Director of Listed Companies. The annual emolument for Mr. Lau under his latest service contract dated 18 March 1994 with the Company amounts to approximately HK$3,105,000. The emoluments of the Director are determined by the Board with reference to the Company's performance and profitability, as well as remuneration benchmark in the industry and prevailing market conditions. The service contract was effective from 18 March 1994 for an initial term of three years and will continue thereafter until terminated by either party for not less than three month's prior written notice and will be subject to retirement by rotation and re-election at the Company's annual general meeting in accordance with Bye-law 99 of the Company's Bye-law.

Apart from Mr. Lau is the spouse of Ms. Chan Yuen Mei, Pinky, Mr. Lau does not have any relationship with any other Directors, senior management, or substantial shareholders of the Company.

Ms. CHAN Yuen Mei, Pinky

Ms. CHAN Yuen Mei, Pinky, aged 51, is the spouse of Mr. LAU Tak Wan. Ms. Chan is the Executive Director of the Company and the Vice-president of the Group. Also she is the Director of Administration and Finance responsible for administration, human resources and finance of the Group. Prior to joining the Group in 1998, Ms. Chan has over 20 years of experience in accounting and financial management and at the same time running her own business for more than 10 years. Ms. Chan has not held any directorship in other public listed company in the past three years.

As at the date of this circular, Ms. Chan has interest in 155,386,494 shares and 7,862,388 Outstanding Warrants of the Company (51.08% and 51.57% of the Company's total issued shares before and after of the full exercise of Outstanding Warrants respectively) within the meaning of Part XV of the Securities and Futures Ordinance as recorded in the register required to be kept under section 352 of the Securities and Futures Ordinance or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies. The annual emolument for Ms. Chan under her latest service contract dated 1 April 1999

with the Company amounts to approximately HK$1,257,000. The emoluments of the Directors are determined by the Board with reference to the Company's performance and profitability, as well as remuneration benchmark in the industry and prevailing market conditions. The service contract was effective from 1 April 1999 for an initial term of two years and will continue thereafter until terminated by either party for not less than three months' prior written notice and will be subject to retirement by rotation and re-election at the Company's annual general meeting in accordance with Bye-law 99 of the Company's Bye-law.

Apart from Ms. Chan is the spouse of Mr. LAU Tak Wan, Ms. Chan does not have any relationship with any other Directors, senior management, or substantial shareholders of the Company.

Mr. WAN Chor Fai

Mr. WAN Chor Fai, aged 50, is the Executive Director of the Company and the CEO (Manufacturing) of the Group. Mr. Wan graduated from Hong Kong Polytechnic (now known as The Hong Kong Polytechnic University) in Production and Industrial Engineering and is responsible for the business development and manufacturing management of the Group. He has gained more than 19 years' experience in manufacturing and marketing since his joining of the Group in 1987. Mr. Wan has not held any directorship in other public listed company in the past three years.

As at the date of this circular, Mr. Wan has interest in 50,000 shares of the Company (0.016% and 0.016% of the Company's total issued shares before and after the full exercise of Outstanding Warrants respectively) within the meaning of Part XV of the Securities and Futures Ordinance as recorded in the register required to be kept under section 352 of the Securities and Futures Ordinance or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies. The annual emolument for Mr. Wan under his latest service contract dated 20 September 2004 with the Company amounts to approximately HK$1,418,000. The emoluments of the Directors are determined by the Board with reference to the Company's performance and profitability, as well as remuneration benchmark in the industry and prevailing market conditions. The service contract was effective from 1 October 2004 for an initial term of two years and will continue thereafter until terminated by either party for not less than six months' prior written notice and will be subject to retirement by rotation and re-election at the Company's annual general meeting in accordance with Bye-law 99 of the Company's Bye-law.

Mr. Wan does not have any relationship with any other Directors, senior management, or substantial shareholders of the Company.

Save as disclosed above, there are no other matters concerning Mr. Lau, Ms. Chan and Mr. Wan relating to their re-election that need to be brought to the attention of the Shareholders and there is no other information that is required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules.

重要提示

閣下如對本通函任何內容或應採取之行動有任何疑問，應諮詢股票經紀、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之台和商事控股有限公司(「本公司」)股份全部售出或轉讓，應立即將本通函連同隨附之代表委任表格交予買主或承讓人，或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

DAIWA ASSOCIATE HOLDINGS LIMITED

台和商事控股有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：1037)

重選退任董事
發行及購回股份之一般授權

本公司謹訂於二零零八年八月二十八日(星期四)下午三時三十分假座香港九龍尖沙咀東部麼地道70號海景嘉福酒店一層瀚林廳舉行股東週年大會。大會通告刊載於本公司年報第128至132頁。

閣下不論能否出席該大會，務請盡早將代表委任表格按其印列之指示填妥交回，惟無論如何須於大會(或其任何續會)舉行時間48小時前送達本公司之香港股份過戶登記分處卓佳雅柏勤有限公司(前名稱為雅柏勤證券登記有限公司)，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。填妥及交回代表委任表格後， 閣下仍可依願出席股東週年大會(或其任何續會)並於會上投票。

二零零八年八月一日

* 僅供識別

於本通函內，除文義另有所指外，下列詞語具有以下涵義：

「股東週年大會」	指	將於二零零八年八月二十八日(星期四)舉行之本公司截至二零零八年三月三十一日止年度股東週年大會
「年報」	指	截至二零零八年三月三十一日止財政年度之年報
「董事會」	指	本公司之董事會
「章程細則」	指	本公司之章程細則
「董事」	指	本公司董事
「本集團」	指	本公司及其附屬公司
「港元」	指	港元，香港之法定貨幣
「香港」	指	中華人民共和國香港特別行政區
「最後實際可行日期」	指	二零零八年七月二十八日，即本通函付印前可確定其中所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「普通決議案」	指	將於股東週年大會提呈及通過之普通決議案 — 重選退任董事，授予董事發行及購回公司股份之一般授權
「仍未行使認股權證認購權」	指	於最後實際可行日期，即二零零八年七月二十八日，仍未行使認股權證認購權
「股份」	指	本公司股本中每股面值0.10港元之普通股
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司

「認購期」	指	二零零八年認購權可予行使之三年期間，行使日期為二零零五年二月二十五日(星期五)至二零零八年二月二十四日(星期日)(包括首尾兩日) 二零一二年認購權可予行使之五年期間，行使日期為二零零七年一月二十三日(星期二)至二零一二年一月二十二日(星期日)(包括首尾兩日)
「認購權」	指	認股權證附有之認購權
「附屬公司」	指	本公司當時在香港、百慕達或其他地區註冊成立之附屬公司(定義見公司條例第2條)
「收購守則」	指	香港《公司收購及合併守則》
「認股權證」	指	本公司二零零八年及二零一二年之認股權證，分別以認購權0.50港元及0.40港元為單位，持有人可憑認股權證於認購期內任何時間按初步認購價每股0.50港元及0.40港元之價格(可予調整)認購新股份

DAIWA

DAIWA ASSOCIATE HOLDINGS LIMITED

台和商事控股有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：1037)

董事：
執行董事：
劉得還(總裁)
陳婉薇(副總裁)
尹楚輝
麥漢佳

獨立非執行董事：
畢滌凡
廖毅榮
蔡毓藩

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

總辦事處及主要營業地點：
香港
九龍觀塘
成業街16號
怡生工業中心
G座十一樓

敬啓者：

重選退任董事
發行及購回股份之一般授權

緒言

本通函旨在向 閣下提供以下將於本公司訂於二零零八年八月二十八日(星期四)下午三時三十分假座香港九龍尖沙咀東部麼地道70號海景嘉福酒店一層瀚林廳舉行之股東週年大會上提呈之決議案之資料，內容關於重選退任董事；授予董事發行及購回公司股份之一般授權。

(A) 重選退任董事

將於股東週年大會上提呈普通決議案以重選退任之本公司董事。

根據本公司章程細則第99條，劉得還先生、陳婉薇女士及尹楚輝先生須於股東週年大會退任，三位退任董事均合資格並願意膺選連任。

有關退任董事之簡歷載於本通函附錄一。

* 僅供識別

(B) 發行股份及購回股份之一般授權

本通函為就有關將於股東週年大會上提呈授權本公司購回其本身股份及發行股份之普通決議案而致本公司全體股東之說明函件。

發行股份之一般授權

將於股東週年大會上提呈普通決議案，授予本公司董事一般授權，以配發、發行及處理本公司於決議案獲通過之日已發行股本總面值不超過20%之本公司股份及批准擴大發行股份授權(「發行股份授權」)，使其包括本公司根據購回股份授權(定義見下文)而購回之任何股份總面值，有關詳情載於股東週年大會通告第5項第(1)及(3)號之普通決議案。

根據本公司於二零零八年七月二十八日(即本通函付印之最後實際可行日期)已發行之繳足股份304,231,373股計算及假設於股東週年大會舉行前並無再發行或購回任何股份，本公司於上文所述之決議案獲通過後之本公司下屆股東週年大會舉行前、或法例規定須舉行該大會之期間屆滿前、或本公司股東於股東大會上通過普通決議案撤銷或修訂該項授權前(以較早之日期為準)之期間內，本公司或會根據發行股份授權發行最多60,846,275股股份，佔批准當日已發行股本之20%。

購回股份之一般授權

將於股東週年大會上提呈另一項普通決議案，授予董事行使本公司權力購回股份(總面值最多為本公司於決議案獲通過之日已發行股本總面值10%)之一般授權(「購回股份授權」)，詳情載於股東週年大會通告第5項第(2)號之普通決議案。

本說明函件載有根據上市規則第10.06(1)(b)條及其他有關證券購回規則規定所必須提供之一切資料，載列如下：

(i) 根據本公司於二零零八年七月二十八日(即本通函付印之最後實際可行日期)已發行之繳足股份304,231,373股計算及假設於股東週年大會舉行前並無再發行或購回任何股份，本公司於上文所述之決議案獲通過後之本公司下屆股東週年大會舉行前，或法例規定須舉行該大會之期間屆滿前、或本公司股東於股東大會上通過普通決議案撤銷或修訂該項授權前(以較早之日期為準)之期間內，本公司或會根據購回股份授權購回最多30,423,137股股份，佔批准當日已發行股本之10%。

於二零零五年二月二十三日，合共發行28,843,209份二零零八年認股權證。每份認股權證將賦予認股權證持有人權利，於二零零五年二月二十五日(星期五)至二零零八年二月二十四日(星期日)止之三年期間(包括首尾兩日)內任何時間以現金按每股股份0.50港元之初步認購價(可予調整)認購一股股份。(請參閱本公司於二零零五年二月十六日之公佈及於二零零五年一月六日刊發有關中期股息(可選

擇認股權證方案）及清洗豁免之通函。）於二零零八年七月二十八日（即本通函付印之最後實際可行日期），共有693,413份二零零八年認股權證仍未認購及已逾期。

於二零零七年一月二十三日，合共發行26,070,000份二零一二年認股權證。每份認股權證將賦予認股權證持有人權利，於二零零七年一月二十三日（星期二）至二零一二年一月二十二日（星期日）止之五年期間（包括首尾兩日）內任何時間以現金按每股股份0.40港元之初步認購價（可予調整）認購一股股份。（請參閱本公司於二零零六年十二月七日之公佈及於二零零六年十二月二十八日刊發有關中期股息（可選擇認股權證方案）。）於二零零八年七月二十八日（即本通函付印之最後實際可行日期），共有12,313,089份二零一二年認股權證仍未認購。

如該筆共12,313,089份認股權證於股東週年大會前全數認購，根據本公司於二零零八年七月二十八日（即本通函付印之最後實際可行日期）已發行繳足股份304,231,373股計算及假設除根據仍未認購之認股權證將予發行之股份外，於股東週年大會舉行前並無再發行或購回任何股份，則已發行之繳足股份將增加至316,544,462股。全面行使購回股份授權將可購回最多31,654,446股，佔股東週年大會舉行當日之已發行股本10%。（認股權證詳情載於二零零五年一月六日及二零零六年十二月二十八日寄發之通函內）。

(ii) 董事相信股東賦予一般授權使董事可在市場購回股份，乃符合本公司及其股東之最佳利益。近年來本公司股份在香港聯合交易所有限公司之交易情況曾出現數次大幅波動，倘股份於日後任何時間以其應有價格之折讓價買賣時，本公司能夠購回股份將會對繼續於本公司投資之股東有利，概因此等股東佔本公司資產權益之百分比將按本公司購回股份數目之比例增加，因而促使本公司之資產淨值及／或每股盈利增加。董事會僅會在其認為購回股份對本公司及其股東有利之情況下，方會進行股份購回。

(iii) 按照本公司組織章程大綱及組織章程細則與百慕達法例，本公司用以購回股份之資金僅可從法定可撥作該用途之資金中撥支。按照百慕達一九八一年公司法（經修訂）（「公司法」）規定，購回股份之資金歸還僅可從本公司之可供派發溢利及／或因購回股份而按公司法發行新股之所得款項中撥取。

(iv) 倘購回股份授權獲全面行使，其與截至二零零八年三月三十一日止年度年報內所載之經審核綜合賬目披露之情況相比，可能會對本公司之營運資金或負債情況構成重大不利影響。倘行使購回股份授權會對董事認為不時適合本公司之營運資金需求或負債水平構成重大不利影響，則董事將不擬行使該授權。

(v) 各董事或(就其作出一切合理查詢後所知)其任何聯繫人士目前概無意在購回股份授權獲本公司股東批准之情況下將任何股份售予本公司或其附屬公司。

(vi) 各董事已向聯交所承諾，在適用之情況下，彼等將遵守上市規則及百慕達之適用法例而行使購回股份授權。

(vii) 倘由於購回股份導致某股東於公司投票權之權益比例增加，就收購及合併守則而言，此項權益增加將視作一項收購。在若干情況下，一名股東或一批一致行動之股東若因此項權益增加而取得或鞏固對公司之控制權，須按照收購守則第26條提出強制性收購建議。

於最後實際可行日期，就董事所深知及確信，下列主要股東直接或間接擁有本公司已發行股本10%或以上之權益：

主要股東

	實益持有權益			
	仍未行使認股權証緊接認購權悉數行使前之股份數目	所佔權益百分比	仍未行使認股權証緊接認購權悉數行使後之股份數目	所佔權益百分比
China Capital Holdings Investment Ltd (附註1)	74,431,436	24.47%	82,293,824	26.00%
Leading Trade Ltd (附註2)	60,918,396	20.02%	60,918,396	19.24%
Cyber Concept Ltd (附註3)	12,356,667	4.06%	12,356,667	3.90%
劉得還先生	3,657,141	1.20%	3,657,141	1.16%
陳婉薇女士	1,142,854	0.38%	1,142,854	0.36%
劉得還先生及陳婉薇女士共同持有	2,880,000	0.95%	2,880,000	0.91%
劉得還先生及陳婉薇女士合計	155,386,494	51.08%	163,248,882	51.57%
南華集團有限公司	36,502,198	12.00%	36,502,198	11.53%

	仍未行使認股權證認購權權益之股份數目
China Capital Holdings Investment Ltd (附註1)	7,862,388
Leading Trade Ltd (附註2)	—
Cyber Concept Ltd (附註3)	—
	7,862,388

附註1： China Capital Holdings Investment Ltd百分之六十已發行股本由劉得還先生擁有，餘下百分之四十已發行股本由陳婉薇女士(劉得還先生之配偶)擁有。

附註2： Leading Trade Ltd百分之五十已發行股本由劉得還先生擁有，餘下之百分之五十已發行股本由陳婉薇女士擁有。

附註3： Cyber Concept Ltd百分之五十已發行股本由劉得還先生擁有，餘下之百分之五十已發行股本由陳婉薇女士擁有。

倘董事根據將於本公司股東週年大會上提呈之普通決議案之條款行使全部權力購回股份，則有關股權連同上述各主要股東及本公司董事所擁有之購股權將增加至：

	股權	
	緊接認股權證認購權悉數行使前	緊接認股權證認購權悉數行使後
China Capital Holdings Investment Ltd	27.18%	28.89%
Leading Trade Ltd	22.25%	21.38%
Cyber Concept Ltd	4.51%	4.34%
劉得還先生	1.34%	1.28%
陳婉薇女士	0.42%	0.40%
劉得還先生及陳婉薇女士共同持有	1.05%	1.01%
劉得還先生及陳婉薇女士合計	56.75%	57.30%
南華集團有限公司	13.33%	12.81%

倘全面行使購回股份授權，則劉得還先生及陳婉薇女士擁有之股份權益百分比總數分別佔本公司於仍未行使認股權證認購權悉數行使之前及之後已發行股本56.75%及57.30%。

就董事所知及確信，董事目前無意行使購回授權，致使產生根據守則第26條規定須進行強制性收購建議之責任。

董事並不知悉根據購回股份授權進行之購回事項可能會產生收購守則所指之任何後果。董事不建議購回股份以導致公眾人士所持股份總數低於本公司已發行股本25%。

(viii) 於過去六個月內，本公司概並無在聯交所或以其他方式購回股份。

(ix) 上市規則禁止公司在知情下向「關連人士」，即董事或主要股東或彼等之聯繫人士(按上市規則之定義)在聯交所購回該公司之股份，而關連人士亦不得在知情下向該公司出售其股份。

關連人士(按上市規則之定義)概無知會本公司，倘購回股份授權獲本公司股東批准，擬將彼等之股份售予本公司，或已承諾不將之售予本公司。

(x) 於過去十二個月內各月，聯交所記錄得之股份最高及最低成交價如下：

	最低 (港元)	最高 (港元)
二零零七年七月	0.620	0.900
二零零七年八月	0.490	0.750
二零零七年九月	0.570	0.740
二零零七年十月	0.600	0.730
二零零七年十一月	0.640	0.750
二零零七年十二月	0.560	0.700
二零零八年一月	0.450	0.660
二零零八年二月	0.500	0.620
二零零八年三月	0.400	0.550
二零零八年四月	0.425	0.600
二零零八年五月	0.450	0.600
二零零八年六月	0.420	0.520
二零零八年七月(截至最後實際可行日期)	0.500	0.500

(C) 股東週年大會

股東週年大會通告已刊載於本公司年報第128至132頁。

隨函附奉股東週年大會適用的代表委任表格。代表委任表格連同簽署人之授權書或其他授權文件(如有)，或經由公證人簽署證明之該等文件之副本，最遲須於股東週年大會或續會或投票表決(視乎情況而定)指定舉行時間48小時前送達本公司香港股份過戶登記分處，卓佳雅柏勤有限公司(前名稱為雅柏勤證券登記有限公司)於香港灣仔皇后大道東28號金鐘匯中心26樓，方為有效。

(D) 要求以投票表決之程序

根據組織章程細則第69條，在宣佈以舉手形式表決之結果之前，或在作出此宣佈時，下列人士均可要求就股東週年大會上任何相關之決議案以投票形式作出表決：

(i) 大會之主席；

(ii) 不少於三名親身出席或透過委任代表或獲授權代表出席而當時有權於大會上投票之股東；

(iii) 任何親身出席或透過委任代表或獲授權代表出席，而其持有之投票權不少於所有有權出席並於會上投票之股東之總投票權十分之一之一名或多名股東；或

(iv) 任何親身出席或透過委任代表或授權代表出席，並持有賦予權利可出席並於會上投票之一名或多名股東，而該等股份之已繳股本數額佔全部具備此權利股份之已繳總額不少於十分之一。

(E) 責任聲明

本通函乃遵照上市規則提供有關本集團之資料。各董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知及確信，本通函無遺漏任何其他事實，致令其內容有所誤導。

(F) 推薦意見

董事認為，本通函所述重選退任董事、發行及購回股份之一般授權之建議均符合本公司及各股東之整體最佳利益。因此，董事建議股東投票贊成將於股東週年大會上提呈之普通決議案。

此致

列位股東　台照

承董事會命
台和商事控股有限公司
總裁
劉得還

二零零八年八月一日

下文為將於二零零八年股東週年大會膺選連任董事之個人資料：

劉得還先生

劉得還先生，現年五十八歲，為本公司之執行董事，亦是本集團之創辦人兼總裁。劉先生畢業於香港浸會學院（現稱香港浸會大學）社會學系及在電子業管理及生產方面擁有超過二十年經驗。在創立本集團之前，劉先生在電子業內更擁有超過六年經營本身業務之經驗。彼負責本集團整體之企業策劃、策略發展及市場推廣工作。劉先生於過去三年並無於其他上市公司擔任任何董事職務。

於本通函日期，按照證券及期貨條例第352條所規定須備存之登記冊所紀錄，根據證券及期貨條例第XV部定義，或依據上市公司董事進行證券交易的標準守則致本公司及聯交所之通知，劉先生持有本公司155,386,494股及7,862,388股仍未行使認股權證（分別佔本公司於仍未行使認股權證認購權悉數行使前及後之已發行股份總數51.08%及51.57%）股份權益。根據其於一九九四年三月十八日與本公司最新訂立之服務合約，劉先生之年薪酬約為3,105,000港元。董事薪酬乃由董事會經參照本公司之業績表現、盈利能力以及業界薪酬基準及當時市場狀況而釐定。該服務合約自一九九四年三月十八日起三年有效及其後將繼續生效，直至其中一方發出不少於三個月之事先書面通知予以終止為止，並須根據本公司之組織章程細則第99條於本公司之股東週年大會上輪席告退及膺選連任。

除劉先生為陳婉薇女士之配偶外，劉先生與本公司任何其他董事、高級管理人員或主要股東概無任何關係。

陳婉薇女士

陳婉薇女士，現年五十一歲，為劉得還先生之配偶。陳女士為本公司的執行董事，亦為本集團副總裁兼行政及財務董事，負責集團行政、人力資源及財務管理。彼於一九九八年加入本集團，陳女士擁有超過二十年之會計及財務管理經驗，同時擁有超過十年經營本身業務之經驗。陳女士於過去三年並無於其他上市公司擔任任何董事職務。

於本通函日期，按照證券及期貨條例第352條所規定須備存之登記冊所紀錄，根據證券及期貨條例第XV部定義，或依據上市公司董事進行證券交易的標準守則致本公司及聯交所之通知，陳女士持有本公司155,386,494股及7,862,388股仍未行使認股權證（分別佔本公司於仍未行使認股權證認購權悉數行使前及後之已發行股份總數51.08%及51.57%）股份權益。根據其於一九九九年四月一日與本公司最新訂立之服務合約，陳女士之年薪酬約為1,257,000港元。董事薪酬乃由董事會經參照本公司之業績表現、盈利能力以及業界薪酬基

準及當時市場狀況而釐定。該服務合約自一九九九年四月一日起兩年有效及其後將繼續生效，直至其中一方發出不少於三個月之事先書面通知予以終止為止，並須根據本公司之組織章程細則第99條於本公司之股東週年大會上輪席告退及膺選連任。

除陳女士為劉得還先生之配偶外，陳女士與本公司任何其他董事、高級管理人員或主要股東概無任何關係。

尹楚輝先生

尹楚輝先生，現年五十歲，為本公司的執行董事及本集團之CEO(製造業務)。尹先生畢業於香港理工學院(現稱香港理工大學)之生產及工業工程系，現時負責本集團業務發展及生產管理。在一九八七年加入本集團之前，尹先生擁有超過十九年之生產管理及市場推廣經驗。尹先生於過去三年並無於其他上市公司擔任任何董事職務。

於本通函日期，按照證券及期貨條例第352條所規定須備存之登記冊所記錄，根據證券及期貨條例第XV部定義，或依據上市公司董事進行證券交易的標準守則致本公司及聯交所之通知，尹先生持有本公司50,000股股份權益(分別佔本公司於仍未行使認股權證認購權悉數行使前及後之已發行股份總數0.016%及0.016%)。根據其於二零零四年九月二十日與本公司最新訂立之服務合約，尹先生之年薪酬約為1,418,000港元。董事薪酬乃由董事會經參照本公司之業績表現、盈利能力以及業界薪酬基準及當時市場狀況而釐定。該服務合約自二零零四年十月一日起兩年有效及其後將繼續生效，直至其中一方發出不少於三個月之事先書面通知予以終止為止，並須根據本公司之組織章程細則第99 條於本公司之股東週年大會上輪席告退及膺選連任。

尹先生與本公司任何其他董事、高級管理人員或主要股東概無任何關係。

除上文所披露者外，本公司概無任何須予知會股東有關重選劉先生、陳女士及尹先生之其他事宜，亦無任何根據聯交所上市規則第13.51(2)(h)條至第13.51(2)(v)條規定須予以披露之資料。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Daiwa Associate Holdings Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

DAIWA

DAIWA ASSOCIATE HOLDINGS LIMITED

台和商事控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 1037)

DISCLOSEABLE TRANSACTION

DISPOSAL OF INTEREST IN DAIWA SOUND CO., LTD

Financial Advisor to the Company

ASIAN CAPITAL
(CORPORATE FINANCE) LIMITED
卓亞(企業融資)有限公司

* *For identification purpose only*

7 May 2008

CONTENTS

	Page
Definitions	1
Letter from the Board	3
Appendix – General Information	8

In this circular, the following expressions have the following meanings unless the context otherwise require:

"Allied Concept"	Allied Concept Limited, a corporation duly registered in Hong Kong, the purchaser of the Sale Shares and a third party independent of the Company and its connected persons
"Board"	the board of Directors
"BVI"	British Virgin Island
"Company"	Daiwa Associate Holdings Limited (台和商事控股有限公司) *, a company incorporated in Bermuda with limited liability and the issued Shares of which are listed on the Stock Exchange
"Completion"	completion of the sale and purchase of the Sale Shares or any part thereof in accordance with the terms of the Sale and Purchase Agreement
"connected persons"	has the meaning ascribed to this term under the Listing Rules
"Daiwa Sound"	Daiwa Sound Company Limited, an indirect, non wholly-owned subsidiary of the Company incorporated in Osaka, Japan with issued capital stock of 300 shares of JYP50,000 par value
"Daiwa Sound Shares"	share(s) in the capital stock of Daiwa Sound issued at a par value of JYP50,000 each
"DAL"	Daiwa Associate Limited, an indirect, wholly-owned subsidiary of the Company incorporated in BVI with issued share capital of US$2, also the legal and beneficial owner of the Sale Shares
"Directors"	directors (including the non-executive and independent non-executive directors) of the Company from time to time
"Disposal"	the proposed disposal of the Sale Shares by DAL pursuant to the Sale and Purchase Agreement
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC

"Hong Kong GAAP"	the generally accepted accounting principles of Hong Kong
"Japanese GAAP"	the generally accepted accounting principles in Japan
"Latest Practicable Date"	5 May 2008, being the latest practicable date prior the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited
"Sale and Purchase Agreement"	the sale and purchase agreement dated 25 March 2008 and made between DAL and Allied Concept in relation to the sale and purchase of the Sale Shares
"Sale Shares"	a total of 15 issued Daiwa Sound Shares to be purchased and sold pursuant to the Sale and Purchase Agreement
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	ordinary share(s) of HK$0.10 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"JYP"	Japanese Yen, the lawful currency of Japan
"%"	per cent.

* *For identification purpose only*

DAIWA ASSOCIATE HOLDINGS LIMITED
台和商事控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 1037)

Executive Directors:
Mr. LAU Tak Wan *(President)*
Ms. CHAN Yuen Mei, Pinky *(Vice-President)*
Mr. WAN Chor Fai
Mr. MAK Hon Kai, Stanly

Independent Non-Executive Directors:
Mr. Barry John BUTTIFANT
Mr. LIU Ngai Wing
Mr. CHOI Yuk Fan

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Head office and principal place of business:
11th Floor, Block G
East Sun Industrial Centre
16 Shing Yip Street
Kwun Tong, Kowloon
Hong Kong

7 May 2008

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION

DISPOSAL OF INTEREST IN DAIWA SOUND CO., LTD

INTRODUCTION

Reference is made to the announcement of the Company dated 17 April 2008 in which the Board announced that on 25 March 2008, DAL as vendor entered into the Sale and Purchase Agreement with Allied Concept in relation to the sale and purchase of the Sale Shares, being 15 issued Daiwa Sound Shares, representing 5% of the issued share capital of Daiwa Sound, for a consideration of HK$192,000 in cash. Upon Completion, Daiwa Sound would cease to be a subsidiary and become an associated company of the Company.

The Disposal and the transactions contemplated thereunder constitute a discloseable transaction on the part of the Company under Chapter 14 of the Listing Rules.

The purpose of this circular is to provide you with further details regarding the Disposal and the transactions contemplated thereunder.

THE SALE AND PURCHASE AGREEMENT

Date

25 March 2008

Parties

(i) DAL as the vendor

(ii) Allied Concept as the purchaser

Allied Concept is a corporation duly registered in Hong Kong. It is principally engaged in investment holding. The Directors confirm that to the best of their knowledge, information and belief having made all reasonable enquiries, Allied Concept and its ultimate beneficial owners are third parties independent of the Company and its connected persons.

There was no previous transaction between the Company and Allied Concept (and its beneficial owners) which would require aggregation under the Listing Rules.

Assets to be disposed of

Pursuant to the Sale and Purchase Agreement, DAL has agreed to sell and Allied Concept has agreed to purchase the Sale Shares, being 15 issued Daiwa Sound Shares, representing 5% of the issued capital stock of Daiwa Sound.

Consideration

The consideration for the disposal of the Sale Shares is HK$192,000 and shall be payable by Allied Concept to DAL or its designated agent in cash upon the execution of the Sale and Purchase Agreement.

The consideration was determined after arm's length negotiations among the parties by reference to the acquisition cost of the Sale Share in June 2006 which amounted to JYP2,850,000 (equivalent to approximately HK$191,538).

The amount of net liabilities of Daiwa Sound and the amount of goodwill attributable to Daiwa Sound in the consolidated financial statement of the Group as at 31 March 2007 were HK$553,618 and HK$239,136 respectively. Based on the latest management accounts of Daiwa Sound available to the Company, the 15 issued Daiwa Sound Shares represent net liabilities of approximately HK$81,080 (after taken into account the unaudited net loss of Daiwa Sound for the period from 1 April 2007 to 30 November 2007) and goodwill of approximately HK$11,957 as at 30 November 2007. The Board considers the consideration which is a premium over the present net asset value in respect of the 15 issued Daiwa Sound Shares to be fair and reasonable and in the interest of the Company and the Shareholders as a whole.

It is intended that the consideration to be received by DAL or its designated agent will be used for general working capital of the Group.

Completion

DAL and Allied Concept mutually agree that the effective date of the transfer of beneficial interest of the Sale Shares shall be 1 February 2008, which is the date on which both parties had principally agreed to the sale and purchase of the Sale Shares subject to completion of the due diligence exercise carried out by Allied Concept. There is no material change subsequent to 1 February 2008 which might affect the terms of the Sale and Purchase Agreement.

Completion for the sale and purchase of the Sale Shares will take place in Hong Kong within one month after the execution of the Sale and Purchase Agreement, or in such other place, date and time as the parties may agree.

Prior to the completion of the Disposal, the Group held 52% of issued capital stock of Daiwa Sound. Upon completion of the Disposal, the Group will continue to hold 141 Daiwa Sound Shares, representing 47% of the issued capital stock of Daiwa Sound through Daiwa Acoustic Products Manufacturing Ltd, an indirect, wholly-owned subsidiary of the Company. Hence, Daiwa Sound will cease to be a subsidiary of the Company, however, it will become an associated company of the Company.

INFORMATION ON THE GROUP AND OTHERS

The Group is principally engaged in the design, development, manufacturing and distribution of electronic components, contract electronic manufacturing services and consumer electronics, and manufacturing and distribution of personal computer and digital products.

DAL is an indirect, wholly-owned subsidiary of the Company incorporated in BVI and is principally engaged in investment holding.

Daiwa Sound is an indirect, non wholly-owned subsidiary of the Company established in Osaka, Japan with an issued capital stock of JYP15,000,000. It is principally engaged in the trading and manufacturing of speaker elements and components. The Group acquired 52% shareholding of Daiwa Sound at the end of June 2006 at a cost of JYP29,640,000 (equivalent to approximately HK$1,992,000).

The unaudited net loss of Daiwa Sound before and after taxation and extraordinary items for the year ended 31 March 2006 amounted to approximately HK$2,988,000 and HK$3,023,000 respectively (prepared in accordance with Japanese GAAP).

The audited net loss of Daiwa Sound before and after taxation and extraordinary items for the year ended 31 March 2007 amounted to approximately HK$5,853,000 and HK$5,972,000 respectively (prepared in accordance with Hong Kong GAAP).

FINANCIAL EFFECT ON THE DISPOSAL

Subject to the confirmation from the Group's auditors, it is estimated that, upon Completion:

(i) the Group will record a gain on disposal of approximately HK$261,123 with reference to the net liabilities and goodwill of Daiwa Sound as at 30 November 2007; and

(ii) the total assets and the total liabilities of the Group will be decreased by approximately HK$65,814,000 and HK$66,499,000 respectively based on the management accounts of Daiwa Sound as at 30 November 2007.

These will be reflected in the consolidated financial statements of the Group for the ensuring year. It is expected that the Disposal will not have any material adverse financial impact on the earnings, assets and liabilities of the Company.

REASONS FOR THE DISPOSAL AND BENEFITS TO THE COMPANY

Upon completion of the Disposal, Daiwa Sound will cease to be a subsidiary of the Company and such account will no longer be consolidated in the Group's accounts. The Directors are of the view that the Disposal will result in a decrease in the management involvement and hence costs to the Group.

The Directors (including the non-executive and independent non-executive Directors) consider that the terms of the Disposal and the transactions contemplated thereunder have been entered into upon normal commercial terms and are in the interests of the Company and its Shareholders as a whole, and the terms are fair and reasonable as far as the Company and the Shareholders are concerned.

LISTING RULES IMPLICATION

The Disposal and the transactions contemplated thereunder constitute a discloseable transaction on the part of the Company under Chapter 14 of the Listing Rules.

ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the appendix to this circular.

Yours faithfully
By order of the Board
Daiwa Associate Holdings Limited
LAU Tak Wan
President

* *For identification purpose only*

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executives of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required, pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have taken under such provisions of the SFO), to be notified to the Company and the Stock Exchange, or which were required, pursuant to Section 352 of the SFO, to be entered in the register kept by the Company, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers in the Listing Rules, to be notified to the Company and the Stock Exchange were as follows:

a) Long positions in shares and warrants of the Company

	Number of issued ordinary shares/underlying shares attached to derivatives					
	Unlisted warrants	Ordinary shares in issued			Total	
Name of Directors	Corporate interests	Personal interests	Corporate interests	Other interest	Interests	Percentage
Mr. LAU Tak Wan	7,862,388 *(Note 2)*	6,537,141 *(Note 1)*	147,706,499 *(Notes 2,3,4)*	1,142,854	163,248,882	53.66%
Mr. CHAN Yuen Mei, Pinky	7,862,388 *(Note 2)*	4,022,854 *(Note 1)*	147,706,499 *(Notes 2,3,4)*	3,657,141	163,248,882	53.66%
Mr. WAN Chor Fai	—	50,000	—	—	50,000	0.016%
Mr. Barry John BUTTIFANT	—	500,000	—	—	500,000	0.16%

Notes:

1. 2,880,000 shares in the Company were jointly held by Mr. Lau Tak Wan ("Mr. Lau") and Ms. Chan Yuen Mei, Pinky ("Ms. Chan", the spouse of Mr. Lau).

2. 7,862,388 warrants and 74,431,436 shares in the Company were beneficially owned by China Capital Holdings Investment Limited ("China Capital"). The issued share capital of China Capital is 60% owned by Mr. Lau, and 40% owned by Ms. Chan.

3. 60,918,396 shares in the Company were beneficially owned by Leading Trade Limited ("Leading Trade"). The issued share capital of Leading Trade is 50% owned by Mr. Lau and 50% owned by Ms. Chan.

4. 12,356,667 shares in the Company were beneficially owned by Cyber Concept Limited ("Cyber Concept"). The issued share capital of Cyber Concept is 50% owned by Mr. Lau and 50% owned by Ms. Chan.

b) Long position in shares of associated corporations of the Company

Dominion International Limited, which is 50% owned by Mr. Lau Tak Wan, and 50% owned by Ms. Chan Yuen Mei, Pinky:

	Number of non-voting deferred shares held
Cosmos Wires and Connectors Manufacturing Limited	50,000
Westpac Digital Limited	1
Vastpoint Industrial Limited	455,000
Daiwa Associate (H.K.) Limited	1,500,000

In addition, each of Mr. Lau and Ms. Chan beneficially owns 140,000 and 10,000 non-voting deferred shares respectively in Cosmotec Precision Industrial Limited.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, chief executives of the Company or their associates had any interests or short positions in any shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required, pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have taken under such provisions of the SFO), to be notified to the Company and the Stock Exchange, or which were required, pursuant to Section 352 of the SFO, to be entered in the register kept by the Company, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers in the Listing Rules, to be notified to the Company and the Stock Exchange.

3. INTERESTS OF SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, to the best knowledge of the Directors and save as disclosed in paragraph headed "2. Directors' Interests" in this appendix, the following parties (other than Directors or chief executives of the Company), had an interest or short position in the shares, underlying shares or debentures of the Company which are required to be disclosed to the Company under the provision of Divisions 2 and 3 and Part XV of the SFO, or, who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

Interests in the shares and warrants of the Company

Name of substantial shareholder	*Note*	Number of ordinary shares held	Interest in underlying shares – unlisted warrants	% of the total issued shares
China Capital Holdings Investment Limited	*(2)*	74,431,436	7,862,388	27.05%
Leading Trade Limited	*(1)*	60,918,396	—	20.02%
Mr. NG Hung Sang		36,502,198	—	12.00%
South China Holdings Limited		36,502,198	—	12.00%

Notes:

1. Leading Trade Limited ("Leading Trade") is 50% owned by Mr. Lau Tak Wan ("Mr. Lau") and 50% owned by Ms. Chan Yuen Mei, Pinky ("Ms. Chan", the spouse of Mr. Lau). Accordingly, Leading Trade, Mr. Lau and Ms. Chan were deemed by SFO to be interested in 60,918,396, 163,248,882 and 163,248,882 shares of the Company.

2. China Capital Holdings Investment Limited ("China Capital") is 60% owned by Mr. Lau and 40% owned by Ms. Chan. Accordingly, China Capital, Mr. Lau and Ms. Chan were deemed by SFO to be interested in 74,431,436, 163,248,882 and 163,248,882 shares of the Company respectively.

Save as disclosed above, as at the Latest Practicable Date, the Directors are not aware of any other persons (other than Directors or chief executives of the Company) who have interests or short positions in the shares, underlying shares or debentures of the Company which would fall to be disclosed to the Company under the provision of Divisions 2 and 3 and Part XV of the SFO, or, who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or any options in respect of such capital.

4. COMPETING INTEREST

As at the Latest Practicable Date, so far as the Directors are aware, none of the Directors or their respective associates had any interest in a business which competes or may compete, either directly or indirectly, with the business of the Group, or have or may have any other conflicts of interest with the Group pursuant to Rule 8.10 of the Listing Rules.

5. DIRECTORS' SERVICE CONTRACTS

None of the Directors had entered or been proposed to enter into any service contracts with the Company or any other member of the Group (excluding contracts expiring or determinable by the Group within one year without payment of compensation (other than statutory compensation)) as at the Latest Practicable Date.

6. LITIGATION

As at the Latest Practicable Date, neither the Company nor any other member of the Group is engaged in any litigation or arbitration of material importance and there was no litigation or claim of material importance known to the Directors to be pending or threatened against the Company or any of its members.

7. GENERAL

(a) The registered office of the Company is situated at Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

(b) The head office and principal place of business of the Company is situated at 11th Floor, Block G, East Sun Industrial Centre, 16 Shing Yip Street, Kwun Tong, Kowloon, Hong Kong.

(c) The share registrar of the Company is Tricor Abacus Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

(d) The secretary and qualified accountant of the Company is Mr. Ho Chui Sing, a member of the Hong Kong Institute of Certified Public Accountants.

(e) In the event of inconsistency, the English text of this circular shall prevail over the Chinese text thereof.

此乃要件　請即處理

閣下如對本通函任何內容或應採取之行動**有任何疑問**，應諮詢閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之台和商事控股有限公司股份全部**售出或轉讓**，應立即將本通函交予買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

DAIWA

DAIWA ASSOCIATE HOLDINGS LIMITED

台和商事控股有限公司*

(於百慕達註冊成立之有限公司)

(股份代號 :1037)

須予披露交易

出售大和音響株式會社之權益

台和商事控股有限公司之財務顧問

ASIAN CAPITAL
(CORPORATE FINANCE) LIMITED
卓亞(企業融資)有限公司

* *僅供識別*

二零零八年五月七日

目錄

頁次

釋義 1

董事會函件 3

附錄 — 一般資料 8

於本通函內，除文義另有所指外，下列詞語具有以下涵義：

「滙意」	指	滙意有限公司，於香港正式註冊之法團，待售股份之買方，並為獨立於本公司及其關連人士之第三方
「董事會」	指	本公司之董事會
「英屬處女群島」	指	英屬處女群島
「本公司」	指	台和商事控股有限公司*(Daiwa Associate Holdings Limited)，於百慕達註冊成立之有限公司，其已發行股份於聯交所上市
「完成」	指	根據買賣協議之條款完成買賣待售股份或其任何部份
「關連人士」	指	具上市規則賦予該詞之涵義
「大和音響」	指	大和音響株式會社，本公司於日本大阪成立之間接非全資附屬公司，已發行股本為300股每股面值50,000日圓之股份
「大和音響股份」	指	大和音響股本中按每股面值50,000日圓發行之股份
「台和商事」	指	台和商事有限公司，本公司於英屬處女群島註冊成立之間接全資附屬公司，已發行股本為2美元，亦為待售股份之合法及實益擁有人
「董事」	指	本公司不時之董事(包括非執行及獨立非執行董事)
「出售」	指	台和商事建議根據買賣協議出售待售股份
「本集團」	指	本公司及其附屬公司
「香港」	指	中國香港特別行政區

「香港公認會計原則」	指	香港公認會計原則
「日本公認會計原則」	指	日本公認會計原則
「最後實際可行日期」	指	二零零八年五月五日，即本通函付印前可確定其中所載若干資料之最後實際可行日期
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「買賣協議」	指	台和商事與滙意於二零零八年三月二十五日就買賣待售股份訂立之買賣協議
「待售股份」	指	將根據買賣協議買賣之合共15股已發行大和音響股份
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股份」	指	本公司股本中每股面值0.10港元之普通股
「股東」	指	股份之持有人
「聯交所」	指	香港聯合交易所有限公司
「港元」	指	港元，香港之法定貨幣
「日圓」	指	日圓，日本之法定貨幣
「%」	指	百分比。

* *僅供識別*

DAIWA ASSOCIATE HOLDINGS LIMITED
台和商事控股有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：1037)

執行董事：
劉得還先生*(總裁)*
陳婉薇女士*(副總裁)*
尹楚輝先生
麥漢佳先生

獨立非執行董事：
畢滌凡先生
廖毅榮先生
蔡毓潘先生

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

總辦事處及主要營業地點：
香港
九龍觀塘
成業街16號
怡生工業中心
G座十一樓

敬啟者：

須予披露交易

出售大和音響株式會社之權益

緒言

謹此提述本公司於二零零八年四月十七日刊發之公佈，據此，董事會宣佈，於二零零八年三月二十五日，台和商事(作為賣方)與滙意就按現金代價192,000港元買賣待售股份(即15股已發行大和音響股份，佔大和音響已發行股本之5%)訂立買賣協議。於完成後，大和音響將不再為本公司之附屬公司而將成為聯營公司。

根據上市規則第14章，出售及其項下擬進行之交易構成本公司之須予披露交易。

本通函旨在向　閣下提供有關出售及其項下擬進行交易之進一步詳情。

買賣協議

日期

二零零八年三月二十五日

訂約方

(i)　台和商事(作為賣方)

(ii)　滙意(作為買方)

滙意為於香港正式註冊之法團。其主要從事投資控股。董事確認就彼等於作出一切合理查詢後所知、所得資料及所信，滙意及其最終實益擁有人為獨立於本公司及其關連人士之第三方。

本公司與滙意(及其實益擁有人)過往並無進行任何根據上市規則須合併計算之交易。

將予出售之資產

根據買賣協議，台和商事已同意出售而滙意已同意購買待售股份(即15股已發行大和音響股份，佔大和音響已發行股本之5%)。

代價

出售待售股份之代價為192,000港元，須於買賣協議簽立後由滙意向台和商事或其指定代理以現金支付。

代價乃經訂約方參考待售股份於二零零六年六月之收購成本2,850,000日圓(相等於約191,538港元)而公平磋商後釐定。

本集團於二零零七年三月三十一日之綜合財務報表所示大和音響之負債淨額及大和音響應佔商譽分別為553,618港元及239,136港元。根據本公司所得大和音響之最新管理賬目，於二零零七年十一月三十日，15股已發行大和音響股份相當於負債淨額約81,080港元(經計入大和音響於二零零七年四月一日至二零零七年十一月三十日期間之未經審核虧損淨額)及商譽約11,957港元。董事會認為，代價(高於15股已發行大和音響股份之現行資產淨值)乃屬公平合理，並符合本公司及股東之整體利益。

台和商事或其指定代理收取之代價擬用作本集團之一般營運資金。

完成

台和商事與滙意互相協定轉讓待售股份實際權益之生效日期將為二零零八年二月一日，乃雙方原則上同意待滙意進行之盡職審查工作完成後買賣待售股份之日期。於二零零八年二月一日後並無出現可能影響買賣協議條款之重大變動。

買賣待售股份將於買賣協議簽立後一個月內在香港(或於訂約方可能協定之有關其他日期、時間及地點)完成。

於出售完成前，本集團持有大和音響已發行股本之52%。於出售完成後，本集團將繼續透過本公司之間接全資附屬公司台和音源產品製造有限公司持有141股大和音響股份，佔大和音響已發行股本之47%。因此，大和音響將不再為本公司之附屬公司，惟將成為本公司之聯營公司。

本集團及其他公司之資料

本集團主要從事設計、發展、生產及經銷電子元器件、合約電子專業生產服務及電子消費產品業務和製造及經銷個人電腦及數碼產品。

台和商事為本公司於英屬處女群島註冊成立之間接全資附屬公司，主要從事投資控股。

大和音響為本公司於日本大阪成立之間接非全資附屬公司，已發行股本為15,000,000日圓。其主要從事買賣及生產喇叭組件及元件。本集團於二零零六年六月底按成本29,640,000日圓(相等於約1,992,000港元)收購大和音響之52%股權。

截至二零零六年三月三十一日止年度，大和音響之未經審核除稅及非經常項目前及後虧損淨額分別約為2,988,000港元及3,023,000港元(根據日本公認會計原則編製)。

截至二零零七年三月三十一日止年度，大和音響之已經審核除稅及非經常項目前及後虧損淨額分別約為5,853,000港元及5,972,000港元(根據香港公認會計原則編製)。

出售之財務影響

待本集團之核數師確認，估計於完成後：

(i) 經參考大和音響於二零零七年十一月三十日之負債淨額及商譽後，本集團將錄得出售收益約261,123港元；及

(ii) 根據大和音響於二零零七年十一月三十日之管理賬目，本集團之總資產及總負債將分別減少約65,814,000港元及66,499,000港元。

此等金額將於本集團來年之綜合財務報表中反映。出售預期將不會對本公司之盈利、資產及負債構成任何重大不利財務影響。

出售之理由及本公司之得益

於出售完成後，大和音響將不再為本公司之附屬公司，而其賬目將不再併入本集團之(綜合)賬目。董事認為出售將減少管理層參與時間，因而減低本集團之成本。

董事(包括非執行及獨立非執行董事)認為出售之條款及其項下擬進行之交易乃按一般商業條款訂立，並符合本公司及其股東之整體利益，而條款就本公司及股東而言乃屬公平合理。

上市規則之影響

根據上市規則第14章，出售及其項下擬進行之交易構成本公司之須予披露交易。

其他資料

謹請　閣下亦細閱本通函附錄所載之其他資料。

此致

列位股東　台照

承董事會命
台和商事控股有限公司
總裁
劉得還
謹啟

二零零八年五月七日

* *僅供識別*

1. 責任聲明

本通函乃遵照上市規則之規定而提供有關本公司之資料。各董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知及所信，本通函並無遺漏任何其他事實，致使本通函內之任何內容有所誤導。

2. 董事及最高行政人員於本公司及其相聯法團之股份、相關股份及債權證之權益及淡倉

於最後實際可行日期，本公司之董事及最高行政人員在本公司或其任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及債權證中擁有根據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之權益及淡倉(包括根據證券及期貨條例之該等條文被當作或視為擁有之權益及淡倉)，或須記錄於根據證券及期貨條例第352條所規定由本公司備存之登記冊之權益及淡倉，或根據上市規則之上市公司董事進行證券交易的標準守則須知會本公司及聯交所之權益及淡倉如下：

a) 於本公司之股份及認股權證之好倉

	已發行普通股／衍生工具所附相關股份之數目					
	非上市認股權證	已發行普通股			總數	
董事姓名	法團權益	個人權益	法團權益	其他權益	權益	百分比
劉得還先生	7,862,388 *(附註2)*	6,537,141 *(附註1)*	147,706,499 *(附註2、3、4)*	1,142,854	163,248,882	53.66%
陳婉薇女士	7,862,388 *(附註2)*	4,022,854 *(附註1)*	147,706,499 *(附註2、3、4)*	3,657,141	163,248,882	53.66%
尹楚輝先生	—	50,000	—	—	50,000	0.016%
畢滌凡先生	—	500,000	—	—	500,000	0.16%

附註：

1. 劉得還先生(「劉先生」)及陳婉薇女士(「陳女士」,劉先生之配偶)聯名持有本公司股份2,880,000股。

2. China Capital Holdings Investment Limited(「China Capital」)實益擁有本公司股份74,431,436股及7,862,388股認股權證。China Capital之60%已發行股本由劉先生擁有,餘下40%已發行股本由陳女士擁有。

3. Leading Trade Limited(「Leading Trade」)實益擁有本公司股份60,918,396股。Leading Trade 50%已發行股本由劉先生擁有,餘下50%已發行股本由陳女士擁有。

4. Cyber Concept Limited(「Cyber Concept」)實益擁有本公司股份12,356,667股。Cyber Concept 50%已發行股本由劉先生擁有,餘下50%已發行股本由陳女士擁有。

b)　於本公司相聯法團之股份之好倉

Dominion International Limited由劉得還先生及陳婉薇女士各擁有50%權益:

	持有之無投票權遞延股份數目
寰宇電線有限公司	50,000
Westpac Digital Limited	1
宏標實業有限公司	455,000
台和商事有限公司	1,500,000

此外,劉先生及陳女士分別實益擁有寰宇精準工業有限公司之無投票權遞延股份140,000股及10,000股。

除上文所披露者外,於最後實際可行日期,本公司之董事或最高行政人員或彼等之聯繫人士概無於本公司或其任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及債權證中擁有根據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之權益或淡倉(包括根據證券及期貨條例之該等條文被當作或視為擁有之權益及淡倉),或須記錄於根據證券及期貨條例第352條所規定由本公司備存之登記冊之權益或淡倉,或根據上市規則之上市公司董事進行證券交易的標準守則須知會本公司及聯交所之任何權益或淡倉。

3. 主要股東權益

於最後實際可行日期，就各董事所知，除本附錄「2.董事及最高行政人員於本公司及其相聯法團之股份、相關股份及債權證之權益及淡倉」一段所披露者外，下列人士(本公司董事或最高行政人員除外)於本公司之股份、相關股份或債權證中擁有根據證券及期貨條例第XV部第2及3分部條文須向本公司披露之權益或淡倉，或直接或間接擁有附有權利可於任何情況下在本集團任何其他成員公司之股東大會上投票之任何類別股本面值10%或以上之權益。

於本公司股份及認股權證之權益

主要股東名稱	*附註*	持有之普通股數目	相關股份權益 — 非上市認股權證	佔已發行股份總數之百分比
China Capital Holdings Investment Limited	*(2)*	74,431,436	7,862,388	27.05%
Leading Trade Limited	*(1)*	60,918,396	—	20.02%
吳鴻生先生		36,502,198	—	12.00%
南華集團有限公司		36,502,198	—	12.00%

附註：

1. Leading Trade Limited(「Leading Trade」)之50%權益為劉得還先生(「劉先生」)所擁有及50%權益為陳婉薇女士(「陳女士」，劉先生之配偶)所擁有。因此，根據證券及期貨條例，Leading Trade、劉先生及陳女士分別被視為擁有60,918,396、163,248,882及163,248,882股本公司股份之權益。

2. China Capital Holdings Investment Limited(「China Capital」)之60%權益為劉先生所擁有及40%權益為陳女士所擁有。因此，根據證券及期貨條例，China Capital、劉先生及陳女士分別被視為擁有74,431,436、163,248,882及163,248,882股本公司股份之權益。

除上文所披露者外，於最後實際可行日期，董事並不知悉任何其他人士(本公司董事或最高行政人員除外)於本公司之股份、相關股份或債權證中擁有根據證券及期貨條例第XV部第2及3分部條文須向本公司披露之權益或淡倉，或直接或間接擁有附有權利可於任何情況下在本集團任何其他成員公司之股東大會上投票之任何類別股本面值10%或以上之權益或有關股本之任何購股權。

4. 競爭權益

於最後實際可行日期，就董事所知，概無董事或彼等各自之聯繫人士直接或間接於與本集團業務構成競爭或可能構成競爭之業務中擁有任何權益；或根據上市規則第8.10條與本集團有或可能有任何其他利益衝突。

5. 董事之服務合約

於最後實際可行日期，除於一年內屆滿或可由本集團終止而免付補償(法定賠償除外)之合約外，概無董事與本公司或本集團任何其他成員公司已訂立或擬訂立任何服務合約。

6. 訴訟

於最後實際可行日期，本公司或本集團任何其他成員公司概無涉及任何重大訴訟或仲裁，而就董事所知，本公司或其任何成員公司亦無任何尚未了結或面臨任何重大訴訟或索償。

7. 一般事項

(a) 本公司之註冊辦事處位於Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda。

(b) 本公司之總辦事處及主要營業地點位於香港九龍觀塘成業街16號怡生工業中心G座十一樓。

(c) 本公司之股份過戶登記處為卓佳雅柏勤有限公司，地址為香港灣仔皇后大道東28號金鐘滙中心26樓。

(d) 本公司之秘書兼合資格會計師為何聚聲先生，彼為香港會計師公會會員。

(e) 本通函之中英文本如有任何歧義，概以英文本為準。

END